Form 10-K405, Exhibit 13
period 1996-01-31
VIRCO MFG CORPORATION
filed 1996-04-26
CIK 751365

                                                                    Exhibit 13


MANAGEMENT'S STATEMENT
                                  The financial statements of Virco Mfg.
                                  Corporation were prepared by management, which is responsible for the integrity and objectivity of the data presented, including amounts that must necessarily be based on judgments and estimates. The statements were prepared in conformity with generally accepted accounting principles, and in situations where acceptable alternative accounting principles exist, management selected the method that was most appropriate in the circumstances.

                                  Virco depends upon the Corporation's system of internal controls in meeting its responsibilities for reliable financial statements. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these controls.

                                  The financial statements have been audited by our independent auditors, Ernst & Young LLP. The independent auditors provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain and maintain an understanding of Virco's accounting and financial controls, and conduct such tests and procedures as they deem necessary to arrive at an opinion on the fairness of financial statements.

                                  The Audit Committee of the Board of
                                  Directors, which is composed solely of
                                  Directors from outside the Company, maintains an ongoing appraisal of the effectiveness of audits and the independence of the auditors. The Committee meets periodically with the auditors and management. The independent auditors have free access to the Committee, without management present, to discuss the results of their audit work and their opinions on the adequacy of internal financial controls and the quality of financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

REVENUE AND INCOME

1995 vs. 1994

Net sales from operations increased to $224,349,000 for fiscal 1995, compared to $215,659,000 in fiscal 1994. This sales performance was achieved in a continued competitive market, and was accomplished through improved operational performance in our manufacturing and distribution capabilities combined with an aggressive pricing strategy.

Educational sales, representing 53% of corporate revenues, increased by $7,204,000 from $112,053,000 to $119,257,000. This increase occurred in an improved market and was achieved through competitive pricing, increased levels of inventory going into the peak shipping periods, improved manufacturing performance, and engineering improvements in certain product lines. Sales of mobile cabinets and mobile tables demonstrated solid growth. Acceptance of Virco's hard plastic furniture and other core educational products continue to improve.

Commercial sales, representing 42% of corporate revenues, increased by $1,334,000 from $92,391,000 to $93,725,000. Sales improved in several markets, with Virco targeting market penetration in the hospitality, private school, and church markets. Sales of products to mass merchandisers have decreased as the Company is focusing on more profitable markets.

Other sales increased by $152,000 from $11,215,000 to $11,367,000. Sales performance in this market reflected an improvement in sales to Canada offset by declining sales into Mexico.

The $8,690,000 increase in sales provided an additional $3,501,000 of gross margin. During the year, the Company incurred increases in material costs accompanied by lagging increases in selling prices. Costs of raw materials peaked during the middle of the year, and by year end had fallen to more typical levels. We expect raw material prices to be more stable in 1996. Offsetting these increased costs, the Company experienced efficiencies in both manufacturing overhead and distribution costs. These costs decreased in both absolute amounts as well as a percentage of sales. Improvements in these areas are attributable to the closing of four distribution centers in 1994, improved automation in the factories, and increased production volumes.

Selling, general and administrative, and interest expenses, as a percentage of sales, increased compared to the prior year. These increased costs related to increased spending for product development as well as financing costs related to the capital investment program and increased levels of inventory. Other income and expense improved compared to the prior year due to non recurring events. These 1995 events include an involuntary conversion from tornado damage and a favorable settlement of legal proceedings relating to our Southern Pines manufacturing facility. 1994 reflected a provision for a claim against the Company for products sold under a GSA contract.

1994 vs. 1993

Net sales from operations increased to $215,659,000 for fiscal 1994, compared to $205,629,000 in fiscal 1993. This sales performance was achieved in a continued competitive market, and was accomplished through an aggressive pricing strategy.

Educational sales, representing 52% of corporate revenues, increased by $2,868,000 from $109,185,000 to $112,053,000. This increase occurred in a relatively flat market and was achieved through competitive pricing and engineering improvements in certain product lines. Acceptance of Virco's hard plastic furniture and other core educational products continue to improve.

Commercial sales, representing 43% of corporate revenues, increased by $6,560,000 from $85,831,000 to $92,391,000. Sales improved in all markets, with Virco improving market penetration in the hospitality, private school, and church markets. Growth in sales to mass merchandisers has leveled off, with sales to mass merchants representing a comparable percentage of Commercial sales for 1994 and 1993.

Other sales increased by $602,000 from $10,613,000 to $11,215,000. This increase was attained by increased export sales to Mexico offset by a decrease in sales to the Federal Government.

The overall $10,030,000 increase in sales provided an additional $3,816,000 of gross margin. Slight increases in material costs were offset by reductions in overhead spending, resulting in stable gross margins as a percentage of sales. A reduction in distribution and warehousing expenditures was achieved by closing five distribution centers in the latter part of 1993 and four additional distribution centers in the latter half of 1994. Selling, general and administrative costs, as a percentage of sales, were comparable to the prior year.

1993 vs. 1992

Net sales from continuing operations increased to $205,629,000 for fiscal 1993, compared to $191,324,000 in fiscal 1992. This sales performance, which was achieved in an extremely competitive market, was accomplished through an aggressive pricing strategy combined with improved on-time delivery of customer orders.

Educational sales, representing 53% of 1993 corporate revenues, increased by $5,161,000 from $104,024,000 to $109,185,000. This increase was achieved through competitive pricing along with improved on-time deliveries of orders during the summer and fall educational delivery season.

Commercial sales, which represent 42% of 1993 corporate revenues, increased by $8,791,000 from $77,040,000 to $85,831,000. Competitive pricing combined with improved customer service and delivery enabled sales increases in the private school, hospitality and mass merchandising markets.

Other sales increased slightly from $10,260,000 to $10,613,000. This improvement is attributable to improved sales in Canada. The Company continued to develop a dealer network in Mexico with intent to increase sales in both Mexico and Canada.

Despite a $14,305,000 increase in sales, margins only increased by $1,783,000. This was attributable to severe price competition combined with slight increases in costs. Selling, general and administrative costs, as a percentage of sales, were comparable to the prior year.

OTHER OPERATING ACTIVITIES

In April 1994, the Board of Directors authorized the Company to enter into a ten year lease for a 560,000 square foot manufacturing and warehousing facility in Torrance, CA. This new facility has enabled the Company to combine both manufacturing and warehousing operations for the Western Region under one roof, reducing materials handling and distribution expenses. The Company moved all west coast warehousing operations into the new facility in the third quarter of 1994. The transfer of manufacturing operations started in March of 1995 and was substantially completed by the end of June 1995. This move was accomplished with virtually no impact upon customer service or level of shipments. By the end of 1995, the new factory was operating at anticipated production levels. Current efforts are focusing on running the facility at intended levels of productivity. The Company has made in 1994 and in 1995, a large investment in automated equipment and leasehold improvements at this new facility. In connection with the move, the factory has been redesigned to implement a "manufacturing cell" concept. This plant layout requires a substantial investment in capital equipment, but will reduce labor costs as well as throughput time for production of the Company's significant product lines. In addition, the new equipment will broaden the Company's manufacturing capabilities to facilitate expansion into targeted markets and product lines. The new production capabilities will complement the Company's investment in enhanced product engineering and design capabilities initiated in 1993 and continued through the current year.

The Company's Conway, AR manufacturing facility, which was expanded in 1991 and again in 1993, received nearly $6,500,000 of capital investment in machinery and equipment in 1994 and an additional $6,900,000 in 1995. This investment increased capacity to produce hard plastic components, which are a critical element of the Company's educational product line, increased and automated welding capabilities, expanded tube forming operations, and significantly enhanced tool and die fabrication capabilities. The current year's capital investments are a continuation of an effort initiated several years ago to expand and more fully automate the Arkansas facility.

In connection with the new west coast facility, the Company has discontinued operations at two facilities in the Los Angeles area. One facility, a 160,000 square foot manufacturing plant owned by the Company, was leased in 1995 under a 15 year lease. Under the terms of the lease, the Company provided no tenant improvement allowances and leased the building on an "as is" basis, saving capital so as to invest available funds in equipment at the new manufacturing facility. The second facility, a 200,000 square foot finished goods warehouse and distribution center owned by the Company, was leased during the third quarter of 1994 under a five year lease which will expire in January 2000.

In 1994, the Company sold one of its two facilities in Newport, TN. This facility, formerly a finished goods warehouse, had been rented to outside parties since 1988. The remaining property, formerly used in the production of hard plastic components, is currently being used to store finished goods inventory.

In February 1993, a fire at our San Luis, Mexico, manufacturing operation destroyed a raw material and work-in-process storage facility along with the related inventory. In addition, there was minor damage to one adjacent production facility. Repair work to the adjacent production facility was completed early in 1993. The raw material and work-in-process storage facility was not replaced. Virco filed and settled a claim for property damage in the fourth quarter of 1993, resulting in a gain on the involuntary conversion of the building, offset in part by a small loss on the involuntary conversion of inventory. Proceeds from the property insurance claim were received in 1994. The Company filed and settled a claim under the business interruption insurance policy in 1994.

ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. The Company has expended, and may be expected to expend significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment, or remediation of environmental contamination.

Currently, the Company is self insured for Product, and General Liability losses up to $150,000 per occurrence. Effective April 1, 1995, the Company purchased first dollar coverage for Workers' Compensation and Automobile Liability. In prior years the Company has been self insured for Workers' Compensation, Automobile, Product, and General Liability losses. The Company has purchased insurance to cover losses in excess of $150,000 up to a limit of $20,000,000. In 1993 the Company initiated a program to reduce product liability losses and to more aggressively litigate product liability cases. This program has continued through 1995 and has resulted in reductions in litigated product liability cases. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position or results of operations.

INFLATION AND FUTURE CHANGE IN PRICES

Although inflation has slowed in recent years, it is still a factor in our economy and the Company continually seeks ways to cope with its effect on all operating costs. The extremely competitive business climate experienced over the recent years has limited our ability to pass on these increasing costs to our customers.

The Company uses the LIFO method of accounting for the material content of inventory. Under this method, the cost of material included in products sold reported in the financial statements approximates current costs, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. The Company has made significant fixed asset acquisitions during 1995 and 1994. The assets acquired will result in higher depreciation charges, but due to technological advances should result in operating cost savings. Anticipated fixed asset additions in 1996 should return to a more normal level, with 1996 capital acquisitions approximating 1996 depreciation expense.

Material costs were volatile in 1995, with cost increases in plastic and cartons, as well as increased steel prices. These costs increased during the year and then dropped back to more normal levels near the end of the year.

Raw material costs are expected to be more stable in 1996. If these costs do remain stable, we anticipate that total material costs for 1996, as a percentage of sales, could be less than in 1995. The Company is working to mitigate possible cost increases by investigating new packaging materials in addition to new sources of raw material and purchased components.

The material cost and certain overhead expenditures of product manufactured in Mexico is paid for and denominated in U.S. Dollars, but the cost of labor and many overhead expenditures are denominated in Mexico Pesos. The volatility and recession in the Mexican markets has adversely affected efforts to sell product into Mexico, but has reduced our cost of producing goods for distribution in the United States.

LIQUIDITY

In October 1995 a two year, $49,500,000 loan facility was completed with Wells Fargo Bank. The terms of the facility are described in Note 5(a) of the notes to the consolidated financial statements. Major provisions of the agreement include that the line is uncollateralized and the interest rate is at prime. This new facility allows the Company the option to borrow under 30, 60, and 90 day fixed term rates at LIBOR plus 1.75%. Under this agreement, there is a letter of credit sub feature where the Company issues commercial and standby letters of credit. Subsequent to year end, the Company was able to reduce outstanding stand by letters of credit by $5,140,000, converting this amount to available cash borrowing. This loan facility is intentionally large enough to finance more production in the early part of the year to have adequate inventories available for the summer / fall educational delivery season.

During 1994, the Company issued an $8,900,000 Industrial Revenue Bond through the City of Torrance, CA. The Bond was privately placed with General Electric Capital Corporation. This Industrial Revenue Bond provides capital funds which are limited to the acquisition of machinery, equipment, and leasehold improvements in the new Torrance, CA facility. Under the terms of the Bond, capital spending at the Torrance facility will be limited to $8,900,000 over a three year period. During 1995, the Company drew down $8,336,000 to cover capital expenditures and bond issuance costs. To supplement the Bond proceeds, the Company has entered into true tax leases with General Electric Capital Corporation for approximately $2,200,000 worth of machinery and equipment in 1995 and approximately $4,100,000 worth of machinery and equipment during 1994. Capital assets obtained through these true tax leases will not be applied toward the $8,900,000 three year limit on capital spending in Torrance. The Company does not anticipate entering into any additional comparable leases in 1996.

Capital investments for machinery and equipment installed at the Conway, AR facility totaled $6,900,000 in 1995 and $6,500,000 in 1994. This capital investment was financed out of operating cash flow and from the loan facility with Wells Fargo Bank. In 1993, the Company completed an expansion of the Conway, AR manufacturing plant. The Company financed this expansion by obtaining a $2,000,000 amortizing note secured by the land and building acquired. Equipment purchases for the 1993 expansion were again financed out of operating cash flow and our loan facility with Wells Fargo Bank. Capital expansion at this facility is expected to continue through 1996 at a reduced level. The 1996 capital additions will be funded by cash generated from operations and as necessary through the Wells Fargo credit facility.

In February 1993, a fire at our San Luis, Mexico, manufacturing operation destroyed a storage facility along with the related inventory. The Company did not replace the storage facility and improved inventory management to reduce raw material and work-in-process requirements. This reduction in Mexico assets generated approximately $5,000,000 in cash.

During 1994, the Company sold one property located in Newport, TN. This sale provided nearly $700,000 in cash proceeds.

During 1995, the Company received $500,000 as a settlement of legal proceedings related to the Southern Pines, NC facility.

In 1993, the Company established the Virco Employee Stock Ownership Program. This employee benefit plan allows Virco employees to defer compensation through a 401(k) plan. One of the four investment options available under the 401(k) is the Virco Stock Fund. In 1995, the Plan negotiated a credit facility with Wells Fargo Bank to loan up to $1,500,000 to the Plan. The loan is secured by Company Stock purchased with the loan proceeds and is guaranteed by the Company. The Plan may borrow up to $500,000 for recurring periodic transactions. Any borrowing greater than $500,000 must be approved by the Board of Directors. At January 31, 1996, the Plan had borrowed $193,000 under the line.

Management believes cash raised from the previously described sources will be adequate to meet its capital requirements in the short term and for the next year.

FINANCIAL STRATEGY

The Virco financial strategy is to continue to increase levels of profitability by new product development, acquisition of automated machinery, the elimination of under performing assets and continual reassessment of the manufacturing and distribution capacity needed to meet future demand. This continual assessment of production capacity has led to a shutdown of the Newport, TN plant in 1992, expansion of our Conway, AR production facility in both 1991 and 1993, and the 1994 move from the older Los Angeles, CA plant to a larger, more automated facility. We are continuing in our effort to eliminate or lease underutilized real estate.

The Company has a manufacturing operation in San Luis, Mexico, which is a supplier of components and finished products for the Company's other divisions. The operation's identifiable assets were $6,386,000 and $10,039,000 at January 31, 1996 and 1995 respectively. The feasibility of selling this facility is under review. The results of this analysis are expected during 1996.

Note 8 of the notes to the consolidated financial statements describes the result of the implementation of Financial Accounting Standard Board Statement No. 109 "Accounting for Income Taxes". The Company has not provided an allowance against the deferred tax assets recorded in the financial statements. The net deferred tax asset represents less than 4% of the current year pre-tax earnings. The gross deferred tax asset represents approximately 10% of current pre-tax earnings. Management believes that it is more likely than not that taxable earnings in the carryback period and future earnings will be sufficient to recover deferred tax assets.

The Company implemented Financial Accounting Standards Board Statement No. 106 in 1993. The effect of this implementation was insignificant to the Company's financial position.

The Company discounts the pension obligations under the Virco Employees Retirement Plan and the Virco Important Performers Plan (VIP) utilizing an 8% discount rate. Although the Company does not anticipate any change in this rate in the coming year, any such change would not have a significant effect on the Company's financial position or results of operations.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                     Fiscal Year Ended
                                            January 31,     January 31,      January 31,      January 31,     January 31,
(In thousands, except per share data)              1996            1995             1994             1993            1992
- - -------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales - continuing operations            $  224,349      $  215,659       $  205,629       $  191,324      $  187,384
Net income
  Continuing operations                           5,209           5,001            4,302            3,827           3,453
  Discontinued operations                            -               -                -              (668)           (347)
  Change in accounting methods                       -               -              (275)              -               -
                                             ----------------------------------------------------------------------------
                                             $    5,209      $    5,001       $    4,027       $    3,159      $    3,106
                                             ============================================================================
Net income per share*
    Continuing operations                    $      .96      $      .92       $      .80       $      .71      $      .64
    Discontinued operations                          -               -                -              (.12)           (.07)
    Change in accounting methods                     -               -              (.05)          -                   -
                                             ----------------------------------------------------------------------------
                                             $      .96      $      .92       $      .75       $      .59      $      .57
                                             ============================================================================
Average number of shares
    outstanding                               5,431,581       5,408,699        5,373,732        5,314,712       5,404,483
  Dividends declared per share:
    Cash                                     $      .04      $      .04       $      .04       $      .04      $      .04
    Stock                                            10%             10%              10%              10%             10%

OTHER FINANCIAL DATA
  Total assets                               $  119,225      $  115,008       $   97,164       $   98,947      $   89,231
  Working capital                                51,320          42,780           47,038           52,236          42,805
  Current ratio                                   3.2/1           2.6/1            3.2/1            3.5/1           3.0/1
  Total long-term obligations                    39,900          37,428           29,722           34,651          28,258
  Stockholders' equity                           55,461          50,466           45,637           41,937          39,164
  Shares outstanding at year-end**            5,369,360       5,360,560        5,360,560        5,360,560       5,404,485
  Stockholders' equity per share**                10.33            9.42             8.51             7.81            7.25

* Based on average number of shares outstanding each year after giving retroactive effect for stock dividends.
** Based on number of shares outstanding at year-end giving effect for stock dividends declared.

                                   NET SALES
                                  in millions

                             91            92              93            94               95
                          187.4         191.3           205.6         215.7            224.3

                                   NET INCOME
                                  in millions

                            91            92              93            94               95
                           3.1           3.2             4.0           5.0              5.2

                              NET INCOME PER SHARE
                                   in dollars

                             91            92              93            94               95
                            .57           .59             .75           .92              .96

REPORT OF INDEPENDENT AUDITORS

                              THE BOARD OF DIRECTORS AND STOCKHOLDERS VIRCO MFG. CORPORATION

                              We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                              We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.


                              /s/  ERNST & YOUNG LLP

                              Los Angeles, California
                              March 15, 1996

CONSOLIDATED BALANCE SHEETS

                                                                                                January 31
(In thousands, except per share data)                                                    1996             1995
- - --------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                                             $      661       $      585
  Trade accounts receivable (less a $100 allowance for doubtful accounts)              25,924           25,845
  Other receivables                                                                     2,078            1,523
  Income taxes receivable                                                                 197               -

  Inventories:
    Finished goods                                                                     22,585           21,689
    Work in process                                                                     6,949            6,113
    Raw materials and supplies                                                         13,486           11,418
                                                                                   ---------------------------
                                                                                       43,020           39,220

  Prepaid expenses and other current assets                                             1,883            1,505
  Deferred income taxes                                                                   859            1,154
                                                                                   ---------------------------
Total current assets                                                                   74,622           69,832

Restricted short-term investments                                                       1,272            8,937
Property, plant and equipment:
  Land and land improvements                                                            3,543            3,061
  Buildings                                                                            13,661           12,497
  Machinery and equipment                                                              54,667           48,736
  Leasehold improvements                                                                1,822            1,433
                                                                                   ---------------------------
                                                                                       73,693           65,727
  Less accumulated depreciation and amortization                                       36,738           34,409
                                                                                   ---------------------------
Net property, plant and equipment                                                      36,955           31,318

Other assets                                                                            6,376            4,921
                                                                                   ---------------------------
Total assets                                                                       $  119,225      $   115,008
                                                                                   ===========================

See accompanying notes.


NET PROPERTY, PLANT & EQUIPMENT/
CAPITAL EXPENDITURES  in millions

Net Property, Plant & Equipment
Capital Expenditures


    91            92              93            94               95

  19.0          18.9            23.7          31.3             37.0
   5.5           3.8             8.8          12.4             11.1

                                                                                                January 31
(In thousands, except per share data)                                                    1996             1995
- - --------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Checks released but not yet cleared bank                                         $    3,545       $    2,898
  Accounts payable                                                                     10,199           11,768
  Accrued compensation and employee benefits                                            5,080            5,991
  Income taxes payable                                                                     -             1,372
  Current portion of long-term debt                                                       924              874
  Other accrued liabilities                                                             3,554            4,149
                                                                                   ---------------------------
Total current liabilities                                                              23,302           27,052

Noncurrent liabilities:
  Accrued self-insurance retention                                                      1,535            1,913
  Accrued pension expenses                                                              2,456            2,938
  Long-term debt, less current portion                                                 35,909           32,577
                                                                                   ---------------------------
Total noncurrent liabilities                                                           39,900           37,428

Deferred income taxes                                                                     562               62

Commitments and contingencies

Stockholders' equity:
  Preferred stock:
    Authorized 3,000,000 shares, $.01 par value;
      none issued or outstanding                                                           -                -
  Common stock:
    Authorized 10,000,000 shares, $.01 par value; issued
      5,391,749 shares in 1995 and 4,903,625 shares in 1994                                54               49
  Additional paid-in capital                                                           42,055           36,992
  Retained earnings                                                                    13,717           13,787
  Less treasury stock at cost (22,389 and 30,389 shares at
    January 31, 1996 and 1995, respectively)                                             (172)            (234)
  Less unearned ESOP shares                                                              (193)            (128)
                                                                                   ---------------------------
Total stockholders' equity                                                             55,461           50,466
                                                                                   ---------------------------
Total liabilities and stockholders' equity                                         $  119,225       $  115,008
                                                                                   ===========================

See accompanying notes.

STOCKHOLDERS' EQUITY  in millions

        91            92              93            94               95
      39.2          41.9            45.6          50.5             55.5

CONSOLIDATED STATEMENTS OF INCOME

                                                                                 Year ended January 31
(In thousands, except per share data)                                    1996             1995             1994
- - ---------------------------------------------------------------------------------------------------------------
Net sales                                                         $   224,349      $   215,659      $   205,629
Costs of goods sold                                                   163,728          158,539          152,325
                                                                  ---------------------------------------------
Gross profit                                                           60,621           57,120           53,304

Selling, general and administrative expenses                           50,050           46,047           44,705
Provision for doubtful accounts                                            67              220              380
Interest expense, net                                                   3,130            2,329            2,516
Other (income) expense                                                 (1,039)             500           (1,197)
                                                                  ---------------------------------------------
Income before taxes and cumulative effect of accounting change          8,413            8,024            6,900
Provision for income taxes                                              3,204            3,023            2,598
                                                                  ---------------------------------------------
Income before cumulative effect of accounting change                    5,209            5,001            4,302

Cumulative effect at February 1, 1994 of change in method
  of accounting for income taxes                                          -                -               (275)
                                                                  ---------------------------------------------
Net income                                                        $     5,209      $     5,001      $     4,027
                                                                  =============================================
Net income per share:
  Income before cumulative effect of accounting change            $       .96      $       .92      $       .80
  Cumulative effect of accounting change                                  -                -               (.05)
                                                                  ---------------------------------------------
                                                                  $       .96      $       .92      $       .75
                                                                  =============================================
Weighted average shares outstanding                                 5,431,581        5,408,699        5,373,732
                                                                  =============================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       Common Stock     Additional
                                   -------------------     Paid-In    Retained Treasury        ESOP
(Dollar amounts in thousands)         Shares   Amount      Capital    Earnings    Stock       Trust       Total
- - ---------------------------------------------------------------------------------------------------------------
Balance at January 31, 1993        4,027,469      $40      $30,265     $11,866   $ (234)     $   -      $41,937
  Unearned ESOP shares                    -        -            -           -        -         (150)       (150)
  Stock dividend (10%)               402,746        4        2,966      (2,970)      -           -           -
  Cash dividend ($.04)                    -        -            -         (177)      -           -         (177)
  Net income                              -        -            -        4,027       -           -        4,027
                                   ----------------------------------------------------------------------------
Balance at January 31, 1994        4,430,215       44       33,231      12,746     (234)       (150)     45,637
  Unearned ESOP shares                    -        -            -           -        -           22          22
  Stock dividend (10%)               443,021        5        3,761      (3,766)      -           -           -
  Cash dividend ($.04)                    -        -            -         (194)      -           -         (194)
  Net income                              -        -            -        5,001       -           -        5,001
                                   ----------------------------------------------------------------------------
Balance at January 31, 1995        4,873,236       49       36,992      13,787     (234)       (128)     50,466
  Unearned ESOP shares                    -        -            -           -        -          (65)        (65)
  Sale of treasury stock               8,000       -             4          -        62          -           66
  Stock dividend (10%)               488,124        5        5,059      (5,064)      -           -           -
  Cash dividend ($.04)                    -        -            -         (215)      -           -         (215)
  Net income                              -        -            -        5,209       -           -        5,209
                                   ----------------------------------------------------------------------------
Balance at January 31, 1996        5,369,360      $54      $42,055     $13,717    $(172)      $(193)    $55,461
                                   ============================================================================

See accompanying notes.

STOCKHOLDERS' EQUITY PER SHARE  in dollars

             91            92              93            94               95
           7.25          7.81            8.51          9.42            10.33

CASH FLOW

SOURCES OF CASH
in millions

NET INCOME
  $5.2


ISSUANCE OF LONG-TERM DEBT
        $4.2


DEPRECIATION
    $5.4


USES OF CASH
in millions

PURCHASE OF PROPERTY, PLANT & EQUIPMENT
               $11.1

OTHER - NET
    $3.7

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Year ended January 31
(In thousands)                                                          1996             1995             1994
- - --------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                        $    5,209       $    5,001       $    4,027
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                                      5,364            4,243            3,642
    Provision for doubtful accounts                                       67              220              380
    Gain on sale of property, plant and equipment                        (51)             (90)            (974)
    Changes in assets and liabilities:
      Trade accounts receivable                                         (146)          (2,679)           2,247
      Other receivables                                                 (554)           6,303           (6,353)
      Inventories                                                     (3,800)          (4,234)           7,439
      Prepaid expenses and other current assets                         (378)             159              253
      Accounts payable and accrued liabilities                        (3,288)           6,554              (98)
      Income taxes payable                                            (1,569)            (169)           1,638
      Deferred income taxes                                              795             (734)            (463)
      Other                                                              230             (649)           2,535
                                                                  --------------------------------------------
Net cash provided by operating activities                              1,879           13,925           14,273

INVESTING ACTIVITIES
Capital expenditures                                                 (11,068)         (12,422)          (8,821)
Proceeds from sale of property, plant and equipment                      118              667            1,420
Net investment in life insurance                                      (1,685)             453             (616)
Restricted short-term investments                                      7,665           (8,937)              -
                                                                  --------------------------------------------
Net cash used in investing activities                                 (4,970)         (20,239)          (8,017)

FINANCING ACTIVITIES
Dividends paid                                                    $     (215)      $     (194)      $     (177)
Issuance of long-term debt                                             4,205            8,900            2,000
Repayment of long-term debt                                             (824)          (2,212)          (7,856)
Sale of treasury stock                                                    66              -                -
ESOP (loan) payment                                                      (65)              22             (150)
                                                                  --------------------------------------------
Net cash provided by (used in) financing activities                    3,167            6,516           (6,183)
                                                                  --------------------------------------------
Net increase in cash                                                      76              202               73
Cash at beginning of year                                                585              383              310
                                                                  --------------------------------------------
Cash at end of year                                               $      661       $      585       $      383
                                                                  ============================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                        $    3,299       $    2,288       $    2,644
  Income taxes                                                         3,978            4,027            1,581

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

   Business

   Virco Mfg. Corporation is engaged in the production and distribution of furniture for the education and contract furniture markets worldwide. The majority of sales are made to educational institutions and contract furniture markets located throughout the United States and Canada.

   Principles of Consolidation

   The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

   Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method of valuation for the material content of inventories and the first-in, first-out (FIFO) method for labor and overhead.

   Property, Plant and Equipment

   Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization is computed on the straight-line method for financial reporting purposes based upon the following estimated useful lives:

        Land improvements                                                               5 to 25 years
        Buildings (including improvements)                                              5 to 40 years
        Machinery and equipment                                                         3 to 10 years
        Leasehold improvements                                                          Life of lease

   Certain assets are depreciated under accelerated methods for income tax purposes.

   Interest costs, amounting to $190,000, $134,000 and $127,000 for the years ended January 31, 1996, 1995 and 1994, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

   The Company capitalizes costs associated with software developed for its own use. Such costs are amortized over three years from the date the software is operational.

   Property held for sale of $1,362,000 and $1,741,000 at January 31, 1996 and 1995, respectively, is stated at the lower of cost or estimated net realizable value and includes certain facilities and land no longer used in the Company's operations.

   In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

   Income Taxes

   As discussed in Note 8, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes," in the fiscal year ended January 31, 1994. Prior to the adoption of Statement No. 109, the provision for income tax expense was determined using the deferred method in accordance with APB 11.

   Income Per Share

   Net income per common share is based on the average number of shares of common stock outstanding during each year and common stock equivalents of dilutive stock options, after giving retroactive effect to stock dividends.

   Foreign Currency Translation

   The "functional currency" for the financial statements of the Mexico subsidiary is the U.S. dollar. In accordance with FASB Statement No. 52, all non-monetary balance sheet accounts have been remeasured using historical rates. Income statement amounts have been remeasured using the average exchange rate in effect during the year. All remeasurement gains and losses are included in the consolidated statement of income. The effect on the statement of income of gains and losses is insignificant for all years presented.

   Intangible Assets

   Intangible assets, which consist principally of deferred pension assets and which are included in other assets, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

   Environmental Costs

   Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs which extend the useful life of assets are capitalized and amortized over the useful life of the assets.

   Advertising Costs

   Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $2,790,000 in 1995, $2,934,000 in 1994 and $2,407,000 in 1993.

   Self-Insurance

   The Company is self-insured or has a self-insured retention for general and product liability. Consulting actuaries assist the Company in determining its liability for the self-insured component of claims which have been discounted to their net present value.

   Stock-Based Compensation

   The Company accounts for compensation cost related to employee stock options in accordance with the requirements of Accounting Principles Board Opinion 25 (APB 25) and intends to continue to do so. APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price.

   Use of Estimates and Assumptions

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Revenue Recognition

   Revenue from product sales is recognized upon shipment of merchandise.

   Fiscal Year End

   Fiscal years 1995, 1994 and 1993 refer to the years ended January 31, 1996, 1995 and 1994, respectively.

   Reclassifications

   The consolidated financial statements for the years ended January 31, 1995 and 1994 contain certain reclassifications to conform to the presentation for the year ended January 31, 1996.

2.  BARTER CREDIT RECEIVABLE

   During 1991, the Company sold recalled stack chairs in exchange for barter credits. At January 31, 1996 and 1995, barter credits receivable of $625,000 and $1,130,000, respectively, were included in other receivables. The barter credits will expire if not used before January 31, 1997. The Company expects to fully utilize such barter credits during 1996.

3. RESTRICTED SHORT-TERM INVESTMENTS

   In December 1994, the City of Torrance issued an $8,900,000 Industrial Revenue Bond (IRB) which was privately placed with General Electric Capital Corporation (GECC). The proceeds from this bond are held in money market funds in trust at U.S. Trust Company and may only be used to pay for improvements and equipment to be located at the Torrance, CA facility. The terms of the IRB restrict capital expenditures at the Torrance location to a cumulative total of $8,900,000 for a three year period ending December 1997.

4. INVENTORIES

   The current material cost for inventories exceeded LIFO cost by $5,751,000, $6,507,000 and $5,450,000 at January 31, 1996, 1995 and 1994, respectively.
   Liquidation of prior year LIFO layers due to a reduction in certain inventories increased income by $288,000, $174,000 and $507,000 in the years ended January 31, 1996, 1995 and 1994, respectively.

5. NOTES PAYABLE

   Outstanding balances (in thousands) for the Company's long-term debt were as follows:


                                                                             January 31
                                                                       1996             1995
  ------------------------------------------------------------------------------------------
  Revolving credit line with Wells Fargo Bank(a)                 $   26,359       $   22,161
  IRB with the City of Torrance(b)                                    8,230            8,845
  Other                                                               2,244            2,445
                                                                 ---------------------------
                                                                     36,833           33,451
  Less current portion                                                  924              874
                                                                 ---------------------------
                                                                 $   35,909       $   32,577
                                                                 ===========================
  Outstanding stand-by letters of credit                         $    7,072       $    8,735
                                                                 ===========================

   (a) A new credit facility with Wells Fargo Bank effective October 1995 provides an unsecured revolving line of credit of up to $49,500,000 with a letter of credit subfeature. This is a two year non-amortizing line. Interest is payable monthly at a fluctuating rate equal to the Bank's prime rate (8.25% at January 31, 1996). The new line also allows the Company the option to borrow under 30, 60 and 90 day fixed term rates at LIBOR plus 1.75%. This replaced the prior facility with Wells Fargo Bank which provided a revolving line of credit up to $40,500,000 and a separate $9,000,000 line for letters of credit.

   (b) Ten year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond will be paid in monthly installments of $99,000, including interest, through December 2004.

   Long-term debt repayments for the next five years and thereafter are approximately as follows (in thousands):

  Year ending January 31
  -------------------------------------------------------------------------------------------------
  1997                                                                                      $   982
  1998                                                                                          980*
  1999                                                                                        2,492
  2000                                                                                          897
  2001                                                                                          918
  Thereafter                                                                                 30,564
                                                                                            -------
                                                                                            $36,833
                                                                                            =======

   * The $26,359,000 due under Wells Fargo Bank's line of credit will be payable in fiscal year ended January 31, 1998 if the agreement is not renewed annually. It is the Company's intent to renew annually.

   The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 1996, as the debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

   The Company guarantees a $1,500,000 line of credit from Wells Fargo Bank to the Virco Employee Stock Ownership Plan (ESOP). At January 31, 1996, $193,000 was outstanding under the line.

6. RETIREMENT PLANS

   The Company and its subsidiaries cover all of the United States based employees under a noncontributory defined benefit retirement plan, the Virco Employees' Retirement Plan (Plan). Benefits under the Plan are based on years of service and career average earnings. The employees of the Mexican subsidiary are covered under the social security law of Mexico. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Assets of the Plan are invested in common trust funds.

   The following table sets forth (in thousands) the funded status of the Plan at December 31, 1995 and 1994:

                                                                       1995             1994
- - -----------------------------------------------------------------------------------------------
Accumulated benefit obligation:
  Vested                                                           $  (6,868)       $  (6,552)
  Nonvested                                                             (224)            (185)
                                                                   --------------------------
                                                                   $  (7,092)       $  (6,737)
                                                                   ==========================
Projected benefit obligation                                       $  (8,677)       $  (7,640)
Plan assets at market value                                            6,922            5,174
                                                                   --------------------------
Projected benefit obligation in excess of plan assets                 (1,755)          (2,466)
Unrecognized net transition asset being recognized over 15 years        (476)            (518)
Recognition of minimum liability                                           -             (578)
Unrecognized net loss                                                  1,764            1,999
                                                                   --------------------------
Accrued pension cost                                               $    (467)       $  (1,563)
                                                                   ==========================

The total pension expense for the Plan (in thousands) included the following components:

                                                                                    December 31
                                                                       1995             1994       1993
- - --------------------------------------------------------------------------------------------------------
Service cost                                                     $     620        $     562       $  483
Interest cost                                                          591              539          493
Actual return on plan assets                                          (916)             250         (636)
Net amortization and deferral                                          486             (832)          16
                                                                 ---------------------------------------
Net periodic pension cost                                        $     781        $     519       $  356
                                                                 =======================================

   The weighted average discount rate was 8%, the rate of increase in future compensation levels was 5%,and the expected long-term rate of return on assets was 9.75% for 1995, 1994 and 1993. Gains and losses are amortized on a straight-line basis over the average remaining service life of the employees.

   The Company provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan is funded by a life insurance program. The cash surrender values of the policies funding the VIP Plan were $1,849,000 and $550,000 at January 31, 1996 and 1995, respectively. These cash surrender values are included in other assets on the consolidated balance sheet.

The following table sets forth (in thousands) the funded status of the VIP Plan at January 31, 1996 and 1995.

                                                                       1996             1995
- - ---------------------------------------------------------------------------------------------
Accumulated benefit obligation:
  Vested                                                         $  (3,005)       $  (2,178)
  Nonvested                                                           (138)            (255)
                                                                 --------------------------
                                                                 $  (3,143)       $  (2,433)
                                                                 ==========================
Projected benefit obligation                                     $  (4,032)       $  (2,942)
Plan assets at market value                                             -                -
                                                                 --------------------------
Projected benefit obligation in excess of plan assets               (4,032)          (2,942)
Unrecognized prior service cost                                        568              686
Unrecognized net transition liability being amortized over
  15 years                                                              24               28
Recognition of minimum liability                                      (798)            (522)
Unrecognized net loss                                                1,095              317
                                                                 --------------------------
Accrued pension cost                                             $  (3,143)       $  (2,433)
                                                                 ==========================

The total pension expense for the VIP Plan (in thousands) included the following components:

                                                                                     January 31
                                                                       1996             1995        1994
- - -----------------------------------------------------------------------------------------------------------
Service cost                                                     $      241       $      270       $    171
Interest cost                                                           228              203            157
Actual return on plan assets                                             -                -              -
Net amortization and deferral                                           124              128             89
                                                                 ------------------------------------------
Net periodic pension cost                                        $      593       $      601       $    417
                                                                 ==========================================

The weighted average discount rate was 8%, the rate of increase in future compensation levels was 5%, and the expected long-term rate of return on assets was 9.75% for 1995, 1994 and 1993. Prior service cost and gains and losses are amortized on a straight-line basis over the average remaining service life of the employees.

In April 1993, the Company established the Virco Employees Stock Ownership Plan, covering all U.S. employees. This plan allows Virco employees to defer 1% to 15% of eligible compensation through a 401(k) retirement program. One of the four investment options is the Virco Stock Fund. The plan allows the Company to match contributions to the Virco Stock Fund at the discretion of the Board of Directors. No matching contributions were made in 1995, 1994, or 1993. At January 31, 1996, there were 22,704 shares of unallocated stock held by the plan with a market value of $210,000. These shares will be released to the plan as employee contributions are made.

The Company provides current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies. Cash surrender values of these policies which are included in other assets were $1,757,000 and $1,336,000 at January 31, 1996 and 1995, respectively.

7.  STOCK OPTIONS AND CAPITAL STOCK

All employees are eligible for the grant of awards under the 1993 Stock Incentive Plan (the 1993 Plan). Non-employee directors automatically receive a grant for options to purchase 500 shares of stock on the first day of business following each annual meeting of the Company's stockholders. Options to purchase vest 20% each year for the first five years following the grant date. Options expire ten years after the adoption date of the 1993 plan, unless an employee with options has been terminated, in which case the options expire three months after the date of termination. The maximum number of shares of stock that may be issued pursuant to stock options and other awards granted under the 1993 Plan is 266,200 as adjusted for stock dividends, and subject to certain adjustments to prevent dilution. Grants made during 1995, 1994, and 1993 were at the fair market value at the date of grant. Transactions under the 1993 Plan are summarized below:

                                                                                     January 31
Stock Options                                                          1996             1995          1994
- - -------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                    137,170          134,200               -
  Granted                                                             2,000            1,500          122,000
  Exercised                                                              -                -                -
  Expired                                                              (605)         (12,100)              -
  Effect of stock dividend                                           13,858           13,570           12,200
                                                                 --------------------------------------------
Outstanding at end of year                                          152,423          137,170          134,200

Exercisable at year end                                              59,726           27,134               -
Available for grant at year end                                     113,777          104,830           85,800
Option price range at year end
  (adjusted for stock dividends)                                 $4.98 - $7.73    $4.98 - $6.41         $4.98

8.  PROVISION FOR INCOME TAXES

In February 1992, the FASB issued Statement No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the new standard in its financial statements for the year ended January 31, 1994. The cumulative effect as of February 1, 1993 of adopting FASB Statement No. 109 decreased net income by $275,000, or $.05 per share. For the fiscal year ended January 31, 1994, the application of the new income tax rule had an immaterial effect on the provision for income taxes. As permitted by FASB Statement No. 109, prior year financial statements have not been restated to reflect the change in accounting method.

Under FASB Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of FASB Statement No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expenses that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

                                                                                     January 31
                                                                       1996             1995          1994
- - -----------------------------------------------------------------------------------------------------------
Statutory                                                                34.0%            34.0%       34.0%
State taxes (net of federal tax)                                          1.5              2.9         3.0
Jobs tax credit                                                          -                (0.4)       (0.5)
Nondeductible expenses                                                    2.5              1.2         1.2
                                                                         ----------------------------------
                                                                         38.0%            37.7%       37.7%
                                                                         ==================================

Significant components of the provision for income taxes (in thousands) are as follows:

                                                                                     January 31

                                                                       1996             1995         1994
- - -----------------------------------------------------------------------------------------------------------
Current:
  Federal                                                        $    2,121       $    3,414        $ 2,545
  State                                                                 288              450            347
                                                                 ------------------------------------------
                                                                      2,409            3,864          2,892
Deferred:
  Federal                                                               694             (748)          (265)
  State                                                                 101              (93)           (29)
                                                                 ------------------------------------------
                                                                        795             (841)          (294)
                                                                 ------------------------------------------
                                                                 $    3,204       $    3,023        $ 2,598
                                                                 ==========================================

Significant components of the Company's deferred tax assets and liabilities (in thousands) are as follows:

                                                                             January 31
                                                                       1996             1995
- - ---------------------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts                                $       40       $       40
  Accrued vacation and sick leave                                       441              592
  Retirement plans                                                    1,290            1,314
  Insurance reserves                                                    422              523
  Inventory                                                             204              201
                                                                 ---------------------------
                                                                      2,397            2,670
Deferred tax liabilities:
  Tax in excess of book depreciation                                  2,066            1,668
  Other                                                                  34              (90)
                                                                 ---------------------------
                                                                      2,100            1,578
                                                                 ---------------------------
Net deferred tax asset                                           $      297       $    1,092
                                                                 ===========================

9.  COMMITMENTS

The Company has long-term leases on real property and equipment which expire at various dates. Certain of the leases contain renewal and purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 1996 are as follows:

Year ending January 31
- - ---------------------------------------------------------------------------------------------------
1997                                                                                        $ 6,729
1998                                                                                          5,549
1999                                                                                          4,636
2000                                                                                          4,246
2001                                                                                          3,624
Thereafter                                                                                   12,192
                                                                                            -------
                                                                                            $36,976
                                                                                            =======

Rent expense relating to operating leases was as follows (in thousands):

Year ending January 31
- - --------------------------------------------------------------------------------------------------
1996                                                                                        $7,545
1995                                                                                         5,505
1994                                                                                         5,457

In 1994, in order to consolidate west coast operations, the Company leased a combined manufacturing and distribution facility under a 10 year lease. The Company has two five-year renewal options at fair market value. In 1994, in connection with this move, the Company leased a company-owned former warehousing facility to an outside party under a five year lease. In June 1995, the Company leased the former Los Angeles production facility to an outside party under a 15 year lease.

In 1995 the Company leased $2,200,000 of machinery and equipment from GECC under ten year true tax leases. In 1994, the Company leased $4,100,000 of machinery and equipment from GECC under ten year true tax leases. The Company has the option of buying out the leases three years into the lease period.

The Company closed five warehouse/distribution centers in 1993 and four in 1994. At January 31, 1996, the Company had continuing lease obligations at four of these warehouses. All of the facilities were subleased at fiscal year end to outside parties under lease terms which correspond to the Company's lease obligation.

Minimum future lease receipts (in thousands) for leases relating to properties owned or subleased as of January 31, 1996, are as follows:

Year ending January 31
- - --------------------------------------------------------------------------------------------------
1997                                                                                        $1,227
1998                                                                                         1,169
1999                                                                                         1,175
2000                                                                                         1,153
2001                                                                                           378
Thereafter                                                                                   3,687
                                                                                            ------
                                                                                            $8,789
                                                                                            ======

10. CONTINGENCIES

The Company and other furniture manufacturers are subject to federal, state and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. The Company has expended, and may be expected to expend significant amounts for the investigation of environmental conditions, installation of environmental control equipment, or remediation of environmental contamination.

In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions, and may be required to take certain corrective action prior or pursuant to any such disposition. The Company does not expect the cost of any such corrective action to have a significant effect on the Company's financial position, results of operations, or upon the net realizable value of assets. The Company carries no insurance for environmental liabilities.

The Company is self-insured for product and general liability losses up to $150,000 per occurrence. The Company has purchased insurance to cover losses in excess of $150,000 up to a limit of $20,000,000.

The Company has recorded the net present value of its total expected future losses ($2.4 million before discount, $2.2 million after discount), based upon the Company's estimated payout period of four years using a 10% discount rate.

Workers' compensation, automobile, general and product liability claims may be asserted in the future for events not currently known by management. Management does not anticipate that any related settlement, after consideration of the existing reserve for claims incurred and potential insurance recovery, would have a material adverse effect on the Company's financial position or results of operations.

The Company and its subsidiaries are defendants in various legal proceedings resulting from operations in the normal course of business. It is the opinion of management that the ultimate outcome of all such matters will not materially affect the Company's financial position, results of operations, or cash flows.

The Company has received a $1,000,000 claim from the General Services Administration regarding price reductions relating to $6,400,000 of sales made during the period August 1984 through June 1987. The Company has established a reserve to cover any ultimate liability under this claim. It is the opinion of management that the ultimate payment, if any, under this claim will not be material to the Company's financial position or results of operations.

11. FOREIGN OPERATION

The Company has a manufacturing operation in San Luis, Mexico, which is a supplier of components and finished products for the Company's other divisions. Total revenues of this operation, consisting primarily of transfers between geographic areas of the Company, were $30,042,000, $36,598,000 and $37,691,000 for the years ended January 31, 1996, 1995 and 1994, respectively. Transfers are accounted for at actual manufacturing costs. The operation's identifiable assets were $6,386,000 and $10,039,000 at January 31, 1996 and 1995,
respectively. The feasibility of selling this facility is currently under review. The results of the analysis are inconclusive at this time.

12. QUARTERLY RESULTS

The Company's quarterly results for the years ended January 31, 1996 and 1995 are summarized as follows (in thousands, except per share data):

                                                     First           Second            Third           Fourth
                                                   Quarter          Quarter          Quarter          Quarter
- - ---------------------------------------------------------------------------------------------------------------
Year ended January 31, 1996:
  Net sales                                     $   36,925       $   66,197       $   74,613           $46,614
  Gross profit                                       9,457           17,553           19,180            14,431
                                                --------------------------------------------------------------
  Net income (loss)                             $   (1,515)      $    1,713       $    2,748           $ 2,263
                                                ==============================================================
  Net income (loss) per share                   $     (.28)      $      .32       $      .51           $   .42
                                                ==============================================================

Year ended January 31, 1995:
  Net sales                                     $   36,414       $   60,268       $   69,014           $49,963
  Gross profit                                       8,551           16,241           18,999            13,329
                                                --------------------------------------------------------------
  Net income (loss)                             $   (1,228)      $    1,656       $    2,986           $ 1,587
                                                ==============================================================
  Net income (loss) per share                   $     (.23)      $      .31       $      .55           $   .29
                                                ==============================================================

Earnings per share has been adjusted to reflect 10% stock dividends declared in August 1995 and August 1994.

SUPPLEMENTAL STOCKHOLDERS' INFORMATION

Annual Meeting

The Annual Meeting of Virco stockholders will be held on Tuesday, June 18, 1996, at 2:00 p.m., at 2027 Harpers Way, Torrance, California. The record date for this meeting is May 6, 1996. The Proxy Statement and Proxy pertaining to this meeting will be mailed on or about May 17, 1996.

SEC Form 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained by stockholders without charge upon written request to:

         Corporate Secretary
         Virco Mfg. Corporation
         Post Office Box 44846
         Los Angeles, CA 90044

Virco Common Stock

The American Stock Exchange is the principal market on which Virco Mfg. Corporation (VIR) stock is traded. As of April 17, 1996, there were approximately 408 Registered Stockholders according to the Transfer Agent Records. There are approximately 1,400 Beneficial Stockholders.

Transfer Agent and Registrar

         Chemical Mellon Shareholder Services
         Encino Terrace Center
         15821 Ventura Blvd., Suite 670
         Encino, CA  91436

Stockholder Records

Records pertaining to stockholdings and dividends are maintained by Chemical Mellon Shareholder Services. Inquiries with respect to these matters, as well as notices of address changes, should be directed to: Chemical Mellon Shareholder Services, Shareholder Relations, P.O. Box 590, Ridgefield Park, NJ 07660, telephone (800) 356-2017.

If a stock certificate is lost or mutilated, immediately communicate with Chemical Mellon Shareholder Services at the above address.

Quarterly Dividend and Stock Market Information

                                     Cash Dividends Declared                   Common Stock Range
                                      1-31-96      1-31-95              1-31-96                  1-31-95
                                   --------------------------------------------------------------------------
                                                                   High          Low        High          Low
- - -------------------------------------------------------------------------------------------------------------
1st Quarter                                -            -          8 1/8         7 1/4       6 7/8        6 1/8
2nd Quarter                                -            -          8 1/8         7 1/4       7 1/2        6 1/4
3rd Quarter                                -*           -*        10 3/8         7 7/8       9 1/2        7
4th Quarter                             $.04         $.04         10 5/8         8 1/2       9 3/4        7 5/8

 * 10% stock dividends were issued October 18, 1995 and October 17, 1994. Stock prices have been adjusted for the effect of stock dividends.

DIRECTORS, OFFICERS AND FACILITIES

DIRECTORS

Robert A. Virtue
President, Chairman of the Board
and Chief Executive Officer

Donald S. Friesz
Former Vice President - Sales and Marketing

George Ott
President
Ott and Hansen, Inc.

Donald A. Patrick
Management Consultant,
Diversified Business Resources, Inc.

John H. Stafford
Former Partner of KPMG Peat Marwick LLP
(certified public accountants)

Hugh D. Tyler
Vice President and General Manager,
Conway Division

Douglas A. Virtue
Vice President and General Manager,
Los Angeles Division

Raymond W. Virtue
Vice President - Purchasing

Dr. James R. Wilburn
Dean of the School of Business and
Management, Pepperdine University


INDEPENDENT AUDITORS

Ernst & Young LLP
1999 Avenue of the Stars
Los Angeles, California 90067

LEGAL COUNSEL
Gibson, Dunn & Crutcher
2029 Century Park East
Los Angeles, California 90067

OFFICERS
Robert A. Virtue
President, Chairman of the Board
and Chief Executive Officer

James R. Braam
Vice President - Finance,
Secretary and Treasurer

Robert E. Dose
Corporate Controller
Assistant Secretary and Assistant Treasurer

W. Dale Nutter
Vice President - Commercial Sales Group

D. Randal Smith
Vice President - Marketing

Matthew G. Tarnay
Vice President - Engineering

Hugh D. Tyler
Vice President and General Manager,
Conway Division

Douglas A .Virtue
Vice President and General Manager,
Los Angeles Division

Raymond W. Virtue
Vice President - Purchasing

Larry O. Wonder
Vice President - Education Sales Group


CORPORATE HEADQUARTERS

2027 Harpers Way
Torrance, California 90501
(310) 533-0474


MAJOR FACILITIES

Torrance Division
2027 Harpers Way
Torrance, California 90501

Conway Division
Highway 65, South
Conway, Arkansas 72032

Virsan, S.A. de C.V. subsidiary
San Luis, R.C.
Sonora, Mexico

[LOGO]

VIRCO MFG. CORPORATION

2027 Harpers Way
Torrance, California 90501
(310) 533-0474