Form 10-K405, Exhibit 13
period 1997-01-31
VIRCO MFG CORPORATION
filed 1997-04-29
CIK 751365

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

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

                                    VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

                                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    AND RESULTS OF OPERATIONS

REVENUE AND INCOME

1996 vs. 1995

Net sales from operations increased to $236,300,000 for fiscal 1996, compared to $224,300,000 in fiscal 1995. The increase in sales was primarily attained by increasing selling prices combined with a small net increase in sales volume. Sales volume improved in markets which were targeted for growth, offset by a sizable reduction in sales of lower priced and lower margin business to mass merchants. The net increase in sales and substantial improvement in profitability reflects our success in replacing the lower margin mass merchant volume with more profitable business.

Educational sales, representing 57% of corporate revenues, increased by $15,300,000 from $119,300,000 to $134,600,000. This increase was achieved through a variety of operational and marketing actions. First, while finished goods inventories going into the summer shipping season were comparable to the prior year, the composition of product inventoried better matched the demands of the educational sales markets. Larger volumes of educational product and reduced volumes of product for mass merchants were stocked. Other changes affecting current year educational sales include continued growth of our newer mobile cabinet and mobile table product lines and the introduction of our Future Access line of computer furniture. These newer product lines typically command higher margins than our more mature products. Increased production capacity and strong demand for Virco's hard plastic furniture and for other core educational products facilitated further growth.

Commercial sales, representing 38% of corporate revenues, decreased by $4,900,000 from $93,700,000 to $88,800,000. Sales in this segment improved in several target markets, including private schools, pre-schools, churches, banquet and meeting halls, and cafeterias. The increased volumes in these markets were more than offset by a reduction in sales to mass merchants. This reduction was attributable to an intended shift in emphasis to higher price and higher margin products.

Other sales, which primarily consist of international shipments, increased by $1,400,000 from $11,400,000 to $12,800,000 million. Sales performance in this segment reflected increased shipments into Canada, as well as the efforts to establish distributorships in other international markets.

The $12,000,000 increase in sales provided an additional $9,400,000 of gross margin. This significant increase in gross profit margin was primarily attributable to carefully considered price increases and our successful effort to shift product mix to higher margin products. In addition to an improved product mix, material costs were stable throughout the year and slightly reduced in 1996 compared to 1995, when material costs increased during the peak summer shipping season before declining at year end. Continued investment in factory automation, ongoing engineering improvements and efficiencies in distribution contributed to the improved performance. Selling, general and administrative expenses, as a percentage of sales, were consistent with the prior year. Interest expenses decreased by $600,000 reflecting lower levels of borrowing. This decrease in interest expense was offset by a reduction in other income compared to the prior year. In fiscal year 1995, other income included an involuntary conversion from tornado damage and a favorable settlement of legal proceedings relating to our Southern Pines manufacturing facility.

1995 vs. 1994

Net Sales from operations increased to $224,300,000 for fiscal 1995, compared to $215,700,000 in fiscal 1994. This sales performance was achieved in a continued competitive market, and was accomplished through improved operational performance in our manufacturing and distribution capabilities combined with an aggressive pricing strategy.

Educational sales, representing 53% of corporate revenues, increased by $7,200,000 from $112,100,000 to $119,300,000. This increase occurred in an improved market and was achieved through competitive pricing, increased levels of inventory going into the peak shipping periods, improved manufacturing performance, and engineering improvements in certain product lines. Sales of mobile cabinets and mobile tables demonstrated solid growth. Acceptance of Virco's hard plastic furniture and other core educational products continued to improve.

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
AND RESULTS OF OPERATIONS

Commercial sales, representing 42% of corporate revenues, increased by $1,300,000 from $92,400,000 to $93,700,000. Sales improved in several markets, with Virco targeting market penetration in the Hospitality, Private School, and Church markets. Sales of products to mass merchandisers have decreased as the Company is focusing on more profitable markets.

Other sales increased by $200,000 from $11,200,000 to $11,400,000. Sales performance in this market reflected an improvement in sales to Canada offset by declining sales into Mexico.

The $8,700,000 increase in sales provided an additional $3,500,000 of gross margin. During the year, the Company incurred significant increases in material costs accompanied by lagging increases in selling prices. Costs of raw materials peaked during the middle of the year, and by year end had fallen to more typical levels. Offsetting these increased costs, the Company experienced efficiencies in both manufacturing overhead and distribution costs. These costs decreased in both absolute amounts as well as a percentage of sales. Improvements in these areas are attributable to the closing of four distribution centers in 1994, improved automation in the factories, and increased production volumes.

Selling, general and administrative, and interest expenses, as a percentage of sales, increased compared to the prior year. These increased costs related to increased spending for product development as well as financing costs related to the capital investment program and increased levels of inventory. Other income and expense improved compared to the prior year due to non recurring events arising from involuntary conversion from tornado damage, favorable settlement of legal proceedings relating to our Southern Pines manufacturing facility, and not needing to provide for a claim against the Company for products sold under a GSA contract as had been required in the prior year.

1994 vs. 1993

Net Sales from continuing operations increased to $215,700,000 for fiscal 1994, compared to $205,600,000 in fiscal 1993. This sales performance was achieved in a continued competitive market, and was accomplished through an aggressive pricing strategy.

Educational sales, representing 52% of corporate revenues, increased by $2,900,000 from $109,200,000 to $112,100,000. This increase occurred in a relatively flat market and was achieved through competitive pricing and engineering improvements in certain product lines.

Commercial sales, representing 43% of corporate revenues, increased by $6,600,000 from $85,800,000 to $92,400,000. Sales improved in all markets, with Virco improving market penetration in the Hospitality, Private School, and Church markets. Growth in sales to mass merchandisers has leveled off, with sales to mass merchants representing a comparable percentage of Commercial sales for 1994 and 1993.

Other sales increased by $600,000 from $10,600,000 to $11,200,000. This increase was attained by increased export sales to Mexico offset by a decrease in sales to the Federal Government.

The overall $10,000,000 increase in sales provided an additional $3,800,000 of gross margin. Slight increases in material costs were offset by reductions in overhead spending, resulting in stable gross margins as a percentage of sales. A reduction in distribution and warehousing expenditures was achieved by closing five distribution centers in the latter part of 1993 and four additional distribution centers in the latter half of 1994. Selling, general and administrative costs, as a percentage of sales, were comparable to the prior year.

OTHER OPERATING ACTIVITIES

In 1994, the Board of Directors authorized the Company to investigate the possible sale of our Virsan, Mexico manufacturing facility. This action was taken in connection with our program of moving manufacturing operations into more automated facilities which are closer to our primary markets. In 1996, the Company entered into an agreement with a U. S. based manufacturer to sell this facility. Subsequent to year end, the Company signed a letter of intent with a final agreement expected in May 1997. We have reduced the levels of production at this facility, anticipating the completion of the sale by mid 1997. The anticipated sale will include all production equipment and real property located in Mexico. Inventory and the related production requirements at this facility will be transferred to our two U.S. facilities which manufacture the same product lines. It is anticipated that the sale of this facility will not result in a material gain or loss.

                                    VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

                                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    AND RESULTS OF OPERATIONS


In April 1994, the Company entered into a ten year lease for a 560,000 square foot manufacturing and warehousing facility in Torrance, California. This new facility has enabled the Company to combine both manufacturing and warehousing operations for the Western Region under one roof, reducing materials handling and distribution expenses. The Company moved all west coast warehousing operations into the new facility in the third quarter of 1994. In 1994 and in 1995, the Company made a large investment in automated equipment and leasehold improvements at this new facility. The transfer of manufacturing operations started in March 1995 and was substantially completed by the end of June 1995. This move was accomplished with virtually no impact upon customer service or level of shipments. Both 1995 and 1996 saw continued improvement in both the volume and efficiency at which this plant operated. In connection with the move, the factory has been redesigned to implement a "manufacturing cell" concept. This cell concept required a substantial investment in capital equipment, but has reduced labor costs as well as throughput time for production of the Company's significant product lines. In addition, the new equipment broadened the Company's manufacturing capabilities to facilitate expansion into targeted markets and product lines. The new production capabilities complement the Company's investment in enhanced product engineering and design capabilities initiated in 1993 and continued through the current year.

The Company's Conway, Arkansas manufacturing facility, which was expanded in 1991 and again in 1993, received nearly $6,500,000 of capital investment in machinery and equipment in 1994, $6,900,000 in 1995, and an additional $5,700,000 in 1996. This investment increased capacity to produce hard plastic components, which are a critical element of the Company's educational product line, increased and automated welding capabilities, expanded tube forming operations, and significantly enhanced tool and die fabrication capabilities. The current year's capital investments are a continuation of an effort initiated several years ago to more fully automate the Arkansas facility.

In connection with the new west coast facility, the Company discontinued operations at two facilities in the Los Angeles area. One facility, a 160,000 square foot manufacturing plant owned by the Company, was leased in 1995 under a 15 year lease. Under the terms of the lease, the Company provided no tenant improvement allowances and leased the building on an "as is" basis, saving capital so as to invest available funds in equipment at the new manufacturing facility. The second facility, a 200,000 square foot finished goods warehouse and distribution center owned by the Company, was leased during the third quarter of 1994 under a five year lease which will expire in January 2000.

In November 1994, the Company sold one of its two facilities in Newport, Tennessee. This facility, formerly a finished goods warehouse, had been rented to outside parties since 1988. The remaining property, formerly used in the production of hard plastic components, is currently used to store finished goods inventory.

ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. The Company has expended, and can be expected to expend significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment, and remediation of environmental contamination.

Currently, the Company is self insured for Product, and General Liability losses up to $100,000 per occurrence. In prior years the Company has been self insured for Workers Compensation, Automobile, Product, and General Liability losses. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $20,000,000. In 1993 the Company initiated a program to reduce product liability losses and to more aggressively litigate product liability cases. This program has continued through 1996 and has resulted in reductions in litigated product liability cases. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
AND RESULTS OF OPERATIONS

INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates in the U.S. did not have a significant impact on the Company's operating results for the fiscal year just ended. Material costs were stable throughout the year and slightly reduced in 1996 compared to 1995. If current trends continue, we anticipate that total material costs for 1997, as a percentage of sales, could be comparable to or slightly less than in 1996. However, no assurance can be given that the Company will experience stable prices in 1997. The Company is working to control and reduce costs by improving production methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components. In 1995, material costs were volatile, with significant cost increases in plastic and cartons, as well as increased steel prices. These costs increased during the year and then dropped back to more normal levels near the end of the year.

The material cost and certain overhead expenditures of product manufactured in Mexico is paid for and denominated in U.S. Dollars, but the cost of labor and many overhead expenditures are denominated in Mexico Pesos. The volatility and recession in the Mexican markets continues to adversely affect efforts to sell product into Mexico, but has reduced our cost of producing goods for distribution in the United States. The Company's exposure to the uncertainties of this market will be significantly reduced with the intended sale of the Mexico manufacturing facility.

The Company uses the LIFO method of accounting for inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. The Company has made significant fixed asset acquisitions during the last three fiscal years. The assets acquired will result in higher depreciation charges, but due to technological advances should result in operating cost savings. Anticipated fixed asset additions in 1997 should reflect to a more normal level, with 1997 capital acquisitions approximating 1997 depreciation expense.

LIQUIDITY

In October 1996, the Company renewed its $49,500,000 loan facility, extending the agreement to a three year commitment. The terms of the facility are described in Note 4 of the notes to the consolidated financial statements. Major provisions of the agreement include that the line is uncollateralized and the interest rate is at prime. This new facility allows the Company the option to borrow under 30, 60, and 90 day fixed term rates at LIBOR plus 1.75%. Under this agreement, there is letter of credit sub feature where the Company issues commercial and standby letters of credit. This loan facility is intentionally large enough to finance more production in the early part of the year to have adequate inventories available for the summer / fall educational delivery season.

During 1994, the Company issued an $8,900,000 Industrial Revenue Bond through the City of Torrance, CA. The Bond was privately placed with General Electric Capital Corporation (GECC). This Industrial Revenue Bond provides capital funds which are limited to the acquisition of machinery, equipment, and leasehold improvements in the Torrance, California facility. Under the terms of the Bond, capital spending at the Torrance facility will be limited to $8,900,000 over a three year period. The Company has drawn down $8,470,000 to cover capital expenditures and bond issuance costs. To supplement the Bond proceeds, the Company has entered into true tax leases with GECC for approximately $60,000, $2,200,000 and $4,100,000 worth of machinery and equipment in fiscal years 1996, 1995 and 1994, respectively. Capital assets obtained through these true tax leases will not be applied toward the $8,900,000 three year limit on capital spending in Torrance. The Company has received approval from GECC to lease an additional $3,000,000 of equipment under comparable leases in 1997.

Capital investments for machinery and equipment installed at the Conway, Arkansas facility totaled $5,700,000 in 1996, $6,900,000 in 1995 and $6,500,000
in 1994. These capital investments were financed by operating cash flow and from the loan facility with Wells Fargo Bank. Capital expansion at this facility is expected to continue through 1997 at a comparable level. The 1997 capital additions will be funded by cash generated from operations and as necessary the Wells Fargo credit facility.

As a result of the intended sale of the Mexico manufacturing facility, the Company reduced the levels of raw material and work in process inventory at this location. Inventory levels (at FIFO) at this facility were $3,100,000, $3,800,000, and $7,000,000 at January 31, 1997, 1996, and 1995, respectively.
The sale of production equipment and real property at this facility is

                                    VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

                                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    AND RESULTS OF OPERATIONS


expected to generate an additional $1,000,000 of cash. The remaining inventory and production requirements will be transferred to other Virco manufacturing facilities. The consolidation of the Mexico production to the two remaining factories should result in efficiencies which allow a portion of the existing $3,100,000 of inventory to be converted to cash.

Subsequent to fiscal year end, the Company's sole supplier of lightweight plastic table tops developed liquidity concerns. In order to secure future supplies for this new product introduction, Virco purchased all of the productive assets as well as the raw material and work in process inventories which relate to the production of Virco tables from this supplier. This acquisition required a net outlay of approximately $205,000 for the assets plus a $200,000 advance payment on royalties related to the plastic table development.

During 1994, the Company sold one property located in Newport, Tennessee. This sale provided nearly $700,000 in cash proceeds.

In October 1996 the Board of Directors raised the cash dividend from $.04 per share to $.10 per share. In December 1996, the Company's Board of Directors voted to initiate a quarterly cash dividend policy beginning with the payment of a $.025 per share dividend on January 31, 1997. The amount of quarterly dividend will be reviewed each quarter in the light of the Company's earnings and cash flow.

Management believes cash raised from the previously described sources will be adequate to meet its capital requirements in the short term.

FINANCIAL STRATEGY

Virco's financial strategy is to continue to increase levels of profitability by focusing on specific profitable market segments for future growth, accelerating new product development for those target markets, acquiring automated production equipment and new production technologies, the elimination of under performing assets and continual reassessment of the manufacturing and distribution capacity needed to meet future demand. This continual assessment of production capacity led to an expansion of our Conway, Arkansas production facility in both 1991 and 1993, and the 1994 move from the existing Los Angeles, California plant to a larger, more automated facility. In 1996, the Company entered into an agreement with a U. S. based manufacturer to sell the Virsan, Mexico manufacturing facility. Subsequent to year end the Company signed a letter of intent to sell Virsan with a final agreement expected in May 1997. We are continuing in our effort to eliminate or lease underutilized real estate.

As discussed in Note 7 of the consolidated financial statements, the Company has not provided an allowance against the deferred tax assets recorded in the financial statements. The net deferred tax asset represents less than 3% of the current year pre-tax earnings. The gross deferred tax asset represents approximately 14% of current pre-tax earnings. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

The Company discounts the pension obligations under the Virco Employees Retirement Plan and the Virco Important Performers Plan (VIP) utilizing an 8% discount rate. Although the Company does not anticipate any change in this rate in the coming year, any such change would not have a significant effect on the Company's financial position, results of operations, or cash flows.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to stockholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "anticipates," "expects," "will continue," "estimates," "projects," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The results contemplated by the Company's forward-looking statements are subject to certain risks and uncertainties that could cause actual results to vary materially from anticipated results including, without limitation, material costs, demand for the Company's products, and competitive conditions affecting selling prices and margins.

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(In thousands, except per share data)              1996          1995          1994          1993          1992
---------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales - continuing operations            $  236,277    $  224,349   $   215,659   $   205,629    $ 191,324
Net income
   Continuing operations                          9,326         5,209         5,001         4,302        3,827
   Discontinued operations                           -             -             -             -          (668)
   Change in accounting methods                      -             -             -           (275)          -
                                             -----------------------------------------------------------------
                                             $    9,326    $    5,209   $     5,001   $     4,027    $   3,159
                                             =================================================================

Net income per share*
   Continuing operations                     $    1.55     $     .87    $       .84   $       .73    $     .65
   Discontinued operations                          -             -              -             -          (.11)
   Change in accounting methods                     -             -              -           (.05)          -
                                             -----------------------------------------------------------------
                                             $    1.55     $     .87    $       .84   $       .68    $     .54
                                             =================================================================

Average number of shares outstanding         6,004,835     5,974,739      5,949,569     5,911,105    5,846,183
   Dividends declared per share:
      Cash                                   $    .125     $     .04    $       .04   $       .04    $     .04
      Stock                                         10%           10%            10%           10%          10%

OTHER FINANCIAL DATA
   Total assets                              $  118,020    $  119,225   $   115,008   $    97,164    $  98,947
   Working capital                               45,143        51,320        42,780        47,038       52,236
   Current ratio                                  2.6/1         3.2/1         2.6/1         3.2/1        3.5/1
   Total long-term obligations                   25,396        39,900        37,428        29,722       34,651
   Stockholders' equity                          63,695        55,461        50,466        45,637       41,937
   Shares outstanding at year-end***          5,906,296     5,906,296     5,896,616     5,896,616    5,896,616
   Stockholders' equity per share**               10.83          9.39          8.56          7.74         7.10
                                             -----------------------------------------------------------------

 * Based on average number of shares outstanding each year after giving retroactive effect for stock dividends.

** Based on number of shares outstanding at year-end giving effect for stock dividends declared.

***   Adjusted for stock dividends

                                    VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

                                    REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS

VIRCO MFG. CORPORATION

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP

Los Angeles, California
March 12, 1997

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

                                                                                                 January 31

(In thousands, except per share data)                                                        1997         1996
---------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                                                 $     722    $     661
   Trade accounts receivable (less a $100 allowance for doubtful accounts)                 24,640       25,924
   Other receivables                                                                          870        2,078
   Income taxes receivable                                                                     -           197
   Inventories:
      Finished goods                                                                       26,902       22,585
      Work in process                                                                       6,402        6,949
      Raw materials and supplies                                                           10,340       13,486
                                                                                        ----------------------
                                                                                           43,644       43,020

   Prepaid expenses and other current assets                                                1,478        1,883
   Deferred income taxes                                                                    1,334          859
                                                                                        ----------------------
Total current assets                                                                       72,688       74,622

Restricted short-term investments                                                             660        1,272

Property, plant and equipment:
   Land and land improvements                                                               3,647        3,543
   Buildings                                                                               14,269       13,661
   Machinery and equipment                                                                 59,906       54,667
   Leasehold improvements                                                                   1,844        1,822
                                                                                        ----------------------
                                                                                           79,666       73,693
   Less accumulated depreciation and amortization                                          42,188       36,738
                                                                                        ----------------------
Net property, plant and equipment                                                          37,478       36,955

Other assets                                                                                7,194        6,376
                                                                                        ----------------------
Total assets                                                                            $ 118,020    $ 119,225
                                                                                        ======================

See accompanying notes.




          [BAR GRAPH]

 92       93      94       95      96
18.9     23.7    31.3     37.0    37.5
 3.8      8.8    12.4     11.1    7.1


NET PROPERTY, PLANT &
EQUIPMENT/
CAPITAL EXPENDITURES
in millions

                                    VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

                                                                                                 January 31

(In thousands, except per share data)                                                        1997         1996
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Checks released but not yet cleared bank                                             $   4,790    $   3,545
   Accounts payable                                                                        11,029       10,199
   Accrued compensation and employee benefits                                               7,416        5,659
   Income taxes payable                                                                       317           -
   Current portion of long-term debt                                                          980          924
   Other accrued liabilities                                                                3,013        2,975
                                                                                        ----------------------
Total current liabilities                                                                  27,545       23,302

Noncurrent liabilities:
   Accrued self-insurance retention                                                         1,556        1,535
   Accrued pension expenses                                                                 2,327        2,456
   Long-term debt, less current portion                                                    21,513       35,909
                                                                                        ----------------------
Total noncurrent liabilities                                                               25,396       39,900

Deferred income taxes                                                                       1,114          562

Commitments and contingencies
Stockholders' equity:
   Preferred stock:
      Authorized 3,000,000 shares, $.01 par value;
         none issued or outstanding                                                            -            -
   Common stock:
      Authorized 10,000,000 shares, $.01 par value; issued
         5,928,685 shares in 1996 and 5,391,749 shares in 1995                                 59           54
   Additional paid-in capital                                                              50,104       42,055
   Retained earnings                                                                       14,251       13,717
   Less treasury stock at cost (22,389 shares)                                               (172)        (172)
   Less unearned ESOP shares                                                                 (277)        (193)
                                                                                        ----------------------
Total stockholders' equity                                                                 63,965       55,461
                                                                                        ----------------------
Total liabilities and stockholders' equity                                              $ 118,020    $ 119,225
                                                                                        ======================


See accompanying notes.



              [BAR GRAPH]

 92       93      94       95      96
41.9     45.6    50.5     55.5    64.0

STOCKHOLDERS' EQUITY
in millions

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Year ended January 31

(In thousands, except per share data)                                          1997          1996         1995
--------------------------------------------------------------------------------------------------------------
Net sales                                                                $  236,277    $  224,349   $  215,659
Costs of goods sold                                                         166,293       163,728      158,539
                                                                         -------------------------------------
Gross profit                                                                 69,984        60,621       57,120

Selling, general and administrative expenses                                 51,574        50,050       46,047
Provision for doubtful accounts                                                 202            67          220
Interest expense, net                                                         2,507         3,130        2,329
Other expense (income)                                                          647        (1,039)         500
                                                                         -------------------------------------
Income before income taxes                                                   15,054         8,413        8,024
Provision for income taxes                                                    5,728         3,204        3,023
                                                                         -------------------------------------
Net income                                                               $    9,326    $    5,209   $    5,001
                                                                         =====================================
Net income per share                                                     $     1.55    $      .87   $      .84
                                                                         =====================================
Weighted average shares outstanding                                       6,004,835     5,974,739    5,949,569
                                                                         =====================================

See accompanying notes.


                [BAR GRAPH]

 92       93      94       95      96
191.3    205.6   215.7    224.3   236.3

  NET SALES
  in millions



                [BAR GRAPH]

 92       93      94       95      96
3.2      4.0     5.0      5.2     9.3

  NET INCOME
  in millions



                [BAR GRAPH]

 92       93      94       95      96
 .54      .68     .84      .87     1.55

  NET INCOME PER SHARE
  in dollars

                                   VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

                                   CONSOLIDATED STATEMENTS OF
                                   STOCKHOLDERS' EQUITY

                                               Common Stock         Additional
                                          ---------------------        Paid-In    Retained   Treasury      ESOP
(In thousands, except per share data)        Shares      Amount        Capital    Earnings      Stock     Trust       Total
---------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1994               4,430,215     $    44      $  33,231    $ 12,746     $ (234)   $ (150)   $ 45,637
   Unearned ESOP shares                          -           -              -           -          -         22          22
   Stock dividend (10%)                     443,021           5          3,761      (3,766)        -         -           -
   Cash dividend  ($.04)                         -           -              -         (194)        -         -         (194)
   Net income                                    -           -              -        5,001         -         -        5,001
                                          ---------------------------------------------------------------------------------
Balance at January 31, 1995               4,873,236          49         36,992      13,787       (234)     (128)     50,466
   Unearned ESOP shares                          -           -              -           -          -        (65)        (65)
   Sale of treasury stock                     8,000          -               4          -          62        -           66
   Stock dividend (10%)                     488,124           5          5,059      (5,064)        -         -           -
   Cash dividend ($.04)                          -           -              -         (215)        -         -         (215)
   Net income                                    -           -              -        5,209         -         -        5,209
                                          ---------------------------------------------------------------------------------
Balance at January 31, 1996               5,369,360          54         42,055      13,717       (172)     (193)     55,461
   Unearned ESOP shares                          -           -              -           -          -        (84)        (84)
   Stock dividend (10%)                     536,936           5          8,049      (8,054)        -         -           -
   Cash dividend ($.125)                         -           -              -         (738)        -         -         (738)
   Net income                                    -           -              -        9,326         -         -        9,326
                                          ---------------------------------------------------------------------------------
Balance at January 31, 1997               5,906,296     $    59      $  50,104    $ 14,251     $ (172)   $ (277)   $ 63,965
                                          =================================================================================

  See accompanying notes.



                [BAR GRAPH]


 92       93      94       95      96
7.10     7.74    8.56     9.39    10.83

  STOCKHOLDERS' EQUITY
  PER SHARE
  in millions

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

CASH FLOW


                [BAR GRAPH]

 94       95      96
$5.00    $5.21   $9.33

  NET INCOME
  Source


                [BAR GRAPH]


 94       95      96
$2.21    $0.82   $14.34

  REDUCTION OF
  LONG-TERM DEBT
  Use



                [BAR GRAPH]


 94       95      96
$12.42   $11.07  $7.13

  PURCHASE OF
  PROPERTY, PLANT
  AND EQUIPMENT
  Use

                                    VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended January 31

(In thousands, except per share data)                                          1997          1996         1995
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                 $  9,326      $  5,209     $  5,001
Adjustments to reconcile net income to net cash provided
   by operating activities:
      Depreciation and amortization                                           6,541         5,364        4,243
      Provision for doubtful accounts                                           202            67          220
      Loss (Gain) on sale of property, plant and equipment                       49           (51)         (90)
      Changes in assets and liabilities:
         Trade accounts receivable                                            1,082          (146)      (2,679)
         Other receivables                                                    1,208          (554)       6,303
         Inventories                                                           (624)       (3,800)      (4,234)
         Prepaid expenses and other current assets                              405          (378)         159
         Accounts payable and accrued liabilities                             3,762        (3,288)       6,554
         Income taxes payable                                                   514        (1,569)        (169)
         Deferred income taxes                                                   77           795         (734)
         Other                                                                 (168)          230         (649)
                                                                           -----------------------------------
Net cash provided by operating activities                                    22,374         1,879       13,925

Investing Activities
Capital expenditures                                                         (7,125)      (11,068)     (12,422)
Proceeds from sale of property, plant and equipment                              12           118          667
Net investment in life insurance                                               (650)       (1,685)         453
Restricted short-term investments                                               612         7,665       (8,937)
                                                                           -----------------------------------
Net cash used in investing activities                                        (7,151)       (4,970)     (20,239)

Financing Activities
Dividends paid                                                             $   (738)    $    (215)   $    (194)
Issuance of long-term debt                                                       -          4,205        8,900
Repayment of long-term debt                                                 (14,340)         (824)      (2,212)
Sale of treasury stock                                                           -             66           -
ESOP (loan) payment                                                             (84)          (65)          22
                                                                           -----------------------------------
Net cash (used in) provided by financing activities                         (15,162)        3,167        6,516
                                                                           -----------------------------------
Net increase in cash                                                             61            76          202
Cash at beginning of year                                                       661           585          383
                                                                           -----------------------------------
Cash at end of year                                                        $    722     $     661     $    585
                                                                           ===================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest                                                                $  2,606     $   3,299     $  2,288
   Income taxes                                                               5,322         3,978        4,027

See accompanying notes.

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

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

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company's credit risk.

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

Interest costs, amounting to $122,000, $190,000 and $134,000 for the years ended January 31, 1997, 1996 and 1995, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software developed for its own use. Such costs are amortized over three years from the date the software is operational. The Company capitalized $359,000, $398,000, and $374,000 and recorded depreciation expense of $376,000, $366,000, and $344,000 in fiscal years ended January 31, 1997, 1996, and 1995, respectively. The net book value of capitalized software was $546,000 and $563,000 at January 31, 1997 and 1996, respectively.

Impairment of Long-Lived Assets

Effective February 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangible assets, and goodwill related to these assets. SFAS No. 121 prescribes an impairment loss be recognized in the event facts and circumstances indicate the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on the excess of the carrying amount of the impaired asset over the fair value. Generally, fair value represents quoted market prices or the Company's expected future cash flows from the use of an asset or group of assets, discounted at a rate commensurate with the risks involved. Adoption of SFAS No. 121 had no material effect on the financial statements as the Company's previous method of estimating impairment was based on net realizable value which approximated fair value.

Income Per Share

Net income per common share is based on the weighted average number of shares of common stock outstanding during each year and common stock equivalents, after giving retroactive effect to stock dividends.

Foreign Currency Translation

The "functional currency" for the financial statements of the Mexico subsidiary is the U.S. dollar. In accordance with SFAS No. 52, all non-monetary balance sheet accounts have been remeasured using historical rates. Income statement amounts have been remeasured using the average exchange rate in effect during the year. All remeasurement gains and losses are included in the consolidated statement of income. The effect on the statement of income of gains and losses is insignificant for all years presented.

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

Advertising Costs

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $3,024,000 in 1996, $2,790,000 in 1995 and $2,934,000 in 1994.

Self-Insurance

The Company has a self-insured retention for general and product liability claims. Consulting actuaries assist the Company in determining its liability for the self-insured component of claims which have been discounted to their net present value.

Stock-Based Compensation Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

Fiscal Year End

Fiscal years 1996, 1995 and 1994 refer to the years ended January 31, 1997, 1996 and 1995, respectively.

Reclassifications

The consolidated financial statements for the years ended January 31, 1996 and 1995 contain certain reclassifications to conform to the presentation for the year ended January 31, 1997.

2. INVENTORIES

The current material cost for inventories exceeded LIFO cost by $5,180,000, $5,751,000 and $6,507,000 at January 31, 1997, 1996 and 1995, respectively.
Liquidation of prior year LIFO layers due to a reduction in certain inventories (decreased) increased income by $(90,000), $288,000 and $174,000 in the years ended January 31, 1997, 1996 and 1995, respectively.

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS

The material portion of inventory which is valued at LIFO at January 31, 1997 and 1996 is as follows (in thousands):

                                                                          January 31, 1997

                                                   Material Content             LIFO     Labor, Overhead
                                                            at FIFO          Reserve           and Other            Total
-------------------------------------------------------------------------------------------------------------------------
Finished goods                                           $   19,272       $  (2,969)          $   10,599       $   26,902
Work in process                                               4,857            (823)               2,368            6,402
Raw materials and supplies                                   11,728          (1,388)                  -            10,340
                                                         ----------------------------------------------------------------
Total                                                    $   35,857       $  (5,180)          $   12,967       $   43,644
                                                         ================================================================

                                                                           January 31, 1996

                                                   Material Content             LIFO     Labor, Overhead
                                                            at FIFO          Reserve           and Other            Total
-------------------------------------------------------------------------------------------------------------------------
Finished goods                                           $   15,138       $  (2,776)          $   10,223       $   22,585
Work in process                                               5,452          (1,000)               2,497            6,949
Raw materials and supplies                                   15,461          (1,975)                  -            13,486
                                                         ----------------------------------------------------------------
Total                                                    $   36,051       $  (5,751)          $   12,720       $   43,020
                                                         ================================================================

3. RESTRICTED SHORT-TERM INVESTMENTS

In December 1994, the City of Torrance issued an $8,900,000 Industrial Revenue Bond (IRB) which was privately placed with General Electric Capital Corporation
(GECC). The proceeds from this bond are held in money market funds in trust at U.S. Trust Company and may only be used to pay for improvements and equipment to be located at the Torrance, California facility. The terms of the IRB restrict capital expenditures at the Torrance location to a cumulative total of $8,900,000 for a three year period ending December 1997.

4. NOTES PAYABLE

Outstanding balances (in thousands) for the Company's long-term debt were as follows:

                                                                                               January 31

                                                                                           1997          1996
-------------------------------------------------------------------------------------------------------------
Revolving credit line with Wells Fargo Bank (a)                                        $ 13,000      $ 26,359
IRB with the City of Torrance (b)                                                         7,457         8,230
Other                                                                                     2,036         2,244
                                                                                       ----------------------
                                                                                         22,493        36,833
Less current portion                                                                        980           924
                                                                                       ----------------------
                                                                                       $ 21,513      $ 35,909
                                                                                       ======================
Outstanding stand-by letters of credit                                                 $  3,911      $  7,072
                                                                                       ======================

(a) A new credit facility with Wells Fargo Bank effective October 1996 provides an unsecured revolving line of credit of up to $49,500,000 with a letter of credit subfeature. Approximately $32,589,000 was available for borrowing as of January 31, 1997. This is a three year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate (8.25% at January 31, 1997). The new line also allows the Company the option to borrow under 30, 60 and 90 day fixed term rates at LIBOR plus 1.75%. This new facility replaced a two year facility with comparable terms.

(b) Ten year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

Long-term debt repayments for the next five years and thereafter are approximately as follows (in thousands):

Year ending January 31
----------------------------------------------------------------------------
1998                                                                $    980
1999                                                                   2,492
2000                                                                     898*
2001                                                                     954
2002                                                                     997
Thereafter                                                            16,172
                                                                    --------
                                                                    $ 22,493
                                                                    ========

 * The $13,000,000 due under Wells Fargo Bank's line of credit will be payable in fiscal year ended January 31, 2000 if the agreement is not renewed. It is the Company's intent to renew this agreement annually.

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 1997, as the debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

The Company guarantees a $1,500,000 line of credit from Wells Fargo Bank to the Virco Employee Stock Ownership Plan (ESOP). At January 31, 1997 and 1996, $277,000 and $193,000, respectively, was outstanding under the line.

5. RETIREMENT PLANS

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

The following table sets forth (in thousands) the funded status of the Plan at December 31, 1996 and 1995:

                                                                                           1996          1995
-------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
   Vested                                                                             $ (7,528)     $ (6,868)
   Nonvested                                                                              (228)         (224)
                                                                                      ----------------------
                                                                                      $ (7,756)     $ (7,092)
                                                                                      ======================
Projected benefit obligation                                                          $ (9,430)     $ (8,677)
Plan assets at fair value                                                                7,480         6,922
                                                                                      ----------------------
Projected benefit obligation in excess of plan assets                                   (1,950)       (1,755)
Unrecognized net transition asset being recognized over 15 years                          (434)         (476)
Recognition of minimum liability                                                          (121)            -
Unrecognized net loss                                                                    2,229         1,764
                                                                                      ----------------------
Accrued pension cost                                                                  $   (276)     $   (467)
                                                                                      ======================


The total pension expense for the Plan (in thousands) included the following components:

                                                                                       December  31

                                                                             1996          1995          1994
-------------------------------------------------------------------------------------------------------------
Service cost                                                              $   670       $   620       $   562
Interest cost                                                                 645           591           539
Actual return on plan assets                                                 (671)         (916)          250
Net amortization and deferral                                                  66           486          (832)
                                                                          -----------------------------------
Net periodic pension cost                                                 $   710       $   781       $   519
                                                                          ===================================

The weighted average discount rate was 8%, the rate of increase in future compensation levels was 5%, and the expected long-term rate of return on assets was 9.75% for 1996, 1995 and 1994. Gains and losses are amortized on a straight-line basis over the average remaining service life of the employees.

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan is funded by a life insurance program. The cash surrender values of the policies funding the VIP Plan were $2,099,000 and $1,849,000 at January 31, 1997 and 1996, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The following table sets forth (in thousands) the funded status of the VIP Plan at January 31, 1997 and 1996.

                                                                                           1997          1996
-------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
   Vested                                                                             $ (3,407)     $ (3,005)
   Nonvested                                                                              (230)         (138)
                                                                                      ----------------------
                                                                                      $ (3,637)     $ (3,143)
                                                                                      ======================
Projected benefit obligation                                                          $ (4,284)     $ (4,032)
Plan assets at fair value                                                                    -             -
                                                                                      ----------------------
Projected benefit obligation in excess of plan assets                                   (4,284)       (4,032)
Unrecognized prior service cost                                                            450           568
Unrecognized net transition liability being amortized over 15 years                         20            24
Recognition of minimum liability                                                          (625)         (798)
Unrecognized net loss                                                                      802         1,095
                                                                                      ----------------------
Accrued pension cost                                                                  $ (3,637)     $ (3,143)
                                                                                      ======================

The total pension expense for the VIP Plan (in thousands) included the following components:

                                                                                        January 31

                                                                             1997          1996          1995
-------------------------------------------------------------------------------------------------------------
Service cost                                                               $  332        $  241        $  270
Interest cost                                                                 314           228           203
Actual return on plan assets                                                   -             -             -
Net amortization and deferral                                                 208           124           128
                                                                           ----------------------------------
Net periodic pension cost                                                  $  854        $  593        $  601
                                                                           ==================================

The weighted average discount rate was 8%, the rate of increase in future compensation levels was 5% and the expected long-term rate of return on assets was 9.75% for 1996, 1995 and 1994. Prior service cost and gains and losses are amortized on a straight-line basis over the average remaining service life of the employees.

The Company's Employee Stock Ownership Plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. One of the four investment options is the Virco Stock Fund. Shares owned by the ESOP are held by the Plan Trustee, U.S. Trust Company. At January 31, 1997, the Plan held 257,940 shares of Virco Stock including 224,634 shares allocated to participants accounts. Using the January 31, 1997 closing price of $14.75, the unallocated account has 33,306 shares valued at $491,264. At January 31, 1997, the Plan had borrowed $277,000 directly from Wells Fargo Bank. This loan is secured by the unallocated shares and guaranteed by Virco. Allocated shares held by the Trust are included in shares outstanding and the related dividends are charged to retained earnings. For the fiscal years ended January 31, 1997 and 1996, there was no Employer match and therefore no compensation cost to the Company.

The Company provides current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Cash surrender values of these policies which are included in other assets in the consolidated balance sheets were $2,174,000 and $1,757,000 at January 31, 1997 and 1996, respectively.

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their Base Annual Salary and/or up to 90% of their Annual Bonus on a pretax basis.

In 1996, the Company created a Rabbi Trust to hold assets related to the VIP Retirement Plan, the Dual Options Life Insurance Plan, and the Deferred Compensation Plan. Substantially all assets funding these Plans are held in the Rabbi Trust.

6. STOCK OPTIONS AND STOCKHOLDERS RIGHTS

The Company's 1993 Stock Incentive Plan (the 1993 Plan) authorized the grant of options to all employees for up to 200,000 shares (292,820 shares as adjusted for stock dividends) of the Company's common stock. Non-employee directors automatically receive a grant for options to purchase 500 shares of common stock on the first business day following each annual meeting of the Company's stockholders. All options expire ten years after the adoption date of the Plan. All options granted as of January 31, 1997 vest and become fully exercisable 20% each year for the first five years following the grant date.

On October 15, 1996, the Board of Directors granted 73,250 options at an exercise price of $15.375 to 33 management employees, contingent upon attaining certain profit levels for the fiscal year ended January 31, 1997. On March 12, 1997 (measurement date), it was determined that the required profit level was met and the options were awarded to the employees. These options vested and became exercisable on the measurement date.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.26% and 5.31%; dividend yields of 0.70% and 0.45%; volatility factors of the expected market price of the Company's common stock of 0.28 and 0.26; and a weighted-average expected life of the option of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Given this method of amortization, the initial impact of applying SFAS No. 123 on pro forma net income and pro forma earnings per share is not representative of the potential impact on pro forma amounts in future years, when the effect of the amortization from multiple awards would be reflected.

The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                                        Year ended January 31

                                                                                           1997          1996
-------------------------------------------------------------------------------------------------------------
Pro forma net income                                                                    $ 9,310       $ 5,208
Pro forma earnings per share                                                            $  1.55       $   .87

A summary of the Company's stock option activity, and related information for the years ended January 31 follows:

                                                     1997                  1996                   1995
                                             ----------------------------------------------------------------
                                                        Weighted              Weighted               Weighted
                                                         Average               Average                Average
                                             Options    Exercise    Options   Exercise     Options   Exercise
                                             (000's)       Price    (000's)      Price     (000's)      Price
-------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             167,671      $4.48     165,251      $4.54     177,894      $4.53
   Granted                                    47,200      15.09       2,420       7.03       2,664       5.82
   Exercised                                       -         -            -          -           -         -
   Forfeited                                       -         -            -          -     (15,307)      4.58
                                             -------                -------                -------
Outstanding at end of year                   214,871       6.89     167,671       4.58     165,251       4.54
                                             =======                =======                =======
   Exercisable at end of year                 99,235       4.55      65,701       4.52      32,651       4.53
Weighted-average fair value
   of options granted during the year        $  5.21                $  2.73                $  2.55
-------------------------------------------------------------------------------------------------------------

The data included in the above table has been retroactively adjusted, if applicable, for the stock dividends.

Exercise prices for options outstanding as of January 31, 1997 ranged from $4.525 to $15.375. The weighted-average remaining contractual life of those options is five years.

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00, subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not now exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


expire on October 25, 2006, have no voting privileges, and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

7. PROVISION FOR INCOME TAXES

The Company utilizes the liability method to determine the provision for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

                                                                                        January 31

                                                                             1997          1996          1995
-------------------------------------------------------------------------------------------------------------
Statutory                                                                    34.0%          34.0%        34.0%
State taxes (net of federal tax)                                              2.4            1.5          2.9
Jobs tax credit                                                                 -              -         (0.4)
Nondeductible expenses                                                        1.6            2.5          1.2
                                                                            ---------------------------------
                                                                             38.0%          38.0%        37.7%
                                                                            =================================

Significant components of the provision for income taxes (in thousands) are as follows:

                                                                                        January 31

                                                                             1997          1996          1995
-------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                $ 4,910       $ 2,121       $ 3,414
   State                                                                      741           288           450
                                                                          -----------------------------------
                                                                            5,651         2,409         3,864
Deferred:
   Federal                                                                     65           694          (748)
   State                                                                       12           101           (93)
                                                                          -----------------------------------
                                                                               77           795          (841)
                                                                          -----------------------------------
                                                                          $ 5,728       $ 3,204       $ 3,023
                                                                          ===================================

Significant components of the Company's deferred tax assets and liabilities (in thousands) are as follows:

                                                                                               January 31

                                                                                           1997          1996
-------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts                                                     $     40      $     40
   Accrued vacation and sick leave                                                          613           441
   Retirement plans                                                                       1,430         1,290
   Insurance reserves                                                                       419           422
   Inventory                                                                                407           204
                                                                                       ----------------------
                                                                                          2,909         2,397
                                                                                       ----------------------
Deferred tax liabilities:
   Tax in excess of book depreciation                                                     2,569         2,066
   Other                                                                                    120            34
                                                                                       ----------------------
                                                                                          2,689         2,100
                                                                                       ----------------------
   Net deferred tax asset                                                              $    220      $    297
                                                                                       ======================

8. COMMITMENTS

The Company has long-term leases on real property and equipment which expire at various dates. Certain leases contain renewal and purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 1997 are as follows:

Year ending January 31,
-------------------------------------------------------------------------------------------------------------
1998                                                                                                 $  6,736
1999                                                                                                    5,421
2000                                                                                                    4,656
2001                                                                                                    4,488
2002                                                                                                    3,404
Thereafter                                                                                              9,674
                                                                                                     --------
                                                                                                     $ 34,379
                                                                                                     ========

Rent expense relating to operating leases was as follows (in thousands):

Year ending January 31,
-------------------------------------------------------------------------------------------------------------
1997                                                                                                 $  7,849
1996                                                                                                    7,545
1995                                                                                                    5,505


The Company leases $6.4 million of machinery and equipment from GECC under true tax leases with terms ranging from five to ten years. The Company has the option of buying out the leases three years into the lease period.

In 1994, in order to consolidate West Coast operations, the Company leased a combined manufacturing and distribution facility under a 10 year lease. The Company has two five-year renewal options at fair market value. In 1994, in connection with this move, the Company leased a company-owned former warehousing facility to an outside party under a five year lease. In June 1996, the Company leased the former Los Angeles production facility to an outside party under a 15 year lease.

Minimum future lease receipts (in thousands) for leases relating to properties owned or subleased as of January 31, 1997, are as follows:

Year ending January 31,
-------------------------------------------------------------------------------------------------------------
1998                                                                                                 $  1,169
1999                                                                                                    1,175
2000                                                                                                    1,153
2001                                                                                                      378
2002                                                                                                      378
Thereafter                                                                                              3,308
                                                                                                     --------
                                                                                                     $  7,561
                                                                                                     ========

9. CONTINGENCIES

The Company and other furniture manufacturers are subject to federal, state and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. The Company has expended, and may be expected to expend significant amounts for the investigation of environmental conditions, installation of environmental control equipment and remediation of environmental contamination.

In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions, and may be required to take certain corrective action prior or pursuant to any such disposition. At January 31, 1997 and 1996, there are no required reserves for environmental contingencies and the Company does not expect the cost of any such corrective action to have a significant effect on the Company's financial position, results of operations, or upon the net realizable value of assets. The Company carries no insurance for environmental liabilities.

The Company has a self-insured retention for product and general liability losses up to $100,000 per occurrence. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $20,000,000. The Company has obtained an actuarial estimate of, and recorded the net present value of its total expected future losses for liability claims ($2.5 million before discount, $2.2 million after discount at January 31, 1997), based upon the Company's estimated payout period of four years using a 10% discount rate.

Workers' compensation, automobile, general and product liability claims may be asserted in the future for events not currently known by management. Management does not anticipate that any related settlement, after consideration of the existing reserve for claims incurred and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations or cash flows.

VIRCO MFG. CORPORATION    1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company and its subsidiaries are defendants in various legal proceedings resulting from operations in the normal course of business. It is the opinion of management that the ultimate outcome of all such matters will not materially affect the Company's financial position, results of operations or cash flows.

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

10. FOREIGN OPERATION

The Company has a manufacturing operation in San Luis, Mexico, which is a supplier of components and finished products for the Company's other divisions. Total revenues of this operation, consisting primarily of transfers between geographic areas of the Company, were $11,735,000, $30,042,000 and $36,598,000 for the years ended January 31, 1997, 1996 and 1995, respectively. Transfers are accounted for at actual manufacturing costs. The operation's identifiable assets were $4,844,000 and $6,386,000 at January 31, 1997 and 1996, respectively.

11. ASSETS HELD FOR SALE

In October 1994, the Company's Board of Directors authorized management to investigate the sale of its Virsan manufacturing facility in Mexico. The Company signed a letter of intent with a U.S. based manufacturing company to sell this facility; a formal agreement is expected to be signed by May 1997. Assets held for sale consist of land, buildings, machinery and equipment, and leasehold improvements which had a net book value of approximately $1,990,000 and $2,550,000 at January 31, 1997 and 1996, respectively. Inventory will be transferred to other plant locations which manufacture the same product line. Under the proposed terms of the sale, it is anticipated that there will be no significant gain or loss from the sale of Virsan.

Property held for sale also includes a manufacturing facility in North Carolina which is currently used to warehouse finished goods. The net book value of this property was $1,124,000 and $1,258,000 at January 31, 1997 and 1996,
respectively. All assets held for sale are classified as non-current assets in the consolidated balance sheets.

12. QUARTERLY RESULTS (UNAUDITED)

The Company's unaudited quarterly results for the years ended January 31, 1997 and 1996 are summarized as follows (in thousands, except per share data):

                                                              First        Second         Third        Fourth
                                                            Quarter       Quarter       Quarter       Quarter
-------------------------------------------------------------------------------------------------------------
Year ended January 31, 1997:
   Net sales                                              $  36,745     $  72,538     $  79,834     $  47,160
   Gross profit                                               9,379        21,106        25,032        14,467
   Net income (loss)                                         (1,439)        3,348         5,097         2,320
   Net income (loss) per share                                 (.24)          .56           .85           .39

Year ended January 31, 1996:
   Net sales                                              $  36,925     $  66,197     $  74,613     $  46,614
   Gross profit                                               9,457        17,553        19,180        14,431
   Net income (loss)                                         (1,515)        1,713         2,748         2,263
   Net income (loss) per share                                 (.25)          .29           .46           .38

Earnings per share has been adjusted to reflect 10% stock dividends declared in August 1996 and August 1995.