Form 10-K405, Exhibit 13
period 1998-01-31
VIRCO MFG CORPORATION
filed 1998-04-30
CIK 751365

                                                                      EXHIBIT 13



FINANCIAL HIGHLIGHTS

in thousands, except per share data                1997           1996          1995           1994            1993
-------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Net sales --
   Continuing operations                      $ 258,194      $ 236,277      $ 224,349      $ 215,659      $ 205,629
Net income
   Continuing operations                         13,852          9,326          5,209          5,001          4,302
   Change in accounting methods                      --             --             --             --           (275)
                                              ---------------------------------------------------------------------

                                              $  13,852      $   9,326      $   5,209      $   5,001      $   4,027
                                              =====================================================================
Net income per share*                         $    1.52      $    1.04      $     .58      $     .56      $     .45
Stockholders' equity                             77,325         63,965         55,461         50,466         45,637
Stockholders' equity per share**                   8.70           7.22           6.26           5.71           5.16
===================================================================================================================

* Based on average number of shares outstanding each year after giving retroactive effect for 3 for 2 stock split and stock dividends.

** Based on number of shares outstanding at year-end giving effect for 3 for 2 stock split and stock dividends declared.

        Fiscal years 1997, 1996, 1995, 1994 and 1993, refer to the years ended January 1998, January 1997, January 1996, January 1995, and January 1994, respectively, on this page and throughout the annual report.



      NET SALES
     (in millions)
93.................. 205.6
94.................. 215.7
95.................. 224.3
96.................. 236.3
97.................. 258.2

        NET INCOME
      (in millions)

93.................. 4.0
94.................. 5.0
95.................. 5.2
96.................. 9.3
97.................. 13.9


   STOCKHOLDERS' EQUITY
      (in millions)

93.................. 45.6
94.................. 50.5
95.................. 55.5
96.................. 64.0
97.................. 77.3

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

The financial statements have been audited by our independent auditors, Ernst & Young LLP. The independent auditors provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain and maintain an understanding of Virco's accounting and financial controls, and conduct such tests and procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

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

                              MANAGEMENT'S DISCUSSION AND ANALYSIS
                              AND RESULTS OF OPERATIONS


REVENUE AND INCOME

1997 VS. 1996

Net sales from operations increased to $258,200,000 for fiscal 1997, compared to $236,300,000 in fiscal 1996. The increase in sales was attained by selected increases in selling prices, a change in product mix to higher priced products, and increased volumes.

Educational sales, which now include certain sales which were formerly considered "Special Markets", represents 58% of corporate revenues, increased by $17,200,000 from $138,300,000 to $155,500,000. The current year growth in educational sales reflects strong acceptance of our newer line of computer furniture as well as continued growth of our mobile cabinet and mobile table product lines. These newer product lines typically command higher prices and margins than our more mature products. Sales of some of our more mature product lines showed slower rates of growth and in selected cases declines in sales volume, as the Company elected to maintain margins at the expense of volume growth. In addition, finished goods inventories of educational products going into the summer shipping season were higher than the prior year. This increased level of inventory allowed for increased sales volume during the summer as well as contributed to improved on time delivery during this peak season. During the fourth quarter, as part of our effort to improve penetration and service levels in the public education market, Virco terminated distribution arrangements with several major educational dealerships and increased the size of the direct sales force to cover these territories. Although sales in the fourth quarter were slightly affected during this transition, Virco has historically increased both sales and margins in territories where our direct sales force has replaced educational dealerships.

Commercial sales, which now includes certain sales which were formerly considered "Special Markets", represents 42% of corporate revenues increased by $4,700,000 from $98,000,000 to $102,700,000. Sales include private schools, pre-schools, churches, banquet and meeting halls, and cafeterias. Continued improvement in our marketing techniques to these niche markets drove the increase in sales volume. Sales increases in these markets were offset slightly by decreases in sales of high volume, low margin products to mass merchants.

The gross margin increased by 2.7% from 29.6% to 32.3%. As discussed above, the increase in sales of higher margin newer products, combined with increased discipline in our pricing to support improved margins contributed to the increase in gross margin. In addition, material costs were stable in 1997 compared to 1996. Continued investment in factory automation and efficiencies in distribution contributed to the improved performance. Selling, general, and administrative expenses increased over the prior year, but as a percentage of sales income, declined slightly. Interest expenses decreased by $700,000 reflecting lower levels of borrowing. Net income for the current year was affected by a $2,970,000 provision for the shutdown of our manufacturing subsidiary in San Luis, Mexico.

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

                              MANAGEMENT'S DISCUSSION AND ANALYSIS
                              AND RESULTS OF OPERATIONS


Commercial sales, representing 38% of corporate revenues decreased by $4,900,000 from $93,700,000 to $88,800,000. Sales in this segment improved in several target markets, including private schools, pre-schools, churches, banquet and meeting halls, and cafeterias. The increased volumes in these markets were more than offset by a reduction in sales to mass merchants. This reduction was attributable to an intended shift in emphasis to higher price and higher margin products.

Other sales, which primarily consist of international shipments, increased by $1,400,000 from $11,400,000 to $12,800,000 million. Sales performance in this segment reflected increased shipments into Canada, as well as the efforts to establish distributorships in other international markets.

The gross margin increased by 2.6% from 27.0% to 29.6%. This increase in gross profit margin was primarily attributable to carefully considered price increases and our successful effort to shift product mix to higher margin products. In addition to an improved product mix, material costs were stable throughout the year and slightly reduced in 1996 compared to 1995, when material costs increased during the peak summer shipping season before declining at year end. Continued investment in factory automation, ongoing engineering improvements and efficiencies in distribution contributed to the improved performance. Selling, general, and administrative expenses, as a percentage of sales, were consistent with the prior year. Interest expenses decreased by $600,000 reflecting lower levels of borrowing. This decrease in interest expense was offset by a reduction in other income compared to the prior year. In fiscal year 1995, other income included an involuntary conversion from tornado damage and a favorable settlement of legal proceedings relating to our Southern Pines manufacturing facility.

OTHER OPERATING ACTIVITIES

In May 1997, the Company decided to shut down its Mexico manufacturing facility. Subsequently, the Company sold a majority of the assets of the Mexican facility on October 8, 1997. The facility ceased operations on October 20, 1997. Total revenues of this operation, consisting primarily of transfers between geographic areas of the Company, were $5,389,000, $11,735,000 and $30,042,000 for the years ended January 31, 1998, 1997 and 1996, respectively. The production requirements from this facility were transferred to the Torrance, CA, and Conway, AR, manufacturing plants. As of January 31, 1998, all 550 employees were terminated. The Company incurred $2,970,000 in connection with the shutdown of the facility. The primary component of this amount is related to severance benefits paid to the employees in accordance with Mexican law.

In April 1994, the Company entered into a ten-year lease for a 560,000 square foot manufacturing and warehousing facility in Torrance, CA. This facility has enabled the Company to combine both manufacturing and warehousing operations for the Western Region under one roof, reducing materials handling and distribution expenses. In connection with the move, the factory was redesigned to implement a "manufacturing cell" concept. This cell concept required a substantial investment in capital equipment, but reduced labor costs as well as throughput time for production of the Company's significant product lines. In addition, the new equipment broadened the Company's manufacturing capabilities to facilitate expansion into targeted markets and product lines. The new production capabilities complement the Company's investment in enhanced product engineering and design capabilities initiated in 1993 and continued through the current year.

In August 1997, the Board of Directors authorized an expansion and re-configuration of the Conway, AR manufacturing facility. The cellular manufacturing concept which has been so successful in our Torrance, CA facility will be expanded to the Conway operations. The additional manufacturing space will be used to develop manufacturing cells for new or redesigned products as well as new processes to support our product development efforts and improve manufacturing efficiency. In late 1997 and early 1998, the Company acquired approximately 100 acres of land in Conway and is planning to break ground on a 400,000 square foot manufacturing facility in mid-1998. The acreage acquired is large enough to support an additional 1,300,000 square feet of manufacturing, warehousing and distribution, and office facilities should Virco determine such a need in the future.

IMPACT OF THE YEAR 2000

The Company completed an assessment of its information systems in early 1997. The Company's legacy mainframe system would require modification to be year 2000 compliant. The cost of these modifications was estimated to be approximately $200,000. As part of this assessment, the Company reviewed various software packages that would be year 2000 compliant and improve our information system capabilities. After extended review, the Company determined that the benefits attainable by implementing an enterprise resource planning system justified the additional cost of acquiring and implementing such a system.

In August 1997, the Board of Directors approved the implementation of an SAP Enterprise Resources Planning System. This implementation was started in October 1997 and Virco contracted with Hewlett Packard and SAP to provide consulting services related to this implementation. The capital budget for this project was established at $5,000,000 including approximately $3,500,000 incurred as of fiscal year end. The go live date of this system will be timed to coincide with a slow period of the Company's seasonal business cycle, and is expected to occur at the end of the third or fourth quarter of the current fiscal year. In addition to the capital expenditures budgeted for this new system, the Company expects to incur training costs of approximately $500,000. At fiscal year end, the Company had incurred approximately $100,000 in training costs.

The SAP implementation and any required modifications to production or communication equipment are expected to be completed by the end of fiscal year 1998. The Company believes that by implementing the SAP system and any required equipment modifications, the year 2000 issue will not pose significant operational problems for the Company. If the implementation of the SAP Enterprise Resources Planning system or modification to the legacy system is not made on a timely basis, the year 2000 issue could have a material effect on operations.

The project costs and the date on which the Company believes it will complete the year 2000 issues are based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause such differences include but are not limited to, the availability and cost of personnel, the amount of custom modifications and number of modules implemented in the SAP, and the need to modify or replace communication or manufacturing equipment.

ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. The Company has expended, and can be expected to expend, significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment, and remediation of environmental contamination. The Company has not incurred any material costs for any corrective actions in 1997, 1996 and 1995.

Currently, the Company is self-insured for Product and General Liability losses up to $100,000 per occurrence. In prior years the Company has been self-insured for Workers Compensation, Automobile, Product, and General Liability losses. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $30,000,000. In 1993 the Company initiated a program to reduce product liability losses and to more aggressively litigate product liability cases. This program has continued through 1997 and has resulted in reductions in litigated product liability cases. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates in the U.S. did not have a significant impact on the Company's operating results for the fiscal year just ended. Material costs were stable in 1997. If current trends continue, we anticipate that total material costs for 1998, as a percentage of sales, could be comparable to or slightly less than in 1997. However, no assurance can be given that the Company will experience stable prices in 1998. The Company is working to control and reduce costs by improving production methodologies, investigating new packaging and shipping materials, and searching for new sources of pur-

MANAGEMENT'S DISCUSSION AND ANALYSIS
AND RESULTS OF OPERATIONS


chased components.

The Company uses the LIFO method of accounting for inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. The Company has made significant fixed asset acquisitions during the last three fiscal years. The assets acquired will result in higher depreciation charges, but due to technological advances should result in operating cost savings. Anticipated fixed asset additions in 1998 will be significant, with budgeted expenditures for the Conway, Arkansas expansion of approximately $25,000,000; budgeted additional expenditures for the SAP Enterprise Resource Planning System of approximately $2,000,000; and ongoing capital expenditures at the Torrance, CA facility of approximately $2,000,000.

LIQUIDITY

In October 1996, the Company renewed its $49,500,000 loan facility, extending the agreement to a three-year commitment. The terms of the facility are described in Note 4 of the notes to the consolidated financial statements. Major provisions of the agreement include that the line is uncollateralized and the interest rate is at prime. This new facility allows the Company the option to borrow under 30, 60,and 90 day fixed term rates at LIBOR plus 1.25%. Under this agreement, there is letter of credit sub feature where the Company issues commercial and standby letters of credit. This loan facility is intentionally large enough to finance more production in the early part of the year to have adequate inventories available for the summer/fall educational delivery season.

In 1997, the Company initiated two large capital projects which will have significant cash flow effects on the 1998 fiscal year. The first project is the implementation of the SAP Enterprise Resource Planning system, initiated in October 1997. General Electric Capital Corporation (GECC) agreed to finance this project under a lease arrangement which will be treated as a capital lease for book purposes and an operating lease for tax purposes. This allowed the Company to initiate the project in 1997 without violating the limitations on capital investment at the Torrance, CA facility imposed by the Industrial Revenue Bond.

The second project is the expansion and re-configuration of the Conway, AR manufacturing facility. During the fourth quarter of 1997 the Company expended approximately $1,200,000 to acquire roughly 70 acres of land for the expansion. The Company expects to spend approximately $25,000,000 during 1998 to buy an additional 30 acres of land, construct a 400,000 square foot manufacturing facility, and purchase new production equipment for the new plant. General Electric Capital Corporation (GECC) agreed to finance approximately $10,000,000 of equipment under operating leases. The balance of the cash required will be provided by the loan facility with Wells Fargo Bank and operating cash flow. Capital investments for land, machinery and equipment installed at the Conway, AR facility totaled $6,100,000 in 1997, $5,700,000 in 1996, and $6,900,000 in
1995. These capital investments were financed by operating cash flow and the Wells Fargo Bank loan facility.

During 1994, the Company issued an $8,900,000 Industrial Revenue Bond through the City of Torrance, CA. The Bond was privately placed with General Electric Capital Corporation (GECC). This Industrial Revenue Bond provides capital funds which are limited to the acquisition of machinery, equipment, and leasehold improvements in the Torrance, CA facility. Under the terms of the Bond, capital spending at the Torrance facility was limited to $8,900,000 over a three-year period. The Company has drawn down $8,900,000 to cover capital expenditures and bond issuance costs. To supplement the Bond proceeds, the Company has entered into true tax leases with GECC for approximately $1,090,000, $60,000, and $2,200,000 worth of machinery and equipment in fiscal years 1997, 1996, and 1995, respectively. Capital assets obtained through these true tax leases were not applied toward the $8,900,000 three year limit on capital spending in Torrance.

As a result of the sale of the Mexico manufacturing facility, the Company reduced the levels of raw material and work in process inventory at this location. Inventory levels (at FIFO) at this facility were $0, $3,100,000, and $3,800,000 at January 31, 1998, 1997, and 1996, respectively. The sale of production equipment and real property at this facility generated an additional $2,210,000 of cash, offset by closing costs incurred related to the shutdown.

Subsequent to year end, the Company has reached an agreement to sell the manufacturing facility located in Southern Pines, North Carolina. This sale, if completed, should generate approximately $1,000,000 in cash and result in no significant gain or loss on disposition.

In December 1996, the Company's Board of Directors voted to initiate a quarterly cash dividend policy beginning with the payment of a $.017 per share dividend (adjusted for stock dividends) on January 31, 1997. For the third quarter of 1997, the dividend was increased to $.02 per share. The amount of quarterly dividend will be reviewed each quarter in the light of the Company's earnings and liquidity.

At the April 21, 1998 meeting of the Board of Directors, the Board authorized a stock repurchase program of up to $5,000,000 of the Company's common stock, from time to time over the next twelve months. The stock repurchase program will be financed by the Company's operating cash flow and the Wells Fargo Bank loan facility.

Management believes cash raised from the previously described sources will be adequate to meet its capital requirements in the short term.

FINANCIAL STRATEGY

Virco's financial strategy is to continue to increase levels of profitability by targeting specific profitable market segments for future growth, accelerating new product development for those target markets, acquisition of automated production equipment and new production technologies, the elimination of under performing assets and continual reassessment of the manufacturing and distribution capacity needed to meet future demand. This continual assessment of production capacity led to an expansion of our Conway, AR production facility in 1991, 1993, and the expansion initiated in 1997, the 1994 move from the Los Angeles, CA plant to a larger, more automated facility in Torrance, CA and the shutdown of the manufacturing subsidiary in Mexico in 1997. We have almost completed our effort to eliminate or lease underutilized real estate.

As discussed in Note 7 of the consolidated financial statements, the Company has not provided an allowance against the deferred tax assets recorded in the financial statements. The Company has a net deferred tax liability at January 31, 1998. The gross deferred tax asset represents approximately 4% of current pre-tax earnings. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

The Company discounts the pension obligations under the Virco Employees Retirement Plan and the Virco Important Performers Plan (VIP) utilizing an 8% discount rate. Although the Company does not anticipate any change in this rate in the coming year, any such change would not have a significant effect on the Company's financial position, results of operations, or cash flows.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to stockholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "anticipates," "expects," "will continue," "estimates," "projects," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The results contemplated by the Company's forward-looking statements are subject to certain risks and uncertainties that could cause actual results to vary materially from anticipated results, including without limitation, material costs, demand for the Company's products, and competitive conditions affecting selling prices and margins.

ACCOUNTING PRONOUNCEMENTS

During the year ending January 31, 1999, the Company will adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which become effective during that year. During the year ending January 31, 2000, the Company will adopt Statement of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits" which becomes effective during that year. The adoption of these new accounting standards is not expected to have a material impact on the Company.

In March 1998, the AICPA issued SOP 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use. The SOP is effective for the Company beginning on February 1, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The Company currently capitalizes costs associated with software developed for its own use. The Company does not believe adoption of this SOP will have a material impact on the Company's future earnings or financial position.

                                   FIVE YEAR SUMMARY OF  SELECTED FINANCIAL DATA


in thousands except per share data              1997           1996           1995           1994           1993
----------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales - continuing operations        $   258,194    $   236,277    $   224,349    $   215,659    $   205,629
Net income
   Continuing operations                      13,852          9,326          5,209          5,001          4,302
   Change in accounting methods                   --             --             --             --           (275)
                                         -----------------------------------------------------------------------
                                         $    13,852    $     9,326    $     5,209    $     5,001    $     4,027
                                         =======================================================================
Net income per share*
   Continuing operations                 $      1.52    $      1.04    $       .58    $       .56    $       .48
   Change in accounting methods                   --             --             --             --            (03)
                                         -----------------------------------------------------------------------
                                         $      1.52    $      1.04    $       .58    $       .56    $       .45
                                         =======================================================================

Average number of shares outstanding       9,131,739      9,007,253      8,962,109      8,924,353      8,866,658

   Dividends declared per share
     adjusted for 3 for 2 stock split
       Cash                              $       .07    $       .08    $       .03    $       .03    $       .03

OTHER FINANCIAL DATA
   Total assets                          $   122,015    $   118,020    $   119,225    $   115,008    $    97,164
   Working capital                            44,032         45,143         51,320         42,780         47,038
   Current ratio                               2.5/1          2.6/1          3.2/1          2.6/1          3.2/1
   Total long-term obligations                13,512         25,396         39,900         37,428         29,722
   Stockholders' equity                       77,325         63,965         55,461         50,466         45,637
   Shares outstanding at year-end***       8,886,794      8,859,444      8,859,444      8,844,923      8,844,923
   Stockholders' equity per share**             8.70           7.22           6.26           5.71           5.16
================================================================================================================

* Based on average number of shares outstanding each year after giving retroactive effect for 3 for 2 stock split and stock dividends.

** Based on number of shares outstanding at year-end giving effect for 3 for 2 stock split and stock dividends declared.

***     Adjusted for 3 for 2 stock split and stock dividends.

                                                  REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS
VIRCO MFG. CORPORATION

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP



Los Angeles, California
March 13, 1998

                                                     CONSOLIDATED BALANCE SHEETS


                                                                                   January 31
in thousands, except per share data                                               1998        1997
--------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                                       $  1,221    $    722
   Trade accounts receivable (less a $100 allowance for doubtful accounts)      25,703      24,640
   Other receivables                                                             1,139         870
   Inventories:
     Finished goods                                                             25,467      26,902
     Work in process                                                             8,739       6,402
     Raw materials and supplies                                                  9,656      10,340
                                                                              --------------------
                                                                                43,862      43,644
   Prepaid expenses and other current assets                                     1,308       1,478
   Deferred income taxes                                                           986       1,334
                                                                              --------------------
Total current assets                                                            74,219      72,688

Restricted short-term investments                                                   --         660

Property, plant and equipment:
   Land and land improvements                                                    4,618       3,647
   Buildings                                                                    12,906      14,269
   Machinery and equipment                                                      57,417      59,906
   Leasehold improvements                                                          813       1,844
                                                                              --------------------
                                                                                75,764      79,666
   Less accumulated depreciation and amortization                               36,385      42,188
                                                                              --------------------
Net property, plant and equipment                                               39,369      37,478
Other assets                                                                     8,427       7,194
                                                                              --------------------
Total assets                                                                  $122,015    $118,020
==================================================================================================


See accompanying notes.


                            NET PROPERTY, PLANT AND
                         EQUIPMENT/CAPITAL EXPENDITURES
                                 (in millions)

                                        93     94     95     96      97
Capital Expenditures.................. 8.8    12.4   11.1   7.1     10.7
Net Property, Plant and Equipment....  23.7   31.3   37.0   37.5    39.4

                                                     CONSOLIDATED BALANCE SHEETS
                                                                     (CONTINUED)


                                                                              January 31
in thousands, except per share data                                         1998          1997
----------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Checks released but not yet cleared bank                            $   3,200     $   4,790
   Accounts payable                                                       13,324        11,029
   Accrued compensation and employee benefits                              7,627         7,416
   Current portion of long-term debt                                       3,442           980
   Other accrued liabilities                                               2,594         3,330
                                                                       -----------------------
Total current liabilities                                                 30,187        27,545

Noncurrent liabilities:
   Accrued self-insurance retention                                        1,277         1,556
   Accrued pension expenses                                                2,776         2,327
   Long-term debt, less current portion                                    9,459        21,513
                                                                       -----------------------
Total noncurrent liabilities                                              13,512        25,396

Deferred income taxes                                                        991         1,114

Stockholders' equity:
   Preferred stock:
     Authorized 3,000,000 shares, $.01 par value;
       none issued or outstanding                                             --            --
   Common stock:
     Authorized 10,000,000 shares, $.01 par value;
       issued 8,909,183 shares in 1998 and 8,881,833 shares in 1997           89            59
   Additional paid-in capital                                             50,301        50,104
   Retained earnings                                                      27,423        14,251
   Less treasury stock at cost (22,389 shares)                              (172)         (172)
   Less unearned ESOP shares                                                (316)         (277)
                                                                       -----------------------
Total stockholders' equity                                                77,325        63,965
                                                                       -----------------------
Total liabilities and stockholders' equity                             $ 122,015     $ 118,020
==============================================================================================


See accompanying notes.



  STOCKHOLDERS' EQUITY
      (in millions)
93.................. 45.6
94.................. 50.5
95.................. 55.5
96.................. 64.0
97.................. 77.3

                                               CONSOLIDATED STATEMENTS OF INCOME

                                                         Year ended January 31
in thousands, except per share data                  1998         1997         1996
-----------------------------------------------------------------------------------
Net sales                                       $ 258,194    $ 236,277    $ 224,349
Costs of goods sold                               174,863      166,293      163,728
                                                -----------------------------------
Gross profit                                       83,331       69,984       60,621

Selling, general and administrative expenses       55,366       51,574       50,050
Provision for doubtful accounts                       119          202           67
Provision for plant shutdown                        2,970           --           --
Interest expense, net                               1,794        2,507        3,130
Other expense (income)                                478          647       (1,039)
                                                -----------------------------------
Income before income taxes                         22,604       15,054        8,413
Provision for income taxes                          8,752        5,728        3,204
                                                -----------------------------------
Net income                                      $  13,852    $   9,326    $   5,209
                                                ===================================
Net income per share                            $    1.56    $    1.05    $     .59
Net income per share - assuming dilution        $    1.52    $    1.04    $     .58
===================================================================================


See accompanying notes.



        NET SALES
      (in millions)
93.................. 205.6
94.................. 215.7
95.................. 224.3
96.................. 236.3
97.................. 258.2


        NET INCOME
      (in millions)
93.................. 4.0
94.................. 5.0
95.................. 5.2
96.................. 9.3
97.................. 13.9


  NET INCOME PER SHARE
      (in dollars)
93.................. .45
94.................. .56
95.................. .58
96.................. 1.04
97.................. 1.52

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                     Common Stock         Additional
in thousands, except per        -----------------------    Paid-In     Retained      Treasury
share amounts                      Shares      Amount      Capital     Earnings        Stock     ESOP Trust      Total
------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1995     4,873,236       $49        $36,992      $13,787       $(234)       $(128)        $50,466
   Unearned ESOP shares                --        --             --           --          --          (65)            (65)
   Sale of treasury stock           8,000        --              4           --          62           --              66
   Stock dividend (10%)           488,124         5          5,059       (5,064)         --           --              --
   Cash dividend ($.04)                --        --             --         (215)         --           --            (215)
   Net income                          --        --             --        5,209          --           --           5,209
                               -----------------------------------------------------------------------------------------
Balance at January 31, 1996     5,369,360        54         42,055       13,717        (172)        (193)         55,461
   Unearned ESOP shares                --        --             --           --          --          (84)            (84)
   Stock dividend (10%)           536,936         5          8,049       (8,054)         --           --              --
   Cash dividend ($.125)               --        --             --         (738)         --           --            (738)
   Net income                          --        --             --        9,326          --           --           9,326
                               -----------------------------------------------------------------------------------------
Balance at January 31, 1997     5,906,296        59         50,104       14,251        (172)        (277)         63,965
   Unearned ESOP shares                --        --             --           --          --          (39)            (39)
   Stock issued under
     option plans                  20,600        --            197           --          --           --             197
   Stock split (3 for 2)        2,959,898        30             --          (30)         --           --              --
   Cash dividends ($.073)              --        --             --         (650)         --           --            (650)
   Net income                          --        --             --       13,852          --           --          13,852
                               -----------------------------------------------------------------------------------------
Balance at January 31, 1998     8,886,794       $89        $50,301      $27,423       $(172)       $(316)        $77,325
========================================================================================================================


See accompanying notes.


STOCKHOLDERS' EQUITY PER SHARE
      (in millions)
93.................. 5.16
94.................. 5.71
95.................. 6.26
96.................. 7.22
97.................. 8.70

                                                            CASH FLOW HIGHLIGHTS
                                                                   (in millions)



        NET INCOME
         (source)
95.................. 5.2
96.................. 9.3
97.................. 13.9


       REDUCTION OF
     LONG-TERM DEBT
         (use)
95.................. 1.0
96.................. 14.3
97.................. 12.7


    PURCHASE OF PROPERTY,
    PLANT AND EQUIPMENT
         (use)
95.................. 11.1
96.................. 7.1
97.................. 10.7

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  Year ended January 31
in thousands, except per share data                              1998         1997         1996
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                   $ 13,852     $  9,326     $  5,209
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                              7,110        6,541        5,364
     Provision for doubtful accounts                              119          202           67
     Deferred income taxes                                        225           77          795
     (Gain) loss on sale of property, plant and equipment        (575)          49          (51)
     Changes in assets and liabilities:
       Trade accounts receivable                               (1,182)       1,082         (146)
       Other receivables                                         (269)       1,208         (554)
       Inventories                                               (218)        (624)      (3,800)
       Prepaid expenses and other current assets                  225          405         (378)
       Accounts payable and accrued liabilities                   667        3,762       (3,288)
       Income taxes payable                                      (372)         514       (1,569)
       Other                                                     (473)        (168)         230
                                                              ---------------------------------
Net cash provided by operating activities                      19,109       22,374        1,879

INVESTING ACTIVITIES
Capital expenditures                                          (10,701)      (7,125)     (11,068)
Proceeds from sale of property, plant and equipment             2,275           12          118
Net investment in life insurance                                 (760)        (650)      (1,685)
Restricted short-term investments                                 660          612        7,665
                                                              ---------------------------------
Net cash used in investing activities                          (8,526)      (7,151)      (4,970)

FINANCING ACTIVITIES
Dividends paid                                               $   (650)    $   (738)    $   (215)
Issuance of long-term debt                                      3,067           --        4,205
Repayment of long-term debt                                   (12,659)     (14,340)        (824)
Issuance of common stock                                          197           --           --
Sale of treasury stock                                             --           --           66
ESOP loan                                                         (39)         (84)         (65)
                                                              ---------------------------------
Net cash (used in) provided by financing activities           (10,084)     (15,162)       3,167
                                                              ---------------------------------
Net increase in cash                                              499           61           76
Cash at beginning of year                                         722          661          585
                                                              ---------------------------------
Cash at end of year                                          $  1,221     $    722     $    661
                                                             ==================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
     Interest                                                $  1,911     $  2,606     $  3,299
     Income taxes                                               9,021        5,322        3,978
===============================================================================================


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

Interest costs, amounting to $120,000, $122,000 and $190,000 for the years ended January 31, 1998, 1997 and 1996, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software developed for its own use. Such costs are amortized over three years from the date the software is operational. The Company capitalized $129,000, $359,000 and $398,000 and recorded depreciation expense of $353,000, $376,000 and $366,000 in fiscal years ended January 31, 1998, 1997, and 1996, respectively. The net book value of capitalized software was $322,000 and $546,000 at January 31, 1998 and 1997, respectively.

The Company is in the process of implementing a new business information system. At January 31, 1998, the Company had capitalized $3.5 million related to this implementation including $465,000 of the Company's labor costs. Such costs will be amortized over seven years from the date the system is operational.

IMPAIRMENT OF LONG-LIVED ASSETS

Effective February 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangible assets, and goodwill related to these assets. SFAS No. 121 prescribes an impairment loss be recognized in the event facts and circumstances indicate the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on the excess of the carrying amount of the impaired asset over the fair value. Generally, fair value represents the Company's expected future cash flows from the use of an asset or group of assets, discounted at a rate commensurate with the risks involved. Adoption of SFAS No. 121 had no material effect on the financial statements as the Company's previous method of estimating impairment was based on net realizable value which approximated fair value.

NET INCOME PER SHARE

In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." SFAS No. 128 which replaced the calculation of primary and fully diluted net income per share with basic and diluted net income per share. Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated by dividing net income by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities. The weighted average number of shares used in the computation of basic net income per share was 8,886,794, 8,859,444 and 8,859,444 for the years ended January 31, 1998, 1997 and 1996, respectively. The weighted average number of shares used in the computation of diluted net income per share was 9,131,739, 9,007,253 and 8,962,109 for the years ended January 31, 1998, 1997 and 1996, respectively. All prior year net income per share data has been restated in accordance with the new standard.


                                                               1997            1996           1995
-----------------------------------------------------------------------------------------------------
Numerator:
   Net Income                                               $13,852,000    $ 9,326,000    $ 5,209,000
Denominator:
   Denominator for basic earnings per share                          --
     weighted-average shares                                  8,886,794      8,859,444      8,859,444
   Dilutive potential common shares                             244,945        147,809        102,665
                                                            -----------------------------------------
   Denominator for diluted earnings per share - adjusted
     weighted-average shares and assumed conversions          9,131,739      9,007,253      8,962,109
                                                            -----------------------------------------
Basic earnings per share                                    $      1.56    $      1.05    $       .59
Diluted earnings per share                                  $      1.52    $      1.04    $       .58

On August 19, 1997, the Company's Board of Directors authorized a three for two stock split effected in the form of a 50% stock dividend payable on September 30, 1997 to stockholders of record on September 5, 1997. This resulted in the issuance of 2,959,898 additional shares of common stock as of September 3, 1997. All per share and weighted average share amounts have been restated to reflect this stock split and stock dividends previously declared.

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

INTANGIBLE ASSETS

Intangible assets, which consist principally of deferred pension assets and which are included in other noncurrent assets, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

ENVIRONMENTAL COSTS

Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs which extend the useful life of assets are capitalized and amortized over the useful life of the assets.

ADVERTISING COSTS

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $3,007,000 in 1997, $3,024,000 in 1996 and $2,790,000 in 1995.

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

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

FISCAL YEAR END

Fiscal years 1997, 1996 and 1995 refer to the years ended January 31, 1998, 1997 and 1996, respectively.

FUTURE ACCOUNTING REQUIREMENTS

During the year ending January 31, 1999, the Company will adopt SFAS No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which become effective during that year. During the year ending January 31, 2000, the Company will adopt SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," which becomes effective during that year. The adoption of these new accounting standards is not expected to have a material impact on the Company.

In March 1998, the AICPA issued SOP 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use. The SOP is effective for the Company beginning on February 1, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The Company currently capitalizes costs associated with software developed for its own use. The Company does not believe adoption of this SOP will have a material impact on the Company's future earnings or financial position.



2. INVENTORIES

The current material cost for inventories exceeded LIFO cost by $3,930,000 and $5,180,000 at January 31, 1998 and 1997, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories increased (decreased) income by $29,000 and $(90,000) in the years ended January 31, 1998 and 1997, respectively.

The material portion of inventory which is valued at LIFO at January 31, 1998 and 1997 are as follows (in thousands):

                                             January 31, 1998
                                Material                    Labor,
                              Content at        LIFO      Overhead
                                    FIFO     Reserve     and Other      Total
-----------------------------------------------------------------------------
Finished goods                   $17,080    $(2,149)       $10,536    $25,467
Work in process                    5,605       (786)         3,920      8,739
Raw materials and supplies        10,651       (995)            --      9,656
                                 --------------------------------------------
Total                            $33,336    $(3,930)       $14,456    $43,862
                                 ============================================

                                            January 31, 1997
                             Material                 Labor,
                              Content        LIFO   Overhead
                              at FIFO     Reserve  and Other      Total
-----------------------------------------------------------------------
Finished goods                $19,272    $(2,969)    $10,599    $26,902
Work in process                 4,857       (823)      2,368      6,402
Raw materials and supplies     11,728     (1,388)         --     10,340
                              -----------------------------------------
Total                         $35,857    $(5,180)    $12,967    $43,644
                              =========================================

3. RESTRICTED SHORT-TERM INVESTMENTS

In December 1994, the City of Torrance issued an $8,900,000 Industrial Revenue Bond (IRB) which was privately placed with General Electric Capital Corporation
(GECC). The proceeds from this bond were held in money market funds in trust at U.S. Trust Company and were only be used to pay for improvements and equipment at the Torrance, California facility. The terms of the IRB restricted capital expenditures at the Torrance location to a cumulative total of $8,900,000 for a three year period ending December 1997.



4. NOTES PAYABLE

Outstanding balances (in thousands) for the Company's long-term debt were as follows:

                                                      January 31
                                                     1998       1997
--------------------------------------------------------------------
Revolving credit line with Wells Fargo Bank(a)    $ 1,318    $13,000
IRB with the City of Torrance(b)                    6,698      7,457
Equipment credit line with GECC(c)                  2,493         --
Other                                               2,392      2,036
                                                  ------------------
                                                   12,901     22,493
Less current portion                                3,442        980
                                                  ------------------
                                                  $ 9,459    $21,513
                                                  ==================
Outstanding stand-by letters of credit            $ 4,936    $ 3,911
                                                  ==================

(a) A credit facility with Wells Fargo Bank effective October 1996 provides an unsecured revolving line of credit of up to $49,500,000 with a letter of credit subfeature. Approximately $43,246,000 was available for borrowing as of January 31, 1998. This is a three year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate (8.25% at January 31, 1998). The new line also allows the Company the option to borrow under 30, 60 and 90 day fixed term rates at LIBOR plus 1.25%. This new facility replaced a two year facility with comparable terms.

(b) Ten year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

(c) In October 1997, the Company has established a new credit facility with GECC to finance the new business information system. It provides a secured line of credit of up to $5,000,000. Approximately $2,500,000 was available for borrowing as of January 31, 1998. This is a four-year amortizing capital lease with principal and interest (approximately 7.5%) payable monthly. The Company has the option of buying out the lease three years into the lease period.

Long-term debt repayments for the next five years and thereafter are approximately as follows (in thousands):

Year ending January 31
-------------------------------------------------------------------------
1999                                                            $   3,442
2000                                                                3,278*
2001                                                                1,673
2002                                                                1,334
2003                                                                1,027
Thereafter                                                          2,147
                                                                 --------
                                                                 $ 12,901
                                                                 ========

* The $1,318,000 due under Wells Fargo Bank's line of credit will be payable in fiscal year ended January 31, 2000 if the agreement is not renewed. It is the Company's intent to renew this agreement annually.

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 1998 and 1997, as the debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

The Company guarantees a $1,500,000 line of credit from Wells Fargo Bank to the Virco Employee Stock Ownership Plan (ESOP). At January 31, 1998 and 1997, $316,000 and $277,000, respectively, was outstanding under the line.



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

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table sets forth (in thousands) the funded status of the Plan at December 31, 1997 and 1996:

                                                                        1997         1996
-----------------------------------------------------------------------------------------
Accumulated benefit obligation:
   Vested                                                           $ (8,027)    $ (7,528)
   Nonvested                                                            (244)        (228)
                                                                    ---------------------
                                                                    $ (8,271)    $ (7,756)
                                                                    =====================
Projected benefit obligation                                        $(10,151)    $ (9,430)
Plan assets at fair value                                              8,312        7,480
                                                                    ---------------------
Projected benefit obligation in excess of plan assets                 (1,839)      (1,950)
Unrecognized net transition asset being recognized over 15 years        (393)        (434)
Recognition of minimum liability                                          --         (121)
Unrecognized net loss                                                  2,358        2,229
                                                                    ---------------------
Accrued pension asset (cost)                                        $    126     $   (276)
                                                                    =====================

The total pension expense for the Plan (in thousands) included the following components:

                                            December 31
                                    1997        1996        1995
----------------------------------------------------------------
Service cost                     $   740     $   670     $   620
Interest cost                        693         645         591
Actual return on plan assets      (1,127)       (671)       (916)
Net amortization and deferral        527          66         486
                                 -------------------------------
Net periodic pension cost        $   833     $   710     $   781
                                 ===============================

The weighted average discount rate was 8%, the rate of increase in future compensation levels was 5%, and the expected long-term rate of return on assets was 9.75% for 1997, 1996 and 1995. Gains and losses are amortized on a straight-line basis over the average remaining service life of the employees.

The Company provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan is funded by a life insurance program.

The cash surrender values of the policies funding the VIP Plan were $2,393,000 and $2,099,000 at January 31, 1998 and 1997, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The following table sets forth (in thousands) the funded status of the VIP Plan at January 31, 1998 and 1997.

                                                                          1998        1997
------------------------------------------------------------------------------------------
Accumulated benefit obligation:
   Vested                                                              $(4,390)    $(3,407)
   Nonvested                                                               (88)       (230)
                                                                       -------------------
                                                                       $(4,478)    $(3,637)
                                                                       ===================
Projected benefit obligation                                           $(4,976)    $(4,284)
Plan assets at fair value                                                   --          --
                                                                       -------------------
Projected benefit obligation in excess of plan assets                   (4,976)     (4,284)
Unrecognized prior service cost                                            353         450
Unrecognized net transition liability being amortized over 15 years         16          20
Recognition of minimum liability                                          (856)       (625)
Unrecognized net loss                                                      985         802
                                                                       -------------------
Accrued pension cost                                                   $(4,478)    $(3,637)
                                                                       ===================

The total pension expense for the VIP Plan (in thousands) included the following components:

                                       January 31
                                 1998    1997    1996
-----------------------------------------------------
Service cost                     $332    $332    $241
Interest cost                     333     314     228
Actual return on plan assets       --      --      --
Net amortization and deferral     167     208     124
                                 --------------------
Net periodic pension cost        $832    $854    $593
                                 ====================

The weighted average discount rate was 8%, the rate of increase in future compensation levels was 5% and the expected long-term rate of return on assets was 9.75% for 1997, 1996 and 1995. Prior service cost and gains and losses are amortized on a straight-line basis over the average remaining service life of the employees.

The Company's Employee Stock Ownership Plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. One of the four investment options is the Virco Stock Fund. Shares owned by the ESOP are held by the Plan Trustee, U.S. Trust Company. At January 31, 1998, the Plan held 422,484 shares of Virco Stock including 403,845 shares allocated to participants accounts. Using the January 31, 1998 closing price of $26.44, the unallocated account has 18,639 shares valued at $492,778. At January 31, 1998, the Plan had borrowed $316,000 directly from Wells Fargo Bank. This loan is secured by the unallocated shares and guaranteed by Virco. Allocated shares held by the Trust are included in shares outstanding and the related dividends are charged to retained earnings. For the fiscal years ended January 31, 1998 and 1997, there was no employer match and therefore no compensation cost to the Company.

The Company provides current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Cash surrender values of these policies which are included in other assets in the consolidated balance sheets were $2,681,000 and $2,174,000 at January 31, 1998 and 1997, respectively.

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pretax basis. The total participant deferrals were $231,000 for the year ended January 31, 1998.

In 1996, the Company created a Rabbi Trust to hold assets related to the VIP Retirement Plan, the Dual Option Life Insurance Plan and the Deferred Compensation Plan. Substantially all assets funding these Plans are held in the Rabbi Trust.

6. STOCK OPTIONS AND STOCKHOLDERS RIGHTS

The Company's two stock plans are the 1997 Employee Incentive Plan (the "1997 Plan") and the 1993 Employee Incentive Stock Plan (the "1993" Plan). Under these stock plans, the Company may grant an aggregate of 500,000 shares (889,230 shares as adjusted for the stock split and stock dividends) to its employees in the form of stock options. Non-employee directors automatically receive a grant for options to purchase 500 shares of common stock on the first business day following each annual meeting of the Company's stockholders. As of January 31, 1998, 357,549 shares remain available for future grant.

Options granted under the plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period.

On October 15, 1996, the Board of Directors granted 75,250 (112,875 shares as adjusted for the stock split) options to 34 management employees, contingent upon attaining certain profit levels for the fiscal year ended January 31, 1997. On March 12, 1997 (measurement date), it was determined that the required profit level was met and the options were awarded to the employees. These options vested and became exercisable on the measurement date. On October 1, 1997, the Board of Directors granted 93,500 stock options to 80 management employees. These options become fully exercisable 50% on January 31, 1998 and 50% on January 31, 1999.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following ranges of weighted-average assumptions: risk-free interest rates of 5.00% to 6.26%; dividend yields of 0.41% to 0.98%; volatility factors of the expected market price of the Company's common stock of
0.264 to 0.325; and a weighted-average expected life of the option of five years.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Given this method of amortization, the initial impact of applying SFAS No. 123 on pro forma net income and pro forma net income per share is not representative of the potential impact on pro forma amounts in future years, when the effect of the amortization from multiple awards would be reflected. The Company's pro forma information follows (in thousands except for net income per share information):

                                                           Year ended January 31
                                                          1998       1997       1996
------------------------------------------------------------------------------------
Pro forma net income                                  $ 13,549    $ 9,316    $ 5,208
Pro forma net income per share - assuming dilution    $   1.48    $  1.03    $   .58

A summary of the Company's stock option activity, and related information for the years ended January 31 follows:

                                                     1998                          1997                          1996
                                           ------------------------------------------------------------------------------------
                                                           Weighted-                     Weighted-                    Weighted-
                                                             Average                       Average                      Average
                                            Options         Exercise      Options         Exercise     Options         Exercise
                                            (000's)            Price      (000's)            Price      (000's)           Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           322,307         $    4.59      251,507        $    3.05      247,877        $   3.03
   Granted                                 209,375             16.59       70,800            10.06        3,630            4.68
   Exercised                               (24,350)             6.80           --            --              --           --
   Forfeited                                    --             --              --            --              --           --
                                           -------                        -------                      --------

Outstanding at end of year                 507,332              9.44      322,307             4.59      251,507            3.05
                                           =======                        =======                      ========
Exercisable at end of year                 350,909              8.20      148,853             3.03       98,552            3.01
Weighted-average fair value of
   options granted during the year         $  5.92                        $  3.47                      $   1.82

The data included in the above table has been retroactively adjusted, if applicable, for the stock split and stock dividends.

Exercise prices for options outstanding as of January 31, 1998 ranged from $3.02 to $24.25. The weighted-average remaining contractual life of those options is five years.

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($33.33 as adjusted for the stock split), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (300,000 shares as adjusted by the stock split) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

7. PROVISION FOR INCOME TAXES

The Company utilizes the liability method to determine the provision for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

                                                      January 31
                                           1998         1997         1996
-------------------------------------------------------------------------
Statutory                                 35.0%        34.0%        34.0%
State taxes (net of federal tax)           2.9          2.4          1.5
Nondeductible expenses                      .8          1.6          2.5
                                          ------------------------------
                                          38.7%        38.0%        38.0%
                                          ==============================

Significant components of the provision for income taxes (in thousands) are as follows:

                                                    January 31
                                      1998               1997               1996
--------------------------------------------------------------------------------
Current:
   Federal                          $7,336             $4,910             $2,121
   State                             1,191                741                288
                                    --------------------------------------------
                                     8,527              5,651              2,409
Deferred:
   Federal                             222                 66                694
   State                                 3                 12                101
                                    --------------------------------------------
                                       225                 77                795
                                    --------------------------------------------
                                    $8,752             $5,728             $3,204
                                    ============================================

Significant components of the provision for income taxes (in thousands) are as follows:


                                                                January 31
                                                          1998              1997
--------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts                     $    41           $    40
   Accrued vacation and sick leave                         630               613
   Retirement plans                                      1,656             1,430
   Insurance reserves                                      418               419
   Inventory                                               204               407
                                                       -------------------------
                                                         2,949             2,909
Deferred tax liabilities:
   Tax in excess of book depreciation                    2,929             2,569
   Other                                                    25               120
                                                       -------------------------
                                                         2,954             2,689
                                                       -------------------------
Net deferred tax (liability) asset                     $    (5)          $   220
                                                       =========================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. COMMITMENTS

The Company has long-term leases on real property and equipment which expire at various dates. Certain of the leases contain renewal and purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 1998 are as follows:

Year ending January 31
--------------------------------------------------------------------------------
1999                                                                    $ 7,329
2000                                                                      5,563
2001                                                                      4,993
2002                                                                      4,195
2003                                                                      3,924
Thereafter                                                                6,116
                                                                        -------
                                                                        $32,120
                                                                        =======

Rent expense relating to operating leases was as follows (in thousands):

Year ending January 31
--------------------------------------------------------------------------------
1998                                                                    $ 8,255
1997                                                                      7,849
1996                                                                      7,545

The Company leases machinery and equipment from GECC under a ten year true tax lease arrangement. Total amount of machinery and equipment leased for 1997, 1996 and 1995 was $1,090,000, $60,000 and $2,200,000, respectively. The Company has the option of buying out the leases three years into the lease period.

Minimum future lease receipts (in thousands) for leases relating to properties owned or subleased as of January 31, 1998, are as follows:

Year ending January 31
--------------------------------------------------------------------------------
1999                                                                     $ 1,167
2000                                                                       1,126
2001                                                                         378
2002                                                                         378
2003                                                                         378
Thereafter                                                                 2,930
                                                                         -------
                                                                         $ 6,357
                                                                         =======

9. CONTINGENCIES

The Company and other furniture manufacturers are subject to federal, state and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. The Company has expended, and may be expected to expend, significant amounts for the investigation of environmental conditions, installation of environmental control equipment and remediation of environmental contamination.

In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions, and may be required to take certain corrective action prior or pursuant to any such disposition. At January 31, 1998 and 1997, there are no required reserves for environmental contingencies and the Company does not expect the cost of any such corrective action to have a significant effect on the Company's financial position, results of operations, or upon the net realizable value of assets. The Company carries no insurance for environmental liabilities. The Company has not incurred any material costs for any corrective actions in 1997, 1996 and 1995.

The Company has a self-insured retention for product and general liability losses up to $100,000 per occurrence. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $30,000,000. The Company has obtained an actuarial estimate of, and recorded the net present value of its total expected future losses for liability claims ($2.2 million before discount, $1.7 million after discount at January 31, 1998), based upon the Company's estimated payout period of four years using a 10% discount rate.

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

The Company has received a $621,000 claim from the General Services Administration regarding price reductions relating to $6,400,000 of sales made during the period August 1984 through June 1987. The Company has established a reserve to cover any ultimate liability under this claim. It is the opinion of management that the ultimate payment, if any, under this claim will not materially affect the Company's financial position, results of operations or cash flows.

10. FOREIGN OPERATION

In May 1997, the Company decided to shut down its Mexico manufacturing facility. Subsequently, the Company sold a majority of the assets of the Mexican facility on October 8, 1997. The facility ceased operations on October 20, 1997. Total revenues of this operation, consisting primarily of transfers between geographic areas of the Company, were $5,389,000, $11,735,000 and $30,042,000 for the years ended January 31, 1998, 1997 and 1996, respectively. The production requirements from this facility were transferred to the Torrance, CA, and Conway, AR, manufacturing plants. As of January 31, 1998, all 550 employees were terminated. The Company incurred $2,970,000 in connection with the shutdown of the facility. The primary component of this amount is related to severance benefits paid to the employees in accordance with Mexican law.

11. ASSETS HELD FOR SALE

A manufacturing facility in North Carolina which is being used to warehouse finished goods is currently held for sale. The net book value of this property was $1,087,000 and $1,174,000 at January 31, 1998 and 1997, respectively, and is classified as a non current asset in the consolidated balance sheets. Subsequent to January 31, 1998, the Company has reached an agreement to dispose of its North Carolina facility subject to certain terms and contingencies. The overall terms would have no material impact on the Company's earnings for 1998 or beyond.

12. QUARTERLY RESULTS (UNAUDITED)

The Company's quarterly results for the years ended January 31, 1998 and 1997 are summarized as follows (in thousands, except per share data):

                                         First          Second            Third          Fourth
                                       Quarter          Quarter         Quarter         Quarter
-----------------------------------------------------------------------------------------------
Year ended January 31, 1998:
   Net sales                          $ 40,958         $ 83,809        $ 87,239        $ 46,188
   Gross profit                         13,201           26,992          28,433          14,705
   Net income                              499            4,228           6,765           2,360
   Net income per share                    .06              .46             .74             .26
Year ended January 31, 1997:
   Net sales                          $ 36,745         $ 72,538        $ 79,834        $ 47,160
   Gross profit                          9,379           21,106          25,032          14,467
   Net income (loss)                    (1,439)           3,348           5,097           2,320
   Net income (loss) per share            (.16)             .37             .57             .26

Net income (loss) per share has been adjusted to reflect a 3 for 2 stock split declared in August 1997 and 10% stock dividends declared in August 1996.