Form 10-K405, Exhibit 13
period 2000-01-31
VIRCO MFG CORPORATION
filed 2000-05-01
CIK 751365

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                           January 31
in thousands except per share data              1999            1998          1997          1996           1995
------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                     $   266,641   $   273,620   $   258,194   $   236,277   $   224,349
Net income
    Continuing operations                     $    10,166   $    17,630   $    13,852   $     9,326   $     5,209
Net income per share*
    Continuing operations                     $      0.96   $      1.60   $      1.25   $      0.85   $      0.48
Average number of shares outstanding           10,583,417    11,048,486    11,049,404    10,898,776    10,844,152
    Dividends declared per share
       adjusted for 10% stock dividend
           Cash                               $      0.08   $      0.07   $      0.06   $      0.06   $      0.02
OTHER FINANCIAL DATA
   Total assets                               $   190,863   $   151,380   $   122,015   $   118,020   $   119,225
   Working capital                                 51,423        47,405        43,784        45,099        51,320
   Current ratio                                    2.3/1         2.4/1         2.5/1         2.6/1         3.2/1
   Total long-term obligations                     53,995        25,690        13,512        25,396        39,900
   Stockholders' equity                            93,834        88,923        77,077        63,921        55,386
   Shares outstanding at year-end***           10,330,476    10,608,320    10,753,020    10,719,927    10,719,927
   Stockholders' equity per share**                  9.08          8.38          7.17          5.96          5.17

------------------------------------------------------------------------------------------------------------------

* Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and 3 for 2 stock split.

** Based on number of shares outstanding at year-end after giving effect for stock dividends and 3 for 2 stock split.

***  Adjusted for stock dividends and 3 for 2 stock split.

FINANCIAL HIGHLIGHTS

                                                                                                 January 31
in thousands, except per share data          1999          1998         1997           1996         1995
------------------------------------------------------------------------------------------------------------
Summary of Operations

Net sales - continuing operations           $266,641      $273,620      $258,194      $236,277      $224,349

Net income
   Continuing operations                      10,166        17,630        13,852         9,326         5,209
   Discontinued operations                      --            --            --            --            --
   Change in accounting methods                 --            --            --            --            --
                                            -----------------------------------------------------------------
                                              10,166        17,630        13,852         9,326         5,209
                                            -----------------------------------------------------------------
Net income per share*                       $   0.96      $   1.60      $   1.25      $   0.85      $   0.48
Stockholder's equity                          93,834        88,923        77,077        63,921        55,386
Stockholder's equity per share**                9.08          8.38          7.17          5.96          5.17




in thousands, except per share data          1994          1993           1992           1991           1990
----------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales - continuing operations       $ 215,659      $ 205,629       $ 191,324       $ 187,384       $ 189,393

Net income
   Continuing operations                    5,001          4,302           3,827           3,453           2,536
   Discontinued operations                   --             --              (668)           (347)           (337)
   Change in accounting methods              --             (275)           --              --              --
                                        ------------------------------------------------------------------------
                                            5,001          4,027           3,159           3,106           2,199
                                        ------------------------------------------------------------------------
Net income per share*                   $    0.46      $    0.38       $    0.29       $    0.29       $    0.20
Stockholder's equity                       50,466         45,637          41,937          39,164          36,206
Stockholder's equity per share**             4.72           4.26            3.92            3.66            3.38


* Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and 3 for 2 stock split.

** Based on number of shares outstanding at year-end giving effect for stock dividends and 3 for 2 stock split.

MANAGEMENT'S STATEMENT

The financial statements of Virco Mfg. Corporation were prepared by management, which is responsible for the integrity and objectivity of the data presented, including amounts that must necessarily be based on judgments and estimates. The statements were prepared in conformity with accounting principles generally accepted in the United States, and in situations where acceptable alternative accounting principles exist, management selected the method that was most appropriate in the circumstances.

Virco depends upon the Corporation's system of internal controls in meeting its responsibilities for reliable financial statements. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these controls.

The financial statements have been audited by our independent auditors, Ernst & Young LLP. The independent auditors provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain and maintain an understanding of Virco's accounting and financial controls, and conduct such tests and procedures, as they deem necessary to arrive at an opinion on the fairness of the financial statements.

The Audit Committee of the Board of Directors, which is composed primarily of Directors from outside the Company, maintain an ongoing appraisal of the effectiveness of audits and the independence of the auditors. The Committee meets periodically with the auditors and management. The independent auditors have free access to the Committee, without management present, to discuss the results of their audit work and their opinions on the adequacy of internal financial controls and the quality of financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

REVENUE AND INCOME

1999 vs. 1998

For the year ended January 31, 2000, sales declined 2.6% to $266,600,000, compared to $273,600,000 for the same period last year. The Company believes two factors have contributed to the decline in sales. First, the Company experienced some very aggressive price competition from regional competitors that resulted in a slight reduction in year-to-date educational sales. Second, sales and orders of commercial furniture declined as a result the Company's strategic decision to reduce sales to mass merchandisers. This decision, which was initiated in 1995, is now substantially complete. The Company does not anticipate further significant impact on sales volume relating to this market segment. The reduction in sales to mass merchandisers have been partially offset by increases in sales to hospitality markets, convention centers, churches, and the Government Services Administration. The Company continues to believe that its long-term interests will be served by avoiding the low-margin mass merchandising commodity business by emphasizing higher margin products and customers. For 1999, the Company continued to be more selective and more disciplined in what business it pursued in terms of product mix, customer mix and pricing in order to emphasize profitable business rather than pursue sales volume increase. As the Company has grown in more profitable markets and products, we have reduced our business in certain commodity type products, which typically generate lower profit margins. With the expansion of the Company's Conway, Arkansas manufacturing and distribution facility, it will allow the Company to more aggressively pursue sales growth into these more profitable markets.

Education sales, which are primarily composed of sales to publicly funded K-12 schools and represents 63% of corporate revenues, decreased slightly by $1,400,000 to $166,800,000 from $168,200,000 in the prior year. Sales of our newer computer furniture, our line of Core-a-Gator lightweight tables and mobile tables improved, but were offset by reductions in some of our older product lines.

Commercial sales, which include private schools, pre-schools, churches and church affiliated schools, convention centers, federal and county and city agencies, furniture distributors, retailers and catalog retailers, represents 37% of corporate revenues and decreased by $5,600,000 to $99,800,000 from $105,400,000 in the prior year. Commercial sales have been affected more significantly by our efforts to reduce sales to mass merchandisers. The reduction in business to mass merchants is partially offset by an increase in sales in other markets. Sales of our Core-a-Gator lightweight table, the breadth of our product line for target niche markets, and the continuing success of our Quick Ship stocking program favorably affected sales for the other commercial sales channels.

Gross profits for the year ended January 31, 2000, as a percent of sales, were comparable to the prior year. During 1999, the Company incurred increased overhead costs related to the start up of the new factory in Conway, Arkansas. These increased overhead costs were offset by a more favorable product mix and stable material costs.

Selling, general and administrative expense for the year ended January 31, 2000 increased both in total dollars and as a percentage of sales compared to the same period last year. The increase in selling, general and administrative expense was partially attributable to product mix. The reduction in mass merchant business, which was typically sold FOB factory, has been replaced in part by sales to commercial customers, which frequently include freight and installation. In addition, the inefficiencies related to the plant start up mentioned above, combined with the concurrent go live of the SAP system contributed to some additional costs incurred in the delivery and installation of furniture. The Company has also incurred additional selling expenses relating to increased direct sales representatives and product development expenses. The increase in general and administration expense was primarily attributable to an increase in depreciation expense, system maintenance services, training costs and other expenses relating to the implementation of an SAP Enterprise Resources Planning System.

Interest expense increased by $1,300,000 for the year ended January 31, 2000 compared to the same period last year. The increase was attributable to a higher average borrowing balance offset by interest capitalized relating to assets under construction.

1998 vs. 1997

Net sales from operations increased to $273,600,000 for fiscal 1998, compared to $258,200,000 for fiscal 1997. Roughly two thirds of this increase were attributable to volume and one third attributable to price. This modest increase in sales was attained by a continuation of practices, which have been followed for the last several years. The Company continued to be more selective and more disciplined in what business it pursues in terms of product mix, customer mix and pricing in order to emphasize profitable business. As the Company has grown in certain more profitable markets and products, we reduced our business in certain commodity type products, which generate lower profit margins. The results of the 1998 fiscal year reflected these efforts.

Education sales, which were composed of sales to publicly funded K-12 schools and represented 61% of corporate revenues, increased by $12,700,000 to $168,200,000 from $155,500,000. Sales of our newer computer furniture, our line of Core-a-Gator lightweight tables, mobile cabinets and mobile tables improved, offset by reductions in some of our older product lines. The gross margin in the newer product lines is typically greater than sales of the older lines, which explained a portion of our improvement in gross margin as a percentage of sales. In the fourth quarter of 1998, the Company hired several sales representatives to call directly upon the college and university markets. The impact of these representatives was a slight increase in selling expenses in the fourth quarter, with no significant impact on sales volume. During the fourth quarter of 1997, the Company terminated relationships with several major educational dealers, which represented nearly 15% of educational sales, and hired additional direct sales representatives to cover the affected territories. The net impact of this change in 1998 was that sales in the affected territories were approximately level and the Company realized larger margins on these sales offset in large part by increased selling expenses. While the impact in the first year of this change was largely neutral, the Company has historically improved market penetration and profitability in territories where it has gone direct. A result of terminating several dealer relationships combined with an overall trend in the nation's schools where school districts are closing their warehouses and requiring delivery direct to the school site, was that sales are becoming even more seasonal, with sales becoming more concentrated in July, August and September.

Commercial sales, which include private schools, pre-schools, churches and church affiliated schools, convention centers, federal and county and city agencies, furniture distributors, retailers and catalog retailers, represented 39% of corporate revenues and increased by $2,700,000 to $105,400,000 from $102,700,000 in the prior year. Commercial sales have been affected more significantly by our efforts to improve margins. As the Company has increased sales of more profitable product, we have reduced our business with mass merchants and smaller distributors. Sales of our Core-a-Gator lightweight table, the breadth of our product line for target niche markets, and the continuing success of our Quick Ship stocking program favorably affected sales for the other commercial sales channels.

The $15,400,000 increase in sales provided an additional $9,735,000 of gross margin. As discussed above, the increase in sales of higher margin newer products, combined with increased discipline in our pricing to support improved margins contributed to the increase in gross margin. In addition, material costs were stable and for some items slightly reduced in 1998 compared to 1997. Selling, general, and administrative expenses increased over the prior year, and as a percentage of sales, increased slightly.

OTHER OPERATING ACTIVITIES

In August 1997, the Board of Directors authorized an expansion and re-configuration of the Conway, Arkansas manufacturing facility. In late 1997 and early 1998, the Company acquired approximately 100 acres of land in Conway, which will support up to 1,700,000 sq. ft. of manufacturing, warehousing, office, and showroom facilities. Phase one of the project consisted of a 400,000 sq. ft. manufacturing plant and was completed in March 1999. This plant replaced an existing 150,000 sq. ft. manufacturing facility, providing an additional 250,000 sq. ft., which was earmarked for new manufacturing processes to support our product development efforts as well as support future growth in sales. This plant utilizes a manufacturing cell concept, which has proven successful in our Torrance, California manufacturing facility. This new manufacturing facility contains new equipment, which is selected to improve manufacturing efficiency and flexibility as well as improve product quality. In March 1999, substantially all of the production equipment from the existing 150,000 sq. ft. facility were transferred to the new plant. New processes and equipment are being brought on line, as capacity and process requirement demand. The 150,000 sq. ft. facility, which is adjacent to the main factory in Conway, has been converted to a finished goods warehouse.

Phase two of our Conway project consists of an 800,000 sq. ft. warehouse and distribution facility. Construction on the first 400,000 sq. ft. segment began in March 1999 and was completed and fully operational in December 1999. The second 400,000 sq. ft. segment is under construction and is projected to be in operation by late May of 2000. This new warehouse and distribution facility will replace several leased facilities, which are scattered throughout the Conway vicinity. This new facility will allow all finished goods manufactured at Conway to be stored in one facility. This warehouse facility will be equipped with high-density storage systems, features over 70 dock doors dedicated to out-bound freight, and has substantial yard capacity for storing and staging trailers. The Company believes that this facility will substantially improve our ability to support increased sales during the peak delivery season and enhance the efficiency with which orders are filled.

On March 1, 1999, the Company went live with its newly implemented ERP system. As a result of this installation and implementation, the Company incurred additional support costs, and experienced some inefficiencies related to production scheduling, distribution and installation of furniture. The Company invested in additional training, and with a full year of experience using the new system, is beginning to realize the inherent benefits of our new SAP information platform. At the February 2000 annual sales meeting, the Company distributed laptop computers to our entire sales force to provide them with an efficient link between our factories and our customers. In the same meeting, the Company also unveiled its new business-to-business website designed to provide our sales force and existing customers with the ability to access the Company's ERP system through the Internet. This will greatly enhance the level of customer service and support. These significant advances would not have been possible on our old information platform.

At the end of January 31, 1999, the Company closed two of its distribution facilities. This leaves the Company with its main distribution facilities at the Torrance and Conway factories, and one satellite facility in Pennsylvania.

In 1994, the Board of Directors authorized the Company to investigate the possible sale of our Virsan, Mexico manufacturing facility. This action was taken in connection with our program of moving manufacturing operations into more automated facilities which are closer to our primary markets. In addition, this decision was consistent with the Company's efforts to reduce emphasis on the sale of high volume, low margin products to mass merchants, many of which were produced at this factory. In May 1997 the Company announced plans to close this facility. Later in 1997, the Company reached an agreement for the bulk sale of the assets. The Company recorded a provision for $2,970,000 during 1997. The provision is primarily composed of mandatory severance payments in accordance with Mexico law. Other components of the reserve include environmental remediation and other miscellaneous costs. The Company did not incur any significant costs related to the liquidation of this subsidiary in 1998 or 1999.


IMPACT OF THE YEAR 2000

The Company has queried significant suppliers and vendors that do not share information systems with the Company (external agents). To date, the Company is not aware of any external agent with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, of capital resources.

With regard to the Company's product line, the Company manufactures furniture, including furniture designed for computers. There is no software or hardware embedded in the furniture. Accordingly, the Company believes that there is no Year 2000 exposure for any products it has sold.

The Company utilized both internal and external resources to reprogram, replace, test and implement the software and operating equipment for the Year 2000. This includes costs to install and implement the SAP Enterprise Resource Planning System, which is expected to significantly enhance the Company's operating capabilities.

As of the date of this report, the Company has experienced no significant problems related to the Year 2000 issue. After extensive system verification and testing, all computerized information and process control systems are operating normally. The performance of critical customers and suppliers continues without notable change. Production and business activities are normal at all locations. The Company continues to monitor the status of its operations, suppliers and distribution channels to ensure no significant interruptions.


ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. The Company has expended, and can be expected to expend, significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment and remediation of environmental contamination.

Currently, the Company is self-insured for Product Liability losses up to $100,000 per occurrence. In prior years the Company has been self-insured for Workers Compensation, Automobile, Product and General Liability losses. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $30,000,000. In 1993, the Company initiated a program to reduce product liability losses and to more aggressively litigate product liability cases. This program has continued through 1999 and has resulted in reductions in litigated product liability cases. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations or cash flows.


INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates in the U.S. did not have a significant impact on the Company's operating results for the fiscal year just ended. Material costs were stable in 1999. The Company anticipates upward pressure on costs, particularly in the areas of transportation, raw materials and labor in the coming year. Total material costs for 2000, as a percentage of sales, could be slightly higher than in 1999. However, no assurance can be given that the Company will experience stable, modest or substantial increase in prices in 2000. The Company is working to control and reduce costs by improving production and distribution methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components.

The Company uses the LIFO method of accounting for inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. The Company has made significant fixed asset acquisitions during the last three fiscal years. The assets acquired will result in higher depreciation charges, but due to technological advances should result in operating cost savings. In addition, some depreciation charges will be offset by a reduction in lease expense.

The Company is also subject to interest rate risk related to its $38,700,000 borrowings at January 31, 2000 and any seasonal borrowings used to finance additional inventory and receivables during the summer. Fluctuating interest rates may adversely impact the Company's results of operations and cash flows for its variable rate bank borrowings. Subsequent to the year-end, the Company entered into an interest rate swap agreement with Wells Fargo Bank to reduce exposure due to changes in interest rates. The initial notional swap amount is $30,000,000 for the period February 22, 2000 through February 29, 2001. The notional swap amount then decreases to $20,000,000 until the end of the swap agreement, March 3, 2003. Under this agreement, interest is payable monthly at 7.23% plus a fluctuating margin of 1.25% to 1.50%.

LIQUIDITY

In January 2000, the Company renewed its loan facility with Wells Fargo Bank, extending the agreement to a three-year commitment. The line was increased to $80,000,000. The Company is currently obligated to pay commitment fees equal to 0.25% to 0.375% per annum on the unused amount of the credit facility. The credit facility includes certain restrictive financial and operating covenants. The terms of the facility are described in more detail in Note 3 of the notes to the consolidated financial statements. Major provisions of the agreement include that the line is uncollateralized and the interest rate is at prime. This facility also allows the Company the option to borrow under 30, 60, and 90 day fixed term rates at LIBOR plus 1.25% to 1.50%. The applicable LIBOR margin is adjusted quarterly based on the Company's funded debt to EBITDA ratio. Under the same agreement, there is also a letter of credit sub-feature, where the Company issues commercial and standby letters of credit. This loan facility is intentionally large enough to finance more production in the early part of the year to have adequate inventories available for the summer / fall educational delivery season.

In April 1998, the Board of Directors approved a stock buyback program giving authorization to buy back up to $5,000,000 of Company Stock. In January 1999, the Board increased the authorization to $7,000,000 and subsequently increased to $14,000,000. As of January 31, 2000 the Company had repurchased approximately 589,000 shares at a cost of approximately $10,097,000. The Company intends to continue buying back shares of Virco common stock as long as the Company feels the shares are undervalued and operating cash flow and borrowing capacity under the Wells Fargo line allows.

In 1997, the Company initiated two large capital projects, which had significant cash flow effects on the 1998 and 1999 fiscal years. The first project is the implementation of the SAP Enterprise Resource Planning system, initiated in October 1997. General Electric Capital Corporation (GECC) financed the initial portion of this project under a lease arrangement, which will be treated as a capital lease for book purposes and an operating lease for tax purposes. This arrangement allowed the Company to initiate the project in 1997 without violating the limitations on capital investment at the Torrance, California facility imposed by the Industrial Revenue Bond. As of January 31, 2000, the Company expended $13,000,000 relating to this project. Capital and training costs not funded by the lease are financed by cash flow from operations and from the loan facility with Wells Fargo Bank.

The second project is the expansion and re-configuration of the Conway, Arkansas manufacturing and distribution facility. During the fourth quarter of 1997 the Company expended approximately $1,200,000 to acquire roughly 70 acres of land for the expansion. In 1998, the Company expended approximately $20,600,000 to buy an additional 30 acres of land, initiate construction of a 400,000 sq. ft. manufacturing facility and to purchase production equipment for the Conway, Arkansas location. During 1999, the Company expended approximately $29,200,000 to complete the construction of the factory, purchase additional production equipment, construct and complete the first 400,000 sq. ft. segment of the planned 800,000 sq. ft. distribution facility, and initiate the construction of the second 400,000 sq. ft. segment of that facility. In addition, approximately $8,800,000 worth of equipment was leased from General Electric Capital Corporation (GECC) under operating leases. The balance of the cash required was provided by the loan facility with Wells Fargo Bank and by operating cash flow. In addition to these capital expenditures, it is likely that the Company will identify additional production equipment needs in the manufacturing facilities. These capital expenditures will be financed out of operating cash flow and by the expanded line of credit with Wells Fargo Bank. In the coming fiscal year, the Company anticipates to incur approximately $6,000,000 to complete the new distribution facility and acquire material handling and storage equipment.

Subsequent to the year ended January 31, 2000, the Company entered into an agreement to sell its 200,000 sq. ft. warehouse located on 8.5 acres of land in Torrance, California. This sale transaction closed as of April 20, 2000. The Company received approximately $9,500,000 in cash and will record a pre-tax gain of approximately $7,900,000 on disposition.

In the second quarter of 1998, the Company sold the manufacturing facility in Southern Pines, North Carolina. This sale generated approximately $945,000 in cash and resulted in a $128,000 loss on disposition.

In 1997, the sale of production equipment and real property of the Company's Mexico manufacturing facility generated an additional $2,210,000 of cash, offset by closing costs incurred related to the shutdown.

Management believes cash generated from operations and raised from the previously described sources will be adequate to meet its capital requirements in the short term.


FINANCIAL STRATEGY

Virco's financial strategy is to continue to increase levels of profitability by targeting specific profitable market segments for future growth, developing new products for those target markets, acquisition of automated production equipment and new production technologies, development of distribution techniques and facilities, and continual reassessment of the manufacturing and distribution capacity needed to meet future demand. This continual assessment of production capacity led to a significant expansion of our Conway, Arkansas production facility in 1997, the 1994 move from the Los Angeles, California plant to a larger, more automated facility in Torrance, California and the shutdown of the manufacturing subsidiary in Mexico in 1997.

The Company has not provided an allowance against the deferred tax assets recorded in the financial statements. The Company has a net deferred tax liability of $3,160,000 at January 31, 2000. The deferred tax asset represents approximately 8% of current pre-tax earnings. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

The Company discounts the pension obligations under the Virco Employees Retirement Plan and the Virco Important Performers Plan (VIP) utilizing an 8% discount rate. Although the Company does not anticipate any change in this rate in the coming year, any such change would not have a significant effect on the Company's financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to stockholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "anticipates," "expects," "will continue," "estimates," "projects," or similar expressions are intended to identify forward-looking statements within the meaning of the

Private Securities Litigation Reform Act of 1995. The results contemplated by the Company's forward-looking statements are subject to certain risks and uncertainties that could cause actual results to vary materially from anticipated results, including without limitation, material costs, demand for the Company's products and competitive conditions affecting selling prices and margins.

ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The new rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company is considering the effects these changes make and will implement any changes to its plans as deemed appropriate.

In December 1999, Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company does not believe that this SAB results in any material change to its revenue recognition policies.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and for Hedging Activities." SFAS 133 requires derivatives to be recorded on the balance sheet at fair value and establishes special accounting for the following three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investments in foreign operations. The accounting treatment and criteria for each of the three types of hedges is unique. Changes in fair value of derivatives that do not meet the criteria of one of these three categories of hedges would be included in income. SFAS 133 was amended by SFAS 137, which delayed its effective date. The Company does not believe that adopting this standard will have a material effect on its financial position, results of operations and cash flows. Currently, the Company does not anticipate adopting this standard before February 1, 2001.

                         Report of Independent Auditors

The Board of Directors and Stockholders
Virco Mfg. Corporation

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                        /s/ ERNST & YOUNG LLP


Long Beach, California
March 17, 2000

                             Virco Mfg. Corporation

                           Consolidated Balance Sheets
                      (In thousands, except per share data)



                                                                    JANUARY 31
                                                                2000          1999
                                                              ----------------------
ASSETS

Current assets:
  Cash                                                        $  1,072      $  1,086
  Trade accounts receivable (less allowance for doubtful
    accounts of $200 in 2000 and 1999)                          26,457        30,465
  Other receivables                                                927           308

  Inventories:
    Finished goods                                              35,795        32,211
    Work in process                                              9,260         6,713
    Raw materials and supplies                                  12,003         9,544
                                                              ----------------------
                                                                57,058        48,468

  Income taxes receivable                                        1,753            --
  Prepaid expenses and other current assets                      1,288           942
  Deferred income taxes                                          1,371         1,239
                                                              ----------------------
Total current assets                                            89,926        82,508

Property, plant and equipment:
  Land and land improvements                                     4,871         4,633
  Buildings                                                     43,240        22,229
  Machinery and equipment                                       87,238        72,296
  Leasehold improvements                                           966           877
                                                              ----------------------
                                                               136,315       100,035
  Less accumulated depreciation and amortization                48,378        40,715
                                                              ----------------------
Net property, plant and equipment                               87,937        59,320

Other assets                                                    13,000         9,552
                                                              ----------------------
Total assets                                                  $190,863      $151,380
                                                              ======================


                                                                          JANUARY 31
                                                                     2000            1999
                                                                  -------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Checks released but not yet cleared bank                        $   4,786       $   4,670
  Accounts payable                                                   19,749          14,398
  Accrued compensation and employee benefits                         10,333           9,156
  Current portion of long-term debt                                   1,998           2,354
  Income taxes payable                                                   --             803
  Other accrued liabilities                                           1,637           3,722
                                                                  -------------------------
Total current liabilities                                            38,503          35,103

Noncurrent liabilities:
  Accrued self-insurance retention                                    2,560           1,329
  Accrued pension expenses                                            5,408           3,017
  Long-term debt, less current portion                               46,027          21,344
                                                                  -------------------------
Total noncurrent liabilities                                         53,995          25,690

Deferred income taxes                                                 4,531           1,664
Commitments and Contingencies

Stockholders' equity:
  Preferred stock:
    Authorized 3,000,000 shares, $.01 par value;
      none issued or outstanding                                         --              --
  Common stock:
    Authorized 25,000,000 shares, $.01 par value; issued
      10,952,350 shares in 2000 and 9,945,014 shares in 1999            110             100
  Additional paid-in capital                                         84,635          68,361
  Retained earnings                                                  20,242          26,928
  Less treasury stock at cost (621,874 shares in 2000 and
    301,087 shares in 1999)                                         (10,692)         (5,814)
  Less unearned ESOP shares                                             (41)           (246)
  Less accumulated comprehensive loss                                  (420)           (406)
                                                                  -------------------------
Total stockholders' equity                                           93,834          88,923
                                                                  -------------------------
Total liabilities and stockholders' equity                        $ 190,863       $ 151,380
                                                                  =========================

See accompanying notes.

                             Virco Mfg. Corporation

                        Consolidated Statements of Income
                      (In thousands, except per share data)


                                                         YEAR ENDED JANUARY 31
                                                    2000          1999          1998
                                                  ------------------------------------
Net sales                                         $266,641      $273,620      $258,194
Costs of goods sold                                175,247       180,554       174,863
                                                  ------------------------------------
Gross profit                                        91,394        93,066        83,331

Selling, general and administrative expenses        71,922        62,363        55,366
Provision for doubtful accounts                        188           530           119
Provision for plant shutdown                             -             -         2,970
Interest expense, net                                2,385         1,111         1,794
Other expense                                          206           160           478
                                                  ------------------------------------
Income before income taxes                          16,693        28,902        22,604
Provision for income taxes                           6,527        11,272         8,752
                                                  ------------------------------------
Net income                                        $ 10,166      $ 17,630      $ 13,852
                                                  ====================================


Net income per share                              $    .97      $   1.63      $   1.29

Net income per share - assuming dilution          $    .96      $   1.60      $   1.25


See accompanying notes.

                             Virco Mfg. Corporation
                 Consolidated Statements of Stockholders' Equity
                    (In thousands, except per share amounts)




                                                Common Stock             Additional
                                        ---------------------------        Paid-In          Retained        Comprehensive
                                          Shares           Amount          Capital           Earnings          Income
                                        ---------------------------------------------------------------------------------
Balance at January 31, 1997              5,906,296       $        59      $    50,104      $    14,251                --
  Net income                                    --                --                            13,852       $    13,852
  Minimum pension liability, net
    of tax                                      --                --               --               --              (204)
                                                                                                             -----------
  Comprehensive income                                                                                       $    13,648
                                                                                                             ===========
  Unearned ESOP shares                          --                --               --               --
  Stock issued under option plans           20,600                --              197               --
  Stock split (3 for 2)                  2,959,898                30               --              (30)
  Cash dividends                                --                --               --             (650)
                                        ---------------------------------------------------------------------------------
Balance at January 31, 1998              8,886,794                89           50,301           27,423
  Net income                                    --                --               --           17,630       $    17,630
  Minimum pension liability, net
    of tax                                      --                --               --               --              (158)
                                                                                                             -----------
  Comprehensive income                                                                                       $    17,472
                                                                                                             ===========
  Unearned ESOP shares                          --                --               --               --
  Stock issued under option plans          134,180                 2              690               --
  Stock dividend (10%)                     891,213                 9           17,370          (17,379)
  Cash dividends                                --                --               --             (746)
  Purchase of treasury stock              (268,260)               --               --               --
                                        ---------------------------------------------------------------------------------
Balance at January 31, 1999              9,643,927               100           68,361           26,928
  Net income                                    --                --               --           10,166       $    10,166
  Minimum pension liability, net
    of tax                                      --                --               --               --               (14)
                                                                                                             -----------
  Comprehensive income                                                                                       $    10,152
                                                                                                             ===========
  Unearned ESOP shares                          --                --               --               --
  Stock issued under option plans           33,261                 1              232               --
  Stock dividend (10%)                     947,704                 9           16,042          (16,052)
  Cash dividends                                --                --               --             (800)
  Purchase of treasury stock              (294,416)               --               --               --
                                        --------------------------------------------------------------------------------
Balance at January 31, 2000             10,330,476       $       110      $    84,635      $    20,242
                                        ================================================================================


                                                                           Accumulated
                                         Treasury          ESOP           Comprehensive
                                          Stock            Trust              Loss             Total
                                       -----------------------------------------------------------------
Balance at January 31, 1997            $      (172)      $      (277)      $       (44)      $    63,921
  Net income                                    --                --                --            13,852
  Minimum pension liability, net
    of tax                                      --                --              (204)             (204)

  Comprehensive income

  Unearned ESOP shares                          --               (39)               --               (39)
  Stock issued under option plans               --                --                --               197
  Stock split (3 for 2)                         --                --                --                --
  Cash dividends                                --                --                --              (650)
                                       -----------------------------------------------------------------
Balance at January 31, 1998                   (172)             (316)             (248)           77,077
  Net income                                    --                --                --            17,630
  Minimum pension liability, net
    of tax                                      --                --              (158)             (158)

  Comprehensive income

  Unearned ESOP shares                          --                70                --                70
  Stock issued under option plans             (298)               --                --               394
  Stock dividend (10%)                          --                --                --                --
  Cash dividends                                --                --                --              (746)
  Purchase of treasury stock                (5,344)               --                --            (5,344)
                                       -----------------------------------------------------------------
Balance at January 31, 1999                 (5,814)             (246)             (406)           88,923
  Net income                                    --                --                --            10,166
  Minimum pension liability, net
    of tax                                      --                --               (14)              (14)

  Comprehensive income

  Unearned ESOP shares                          --               205                --               205
  Stock issued under option plans               --                --                --               232
  Stock dividend (10%)                          --                --                --                --
  Cash dividends                                --                --                --              (800)
  Purchase of treasury stock                (4,878)               --                --            (4,878)
                                       -----------------------------------------------------------------
Balance at January 31, 2000            $   (10,692)      $       (41)      $      (420)      $    93,834
                                       =================================================================



See accompanying notes.

                             Virco Mfg. Corporation

                      Consolidated Statements of Cash Flows
                      (In thousands, except per share data)


                                                                 YEAR ENDED JANUARY 31
                                                           2000           1999           1998
                                                         --------------------------------------
OPERATING ACTIVITIES
Net income                                               $ 10,166       $ 17,630       $ 13,852
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                           9,993          7,132          7,110
    Provision for doubtful accounts                           188            530            119
    Loss (gain) on sale of property, plant and
      equipment                                               112            113           (575)
    Deferred income taxes                                   2,735            420            225
    Changes in assets and liabilities:
      Trade accounts receivable                             3,820         (5,292)        (1,182)
      Other receivables                                      (619)           831           (269)
      Inventories                                          (8,589)        (4,606)          (218)
      Income taxes                                         (2,557)           859           (372)
      Prepaid expenses and other current assets              (347)           311            225
      Accounts payable and accrued liabilities              8,182          5,493            667
      Other                                                (2,506)          (506)          (473)
                                                         --------------------------------------
Net cash provided by operating activities                  20,578         22,915         19,109

INVESTING ACTIVITIES
Capital expenditures                                      (38,849)       (28,142)       (10,701)
Proceeds from sale of property, plant and equipment           128            945          2,275
Net investment in life insurance                             (956)        (1,024)          (760)
Restricted short-term investments                              --             --            660
                                                         --------------------------------------
Net cash used in investing activities                     (39,677)       (28,221)        (8,526)

                             Virco Mfg. Corporation

                      (In thousands, except per share data)



                                                              YEAR ENDED JANUARY 31
                                                          2000         1999         1998
                                                       ------------------------------------
FINANCING ACTIVITIES
Dividends paid                                         $     (800)  $     (746)  $     (650)
Issuance of long-term debt                                 26,794       13,109        3,067
Repayment of long-term debt                                (2,468)      (2,312)     (12,659)
Issuance of common stock                                      232          394          197
Purchase of treasury stock                                 (4,878)      (5,344)           -
ESOP loan                                                     205           70          (39)
                                                       ------------------------------------
Net cash provided by (used in) financing activities        19,085        5,171      (10,084)
                                                       ------------------------------------
Net (decrease) increase in cash                               (14)        (135)         499
Cash at beginning of year                                   1,086        1,221          722
                                                       ------------------------------------
Cash at end of year                                    $    1,072   $    1,086   $    1,221
                                                       ====================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest, net of amounts capitalized                 $    2,277   $    2,069   $    1,911
  Income taxes                                              6,416       10,106        9,021


See accompanying notes.

                             Virco Mfg. Corporation

                   Notes to Consolidated Financial Statements

                                January 31, 2000




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Virco Mfg. Corporation, which operates in one business segment, is engaged in the design, production and distribution of quality furniture for the commercial and education markets. Fifty years of manufacturing has resulted in a wide product range. Major products include student desks, computer stations, chairs, activity tables, folding chairs and folding tables. The Company manufactures its products in Torrance, California, and Conway, Arkansas, for sale primarily in the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1998 and 1997 information to conform to the 1999 presentation.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company's credit risk. No customers exceeded 10% of the Company's sales for each of the three years in the period ended January 31, 2000. Foreign sales were less than 5% for each of the three years in the period ended January 31, 2000.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method of valuation for the material content of inventories and the first-in, first-out (FIFO) method for labor and overhead.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Interest costs, amounting to $1,461,000, $375,000 and $120,000 for the years ended January 31, 2000, 1999 and 1998, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software developed for its own use. Such costs are amortized over three to seven years from the date the software becomes operational. The net book value of capitalized software was $11,492,000 and $4,306,000 at January 31, 2000 and 1999, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

An impairment loss is recognized in the event facts and circumstances indicate the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on the excess of the carrying amount of the impaired asset over the fair value. Generally, fair value represents the Company's expected future cash flows from the use of an asset or group of assets, discounted at a rate commensurate with the risks involved.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the dilution effect of convertible securities.


                                                      2000             1999             1998
                                                  -----------      -----------      -----------
Numerator:
  Net income                                      $10,166,000      $17,630,000      $13,852,000
                                                  ===========      ===========      ===========

Denominator:
  Denominator for basic earnings
    per share - weighted-average shares            10,436,964       10,821,509       10,753,020

  Dilutive potential common shares                    146,453          226,977          296,384
                                                  -----------      -----------      -----------

  Denominator for diluted earnings per
    share - adjusted weighted-average shares
    and assumed conversions                        10,583,417       11,048,486       11,049,404
                                                  ===========      ===========      ===========

On August 17, 1999, the Company's Board of Directors authorized a 10% stock dividend payable on September 30, 1999, to stockholders of record as of September 3, 1999. This resulted in the issuance of 947,704 additional shares of common stock. All per share and weighted-average share amounts have been restated to reflect this stock dividend and any splits or dividends previously declared.

FOREIGN CURRENCY TRANSLATION

As is described more fully in Note 9, the Company discontinued its Mexican subsidiary operations. The "functional currency" for the financial statements of the Mexican subsidiary was the U.S. dollar. In accordance with SFAS No. 52, all non-monetary balance sheet accounts were remeasured using historical rates. Income statement amounts were remeasured using the average exchange rate in effect during the year. All re-measurement gains and losses were included in the consolidated statements of income. The effect on the statements of income of gains and losses was insignificant.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

Intangible assets, which consist principally of deferred pension assets and which are included in other non-current assets, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

ENVIRONMENTAL COSTS

Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs, which extend the useful life of assets are capitalized and amortized over the useful life of the assets.

ADVERTISING COSTS

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $3,775,000 in 1999, $3,535,000 in 1998 and $3,007,000 in 1997.

SELF-INSURANCE

The Company has a self-insured retention for general and product liability claims. Consulting actuaries assist the Company in determining its liability for the self-insured component of claims, which have been discounted to their net present value.

STOCK-BASED COMPENSATION PLANS

Stock-based compensation is recognized using the intrinsic-value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair-value method had been applied. The Financial Accounting Standards Board has issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The new rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company is considering the effects these changes make and will implement any changes to its plans as deemed appropriate.

                           Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise. In December 1999, Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company does not believe that this SAB results in any material change to its revenue recognition policies.

FISCAL YEAR END

Fiscal years 1999, 1998 and 1997, refer to the years ended January 31, 2000, 1999 and 1998, respectively.

FUTURE ACCOUNTING REQUIREMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and for Hedging Activities." SFAS 133 requires derivatives to be recorded on the balance sheet at fair value and establishes special accounting for the following three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investments in foreign operations. The accounting treatment and criteria for each of the three types of hedges is unique. Changes in fair value of derivatives that do not meet the criteria of one of these three categories of hedges would be included in income. SFAS 133 was amended by SFAS 137, which delayed its effective date. The Company does not believe that adopting this standard will have a material effect on its financial position, results of operations and cash flows. Currently, the Company does not anticipate adopting this standard before February 1, 2001.

                           Virco Mfg. Corporation

2. INVENTORIES

The current material cost for inventories exceeded LIFO cost by $2,462,000 and $2,808,000 at January 31, 2000 and 1999, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories increased income by $59,000, $8,000 and $29,000 in the years ended January 31, 2000, 1999 and 1998, respectively.

Details of inventory amounts, including the material portion of inventory which is valued at LIFO, at January 31, 2000 and 1999, are as follows (in thousands):


                                              JANUARY 31, 2000
                             ---------------------------------------------------
                              MATERIAL                    LABOR,
                             CONTENT AT     LIFO         OVERHEAD
                               FIFO        RESERVE       AND OTHER       TOTAL
                             ---------------------------------------------------
    Finished goods           $  19,954     $   (964)     $  16,805     $  35,795
    Work in process              5,017         (718)         4,961         9,260
    Raw materials and
      supplies                  12,783         (780)            --        12,003
                             ---------------------------------------------------
    Total                    $  37,754     $ (2,462)     $  21,766     $  57,058
                             ===================================================

                                              JANUARY 31, 1999
                             ---------------------------------------------------
                              MATERIAL                    LABOR,
                             CONTENT AT     LIFO         OVERHEAD
                               FIFO        RESERVE       AND OTHER       TOTAL
                             ---------------------------------------------------

    Finished goods           $  19,934     $ (1,800)     $  14,077     $  32,211
    Work in process              4,090         (393)         3,016         6,713
    Raw materials and
      supplies                  10,159         (615)            --         9,544
                             ---------------------------------------------------
    Total                    $  34,183     $ (2,808)     $  17,093     $  48,468
                             ===================================================

                           Virco Mfg. Corporation

3. NOTES PAYABLE

Outstanding balances (in thousands) for the Company's long-term debt were as follows:


                                                              JANUARY 31
                                                          2000         1999
                                                       -----------------------

Revolving credit line with Wells Fargo Bank (a)        $   38,739   $   11,944
IRB with the City of Torrance (b)                           5,037        5,892
Equipment credit line with GECC(c)                          2,779        3,932
Other                                                       1,470        1,930
                                                       -----------------------
                                                           48,025       23,698
Less current portion                                        1,998        2,354
                                                       -----------------------
                                                       $   46,027   $   21,344
                                                       =======================

Outstanding stand-by letters of credit                 $    5,481   $    5,852

    (a) A credit facility with Wells Fargo Bank, effective January 2000, provides an unsecured revolving line of credit of up to $80,000,000. This is a three-year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate (8.50% at January 31, 2000). The line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus a margin of 1.25% to 1.50%. Approximately $37,128,000 was available for borrowing as of January 31, 2000. On February 22, 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank. The initial notional swap amount is $30,000,000 for the period February 22, 2000 through February 29, 2001. The notional swap amount then decreases to $20,000,000 until the end of the swap agreement, March 3, 2003. The swap agreement is in consideration for a fixed rate at 7.23% plus a fluctuating margin of 1.25% to 1.50%.

    (b) Ten-year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

    (c) In October 1998, the Company entered into a credit agreement with General Electric Capital Corporation (GECC) to finance the initial portion of the new business information system. This is a four-year amortizing capital lease with principal and interest (approximately 7.5%) payable of $87,500 monthly. The Company has the option of buying out the lease three years into the lease period.

                           Virco Mfg. Corporation

3. NOTES PAYABLE (CONTINUED)

Long-term debt repayments for the next five years and thereafter are approximately as follows (in thousands):


Year ending January 31
----------------------
         2001                                                       $    1,998
         2002                                                            2,101
         2003                                                           40,791*
         2004                                                            2,078
         2005                                                            1,057
                                                                    ----------
                                                                    $   48,025
                                                                    ==========

    * The $38,739,000 due under Wells Fargo Bank's line of credit will be payable in the fiscal year ending January 31, 2003, if the agreement is not renewed. The Company intends to renew the agreement.

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 2000 and 1999, as the debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

The Company guarantees a $1,500,000 line of credit from Wells Fargo Bank to the Virco Employee Stock Ownership Plan (ESOP). At January 31, 2000 and 1999, $41,000 and $246,000, respectively, was outstanding under the line.

4. RETIREMENT PLANS

The Company and its subsidiaries cover all employees under a noncontributory defined benefit retirement plan, the Virco Employees' Retirement Plan (the
Plan). Benefits under the Plan are based on years of service and career average earnings. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Assets of the Plan are invested in common trust funds.

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The following table sets forth (in thousands) the funded status of the Plan at December 31, 1999 and 1998:


                                                            PENSION BENEFITS
                                                        -----------------------
                                                           1999         1998
                                                        -----------------------
Change in benefit obligation:
  Benefit obligation at beginning of year               $   10,603   $   10,151
  Service cost                                                 752          794
  Interest cost                                              1,091          765
  Plan amendments                                            2,992            -
  Actuarial loss                                             2,325           17
  Benefit paid                                              (1,847)      (1,124)
                                                        -----------------------
  Benefit obligation at end of year                     $   15,916   $   10,603
                                                        =======================

Change in plan assets:
  Fair value at beginning of year                       $    9,843   $    8,312
  Actual return on plan assets                               1,867        1,334
  Company contributions                                      1,794        1,321
  Benefits paid                                             (1,847)      (1,124)
                                                        -----------------------
  Fair value at end of year                             $   11,657   $    9,843
                                                        =======================

  Funded status of plan                                 $   (4,259)  $     (760)
  Unrecognized net transition amount                          (309)        (351)
  Unrecognized prior service cost                            2,698            -
  Unrecognized net actuarial loss                            2,991        1,724
  Accrual of minimum liability                              (3,399)           -
                                                        -----------------------
  Prepaid/(accrued) benefit cost                        $   (2,278)  $      613
                                                        =======================

Statements of financial position:
  Prepaid benefit cost                                  $       --   $      613
  Accrued benefit liability                                 (2,278)          --
  Intangible asset                                           2,698           --
  Accumulated other comprehensive income                       420           --
                                                        -----------------------
  Net amount recognized                                 $      840   $      613
                                                        =======================

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)


                                                            1999        1998
                                                        -------------------------
Weighted average assumptions:
  Discount rate                                              8.00%       8.00%
  Expected return on plan assets                             9.75%       9.75%
  Rate of compensation increase                              5.00%       5.00%

The total pension expense for the Plan (in thousands) included the following components:


                                                         DECEMBER 31
                                                1999        1998        1997
                                              -------------------------------
Components of net cost:
  Service cost                                $    752   $    794    $    740
  Interest cost                                  1,091        765         693
  Expected return on plan assets                  (936)      (818)       (698)
  Amortization of transition amount                (42)       (42)        (42)
  Amortization of prior service cost               294          -           -
  Recognized net actuarial loss                    128        134         140
                                              -------------------------------
  Benefit cost                                $  1,287   $    833    $    833
                                              ===============================

The Company also provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan is funded by a life insurance program. The cash surrender values of the policies funding the VIP Plan were $3,405,000 and $2,901,000 at January 31, 2000 and 1999, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The following table sets forth (in thousands) the funded status of the VIP Plan at January 31, 2000 and 1999:

                                                          NONQUALIFIED PENSION
                                                         -----------------------
                                                            1999         1998
                                                         -----------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                $    5,794   $    4,976
  Service cost                                                  296          212
  Interest cost                                                 254          426
  Plan amendments                                            (2,519)           -
  Actuarial loss                                                501          489
  Benefit paid                                                 (322)        (309)
                                                         -----------------------
  Benefit obligation at end of year                      $    4,004   $    5,794
                                                         =======================

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)


                                                          NONQUALIFIED PENSION
                                                        -----------------------
                                                           1999         1998
                                                        -----------------------
Change in plan assets:
  Company contributions                                        322          309
  Benefits paid                                               (322)        (309)
                                                        -----------------------
  Fair value at end of year                             $        0   $        0
                                                        =======================

  Funded status of plan                                 $   (4,004)  $   (5,794)
  Unrecognized net transition amount                             0           12
  Unrecognized prior service cost                           (2,037)         241
  Unrecognized net actuarial loss                            1,410        1,410
  Accrual of minimum liability                                   0         (997)
                                                        -----------------------
  Accrued benefit cost                                  $   (4,631)  $   (5,128)
                                                        =======================

Statements of financial position:
  Accrued benefit liability                             $   (4,631)  $   (5,128)
  Intangible asset                                               0          253
  Accumulated other comprehensive income                         0          406
                                                        -----------------------
  Net amount recognized                                 $   (4,631)  $   (4,469)
                                                        =======================

                                                           2000        1999
                                                        -----------------------
Weighted average assumptions:
  Discount rate                                             8.00%       8.00%
  Expected return on plan assets                            9.75%       9.75%
  Rate of compensation increase                             5.00%       5.00%

The total plan expense for the VIP retirement plan included the following components (in thousands):


                                                      DECEMBER 31
                                             1999        1998       1997
                                           --------------------------------
Components of net cost:
  Service cost                             $    296    $    212    $    332
  Interest cost                                 254         426         333
  Amortization of transition amount               0           4           4
  Amortization of prior service cost           (181)        111         118
  Recognized net actuarial loss                 369          65          45
                                           --------------------------------
  Benefit cost                             $    738    $    818    $    832
                                           ================================

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The Company's Employee Stock Ownership Plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. One of the four investment options is the Virco Stock Fund. Shares owned by the ESOP are held by the Plan Trustee, U.S. Trust Company of California. At January 31, 2000, the Plan held 506,022 shares of Virco Stock including 503,171 shares allocated to participants' accounts. Using the January 31, 2000 closing price of $12.56, the unallocated account has 2,851 shares valued at $35,817. At January 31, 2000, the Plan had borrowed $41,000 directly from Wells Fargo Bank. This loan is secured by the unallocated shares and guaranteed by Virco. Allocated shares held by the Trust are included in shares outstanding and the related dividends are charged to retained earnings. For the fiscal years ended January 31, 2000 and 1999, there was no employer match and therefore no compensation cost to the Company.

The Company provides current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Cash surrender values of these policies, which are included in other assets in the consolidated balance sheets, were $3,551,000 and $3,182,000 at January 31, 2000 and 1999, respectively.

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pretax basis. The total participant deferrals were $976,000 and $608,000 for the years ended January 31, 2000 and 1999, respectively.

The Company maintains a Rabbi Trust to hold assets related to the VIP Retirement Plan, the Dual Option Life Insurance Plan, and the Deferred Compensation Plan. Substantially all assets funding these Plans are held in the Rabbi Trust.

                             Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS

The Company's two stock plans are the 1997 Employee Incentive Plan (the 1997
Plan) and the 1993 Employee Incentive Stock Plan (the 1993 Plan). Under these stock plans, the Company may grant an aggregate of 1,075,968 shares (as adjusted for the stock split and stock dividends) to its employees in the form of stock options. Non-employee directors automatically receive a grant for options to purchase 1,000 shares of common stock on the first business day following each annual meeting of the Company's stockholders. As of January 31, 2000, 235,734 shares remain available for future grant. Options granted under the plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period. During the year, certain optionees satisfied the exercise price of their options by exchanging shares already owned rather than paying cash. As a result, 8,791 and 10,438 shares were recorded as treasury stock for the years ended January 31, 2000 and 1999, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following ranges of weighted-average assumptions: risk-free interest rates of 5.00% to 6.26%; dividend yield of 0.31% to 0.98%; volatility factor of the expected market price of the Company's common stock of
0.26 to 0.39; and a weighted-average expected life of the option of five years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma effect only takes into account options granted since January 1, 1993, and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The Company's pro forma information follows (in thousands except for net income per share information):


                                               YEAR ENDED JANUARY 31
                                          2000          1999          1998
                                        -----------------------------------

  Pro forma net income                  $  9,698     $ 17,401      $ 13,549
  Pro forma net income per share -
    assuming dilution                   $    .92     $   1.58      $   1.23

                           Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS (CONTINUED)

A summary of the Company's stock option activity, and related information for the years ended January 31 follows:


                                           2000                       1999                         1998
                                ----------------------------------------------------------------------------------
                                                 WEIGHTED-                  WEIGHTED-                    WEIGHTED-
                                                 AVERAGE                     AVERAGE                      AVERAGE
                                                 EXERCISE                   EXERCISE                     EXERCISE
                                  OPTIONS         PRICE       OPTIONS         PRICE         OPTIONS        PRICE
                                ----------------------------------------------------------------------------------

Outstanding at beginning          511,317       $  10.25       610,241       $   7.80       389,991       $   3.79
  of year
    Granted                       128,700          14.70        69,025          17.02       253,344          13.71
    Exercised                     (62,283)          3.73      (167,949)          4.21       (33,094)          5.62
    Forfeited                          --                           --             --            --             --
                                 --------                     --------                     --------
Outstanding at end of year        577,734          11.94       511,317          10.25       610,241           7.80
                                 ========                     ========                     ========

Exercisable at end of  year       482,707       $  11.55       386,132       $   9.31       424,600       $   6.77

Weighted-average fair
  value of options
  granted during the year        $   6.20                     $   6.99                     $   4.89


The data included in the above table has been retroactively adjusted, if applicable, for stock dividends and the stock split.

Information regarding stock options outstanding as of January 31, 2000 is as follows:


                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
--------------------------------------------------------------------------------
                                WEIGHTED
                                 AVERAGE     WEIGHTED                WEIGHTED
                                REMAINING    AVERAGE                 AVERAGE
                   NUMBER OF   CONTRACTUAL   EXERCISE   NUMBER OF    EXERCISE
   PRICE RANGE       SHARES       LIFE        PRICE       SHARES      PRICE
--------------------------------------------------------------------------------

 $ 2.49 to $8.47     264,726    2.72 years    $ 5.83      232,488    $ 5.50

  13.50 to 15.50     198,149    8.63           15.38      137,780     14.82
  20.05 to 21.38     114,859    7.05           20.08      112,439     20.06
                     -------                              -------
                     577,734    5.60           11.94      482,707     11.55
                     =======                              =======

                             Virco Mfg. Corporation

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($27.55, as adjusted for the stock split and stock dividend), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the board of directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (363,000 shares as adjusted by the stock split and stock dividend) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

6. PROVISION FOR INCOME TAXES

The Company uses the liability method to determine the provision for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:


                                                        JANUARY 31
                                                2000        1999        1998
                                               ------------------------------

Statutory                                       35.0%       35.0%        35.0%
State taxes (net of federal tax)                 3.1         3.2          2.9
Nondeductible expenses                           1.0          .8           .8
                                               ------------------------------
                                                39.1%       39.0%        38.7%
                                               ==============================


                             Virco Mfg. Corporation

6. PROVISION FOR INCOME TAXES

Significant components of the provision for income taxes (in thousands) are as follows:


                                                        JANUARY 31
                                              2000        1999         1998
                                           -----------------------------------
Current:
  Federal                                  $    2,952  $    9,425   $    7,336
  State                                           840       1,427        1,191
                                           -----------------------------------
                                                3,792      10,852        8,527
Deferred:
  Federal                                       2,347         376          222
  State                                           388          44            3
                                           -----------------------------------
                                                2,735         420          225
                                           -----------------------------------
                                           $    6,527  $   11,272   $    8,752
                                           ===================================


Significant components of the Company's deferred tax assets and liabilities (in thousands) are as follows:


                                                              JANUARY 31
                                                          2000         1999
                                                       -----------------------
Deferred tax assets:
  Accrued vacation and sick leave                      $    1,179   $      867
  Retirement plans                                          2,017        1,498
  Insurance reserves                                        1,371          795
  Inventory                                                   196          292
  Other                                                       339          326
                                                       -----------------------
                                                            5,102        3,778

Deferred tax liabilities:
  Tax in excess of book depreciation                        3,654        3,418
  Capitalized software development costs                    4,608          785
                                                       -----------------------
                                                            8,262        4,203
                                                       -----------------------
Net deferred tax liability                             $   (3,160)  $     (425)
                                                       =======================

The Company has long-term leases on real property and equipment, which expire at various dates. Certain of the leases contain renewal, purchase options and require payment for property taxes and insurance.

                             Virco Mfg. Corporation

7. COMMITMENTS

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 2000, are as follows:


Year ending January 31
----------------------
          2001                                                      $    6,058
          2002                                                           4,976
          2003                                                           4,672
          2004                                                           4,158
          2005                                                           3,252
       Thereafter                                                          239
                                                                    ----------
                                                                    $   23,355
                                                                    ==========

Rent expense relating to operating leases was as follows (in thousands):


Year ending January 31
----------------------
          2000                                                      $   10,516
          1999                                                           9,438
          1998                                                           8,255


The Company leases machinery and equipment from GECC under a 10-year operating lease arrangement. The total amount of machinery and equipment leased in 1999 and 1998 was $8,800,000 and 0, respectively. The Company has the option of buying out the leases three to five years into the lease period.

Minimum future lease-receipts (in thousands) for leases relating to properties owned or subleased as of January 31, 2000 are as follows:


Year ending January 31
----------------------
          2001                                                     $     1,046
          2002                                                             555
          2003                                                             459
          2004                                                             459
          2005                                                             459
         Thereafter                                                      2,482
                                                                   -----------
                                                                   $     5,460
                                                                   ===========

                             Virco Mfg. Corporation

8. CONTINGENCIES

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

The Company is subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At January 31, 2000 and 1999, there are no required reserves for such environmental contingencies.

The Company has a self-insured retention for product and general liability losses up to $100,000 per occurrence. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $30,000,000. The Company has obtained an actuarial estimate of its total expected future losses for liability claims and recorded the net present value of $3,320,000 at January 31, 2000, based upon the Company's estimated payout period of four years using a 10% discount rate.

Workers' compensation, automobile, general and product liability claims may be asserted in the future for events not currently known by management. Management does not anticipate that any related settlement, after consideration of the existing reserve for claims incurred and potential insurance recovery would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company and its subsidiaries are defendants in various legal proceedings resulting from operations in the normal course of business. It is the opinion of management that the ultimate outcome of all such matters will not materially affect the Company's financial position, results of operations or cash flows.

                             Virco Mfg. Corporation

9. FOREIGN OPERATION

In May 1997, the Company decided to shut down its Mexican manufacturing facility. Subsequently, the Company sold a majority of the assets of the Mexican facility on October 8, 1997. The facility ceased operations on October 20, 1997. Total revenues of this operation, consisting primarily of transfers between geographic areas of the Company, were $5,389,000 for the year ended January 31, 1998. The production requirements from this facility were transferred to the Torrance, California, and Conway, Arkansas, manufacturing plants.

10. QUARTERLY RESULTS (UNAUDITED)

The Company's quarterly results for the years ended January 31, 2000 and 1999, are summarized as follows (in thousands, except per share data):


                                         FIRST     SECOND      THIRD     FOURTH
                                        QUARTER    QUARTER    QUARTER   QUARTER
                                      --------------------------------------------
Year ended January 31, 2000:
  Net sales                           $  37,479  $  88,224  $  93,895  $  47,043
  Gross profit                           11,361     30,468     33,683     15,882
  Net income (loss)                      (1,965)     6,527      6,414       (810)

  Net income (loss) per share              (.18)       .63        .62       (.08)
  Net income (loss) per share -            (.18)       .61        .61       (.08)
    diluted

Year ended January 31, 1999:
  Net sales                           $  44,938  $  87,539  $  92,691  $  48,452
  Gross profit                           14,675     28,655     32,376     17,360
  Net income                                790      6,368      7,304      3,168

  Net income per share                      .07        .59        .68        .30
  Net income per share - diluted            .07        .57        .66        .29


Net income per share has been adjusted to reflect the 10% stock dividend declared in August 1999 and 1998.

                             Virco Mfg. Corporation

11.  SUBSEQUENT EVENTS

Subsequent to the year ended January 31, 2000, the Company entered into an agreement to sell its Torrance, California warehouse. This sale transaction closed as of April 20, 2000. The Company received approximately $9,500,000 in cash and will record approximately $7,900,000 pre-tax gain on disposition during the quarter ending April 30, 2000.

                     VIRCO MFG. CORPORATION AND SUBSIDIARIES

          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

               FOR THE YEARS ENDED JANUARY 31, 1998, 1999 AND 2000
                                 (In Thousands)


          Col. A                    Col. B                 Col. C           Col. D              Col. E              Col. F
                                                         Additions
                                   Balance at         Charged to Costs  Charged to Other    Deductions from    Balance at Close of
Description                    Beginning of Period      and Expenses       Accounts            Reserves             Period
-----------                    -------------------    ----------------  ----------------    ---------------    -------------------
Allowance for Doubtful
Accounts:

Year Ended:

January 31, 1998                     $ 100                 $ 119                               $ 119(1)             $ 100

January 31, 1999                     $ 100                 $ 530                               $ 430(1)             $ 200

January 31, 2000                     $ 200                 $ 188                               $ 188(1)             $ 200



(1) Uncollectible accounts written off, net of recoveries.