Form 10-K405, Exhibit 13
period 2001-01-31
VIRCO MFG CORPORATION
filed 2001-04-30
CIK 751365

                                                                      EXHIBIT 13


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

in thousands except per share data                            2000            1999            1998          1997            1996
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales (4,5)                                            $ 287,342       $ 268,079        $ 275,096     $ 259,586        $237,551

Net income before cumulative effect
  of change in accounting principle                          $ 4,313        $ 10,166         $ 17,630      $ 13,852         $ 9,326
Cumulative effect of change in
  accounting principle, net of $191 tax benefit(5)              (297)              -                -             -               -
                                                         ---------------------------------------------------------------------------
Net income                                                   $ 4,016        $ 10,166         $ 17,630      $ 13,852         $ 9,326

Per share data:
Income before cumulative effect of change
  in accounting principle(1)
                 Basic                                        $ 0.38          $ 0.89           $ 1.48        $ 1.17          $ 0.79
                 Assuming dilution                              0.38            0.87             1.45          1.14            0.78

Cumulative effect of change in accounting
  principle(1)
                 Basic                                         (0.03)              -                -             -               -
                 Assuming dilution                             (0.03)              -                -             -               -

Net income(1)
                 Basic                                          0.35            0.89             1.48          1.17            0.79
                 Assuming dilution                              0.35            0.87             1.45          1.14            0.78

Pro forma amounts assuming the
  accounting change is applied retroactively
Net income(5)                                                $ 4,313        $ 10,186         $ 17,663      $ 13,963         $ 9,310

Per share data:
Net income
                 Basic                                          0.38            0.89             1.48          1.18            0.79
                 Assuming dilution                              0.38            0.87             1.45          1.15            0.78

Dividends declared per share, adjusted for
  10% stock dividend
                                Cash dividends                $ 0.08          $ 0.07           $ 0.06        $ 0.06          $ 0.05

OTHER FINANCIAL DATA
                 Total assets                              $ 199,549        $190,863         $151,380      $122,015        $118,020
                 Working capital                              43,173          51,423           47,405        43,784          45,099
                 Current ratio                               1.9/1          2.3/1             2.4/1        2.5/1           2.6/1
                 Total long-term obligations                  55,075          53,995           25,690        13,512          25,396
                 Stockholders' equity                         94,141          93,834           88,923        77,077          63,921
                 Shares outstanding at year-end(3)            11,283          11,364           11,669        11,828          11,792
                 Stockholders' equity per share(2)              8.34            8.26             7.62          6.52            5.42

(1) Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and 3 for 2 stock split.
(2) Based on number of shares outstanding at year-end after giving effect for stock dividends and 3 for 2 stock split.
(3)      Adjusted for stock dividends and 3 for 2 stock split.
(4) The prior period statements of operations contain certain reclassifications to conform to the presentation required by EITF
         No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which the Company adopted during the fourth quarter of the year ended January 31, 2001.
(5) During the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Pursuant to Financial Accounting Standards Board Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," effective February 1, 2000, the Company recorded the cumulative effect of the accounting change.

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

The Audit Committee of the Board of Directors, which is composed of Directors from outside the Company, maintains an ongoing appraisal of the effectiveness of audits and the independence of the auditors. The Committee meets periodically with the auditors and management. The independent auditors have free access to the Committee, without management present, to discuss the results of their audit work and their opinions on the adequacy of internal financial controls and the quality of financial reporting.

Based on a review and discussions of the Company's 2000 audited consolidated financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's 2000 audited consolidated financial statements be included in the Company's annual report in Form 10-K. The Board of Directors concurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

REVENUE AND INCOME

2000 vs. 1999

For the year ended January 31, 2001, sales increased 7.2% to $287,300,000, compared to $268,100,000 for the same period last year. Approximately 90% of the increase in sales for the year ended January 31, 2001 was from education sales, with the balance from commercial sales. The increase in revenues was attributable to the Company pursuing an aggressive pricing policy during the educational bidding season of late 1999/early 2000. The attained sales growth was substantially less than the Company had planned to achieve with this pricing strategy.

Education sales, which are primarily composed of sales to publicly funded K-12 schools and represent 64% of corporate revenues, increased by $17,300,000 to $184,100,000 from $166,800,000 in the prior year. Sales of our newer computer furniture, Plateau(R) tables, Core-a-Gator(R) lightweight folding tables, mobile tables and mobile cabinets improved, as did many of our older product lines. Due to aggressive pricing, the sales increase was achieved primarily by unit volume, not price increases.

Virco's commercial sales include private schools, pre-schools, churches, convention centers, agencies at city, county, state and federal levels, furniture distributors, retailers and catalog retailers. Commercial sales, which represent 36% of corporate revenues, increased by $1,900,000 to $103,200,000 from $101,300,000 in the prior year. The breadth of Virco's product line for target niche markets, and the continuing success of its Quick Ship stocking program favorably affected sales for the commercial sales channels.

During the 1999 fiscal year, the Company initiated production at a new manufacturing plant and implemented a new enterprise resources planning system. The combined effect of these two significant events resulted in inadequate levels of customer service during the summer of 1999. In addition, the new manufacturing facility provided the Company with enhanced capacity to support a substantial sales increase. In order to address both of these concerns, the Company pursued two objectives in 2000, which adversely affected gross margins. The first objective was to substantially improve the levels of customer service by increasing the stocking plan for inventories to ensure better service during the summer delivery season. The second objective was to increase sales and utilize the new factory capacity through aggressive pricing. To support these two objectives, the Company ran its factories at high levels of output for the first eight months of the year in order to build to the enhanced stocking plan and in anticipation of increased sales. The aggressive pricing strategy did increase sales, but not to the extent anticipated. In order to return inventories to more normal levels, the Company significantly reduced production in the third and fourth quarters, resulting in unfavorable manufacturing variances. The Company reduced its work force and spending in the fourth quarter, but not in time to prevent the decline in manufacturing efficiency related to the sharply curtailed production levels. The aggressive pricing strategy affected the entire sales volume, not only at the margin, and the Company experienced a slight reduction in prices for the year, while absorbing cost increases related to some materials, labor and benefit costs, and additional capacity from the plant expansion. As a result of the events described above, gross profits for the year ended January 31, 2001, as a percent of sales, decreased by 5.5% to 29.1% from 34.6% in the prior year.

Selling, general and administrative expense for the year ended January 31, 2001 increased both in total dollars and as a percentage of sales compared to the same period last year. The higher selling, freight and warehousing expense was primarily attributable to growth in unit sales volume, increased freight rates, costs incurred during the consolidation of our Conway warehouses, and reduction in selling prices, which increased these costs as a percentage of sales. The increase in general and administration expense was primarily attributable to greater depreciation expense, as well as system maintenance services, training costs and other expenses relating to the implementation of sales force automation, a business-to-business website, and an upgrade of the Company's SAP enterprise resource planning system.

Interest expense increased by $2,577,000 for the year ended January 31, 2001 compared to the same period last year. This was attributable to increases in interest rates during the year, and a larger average borrowing balance due to increased levels of inventory and the completion of the Company's capital expansion in Conway, Arkansas.

In December, the Company announced a corporate reorganization and reduction in force. As part of this reorganization, the Company reduced its workforce by 141 employees. This reduction was distributed proportionately among managerial, administrative and support positions at both divisions and at the Corporate headquarters. The reduction in force did not include any direct labor. In the fourth quarter ended January 31, 2001, the Company incurred approximately $1,500,000 in severance costs related to this reduction in force.


1999 vs. 1998

For the year ended January 31, 2000, sales declined 2.6% to $268,100,000, compared to $275,100,000 for the same period last year. The Company believes two factors contributed to the decline in sales. First, the Company experienced some very aggressive regional price competition that resulted in a slight reduction in year-to-date educational sales. Second, sales and orders of commercial furniture declined as a result of the Company's strategic decision to reduce business with mass merchandisers. This decision, which was initiated in 1995, was substantially completed in 1999. The Company does not anticipate further significant impact on sales volume relating to this market segment. The reduction in sales to mass merchandisers has been partially offset by increases in sales to hospitality markets, convention centers, churches, and the General Services Administration. The Company continues to believe that its long-term interests will be served by avoiding the low-margin mass merchandising commodity business and emphasizing higher margin products and customers. For 1999, the Company continued to be more selective and more disciplined in the business it pursued in terms of product mix, customer mix and pricing in order to emphasize profitable business, rather than pursue sales volume increases. As the Company has grown in more profitable markets and products, it has reduced business in certain commodity type products, which typically generate lower profit margins.

Education sales, which represented 62% of corporate revenues, decreased slightly by $1,400,000 to $166,800,000 from $168,200,000 in the prior year. Sales of the
Company's newer computer furniture, its line of Core-a-Gator(R) lightweight folding tables and mobile tables improved, but were offset by reductions in some older product lines.

Commercial sales, which represented 38% of corporate revenues, decreased by $5,500,000 to $101,300,000 from $106,800,000 in the prior year. Commercial sales were affected more significantly by the Company's efforts to reduce sales to mass merchandisers. The reduction in business to mass merchants was partially offset by an increase in sales to other markets. Sales of Core-a-Gator(R) lightweight tables, the breadth of the Company's product line for target niche markets, and the continuing success of Virco's Quick Ship stocking program favorably affected sales for the other commercial sales channels.

Gross profits for the year ended January 31, 2000, as a percent of sales, were comparable to the prior year. During 1999, the Company incurred increased overhead costs related to the start up of the new factory in Conway, Arkansas. These increased overhead costs were offset by a more favorable product mix and stable material costs.

Selling, general and administrative expense for the year ended January 31, 2000, increased both in total dollars and as a percentage of sales compared to the same period last year. The increase in selling, general and administrative expense was partially attributable to product mix. The reduction in mass merchant business, which was typically sold FOB factory, was replaced in part by sales to commercial customers, which frequently include freight and installation. In addition, the inefficiencies related to the plant start up mentioned above, combined with the concurrent "go live" of the SAP system, contributed to some additional costs incurred in the delivery and installation of furniture. The Company also incurred additional selling expenses relating to the hiring of additional direct sales representatives and product development expenses. The rise in general and administration expense was primarily attributable to an increase in depreciation expense, system maintenance services, training costs and other expenses relating to the implementation of an SAP enterprise resources planning system.

Interest expense increased by $1,300,000 for the year ended January 31, 2000 compared to the same period in the prior year. The increase was attributable to a higher average borrowing balance offset by interest capitalized relating to assets under construction.


OTHER OPERATING ACTIVITIES

In August 1997, the Board of Directors authorized an expansion and re-configuration of the Conway, Arkansas manufacturing and distribution facilities. In late 1997 and early 1998, the Company acquired approximately 100 acres of land in Conway, which can support up to 1,700,000 sq. ft. of manufacturing, warehousing, office, and showroom facilities. Phase one of the project consisted of a 400,000 sq. ft. manufacturing plant and was completed in March 1999. This plant replaced an existing 150,000 sq. ft. facility, providing an additional 250,000 sq. ft., which was earmarked for new manufacturing processes to support product development efforts, as well as future growth in sales. This plant utilizes a manufacturing cell concept, which has proved successful in the Company's Torrance, California facility. The Conway manufacturing facility contains new equipment, which was selected to improve manufacturing efficiency and flexibility, as well as improve product quality. In March 1999, substantially all of the production equipment from the existing 150,000 sq. ft. facility was transferred to the new plant. New processes and equipment are being brought on line, as capacity and process requirement demand. The 150,000 sq. ft. facility, which is adjacent to the main factory in Conway, was converted to a finished goods warehouse.

Phase two of the Conway project consists of an 800,000 sq. ft. assembly, warehouse and distribution facility. Construction on the first 400,000 sq. ft. segment began in March 1999 and was completed and fully operational in December 1999. The Company vacated two rental facilities in late 1999 with the completion of this first segment. The second segment was substantially completed in July 2000. With the completion of the second segment, the Company vacated two additional rental facilities in November 2000, as well as a building which was sold subsequent to fiscal year end, and a building in Newport, Tennessee, which is held for sale. The final stage of this consolidation will occur when the Company sells a 150,000 sq. ft. manufacturing plant located in Conway. The Company converted this plant to a finished goods warehouse in 1999 and expects to store finished goods at this location until the building is sold.

This new production and manufacturing complex will enable the Company to pursue manufacturing strategies which are expected to support growth in sales volume without a proportional increase in inventory. In addition, it will allow all finished goods manufactured at Conway to be stored in one location, and substantially reduce costs related to material handling. Conway's warehouse facility has been equipped with high-density storage systems, features over 70 dock doors dedicated to out-bound freight, and has substantial yard capacity for storing and staging trailers. The Company believes that this facility will significantly improve its ability to support increased sales during the peak delivery season and enhance the efficiency with which orders are filled.

On March 1, 1999, the Company went live with its newly implemented ERP system. As a result of this installation, the Company incurred additional depreciation and support costs, and experienced some inefficiencies related to production scheduling, distribution, and installation of furniture.

In the first quarter of 2000, the Company distributed laptop computers to its entire sales force to provide them with an efficient link between Virco's factories and customers. At the same time, the Company unveiled its new business-to-business website designed to provide Virco's sales force and existing customers with the ability to access the Company's ERP system through the Internet. In November 2000, the Company successfully upgraded the ERP system to the most current version of the SAP application software, as well as more current versions of Oracle database and UNIX operating systems. These significant investments in technology have entailed a considerable cost to the Company; not just in cash, but in the extraordinary amount of management time and effort necessary to implement information systems. The Company is beginning to realize benefits from this investment, and will continue to benefit as its workforce more fully utilizes the capabilities of this technology.

At the end of January 31, 1999, the Company closed two of its distribution facilities, one in Atlanta, Georgia, and one in Columbus, Ohio. This leaves the Company with its main distribution facilities at the Torrance and Conway factories, and one satellite facility in Pennsylvania.

In October 2000, the Company entered into a confidential settlement of a dispute involving past services related to the installation of non-manufacturing equipment for which it received a final cash payment in November 2000. This payment is a non-recurring amount unrelated to the Company's ongoing operations. In the third quarter ended October 31, 2000, the Company recognized $4,052,000 in other income from this settlement.


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

The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $30,000,000. In 1993 the Company initiated a program to reduce product liability losses and to more aggressively litigate product liability cases. This program has continued through 2000 and has resulted in reductions in litigated product liability cases. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.


INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates in the U.S. did not have a significant impact on the Company's operating results for the fiscal year just ended. Material and labor costs increased modestly in 2000. The Company anticipates upward pressure on costs, particularly in the areas of transportation, energy costs, certain raw materials, labor and benefits in the coming year. Total material costs for 2001, as a percentage of sales, could be slightly higher than in 2000. However, no assurance can be given that the Company will experience stable, modest or substantial increases in prices in 2001. The Company is working to control and reduce costs by improving production and distribution methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components.

The Company uses the LIFO method of accounting for the material component of inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. The Company has made significant fixed asset acquisitions during the last three fiscal years. The assets acquired will result in higher depreciation charges, but due to technological advances should result in operating cost savings. In addition, some depreciation charges will be offset by a reduction in lease expense.

The Company is also subject to interest rate risk related to its $48,555,000 of borrowings on January 31, 2001 and any seasonal borrowings used to finance additional inventory and receivables during the summer. Fluctuating interest rates may adversely impact the Company's results of operations and cash flows for its variable rate bank borrowings. In February 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank to reduce exposure due to changes in interest rates. The initial notional swap amount is $30,000,000 for the period February 22, 2000 through February 28, 2001. The notional swap amount then decreases to $20,000,000 until the end of the swap agreement, March 3, 2003. Under this agreement, interest is payable monthly at 7.23% plus a fluctuating margin of 1.25% to 1.50%.

LIQUIDITY

In December 2000, the Company renewed its loan facility with Wells Fargo Bank, extending the agreement to a three-year commitment, maturing on October 1, 2003. Under the terms of this agreement, the Company can borrow up to the aggregate principal amount of $50,000,000 from December 1, 2000 through and including April 30, 2001; $60,000,000 from May 1, 2001 through and including August 31, 2001; and $50,000,000 from September 1, 2001 through the maturity date. In addition, the Company borrowed $30,000,000 that will be repaid in three annual $10,000,000 installments, the first of which was paid on January 31, 2001. The Company is currently obligated to pay commitment fees equal to 0.25% to 0.375% per annum on the unused amount of the credit facility.

The credit facility includes certain restrictive financial and operating covenants. The terms of the facility are described in more detail in Note 3 of the notes to the consolidated financial statements. This facility also allows the Company the option to borrow under 30, 60, and 90 day fixed term rates at LIBOR plus 1.25% to 1.50%. The applicable LIBOR margin is adjusted quarterly based on the Company's funded debt to EBITDA ratio. Under the revolving line, there is a letter of credit sub-feature, under which the Company issues commercial and standby letters of credit. This loan facility is intentionally large enough to finance more production in the early part of the year in order to have adequate inventories available for the summer / fall educational delivery season.

In April 1998, the Board of Directors approved a stock buy-back program giving authorization to buy back up to $5,000,000 of Company stock. In January 1999, the Board increased the authorization to $7,000,000 and subsequently increased it to $14,000,000. As of January 31, 2001 the Company had repurchased approximately 690,000 shares at a cost of approximately $11,539,000. The Company intends to continue buying back shares of Virco common stock as long as the Company feels the shares are undervalued, and either operating cash flow or borrowing capacity under the Wells Fargo Bank line is available.

In 1997, the Company initiated two large capital projects, which had significant cash flow effects on the 1998, 1999, and 2000 fiscal years. The first project is the implementation of the SAP enterprise resources planning system, initiated in October 1997. The Company went live with the new system in March 1999, implemented a business to business website along with sales force automation in the first quarter of 2000, and upgraded to the most current version of SAP in the fourth quarter of 2000. General Electric Capital Corporation (GECC) financed the initial portion of this project under a lease arrangement, which is treated as a capital lease for book purposes and an operating lease for tax purposes. As of January 31, 2001, the Company has expended $13,100,000 relating to this project. Capital and training costs not funded by the lease are financed by cash flows from operations and from the loan facility with Wells Fargo Bank.

The second project is the expansion and re-configuration of the Conway, Arkansas, manufacturing and distribution facility. During the fourth quarter of 1997, the Company expended approximately $1,200,000 to acquire roughly 70 acres of land for the expansion. In 1998, the Company expended approximately $20,600,000 to buy an additional 30 acres of land, initiate construction of a 400,000 sq. ft. manufacturing facility and purchase production equipment for the Conway, Arkansas location. During 1999, the Company expended approximately $29,200,000 to complete construction of the factory, purchase additional production equipment, construct and complete the first 400,000 sq. ft. segment of the planned 800,000 sq. ft. distribution facility, and initiate the construction of a second 400,000 sq. ft. segment of that facility. In 2000, the Company expended approximately $15,974,000 to complete the expansion and to acquire high-density racking and material handling systems. This project was financed with the loan facility with Wells Fargo Bank, operating leases from GECC, and operating cash flow.

With the completion of these substantial capital projects, the Company intends to limit further capital spending until growth in sales volume fully utilizes the new plant and distribution capacity. The Company has established a goal of limiting capital spending to approximately $7,0000,000 for 2001, which is approximately one-half of anticipated depreciation expense.

The Company is currently marketing three properties for sale, which have a cumulative estimated market value of approximately $8,000,000. One of these properties, a former production facility in Conway, Arkansas, is currently being utilized as a finished goods warehouse. A second property, located in Los Angeles, California, is currently leased to a third party. The third property, a former production facility located in Newport, Tennessee, is vacant.

Subsequent to year-end, the Company sold a building in Conway, Arkansas, that had been most recently used to warehouse inventory. The sale generated approximately $490,000 in cash and resulted in a $25,000 pre-tax gain on sale.

In April 2000, the Company sold its 200,000 sq. ft. warehouse located on 8.5 acres of land in Torrance, California. The Company received approximately $9,500,000 in cash and recorded a pre-tax gain of approximately $7,900,000 on disposition in the first quarter of 2000.

In the second quarter of 1998, the Company sold its manufacturing facility in Southern Pines, North Carolina. This sale generated approximately $945,000 in cash and resulted in a $128,000 pre-tax loss on disposition.

Management believes cash generated from operations and raised from the previously described sources will be adequate to meet its capital requirements in the short term.


FINANCIAL STRATEGY

Virco's financial strategy is to continue to increase levels of profitability by targeting specific profitable market segments and customers. The Company has organized its sales force, developed products, and acquired production and distribution facilities for the specific needs of these customers. During the last three years, the Company has made significant capital expenditures to support future sales growth in these targeted markets. For the next several years, the Company intends to increase sales to these markets, and to service these sales without making further significant investments in facilities.

The Company has not provided an allowance against the deferred tax assets recorded in the financial statements. The Company has a net deferred tax liability of $2,753,000 at January 31, 2001. The gross deferred tax asset represents approximately 25% of current pre-tax earnings. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

The Company discounts the pension obligations under the Virco Employees Retirement Plan and the Virco Important Performers (VIP) Plan utilizing an 8% discount rate. Although the Company does not anticipate any change in this rate in the coming year, any such change would not have a significant effect on the Company's financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to stockholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "plans," "anticipates," "expects," "will continue," "estimates," "projects," "budgets" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The results contemplated by the Company's forward-looking statements are subject to certain risks and uncertainties that could cause actual results to vary materially from anticipated results, including without limitation, the economic climate, the availability and cost of energy, raw material, the availability and cost of labor and employee benefits, demand for the Company's products, and competitive conditions affecting selling prices and margins.

ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation". The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The new rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company did not grant or modify any options subsequent to July 1, and will consider the impact of the new rules when granting any options at a future date.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", or SAB 101. SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company recorded the cumulative effect of this accounting change in the fourth quarter of the current fiscal year. The Company does not expect this SAB to significantly affect annual revenues, but due to the seasonality of education sales, its application can cause a shift of revenues from the second to the third fiscal quarters.

The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment of FASB Statement 133," which require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Upon initial application of SFAS Nos. 133 and 138 on February 1, 2001, the Company adjusted its interest rate swap agreement to fair value with an offsetting charge to comprehensive income of approximately $552,000, net of income taxes.

FINANCIAL HIGHLIGHTS
in thousands, except per share data        2000         1999         1998        1997        1996        1995
----------------------------------------------------------------------------------------------------------------
Summary of Operations

Net sales - continuing operations(3,4)  $ 287,342    $ 268,079    $ 275,096   $ 259,586    $ 237,551   $ 225,559

Net income
  Continuing operations                     4,313       10,166       17,630      13,852        9,326       5,209
  Discontinued operations                      --           --           --          --           --          --
  Change in accounting methods               (297)          --           --          --           --          --
                                        ------------------------------------------------------------------------
                                            4,016       10,166       17,630      13,852        9,326       5,209
                                        ------------------------------------------------------------------------

Net income per share(1)                 $    0.35    $    0.87    $    1.45   $    1.14    $    0.78   $    0.44
Stockholder's equity                       94,141       93,834       88,923      77,077       63,921      55,386
Stockholder's equity per share(2)            8.34         8.26         7.62        6.52         5.42        4.70

FINANCIAL HIGHLIGHTS
in thousands, except per share data      1994       1993       1992       1991
---------------------------------------------------------------------------------
Summary of Operations

Net sales - continuing operations(3,4)  $216,822   $206,738   $192,356   $188,395

Net income
  Continuing operations                    5,001      4,302      3,827      3,453
  Discontinued operations                     --         --       (668)      (347)
  Change in accounting methods                --       (275)        --         --
                                        ------------------------------------------
                                           5,001      4,027      3,159      3,106
                                        ------------------------------------------

Net income per share(1)                 $   0.42   $   0.34   $   0.27   $   0.26
Stockholder's equity                      50,466     45,637     41,937     39,164
Stockholder's equity per share(2)           4.29       3.88       3.56       3.33



(1) Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and 3 for 2 stock split.
(2) Based on number of shares outstanding at year-end giving effect for stock dividends and 3 for 2 stock split.
(3) The prior period statements of operations contain certain reclassifications to conform to the presentation required by EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs, which the Company adopted during the fourth quarter of the year ended January 31, 2001.
(4) During the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Pursuant to Financial Accounting Standards Board Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," effective February 1, 2000, the Company recorded the cumulative effect of the accounting change.

                         Report of Independent Auditors

The Board of Directors and Stockholders
Virco Mfg. Corporation

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, during the year ended January 31, 2001 the Company changed its method of revenue recognition for certain of its product sales.

                                          /s/ ERNST & YOUNG LLP

Long Beach, California
March 19, 2001

                             Virco Mfg. Corporation

                           Consolidated Balance Sheets
                      (In thousands, except per share data)


                                                                 JANUARY 31
                                                            --------------------
                                                              2001        2000
                                                            --------    --------
ASSETS
Current assets:
    Cash                                                    $    351    $  1,072
    Trade accounts receivable (less allowance
     for doubtful accounts of $200 in 2001 and 2000)          24,559      26,457
    Other receivables                                            586         927



    Inventories:
        Finished goods                                        27,009      35,795
        Work in process                                       14,442       9,260
        Raw materials and supplies                            16,588      12,003
                                                            --------    --------
                                                              58,039      57,058



    Income taxes receivable                                    2,508       1,753
    Prepaid expenses and other current assets                  1,150       1,288
    Deferred income taxes                                      1,780       1,371
                                                            --------    --------
Total current assets                                          88,973      89,926



Property, plant and equipment:
    Land and land improvements                                 3,880       4,871
    Buildings                                                 50,382      43,240
    Machinery and equipment                                   98,024      87,238
    Leasehold improvements                                     1,218         966
                                                            --------    --------
                                                             153,504     136,315
    Less accumulated depreciation and amortization            58,859      48,378
                                                            --------    --------
Net property, plant and equipment                             94,645      87,937
Other assets                                                  15,931      13,000
                                                            --------    --------
Total assets                                                $199,549    $190,863
                                                            ========    ========

                                                                        JANUARY 31
                                                                  ----------------------
                                                                    2001          2000
                                                                  ---------    ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Checks released but not yet cleared bank                      $   2,216    $   4,786
    Accounts payable                                                 13,930       19,749
    Accrued compensation and employee benefits                       15,210       10,333
    Current portion of long-term debt                                12,101        1,998
    Other accrued liabilities                                         2,343        1,637
                                                                  ---------    ---------
Total current liabilities                                            45,800       38,503

Noncurrent liabilities:
    Accrued self-insurance retention                                  2,598        2,560
    Accrued pension expenses                                          8,736        5,408
    Long-term debt, less current portion                             43,741       46,027
                                                                  ---------    ---------
Total noncurrent liabilities                                         55,075       53,995

Deferred income taxes                                                 4,533        4,531

Commitments and contingencies

Stockholders' equity:
    Preferred stock:
        Authorized 3,000,000 shares, $.01 par value;
           none issued or outstanding                                  --           --
    Common stock:
        Authorized 25,000,000 shares, $.01 par value; issued
        12,032,233 shares in 2001 and 10,952,350 shares in 2000         120          110
    Additional paid-in capital                                       97,656       84,635
    Retained earnings                                                10,645       20,242
    Less treasury stock at cost (749,246 shares in 2001 and
        621,874 shares in 2000)                                     (12,009)     (10,692)
    Less unearned ESOP shares                                          (696)         (41)
    Less accumulated comprehensive loss                              (1,575)        (420)
                                                                  ---------    ---------
Total stockholders' equity                                           94,141       93,834
                                                                  ---------    ---------
Total liabilities and stockholders' equity                        $ 199,549    $ 190,863
                                                                  =========    =========


See accompanying notes.

                             Virco Mfg. Corporation

                        Consolidated Statements of Income
                      (In thousands, except per share data)


                                                                         YEAR ENDED JANUARY 31
                                                                   ---------------------------------
                                                                     2001         2000         1999
                                                                   ---------   ---------   ---------
Net sales                                                          $ 287,342   $ 268,079   $ 275,096
Costs of goods sold                                                  203,765     175,247     180,554
                                                                   ---------   ---------   ---------
Gross profit                                                          83,577      92,832      94,542

Selling, general and administrative expenses                          83,192      73,360      63,839
Provision for doubtful accounts                                          156         188         530
Interest expense, net                                                  4,962       2,385       1,111
(Gain) loss on sale of assets                                         (7,667)        206         160
Other income                                                          (4,052)       --          --
                                                                   ---------   ---------   ---------
Income before income taxes and cumulative effect of
    change in accounting principle                                     6,986      16,693      28,902
Provision for income taxes                                             2,673       6,527      11,272
                                                                   ---------   ---------   ---------
Income before cumulative effect of change in
    accounting principle                                               4,313      10,166      17,630
Cumulative effect of change in accounting principle                     (297)       --          --
                                                                   ---------   ---------   ---------
Net income                                                         $   4,016   $  10,166   $  17,630
                                                                   =========   =========   =========

AMOUNTS PER COMMON SHARE - BASIC
Income before cumulative effect of change in
    accounting principle                                           $    0.38   $    0.89   $    1.48
Cumulative effect of change in accounting principle                    (0.03)       --          --
                                                                   ---------   ---------   ---------
Net income                                                         $    0.35   $    0.89   $    1.48
                                                                   =========   =========   =========

AMOUNTS PER COMMON SHARE - ASSUMING DILUTION
Income before cumulative effect of change
    in accounting principle                                        $    0.38   $    0.87   $    1.45
Cumulative effect of change in accounting principle                    (0.03)       --          --
                                                                   ---------   ---------   ---------
Net Income                                                         $    0.35   $    0.87   $    1.45
                                                                   =========   =========   =========

Pro forma amounts assuming the accounting change is
    applied retroactively:
        Net income                                                 $   4,313   $  10,186   $  17,663
        Net income per common share - basic                             0.38        0.89        1.48
        Net income per common share - assuming dilution                 0.38        0.87        1.45

Weighted average shares outstanding:
        --     Basic                                                  11,361      11,481      11,904
        --     Assuming dilution                                      11,475      11,642      12,153


See accompanying notes.

                             Virco Mfg. Corporation
                 Consolidated Statements of Stockholders' Equity
                    (In thousands, except per share amounts)


                                                                                                Additional
                                                                          Common Stock           Paid-In    Retained  Comprehensive
                                                                        Shares      Amount       Capital    Earnings     Income
                                                                    ---------------------------------------------------------------
Balance at January 31, 1998                                             8,886,794    $   89     $ 50,301    $ 27,423
    Net income                                                                  -         -            -      17,630    $ 17,630
    Minimum pension liability, net of tax                                       -         -            -           -        (158)
                                                                                                                       ----------
    Comprehensive income                                                                                                $ 17,472
                                                                                                                       ==========
    Unearned ESOP shares                                                        -         -            -           -
    Stock issued under option plans                                       134,180         2          690           -
    Stock dividend (10%)                                                  891,213         9       17,370     (17,379)
    Cash dividends                                                              -         -            -        (746)
    Purchase of treasury stock                                           (268,260)        -            -           -
                                                                    ---------------------------------------------------------------
Balance at January 31, 1999                                             9,643,927       100       68,361      26,928
    Net income                                                                  -         -            -      10,166    $ 10,166
    Minimum pension liability, net of tax                                       -         -            -           -         (14)
                                                                                                                       ----------
    Comprehensive income                                                                                                $ 10,152
                                                                                                                       ==========
    Unearned ESOP shares                                                        -         -            -           -
    Stock issued under option plans                                        33,261         -          232           -
    Stock dividend (10%)                                                  947,704        10       16,042     (16,052)
    Cash dividends                                                              -         -            -        (800)
    Purchase of treasury stock                                           (294,416)        -            -           -
                                                                    ---------------------------------------------------------------
Balance at January 31, 2000                                            10,330,476       110       84,635      20,242
    Net income                                                                  -         -            -       4,016    $  4,016
    Minimum pension liability, net of tax                                       -         -            -           -      (1,155)
                                                                                                                       ----------
    Comprehensive income                                                                                                $  2,861
                                                                                                                       ==========
    Unearned ESOP shares                                                        -         -            -           -
    Stock issued under option plans                                        49,783         -          284           -
    Stock dividend (10%)                                                1,030,100        10       12,737     (12,747)
    Cash dividends                                                              -         -            -        (866)
    Purchase of treasury stock                                           (127,372)        -            -           -
                                                                    ---------------------------------------------------------------
Balance at January 31, 2001                                            11,282,987    $  120     $ 97,656    $ 10,645
                                                                    ===============================================================



                                                                                                 Accumulated
                                                                      Treasury       ESOP       Comprehensive
                                                                        Stock        Trust          Loss          Total
                                                                   ------------------------------------------------------
Balance at January 31, 1998                                        $    (172)      $  (316)      $    (248)     $ 77,077
    Net income                                                             -             -               -        17,630
    Minimum pension liability, net of tax                                  -             -            (158)         (158)

    Comprehensive income

    Unearned ESOP shares                                                   -            70               -            70
    Stock issued under option plans                                     (298)            -               -           394
    Stock dividend (10%)                                                   -             -               -             -
    Cash dividends                                                         -             -               -          (746)
    Purchase of treasury stock                                        (5,344)            -               -        (5,344)
                                                                   ------------------------------------------------------
Balance at January 31, 1999                                           (5,814)         (246)           (406)       88,923
    Net income                                                             -             -               -        10,166
    Minimum pension liability, net of tax                                  -             -             (14)          (14)

    Comprehensive income

    Unearned ESOP shares                                                   -           205               -           205
    Stock issued under option plans                                        -             -               -           232
    Stock dividend (10%)                                                   -             -               -             -
    Cash dividends                                                         -             -               -          (800)
    Purchase of treasury stock                                        (4,878)            -               -        (4,878)
                                                                   ------------------------------------------------------
Balance at January 31, 2000                                          (10,692)          (41)           (420)       93,834
    Net income                                                             -             -               -         4,016
    Minimum pension liability, net of tax                                  -             -          (1,155)       (1,155)

    Comprehensive income

    Unearned ESOP shares                                                   -          (655)              -          (655)
    Stock issued under option plans                                        -             -               -           284
    Stock dividend (10%)                                                   -             -               -             -
    Cash dividends                                                         -             -               -          (866)
    Purchase of treasury stock                                        (1,317)            -               -        (1,317)
                                                                   ------------------------------------------------------
Balance at January 31, 2001                                        $ (12,009)      $  (696)      $  (1,575)     $ 94,141
                                                                   ======================================================


See accompanying notes.

                             Virco Mfg. Corporation
                      Consolidated Statements of Cash Flows
                      (In thousands, except per share data)


                                                                                          YEAR ENDED JANUARY 31
                                                                                    --------------------------------
                                                                                      2001        2000        1999
                                                                                    --------    --------    --------
OPERATING ACTIVITIES
Net income                                                                          $  4,016    $ 10,166    $ 17,630
Adjustments to reconcile net income to net cash provided by operating activities:
        Cumulative effect of accounting change                                           297        --          --
        Depreciation and amortization                                                 13,412       9,993       7,132
        Provision for doubtful accounts                                                  156         188         530
        (Gain) loss on sale of property, plant and equipment
                                                                                      (7,667)        112         113
        Deferred income taxes                                                           (407)      2,735         420
        Changes in assets and liabilities:
           Trade accounts receivable                                                   1,742       3,820      (5,292)
           Other receivables                                                             341        (619)        831
           Inventories                                                                  (981)     (8,589)     (4,606)
           Income taxes                                                                 (755)     (2,557)        859
           Prepaid expenses and other current assets                                     138        (347)        311
           Accounts payable and accrued liabilities                                      560       8,182       5,493
           Other                                                                      (4,383)     (2,506)       (506)
                                                                                    --------    --------    --------
Net cash provided by operating activities                                              6,469      20,578      22,915

INVESTING ACTIVITIES
Capital expenditures                                                                 (22,711)    (38,849)    (28,142)
Proceeds from sale of property, plant and equipment                                   10,258         128         945
Net investment in life insurance                                                        --          (956)     (1,024)
                                                                                    --------    --------    --------
Net cash used in investing activities                                                (12,453)    (39,677)    (28,221)

                             Virco Mfg. Corporation
                Consolidated Statements of Cash Flows (continued)
                      (In thousands, except per share data)


                                                                                         YEAR ENDED JANUARY 31
                                                                                   --------------------------------
                                                                                     2001        2000        1999
                                                                                   --------    --------    --------
FINANCING ACTIVITIES
Dividends paid                                                                     $   (866)   $   (800)   $   (746)
Issuance of long-term debt                                                           19,817      26,794      13,109
Repayment of long-term debt                                                         (12,000)     (2,468)     (2,312)
Issuance of common stock                                                                284         232         394
Purchase of treasury stock                                                           (1,317)     (4,878)     (5,344)
ESOP loan                                                                              (655)        205          70
                                                                                   --------    --------    --------
Net cash provided by financing activities                                             5,263      19,085       5,171
                                                                                   --------    --------    --------
Net decrease in cash                                                                   (721)        (14)       (135)
Cash at beginning of year                                                             1,072       1,086       1,221
                                                                                   --------    --------    --------
Cash at end of year                                                                $    351    $  1,072    $  1,086
                                                                                   ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
    Interest, net of amounts capitalized                                           $  4,953    $  2,277    $  2,069
    Income taxes                                                                      3,835       6,416      10,106

See accompanying notes.

                             Virco Mfg. Corporation

                   Notes to Consolidated Financial Statements

                                January 31, 2001


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Virco Mfg. Corporation, which operates in one business segment, is engaged in the design, production and distribution of quality furniture for the commercial and education markets. Over 50 years of manufacturing have resulted in a wide product range. Major products include student desks, computer furniture, chairs, activity tables, folding chairs and folding tables. The Company manufactures its products in Torrance, California, and Conway, Arkansas, for sale primarily in the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1999 and 1998 information to conform to the 2000 presentation.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company's credit risk. No customers exceeded 10% of the Company's sales for each of the three years in the period ended January 31, 2001. Foreign sales were less than 5% for each of the three years in the period ended January 31, 2001.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method of valuation for the material content of inventories and the first-in, first-out (FIFO) method for labor and overhead.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed on the straight-line method for financial reporting purposes based upon the following estimated useful lives:

Land improvements                               5 to 25 years
Buildings (including improvements)              5 to 40 years
Machinery and equipment                         3 to 10 years
Leasehold improvements                          Life of lease

Certain assets are depreciated under accelerated methods for income tax purposes.

Interest costs, amounting to $453,000, $1,461,000 and $375,000 for the years ended January 31, 2001, 2000 and 1999, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software developed for its own use. Such costs are amortized over three to seven years from the date the software becomes operational. The net book value of capitalized software was $10,004,000 and $11,492,000 at January 31, 2001 and 2000, respectively.

The book value of assets held under capital leases included in machinery and equipment amounted to $2,856,000 and $3,417,000 at January 31, 2001 and 2000, respectively. Amortization of capital leases is included in depreciation expense.

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

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the dilution effect of convertible securities. The following table sets forth the computation of basic and diluted earnings per share before cumulative effect of the accounting change:

                                                                   2000              1999                  1998
                                                             ------------------------------------------------------
Numerator:
    Income before cumulative effect of the
        accounting change                                    $    4,313,000     $   10,166,000     $    17,630,000
                                                             ======================================================

Denominator:
    Denominator for basic earnings
        per share - weighted-average shares                      11,360,774         11,480,660          11,903,660

    Dilutive potential common shares                                114,216            161,098             249,675
                                                             ------------------------------------------------------

    Denominator for diluted earnings per
        share - adjusted weighted-average
        shares and assumed conversions                           11,474,990         11,641,758          12,153,335
                                                             ======================================================


On August 15, 2000, the Company's board of directors authorized a 10% stock dividend payable on September 29, 2000, to stockholders of record as of September 7, 2000. This resulted in the issuance of 1,030,100 additional shares of common stock. All per share and weighted-average share amounts have been restated to reflect this stock dividend and any splits or dividends previously declared.

INTANGIBLE ASSETS

Intangible assets, which consist principally of deferred pension assets and which are included in other noncurrent assets, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ENVIRONMENTAL COSTS

Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs that extend the useful life of assets are capitalized and amortized over the useful life of the assets.

ADVERTISING COSTS

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $3,517,000 in 2000, $3,775,000 in 1999 and $3,535,000 in 1998.

SELF-INSURANCE

The Company has a self-insured retention for general and product liability claims. Consulting actuaries assist the Company in determining its liability for the self-insured component of claims, which have been discounted to their net present value.

STOCK-BASED COMPENSATION PLANS

Stock-based compensation is recognized using the intrinsic-value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair-value method had been applied. The Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation". The Interpretation addressed implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The new rules were applied by the Company prospectively after July 1, 2000.

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Effective February 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Previously, the Company had recognized revenue upon shipment of merchandise to the customer even though at each fiscal year-end and quarter a portion of its merchandise was shipped FOB destination. The company believes it had given up substantially all the risks and rewards of ownership upon shipment. Under the new accounting method adopted retroactive to February 1, 2000, the Company now recognizes all sales when title passes under its various shipping terms. The cumulative effect of the change on prior years resulted in a charge to income of $297,000 (net of income taxes of $191,000), which is included in income for the year ended January 31, 2001. There was no effect on the Company's net income for the year ended January 31, 2001 before the cumulative effect of the accounting change was made. The pro forma amounts presented in the income statement were calculated assuming the accounting change was made retroactively to prior periods.

SHIPPING AND HANDLING FEES AND COSTS

The Company adopted EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs", during fiscal year 2000. EITF 00-10 requires that the amounts billed related to shipping and handling be classified as revenue and that the classification of shipping and handling costs is an accounting policy decision that should be disclosed. Accordingly, shipping and handling fees are included as revenue in net sales. Costs related to shipping and handling are included in operating expenses. For the years ended January 31, 2001, 2000, and 1999, shipping and handling costs of approximately $31,903,000, $24,656,000, and $22,861,000, respectively, were included in selling, general and administrative expenses. The adoption of this EITF has no effect on the Company's results of operations.

FISCAL YEAR END

Fiscal years 2000, 1999 and 1998, refer to the years ended January 31, 2001, 2000 and 1999, respectively.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FUTURE ACCOUNTING REQUIREMENTS

The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment of FASB Statement 133," which require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Upon initial application of SFAS Nos. 133 and 138 on February 1, 2001, the Company adjusted its interest rate swap agreement to fair value with an offsetting charge to comprehensive income of approximately $552,000, net of income taxes.

2. INVENTORIES

The current material cost for inventories exceeded LIFO cost by $3,585,000 and $2,462,000 at January 31, 2001 and 2000, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories increased income by $111,000, $59,000 and $8,000 in the years ended January 31, 2001, 2000 and 1999, respectively.

Details of inventory amounts, including the material portion of inventory which is valued at LIFO, at January 31, 2001 and 2000, are as follows (in thousands):

                                                                           JANUARY 31, 2001
                                                   -----------------------------------------------------------------
                                                       MATERIAL                            LABOR,
                                                      CONTENT AT            LIFO          OVERHEAD
                                                         FIFO             RESERVE         AND OTHER        TOTAL
                                                   -----------------------------------------------------------------
        Finished goods                              $     18,858       $   (1,211)     $    9,362       $  27,009
        Work in process                                    8,626           (1,059)          6,875          14,442
        Raw materials and supplies                        17,903           (1,315)              -          16,588
                                                   -----------------------------------------------------------------
        Total                                       $     45,387       $   (3,585)     $   16,237       $  58,039
                                                   =================================================================

                             Virco Mfg. Corporation

2. INVENTORIES (CONTINUED)

                                                                         JANUARY 31, 2000
                                                   ----------------------------------------------------------
                                                      MATERIAL                           LABOR,
                                                     CONTENT AT          LIFO          OVERHEAD
                                                        FIFO           RESERVE         AND OTHER      TOTAL
                                                   ----------------------------------------------------------
        Finished goods                              $    19,954      $     (964)      $   16,805    $ 35,795
        Work in process                                   5,017            (718)           4,961       9,260
        Raw materials and supplies                       12,783            (780)               -      12,003
                                                   ----------------------------------------------------------
        Total                                       $    37,754      $   (2,462)      $   21,766    $ 57,058
                                                   ==========================================================

3. NOTES PAYABLE

Outstanding balances (in thousands) for the Company's long-term debt were as follows:

                                                                         JANUARY 31
                                                                     2001           2000
                                                                 --------------------------
Revolving credit line with Wells Fargo Bank(a)                     $ 28,555      $ 38,739
Term loan with Wells Fargo Bank(a)                                   20,000             -
IRB with the City of Torrance(b)                                      4,124         5,037
Equipment credit line with GECC(c)                                    1,857         2,779
Other                                                                 1,306         1,470
                                                                 --------------------------
                                                                     55,842        48,025
Less current portion                                                 12,101         1,998
                                                                 --------------------------
                                                                   $ 43,741      $ 46,027
                                                                 ==========================

Outstanding stand-by letters of credit                             $  3,163      $  5,481

(a) A revolving credit facility with Wells Fargo Bank, amended and restated December 2000, provides a secured revolving line of credit of up to $50,000,000. The credit facility increases from $50,000,000 to $60,000,000 from May 1, 2001 to August 30, 2001 to allow for additional working capital requirements during the Company's traditional peak period. At September 1, 2001, the available commitment reduces back to $50,000,000. This is a three-year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate (9.00% at January 31, 2001). The line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus a margin of 1.25% to 1.50%. Approximately $18,282,000 was available for borrowing as of January 31, 2001.

                             Virco Mfg. Corporation

3. NOTES PAYABLE (CONTINUED)

         The Company was also extended a $30,000,000 three year fully amortizing term loan in December 2000. The term loan requires monthly interest payments and annual principal payments of $10,000,000 at January 2001, January 2002 and a final payment at January 2003. The Company made its first required principal payment in January 2001, reducing the balance to $20,000,000. The term loan carries the same interest rates as the revolving credit facility.

         On February 22, 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank. The initial notional swap amount is $30,000,000 for the period February 22, 2000 through February 28, 2001. The notional swap amount then decreases to $20,000,000 until the end of the swap agreement on March 3, 2003. The swap agreement is in consideration for a fixed rate at 7.23% plus a fluctuating margin of 1.25% to 1.50%. The revolving credit facility and the term loan with Wells Fargo Bank are subject to various financial covenants including a liquidity requirement, a leverage requirement, a cash flow coverage requirement and profitability requirements. The agreement also places certain restrictions on capital expenditures, dividends and the repurchase of the Company's common stock. The revolving credit facility and the term loan are secured by the Company's accounts receivable, inventory and equipment.

(b) Ten-year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

(c) In October 1998, the Company finalized a credit agreement with General Electric Capital Corporation (GECC) to finance the initial portion of the new business information system. This is a four-year amortizing capital lease with principal and interest (approximately 7.5%) payable of $87,500 monthly. The Company has the option of buying out the lease three years into the lease period.

                             Virco Mfg. Corporation

3. NOTES PAYABLE (CONTINUED)

Long-term debt repayments are approximately as follows (in thousands):

Year ending January 31
      2002                        $  12,101
      2003                           12,053
      2004*                          30,633
      2005                            1,055
                                  ---------
                                  $  55,842
                                  =========

    * The $28,555,000 due under Wells Fargo Bank's line of credit will be payable in the fiscal year ending January 31, 2004, if the agreement is not renewed. The Company intends to renew the agreement.

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 2001 and 2000, as the majority of the long-term debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

The Company guarantees a $1,500,000 line of credit from Wells Fargo Bank to the Virco Employee Stock Ownership Plan (ESOP). At January 31, 2001 and 2000, $696,000 and $41,000, respectively, was outstanding under the line.

4. RETIREMENT PLANS

The Company and its subsidiaries cover all employees under a noncontributory defined benefit retirement plan, the Virco Employees' Retirement Plan (the
Plan). Benefits under the Plan are based on years of service and career average earnings. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Minimum pension liability adjustments for the years 2000, 1999, and 1998 were $1,155,000, $14,000, and
$158,000 respectively (net of taxes of $716,000, $9,000 and $98,000 respectively) and are included in comprehensive income. Assets of the Plan are invested in common trust funds.

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The following table sets forth (in thousands) the funded status of the Plan at December 31, 2000 and 1999:

                                                         PENSION BENEFITS
                                                     -----------------------
                                                        2000          1999
                                                     -----------------------
Change in benefit obligation:
    Benefit obligation at beginning of year          $ 15,916     $  10,603
    Service cost                                          930           752
    Interest cost                                       1,425         1,091
    Plan amendments                                     2,384         2,992
    Actuarial loss                                        384         2,325
    Benefit paid                                       (1,604)       (1,847)
                                                     -----------------------
    Benefit obligation at end of year                $ 19,435     $  15,916
                                                     =======================

Change in plan assets:
    Fair value at beginning of year                  $ 11,657     $   9,843
    Actual return on plan assets                       (1,099)        1,867
    Company contributions                               1,239         1,794
    Benefits paid                                      (1,604)       (1,847)
                                                     -----------------------
    Fair value at end of year                        $ 10,193     $  11,657
                                                     =======================

    Funded status of plan                            $ (9,242)    $  (4,259)
    Unrecognized net transition amount                   (267)         (309)
    Unrecognized prior service cost                     4,555         2,698
    Unrecognized net actuarial loss                     5,415         2,991
                                                     -----------------------
    Net amount recognized                            $    461     $   1,121
                                                     =======================

Statements of financial position:
    Accrued benefit liability                        $ (6,718)    $  (2,278)
    Intangible asset                                    4,555         2,698
    Accumulated other comprehensive income              2,624           701
                                                     -----------------------
    Net amount recognized                            $    461     $   1,121
                                                     =======================

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

                                              2000     1999
                                             ---------------
Weighted average assumptions:
Discount rate                                8.00%     8.00%
Expected return on plan assets               9.75%     9.75%
Rate of compensation increase                5.00%     5.00%

The total pension expense for the Plan (in thousands) included the following components:

                                                   DECEMBER 31
                                           2000       1999      1998
                                         -----------------------------
Components of net cost:
    Service cost                         $   930    $   752    $   794
    Interest cost                          1,425      1,091        765
    Expected return on plan assets        (1,089)      (936)      (818)
    Amortization of transition amount        (42)       (42)       (42)
    Amortization of prior service cost       528        294         --
    Recognized net actuarial loss            148        128        134
                                         -----------------------------
    Benefit cost                         $ 1,900    $ 1,287    $   833
                                         =============================

The Company also provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan is funded by a life insurance program. The cash surrender values of the policies funding the VIP Plan were $1,977,000 and $3,405,000 at January 31, 2001 and 2000, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The following table sets forth (in thousands) the funded status of the VIP Plan at January 31, 2001 and 2000:

                                             NONQUALIFIED PENSION
                                             --------------------
                                                2000       1999
                                             --------------------
Change in benefit obligation:
    Benefit obligation at beginning of year   $ 4,004    $ 5,794
    Service cost                                  417        296
    Interest cost                                 299        254
    Plan amendments                            (1,240)    (2,519)
    Actuarial loss                              1,166        501
    Benefit paid                                 (348)      (322)
                                              ------------------
    Benefit obligation at end of year         $ 4,298    $ 4,004
                                              ==================

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

                                                NONQUALIFIED PENSION
                                             --------------------------
                                                2000             1999
                                             --------------------------
Change in plan assets:
    Company contributions                    $   348           $   322
    Benefits paid                               (348)             (322)
                                             -------------------------
    Fair value at end of year                $  --             $  --
                                             =========================

    Funded status of plan                    $(4,298)          $(4,004)
    Unrecognized prior service cost           (2,964)           (2,037)
    Unrecognized net actuarial loss            2,420             1,410
                                             -------------------------
    Accrued benefit cost                     $(4,842)          $(4,631)
                                             =========================

Statements of financial position:
    Accrued benefit liability                $(4,842)          $(4,631)
                                             -------------------------
    Net amount recognized                    $(4,842)          $(4,631)
                                             =========================

                                                2001            2000
                                             -------------------------
Weighted average assumptions:
    Discount rate                               8.00%          8.00%
    Expected return on plan assets              9.75%          9.75%
    Rate of compensation increase               5.00%          5.00%

The total plan expense for the VIP retirement plan included the following components (in thousands):

                                                             DECEMBER 31
                                                  2000           1999           1998
                                                -------------------------------------
Components of net cost:
    Service cost                                $ 417           $ 296           $ 212
    Interest cost                                 299             254             426
    Amortization of transition amount              --              --               4
    Amortization of prior service cost           (314)           (181)            111
    Recognized net actuarial loss                 157             369              65
                                                -------------------------------------
    Benefit cost                                $ 559           $ 738           $ 818
                                                =====================================

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The Company's Employee Stock Ownership Plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. One of the four investment options is the Virco Stock Fund. Shares owned by the ESOP are held by the Plan Trustee, U.S. Trust Company of California. At January 31, 2001, the Plan held 596,535 shares of Virco Stock including 539,879 shares allocated to participants' accounts. Using the January 31, 2001 closing price of $10.00, the unallocated account has 56,656 shares valued at $566,560. At January 31, 2001, the Plan had borrowed $696,000 directly from Wells Fargo Bank. This loan is secured by the unallocated shares and guaranteed by Virco. Allocated shares held by the Trust are included in shares outstanding and the related dividends are charged to retained earnings. For the fiscal years ended January 31, 2001, 2000 and 1999, there was no employer match and therefore no compensation cost to the Company.

The Company provides current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Cash surrender values of these policies, which are included in other assets in the consolidated balance sheets, were $3,550,000 and $3,551,000 at January 31, 2001 and 2000, respectively.

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pretax basis. The total participant deferrals were $1,226,000 and $976,000 for the years ended January 31, 2001 and 2000, respectively.

The Company maintains a Rabbi Trust to hold assets related to the VIP Retirement Plan, the Dual Option Life Insurance Plan, and the Deferred Compensation Plan. Substantially all assets funding these Plans are held in the Rabbi Trust.

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS

The Company's two stock plans are the 1997 Employee Incentive Plan (the 1997
Plan) and the 1993 Employee Incentive Stock Plan (the 1993 Plan). Under these stock plans, the Company may grant an aggregate of 1,183,565 shares (as adjusted for the stock split and stock dividends) to its employees in the form of stock options. Non-employee directors automatically receive a grant for options to purchase 1,000 shares of common stock on the first business day following each annual meeting of the Company's stockholders. Subsequent to the year ended January 31, 2001, this was increased to 2000 shares.

                             Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS (CONTINUED)

As of January 31, 2001, 252,900 shares remain available for future grant. Options granted under the plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period. During the year, certain optionees satisfied the exercise price of their options by exchanging shares already owned rather than paying cash. As a result, 983 and 8,791 shares were recorded as treasury stock for the years ended January 31, 2001 and 2000, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following ranges of weighted-average assumptions: risk-free interest rates of 4.83% to 6.26%; dividend yield of 0.10% to 0.98%; volatility factor of the expected market price of the Company's common stock of
0.26 to 0.39; and a weighted-average expected life of the option of five years.

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

                                                  YEAR ENDED JANUARY 31
                                            2001          2000           1999
                                         --------------------------------------
Pro forma net income                      $  3,914     $   9,698       $ 17,401
Pro forma net income per share -
    assuming dilution                     $    .34     $     .83       $   1.43

                             Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS (CONTINUED)

A summary of the Company's stock option activity, and related information for the years ended January 31 follows:

                                                          2001                      2000                          1999
                                             --------------------------------------------------------------------------------------
                                                               WEIGHTED-                  WEIGHTED-                      WEIGHTED-
                                                                AVERAGE                    AVERAGE                        AVERAGE
                                                                EXERCISE                  EXERCISE                       EXERCISE
                                               OPTIONS           PRICE       OPTIONS        PRICE         OPTIONS          PRICE
                                             --------------------------------------------------------------------------------------

Outstanding at beginning
    of year                                      635,511      $  10.85       562,452     $     7.80         671,268     $   7.09
        Granted                                    5,500         11.38       141,570          13.36          75,928        15.47
        Exercised                                (50,368)         5.61       (68,511)          3.39        (184,744)        3.83
                                             ---------------              ------------                 -------------
Outstanding at end of year                       590,643         11.30       635,511          10.85         562,452         9.31
                                             ===============              ============                 =============
Exercisable at end of year                       493,525         10.77       530,978          10.50         424,745         8.46

Weighted-average fair value of options
    granted during the year                  $      3.96                    $   5.64                       $   6.36

The data included in the above table have been retroactively adjusted, if applicable, for stock dividends and the stock split.

Information regarding stock options outstanding as of January 31, 2001, is as follows:

                 OPTIONS OUTSTANDING                                                      OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------------------
                                           WEIGHTED AVERAGE
                                         REMAINING CONTRACTUAL   WEIGHTED AVERAGE                     WEIGHTED AVERAGE
    PRICE RANGE        NUMBER OF SHARES          LIFE             EXERCISE PRICE   NUMBER OF SHARES    EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------------
 $     2.27-7.70             240,834            1.72 years          $ 5.24               227,266           $  5.10
     10.34-15.29             223,464            7.66                 13.90               141,911             13.31
     18.22-19.44             126,345            6.01                 18.25               124,348             18.23
                             -------                                                     -------
                             590,643            4.89                 11.30               493,525             10.77
                             =======                                                     =======

                             Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS (CONTINUED)

On October 15, 1996, the board of directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($25.05, as adjusted for the stock split and stock dividend), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the board of directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (399,300 shares as adjusted by the stock split and stock dividend) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

6. PROVISION FOR INCOME TAXES

The Company uses the liability method to determine the provision for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

                                                    JANUARY 31
                                          2001        2000        1999
                                         ---------------------------------

Statutory                                  34.0%       35.0%       35.0%
State taxes (net of federal tax)            3.2         3.1         3.2
Nondeductible expenses                      1.1         1.0          .8
                                         ---------------------------------
                                           38.3%       39.1%       39.0%
                                         =================================

                             Virco Mfg. Corporation

6. PROVISION FOR INCOME TAXES (CONTINUED)

Significant components of the provision for income taxes (in thousands) attributes to income before income taxes and cumulative effect of the accounting change are as follows:

                                                   JANUARY 31
                                        2001          2000            1999
                                     ---------------------------------------
Current:
    Federal                          $   2,690     $   2,952      $   9,425
    State                                  390           840          1,427
                                     ---------------------------------------
                                         3,080         3,792         10,852
Deferred:
    Federal                               (350)        2,347            376
    State                                  (57)          388             44
                                     ---------------------------------------
                                          (407)        2,735            420
                                     ---------------------------------------
                                     $   2,673     $   6,527      $  11,272
                                     =======================================

Deferred tax assets and liabilities (in thousands) are comprised of the following:

                                                         JANUARY 31
                                                   2001            2000
                                              -------------------------------
Deferred tax assets:
    Accrued vacation and sick leave           $     1,242      $    1,179
    Retirement plans                                2,678           2,017
    Insurance reserves                              1,410           1,371
    Inventory                                         322             196
    Other                                             216             339
                                              -------------------------------
                                                    5,868           5,102

Deferred tax liabilities:
    Tax in excess of book depreciation              4,381           3,654
    Capitalized software development costs          4,240           4,608
                                              -------------------------------
                                                    8,621           8,262
                                              -------------------------------
Net deferred tax liability                    $    (2,753)     $   (3,160)
                                              ===============================

                             Virco Mfg. Corporation

7. COMMITMENTS

The Company has long-term leases on real property and equipment, which expire at various dates. Certain of the leases contain renewal, purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 2001, are as follows:

Year ending January 31
            2002                      $     9,250
            2003                            9,784
            2004                            7,633
            2005                            6,143
            2006                            3,142
            Thereafter                      1,301
                                      -----------
                                      $    37,253
                                      ===========

Rent expense relating to operating leases was as follows (in thousands):

Year ending January 31
            2001                      $    12,937
            2000                           10,516
            1999                            9,438

The Company leases machinery and equipment from GECC under a 10-year operating lease arrangement. The total amount of machinery and equipment leased in 2000 and 1999 was $0 and $8,800,000, respectively. The Company has the option of buying out the leases three to five years into the lease period.

Minimum future lease-receipts (in thousands) for leases relating to properties owned or subleased as of January 31, 2001 are as follows:

Year ending January 31
            2002                         $    730
            2003                              572
            2004                              572
            2005                              572
            2006                              525
            Thereafter                      2,623
                                         --------
                                         $  5,594
                                         ========

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

The Company is subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At January 31, 2001 and 2000, there are no required reserves for such environmental contingencies.

The Company has a self-insured retention for product and general liability losses up to $100,000 per occurrence. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $30,000,000. The Company has obtained an actuarial estimate of its total expected future losses for liability claims and recorded the net present value of $3,657,000 at January 31, 2001, based upon the Company's estimated payout period of four years using a 10% discount rate.

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

9. GAIN ON SALE OF ASSETS AND OTHER INCOME

On April 25, 2000, the Company completed the sale of its Torrance, California, warehouse, which was held as rental property. The Company received $9,385,000 in cash and recorded a $7,945,000 pre-tax gain on disposition during the quarter ended April 30, 2000.

                             Virco Mfg. Corporation

9. GAIN ON SALE OF ASSETS AND OTHER INCOME (CONTINUED)

In October 2000, the Company entered into a confidential settlement of a dispute involving past services related to the installation of non-manufacturing equipment for which it received a final cash payment in November 2000. This payment is a non-recurring amount unrelated to the Company's ongoing operations. In the third quarter ended October 31, 2000, the Company recognized $4,052,000 in other income from this settlement.

                             Virco Mfg. Corporation

10. QUARTERLY RESULTS (UNAUDITED)

The Company's quarterly results for the years ended January 31, 2001 and 2000, are summarized as follows (in thousands, except per share data):

                                                                           PREVIOUSLY                  PREVIOUSLY
                                                                            REPORTED      RESTATED      REPORTED      RESTATED
                                                                            APRIL 30    APRIL 30(1,3)    JULY 30    JULY 30(1,3)
                                                                          -------------------------------------------------------
 Year ended January 31, 2001:
    Net sales(3)                                                          $  46,258      $  46,432     $    98,917    $ 96,578
    Gross profit(3)                                                          14,106         14,481          32,144      31,768
    Income (loss) before cumulative effect of accounting change               2,607          2,617           4,757       4,262
    Cumulative effect of accounting change, net of tax:
        Revenue recognition(1)                                                    -           (297)              -           -
    Net income (loss)                                                         2,607          2,320           4,757       4,262

    Per common share(2):
        Income (loss) before cumulative effect of accounting changes:
           Basic                                                               0.23           0.23            0.42        0.38
           Assuming dilution                                                   0.23           0.23            0.41        0.37
        Net income:
           Basic                                                               0.23           0.20            0.42        0.38
           Assuming dilution                                                   0.23           0.20            0.41        0.37

 Year ended January 31, 2000:
    Net sales(3)                                                             37,479         37,681          88,224      88,700
    Gross profit(3)                                                          11,361         11,563          30,468      30,944
    Net (loss) income                                                        (1,965)        (1,965)          6,527       6,527
    Net (loss) income per common share(2):
           Basic                                                              (0.17)         (0.17)           0.57        0.57
           Assuming dilution                                                  (0.17)         (0.17)           0.56        0.56


                                                                             PREVIOUSLY
                                                                              REPORTED      RESTATED
                                                                             OCTOBER 31  OCTOBER 31(1,3)   JANUARY 31
                                                                            ------------------------------------------
 Year ended January 31, 2001:
    Net sales(3)                                                            $  95,866      $  99,016       $ 45,316
    Gross profit(3)                                                            28,316         29,593          7,735
    Income (loss) before cumulative effect of accounting change                 4,240          4,713         (7,279)
    Cumulative effect of accounting change, net of tax:
        Revenue recognition(1)                                                      -              -              -
    Net income (loss)                                                           4,240          4,713         (7,279)

    Per common share:
        Income (loss) before cumulative effect of accounting changes(2):
           Basic                                                                 0.37           0.42          (0.64)
           Assuming dilution                                                     0.37           0.41          (0.64)
        Net income:
           Basic                                                                 0.37           0.42          (0.64)
           Assuming dilution                                                     0.37           0.41          (0.64)

 Year ended January 31, 2000:
    Net sales(3)                                                               93,895         94,401         47,297
    Gross profit(3)                                                            33,683         34,189         16,136
    Net (loss) income                                                           6,414          6,414           (810)
    Net (loss) income per common share(2):
           Basic                                                                 0.56           0.56          (0.07)
           Assuming dilution                                                     0.55           0.55          (0.07)

                             Virco Mfg. Corporation

                                                                       PREVIOUSLY                   PREVIOUSLY
                                                                        REPORTED      RESTATED       REPORTED       RESTATED
                                                                        APRIL 30     APRIL 30(1,3)    JULY 30     JULY 30(1,3)
                                                                      --------------------------------------------------------
    Pro forma amounts assuming the accounting change is
       applied retroactively:
    Net (loss) income                                                  $   (1,899)  $         -     $     5,950    $        -
    Net (loss) income per common share:
           Basic                                                            (0.17)                         0.52
           Assuming dilution                                                (0.17)                         0.51


                                                                       PREVIOUSLY
                                                                        REPORTED       RESTATED
                                                                       OCTOBER 31    OCTOBER 31(1,3)   JANUARY 31
                                                                      --------------------------------------------
    Pro forma amounts assuming the accounting change is
       applied retroactively:
    Net (loss) income                                                 $     6,839      $       -       $   (705)
    Net (loss) income per common share:
           Basic                                                             0.60                         (0.06)
           Assuming dilution                                                 0.59                         (0.06)


(1) During the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Pursuant to Financial Accounting Standards Board Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," effective February 1, 2000, the Company recorded the cumulative effect of the accounting change and accordingly, the quarterly information for the first three quarters of 2000 which had been previously reported has been restated. No restatement of 1999 information was necessary.
(2) Net income per share has been adjusted to reflect the 10% stock dividends declared in August 2000 and 1999.
(3) Net sales and gross profit have been adjusted to reflect reclassifications to conform to the presentation required by EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which the Company adopted during the fourth quarter for the year ended January 31, 2001.

                     VIRCO MFG. CORPORATION AND SUBSIDIARIES

          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

         FOR THE YEARS ENDED JANUARY 31, 1999, 2000 AND 2001 (In Thousands)


                   Col. A                         Col. B                          Col. C                         Col. D
                                                                                 Additions
                Description           Balance at Beginning of Period   Charged to Costs and Expenses   Charged to Other Accounts
                -----------           ------------------------------   -----------------------------   -------------------------

Allowance for Doubtful Accounts:

Year Ended:

January 31, 1999                                  $ 100                            $ 530

January 31, 2000                                  $ 200                            $ 188

January 31, 2001                                  $ 200                            $ 156


             Col. A                         Col. E                      Col. F


          Description                Deductions from Reserves   Balance at Close of Period
          -----------                ------------------------   --------------------------

Allowance for Doubtful Accounts:

Year Ended:

January 31, 1999                            $ 430 (1)                      $ 200

January 31, 2000                            $ 188 (1)                      $ 200

January 31, 2001                            $ 156 (1)                      $ 200





(1) Uncollectible accounts written off, net of recoveries.