Form 10-K, Exhibit 13
period 2002-01-31
VIRCO MFG CORPORATION
filed 2002-05-01
CIK 751365

                                                                    EXHIBIT 13.1

MANAGEMENT'S STATEMENT

The financial statements of Virco Mfg. Corporation were prepared by management, which is responsible for the integrity and objectivity of the financial information presented, including amounts that must necessarily be based on judgments and estimates. The statements were prepared in conformity with accounting principles generally accepted in the United States, and in situations where acceptable alternative accounting principles exist, management selected the method that it believed was most appropriate in the circumstances.

Virco depends upon the Company's system of internal controls in meeting its responsibilities for reliable financial statements. This system is designed to be cost-effective while providing reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these controls.

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

Based on a review and discussions of the Company's 2001 audited consolidated financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's 2001 audited consolidated financial statements be included in the Company's annual report on Form 10-K. The Board of Directors concurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed herein, in Item 1, and elsewhere in this report on Form 10-K, that could cause actual results to differ materially from historical results or those anticipated. In this report, words such as "anticipates," "believes," "expects," "future," "intends," "plans," "potential," "may," "could" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of Virco's financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Virco management to make estimates and judgments that affect the Company's reported assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates such estimates, including those related to allowance for doubtful accounts, valuation of inventory including LIFO reserves, self-insured retention for products and general liability insurance, self-insured retention for workers compensation insurance, liabilities under defined benefit and other compensation programs, and estimates related to deferred tax assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Factors that could cause or contribute to these differences include the factors discussed above under Item 1, Business, and elsewhere in this report on Form 10-K. Virco's critical accounting policies are as follows:

Revenue Recognition: Effective February 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Under the new accounting method adopted, the Company recognizes all sales when title passes under its various shipping terms. The Company reports sales as net of sales returns and allowances.

Allowances for Doubtful Accounts: Considerable judgment is required when assessing the ultimate realization of receivables, including assessing the probability of collection, current economic trends, historical bad debts and the current creditworthiness of each customer. The Company maintains allowances for doubtful accounts that may result from the inability of our customers to make required payments. The primary reason that Virco's allowance for doubtful accounts represents such a small percentage of accounts receivable is that a large portion of the accounts receivable are attributable to low-credit-risk governmental entities, giving Virco's receivables a high degree of collectability.

Inventory Valuation: The Company uses the LIFO method of accounting for the material component of inventory. The Company maintains allowances for estimated obsolete inventory to reflect the difference between the cost of inventory and the estimated market value. If market conditions are less favorable than those anticipated by management, additional allowances may be required.

Self-Insured Retention: For 2001, the Company was self-insured for Product Liability losses up to $100,000 per occurrence. The Company obtains annual actuarial estimates of total expected future losses for liability claims and records the net present value of losses.

Defined Benefit Obligations: The Company has three defined benefit plans, the Virco Employees Retirement Plan, the Virco Important Performers (VIP) Plan and the Non-Employee Directors Retirement Plan, which provide retirement benefits to employees and outside directors. Virco discounts the pension obligations under the plans using a 7.75% discount rate and estimating an 8.00% return on plan assets. The Company obtains annual actuarial valuations for all three plans. Although the Company does not anticipate any change in these rates in the coming year, any change would not have a significant effect on the Company's financial position, results of operations or cash flows.

Deferred Tax Assets and Liabilities: The Company has not provided an allowance against the deferred tax assets recorded in the financial statements. The Company had a net deferred tax liability of $590,000 at January 31, 2002. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

RESULTS OF OPERATIONS (2001 VS. 2000)

For the year ended January 31, 2002, the Company had a modest net income of $246,000 on net sales of $257,462,000 compared to a net income of $4,016,000 on net sales of $287,342,000 in the same period last year. Prior year results included a pre-tax gain of $7,945,000 on the sale of real estate and other income of $4,052,000 related to the settlement of a dispute. The settlement was a non-recurring payment unrelated to the Company's ongoing operations. Earnings were $0.02 per share for the year ended January 31, 2002, compared to $0.32 in the same period last year, after giving effect to the 10% stock dividend declared August 21, 2001. For 2001, furniture operations provided net income of $246,000 on net sales of $257,462,000. This compares to a loss on furniture operations of $3,391,000 (which excludes the one-time items mentioned above) on substantially higher sales of $287,342,000 in fiscal 2000. In addition, cash flow from operations reached a historical high of $35,037,000, due largely to a $19,356,000 reduction in inventories made possible by our Assemble-to-Ship Program and the decrease in net sales due to the lingering effects of a decline in the commercial furniture market.

Sales

In recent years, Virco's sales force has been organized into two groups, "Education" and "Commercial". During November of 2001, the Company announced a reorganization of the sales force. Instead of having two representatives pursuing separate customers within the same geographical territory, Virco now has only one National Sales Group. It became increasingly clear that the needs of Virco's commercial and educational customers were evolving towards greater similarity and that combining the Company's sales efforts would allow individual representatives to plow more deeply in a smaller field. In addition, Virco also established a Corporate Sales Group to pursue wholesalers, mail order accounts and national chains where management believes that it would be more efficient to have a single sales representative or group approach such persons, as they tend to have needs that transcend the geographic boundaries established for our local accounts.

By traditional measures, Virco's 2001 results may not look impressive, but viewed in the context of the worst recorded recession in recent history of the commercial furniture industry, management is reasonably satisfied. As a group, the members of BIFMA (the Business and Institutional Manufacturer's Association) reported a sales decline of 17.4% for calendar 2001, with an even more dramatic 29.2% decline in the fourth quarter. This compares with only a 10.4% decline at Virco. The Company's core public school customers appear to have been affected less by the overall recession. Sales to public schools declined modestly during 2001, but management believes that many of them will be functioning under reduced budgets next year. Commercial sales were substantially less than the prior year, more closely reflecting the statistical results recorded by BIFMA. The reduction in commercial sales experienced in the recent year is expected to continue in the next fiscal year. Virco's quarterly reports on Form 10-Q and related press releases will provide updated information on order volume.

Because of the recession in the furniture industry, the Company experienced substantial price competition in its primary markets. During 2001, the Company adhered to a policy of turning down low margin and unprofitable business. Although this policy had an adverse effect on unit volume, the Company achieved a net increase in selling prices. Consequently, the gross margin percentage for the year increased modestly compared to 2000, despite unfavorable manufacturing variances related to reductions in production levels.

Subsequent to year end, Virco signed a letter of intent to purchase the assets of Furniture Focus, a reseller that offers complete package solutions for the Furniture, Fixtures and Equipment (FF&E) segments of bond-funded public school construction projects. We expect the acquisition to add between $5,000,000 and $7,000,000 in sales over the remainder of fiscal 2002.

Cost of Sales

Virco began 2001 with a plan to reduce inventory levels and to implement the Assemble-to-Ship (ATS) model. The effect of the reduction in sales volume, combined with management's decision to implement the ATS model to reduce inventories, resulted in a substantial reduction in production hours. In effort to match spending to the lower levels of output, Virco reduced headcount, capital expenditures, and other discretionary spending. Despite reductions in spending, the Company incurred increased manufacturing variances compared to the prior year. These variances were more than offset by the effects of reduced costs for certain raw materials, and an increase in selling prices. The net effect was a modest increase in gross margins for the year.

In 2002, the Company intends to more fully implement the ATS model and further reduce levels of inventory. The intended reduction in inventory will not be as significant as achieved in 2001. Production levels, which will vary depending upon selling volumes, are anticipated to be approximately level with the prior year.

Inflation rates did not have a significant net impact on the Company's cost of sales in 2001. Material costs decreased, offset by increased costs for certain utilities and employee benefits. The Company anticipates upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy, and benefits in the coming year and others. For more information, please see the section entitled "Inflation and Future Change in Prices" in the Management's Discussion and Analysis section contained in Virco's Annual Report to Shareholder for the year ended January 31, 2002.

Selling, General and Administrative and Others

Selling, general and administrative expense for the year ended January 31, 2002, decreased by approximately $11,376,000 compared to the same period last year. These costs decreased both in absolute dollars and as a percentage of sales. Freight costs declined by approximately $3,500,000 due to a reduction in selling volume, and were slightly lower as a percentage of sales. Other SG&A costs were lower in absolute dollars and as a percentage of sales due to reductions in staffing, reduced sales incentives, and other reductions in spending, including a temporary 10% reduction in salaries and wages during the fourth quarter.

Interest expense was approximately $400,000 less than in the prior year due to reduced levels of borrowing and lower interest rates. The Company expects to continue to reduce borrowing levels in 2002. The Company has entered into a swap agreement with Wells Fargo Bank, which has the effect of establishing a fixed rate of interest for $20,000,000 of loans for both 2001 and 2002. The balance of borrowing is based upon LIBOR, and will fluctuate with the market rate of interest.

In the current year, Virco realized an $86,000 loss on disposition of fixed assets. This compares to a gain on sale of assets of approximately $7,667,000 in the prior year, and a prior year pre-tax gain of $4,052,000 on a settlement.

RESULTS OF OPERATIONS (2000 VS. 1999)

Sales

For the year ended January 31, 2001, sales increased 7.2% to $287,300,000, compared to $268,100,000 for the same period last year. Approximately 90% of the increase in sales for the year ended January 31, 2001, was from education sales, with the balance from commercial sales. The increase in revenues was attributable to the Company pursuing an aggressive pricing policy during the educational bidding season of late 1999/early 2000. The attained sales growth was substantially less than the Company had planned to achieve with this pricing strategy.

Education sales, which were primarily composed of sales to publicly funded K-12 schools and represent 64% of corporate revenues, increased by $17,300,000 to $184,100,000 from $166,800,000 in the prior year. Sales of our newer computer furniture, Plateau(R) tables, Core-a-Gator(R) lightweight folding tables, mobile tables and mobile cabinets improved, as did many of our older product lines. Due to aggressive pricing, the sales increase was achieved primarily by unit volume, not price increases.

Virco's commercial sales included private schools, pre-schools, churches, convention centers, agencies at city, county, state and federal levels, furniture distributors, retailers and catalog retailers. Commercial sales, which represented 36% of corporate revenues, increased by $1,900,000 to $103,200,000 from $101,300,000 in the prior year. The breadth of Virco's product line for target niche markets, and the continuing success of its Quick Ship stocking program favorably affected sales for the commercial sales channels.

Cost of Sales

During the 1999 fiscal year, the Company initiated production at a new manufacturing plant and implemented a new enterprise resources planning system. The combined effect of these two significant events resulted in inadequate levels of customer service during the summer of 1999. In addition, the new manufacturing facility provided the Company with enhanced capacity to support a substantial sales increase. In order to address both of these concerns, the Company pursued two objectives in 2000 which adversely affected gross margins. The first objective was to substantially improve the level of customer service by increasing the stocking plan for inventories to ensure better service during the summer delivery season. The second objective was to increase sales and utilize the new factory capacity through aggressive pricing. To support these two objectives, the Company ran its factories at high levels of output for the first eight months of the year in order to build to the enhanced stocking plan and in anticipation of increased sales. The aggressive pricing strategy did increase sales, but not to the extent anticipated. In order to return inventories to more normal levels, the Company significantly reduced production in the third and fourth quarters, resulting in unfavorable manufacturing variances. The Company reduced its work force and spending in the fourth quarter, but not in time to prevent the decline in manufacturing efficiency related to the sharply curtailed production levels. The aggressive pricing strategy affected the entire sales volume, not only at the margin, and the Company experienced a slight reduction in prices for the year, while absorbing cost increases related to some materials, labor and benefit costs, and additional capacity from the plant expansion. As a result of the events described above, gross profits for the year ended January 31, 2001, as a percent of sales, decreased by 5.5% to 29.1% from 34.6% in the prior year.

Selling, General and Administrative

Selling, general and administrative expense for the year ended January 31, 2001, increased both in total dollars and as a percentage of sales compared to the same period last year. The higher selling, freight and warehousing expense was primarily attributable to growth in unit sales volume, increased freight rates, costs incurred during the consolidation of our Conway warehouses, and reduction in selling prices, which increased these costs as a percentage of sales. The increase in general and administration expense was primarily attributable to greater depreciation expense, as well as system maintenance services, training costs and other expenses relating to the implementation of sales force automation, a business-to-business website, and an upgrade of the Company's SAP enterprise resource planning system

In December, the Company announced a corporate reorganization and reduction in force. As part of this reorganization, the Company reduced its workforce by 141 employees. This reduction was distributed proportionately among managerial, administrative, and support positions at both divisions and at the Corporate headquarters. The reduction in force did not include any direct labor. In the fourth quarter, the Company incurred approximately $1,500,000 in severance costs related to this reduction in force.

Interest expense increased by $2,577,000 for the year ended January 31, 2001, compared to the same period last year. This was attributable to increases in interest rates during the year and a larger average borrowing balance due to increased levels of inventory and the completion of the Company's capital expansion in Conway, Arkansas.

During 2000, the Company benefited from two one-time events which favorably affected income. In the first quarter the Company sold a warehouse located in Torrance, California, that had been held as rental property. The sale resulted in a pre-tax gain of approximately $7,945,000. In the third quarter, the Company realized a $4,052,000 pre-tax gain from a settlement of certain claims.

LIQUIDITY AND CAPITAL RESOURCES

Virco addresses liquidity and capital requirements in the context of short-term seasonal requirements and the long-term capital requirements of the business. The Company's core business of selling furniture to publicly funded educational institutions is extremely seasonal. The seasonal nature of this business permeates most of Virco's operational, capital, and financing decisions.

The Company's working capital requirements during and in anticipation of the peak summer season require management to make estimates and judgments that affect our assets, liabilities, revenues and expenses. Virco's management expends a significant amount of time during the year, and especially in the first quarter, developing a stocking plan and estimating the number of employees, the amount of raw materials, and the types of components and products that will be required during the peak season. If management underestimates any of these requirements, Virco's ability to timely meet customer orders or to provide adequate customer service may be diminished. If management overestimates any of these requirements, the Company may be required to absorb higher storage, labor and related costs, each of which may affect profitability. On an ongoing basis, management evaluates such estimates, including those related to market demand, labor costs, and inventory levels, and continually strives to improve Virco's ability to correctly forecast business requirements during the peak season each year.

As part of Virco's efforts to address seasonality, financial performance and quality without sacrificing service or market share, management has been refining the Company's ATS operating model. ATS is Virco's version of mass-customization, which assembles standard, stocked components into customized configurations before shipment. The Company's ATS program reduces the total amount of inventory and working capital needed to support a given level of sales. It does this by increasing the inventory's versatility, delaying costly assembly until the last moment, and reducing the amount of warehouse space needed to store finished goods.

In addition, Virco finances its largest balance of accounts receivable during the peak season. This occurs for two primary reasons. First, accounts receivable balances naturally increase during the peak season as shipments of products increase. Second, many customers during this period are government institutions, which tend to pay accounts receivable more slowly than commercial customers.

As the capital required for this summer season generally exceeds cash available from operations, Virco has historically relied on third party bank financing to meet seasonal cash flow requirements. Virco has established a long-term relationship with its primary lender, Wells Fargo Bank. On an annual basis, the Company prepares a forecast of seasonal working capital requirements, and renews its revolving line of credit. For the next fiscal year, we have entered into a revolving credit facility with Wells Fargo Bank, amended and restated March 2002, but effective at January 31, provides a secured revolving line of credit that varies from $40,000,000 to $70,000,000. This credit facility is intentionally structured to provide additional working capital during the Company's traditional peak period. At October 1, 2002, the available commitment reduces to $40,000,000. This is a three-year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a fluctuating margin of 0.25% to 0.50% (4.75% at January 31, 2002). The line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus a fluctuating margin of 1.50% to 2.50%. Approximately $25,175,000 was available for borrowing as of January 31, 2002.

In addition to short-term liquidity considerations, the Company continually evaluates long-term capital requirements. In 1997, the Company initiated two large capital projects, which had significant cash flow effects on the 1998, 1999, and 2000 fiscal years. The first project was the implementation of the SAP enterprise resources planning system, initiated in October 1997. The Company went live with the new system in March 1999, implemented a business-to-business website along with sales force automation in the first quarter of 2000, and upgraded to the most current version of SAP in the fourth quarter of 2000. General Electric Capital Corporation (GECC) financed the initial portion of this project under a lease arrangement, which is treated as a capital lease for book purposes and an operating lease for tax purposes. As of January 31, 2002, the Company had expended $13,100,000 relating to this project. Capital and training costs not funded by the lease are financed by cash flows from operations and from the loan facility with Wells Fargo Bank.

The second project was the expansion and re-configuration of the Conway, Arkansas, manufacturing and distribution facility. During the fourth quarter of 1997, the Company expended approximately $1,200,000 to acquire roughly 70 acres of land for the expansion. In 1998, the Company expended approximately $20,600,000 to buy an additional 30 acres of land, initiate construction of a 400,000 sq. ft. manufacturing facility and purchase production equipment for the Conway, Arkansas location. During 1999, the Company expended approximately $29,200,000 to complete construction of the factory, purchase additional production equipment, construct and complete the first 400,000 sq. ft. segment of the planned 800,000 sq. ft. distribution facility, and initiate the construction of a second 400,000 sq. ft. segment of that facility. In 2000, the Company expended approximately $15,974,000 to complete the expansion and to acquire high-density racking and material handling systems. To finance this project, the Company borrowed

$30,000,000 from Wells Fargo Bank that was scheduled to be repaid in three annual $10,000,000 installments, the first of which was paid on January 31, 2001; moreover, as explained below, the Company paid off the entire balance of this loan prior to January 31, 2002. In addition to the loan from Wells Fargo, the Company acquired equipment with operating leases from GE Capital, and used operating cash flow.

As phases of the Conway expansion were completed, the Company was able to vacate several leased warehouses, sell a small production facility, and convert a second production facility into a warehouse. In addition, Virco sold a warehouse located in Torrance, California, which had been held as rental property.

Upon the completion of these substantial capital projects, the Company significantly reduced capital spending in 2001, with depreciation expense exceeding capital spending by approximately $10,584,000. Management intends to limit future capital spending until growth in sales volume fully utilizes the new plant and distribution capacity. The Company has established a goal of limiting capital spending to between $5,000,000 to $7,000,000 for 2002, which is approximately one-half of anticipated depreciation expense. Subsequent to year-end, the Company entered into an agreement to purchase the assets of Furniture Focus Corporation for $2,400,000. The $2,400,000 purchase price is included in the $5,000,000 to $7,000,000 the Company has budgeted for capital expenditures.

In the fourth quarter of 2001, primarily due to the reduction in inventory related to the implementation of the previously described ATS model and the reduced levels of capital expenditures, Virco was able to pay off the $20,000,000 balance on the loan facility with Wells Fargo Bank which was used to finance the Conway expansion.

The Company is currently marketing three properties for sale or lease, which have a cumulative estimated market value of approximately $8,000,000. One of these properties, a former production facility in Conway, Arkansas, is currently being utilized as a finished goods warehouse. A second property, located in Los Angeles, California, is vacant. The third property, a former production facility located in Newport, Tennessee, has been leased to a third party who has an option to purchase the property at any time during the first three years of the lease.

In April 1998, the Board of Directors approved a stock buy-back program giving authorization to buy back up to $5,000,000 of Company stock. The authorization of this stock buy-back program was increased to $7,000,000, $14,000,000 and $20,000,000 in January 1999, April 1999 and December 2001, respectively. As of the end of January 2002 and 2001, the Company had repurchased approximately 884,000 and 690,000 shares at a cost of approximately $13,505,000 and $11,539,000 respectively. The Company intends to continue buying back shares of Virco common stock as long as the Company feels the shares are undervalued and either operating cash flow or borrowing capacity under the Wells Fargo Bank line is available.

Management believes cash generated from operations and from the previously described sources will be adequate to meet its capital requirements.

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

In 2001, the Company was self-insured for Product Liability losses up to $100,000 per occurrence. For the insurance year beginning April 1, 2002, the Company is self-insured for Products and General Liability losses up to $250,000 per occurrence and a Workers Compensation deductible of $200,000 per occurrence. In prior years the Company has been self-insured for Workers Compensation, Automobile, Product, and General Liability losses. The Company has purchased insurance to cover losses in excess of the self-insured retention or deductible up to a limit of $30,000,000. In 1993, the Company initiated a program to reduce product liability losses and to more aggressively litigate product liability cases. This program has continued through 2001 and has resulted in reductions in litigated product liability cases. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates in the U.S. did not have a significant net impact on the Company's operating results for the fiscal year just ended. Material costs decreased, offset by increased costs for certain utilities and employee benefits. The Company anticipates upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy and employee benefits in the coming year. In April 2002, under section 201 steel sanction, a 30% tariff was imposed on imported steel. In addition, domestic steel manufacturers have filed a dumping claim against certain international suppliers. The effect of these actions could cause the Company to incur at least $2,000,000 of incremental steel costs in year 2002. Total material costs for 2002, as a percentage of sales, could be higher than in 2001. However, no assurance can be given that the Company will experience stable, modest or substantial increases in prices in 2002. The Company is working to control and reduce costs by improving production and distribution methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components.

The Company uses the LIFO method of accounting for the material component of inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. In 2001, the Company significantly reduced its expenditures for capital assets, but in the prior three fiscal years (1998, 1999, and 2000) the Company made the significant fixed asset acquisitions described above. The assets acquired result in higher depreciation charges, but due to technological advances should result in operating cost savings and improved product quality. In addition, some depreciation charges will be offset by a reduction in lease expense.

The Company is also subject to interest rate risk related to its $28,708,000 of borrowings as of January 31, 2002, and any seasonal borrowings used to finance additional inventory and receivables during the summer. Fluctuating interest rates may adversely affect the Company's results of operations and cash flows related to its variable rate bank borrowings. Accordingly, a 100 basis point upward fluctuation in the lender's base rate would cause the Company to incur additional interest charges of approximately $476,000 for the twelve months ended January 31, 2002. The Company would benefit from a similar interest savings if the base rate were to fluctuate downward by a like amount.

In February 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank to reduce exposure due to changes in interest rates. The initial notional swap amount is $30,000,000 for the period February 22, 2000, through February 28, 2001. The notional swap amount then decreased to $20,000,000 until the end of the swap agreement, March 3, 2003. Under this agreement, interest is payable monthly at 7.23% plus a fluctuating margin of 1.50% to 2.50%. At January 31, 2002, the carrying value approximated the fair value of $1,103,000. During the year ended January 31, 2002, the Company recorded an additional loss amount of $662,000 (net of an applicable income tax benefit of $441,000) in other comprehensive loss in order to account for the change in fair value. The fair value of the swap is estimated on pricing models using current assumptions.

FINANCIAL STRATEGY

Virco's financial strategy is to continue to increase levels of profitability by targeting specific profitable market segments and customers. The Company has organized its sales force, developed products, and acquired production and distribution facilities for the specific needs of these customers. During the fiscal years 1998, 1999, and 2000, the Company made significant capital expenditures to support future sales growth in these targeted markets. For the next several years, the Company intends to increase sales to these markets, and to service these sales without making further significant investments in facilities or working capital.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes Accounting Principles Board Opinion No. 17. SFAS No. 141 is effective for any business combination completed subsequent to June 30, 2001, and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill deemed to have an indefinite life will no longer be amortized and will be subjected to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Accordingly, the Company will apply the provisions of SFAS No. 141 should it enter into any business combinations. The Company believes SFAS No. 142 will not have a significant effect on the Company's financial position, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires such obligations and costs to be recognized at fair value in the period in which they are incurred. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, although earlier application is encouraged. The Company expects to adopt SFAS No. 143 as of February 1, 2003, and has not yet determined what impact, if any, the adoption of the Statement will have on the Company's financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of February 1, 2002, and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

in thousands except per share data                   2001            2000            1999          1998         1997
----------------------------------                ---------      -----------      ---------     ---------     ---------
SUMMARY OF OPERATIONS

Net sales(4)(5)                                   $ 257,462      $   287,342      $ 268,079     $ 275,096     $ 259,586

Net income before cumulative effect of
change in accounting principle                    $     246      $     4,313      $  10,166     $  17,630     $  13,852

Cumulative effect of change in accounting
principle, net of $191 tax benefit(5)                                   (297)
                                                  ---------      -----------      ---------     ---------     ---------
Net income                                        $     246      $     4,016      $  10,166     $  17,630     $  13,852
                                                  =========      ===========      =========     =========     =========
Per share data

Income before cumulative effect of change in accounting principle(1)

           Basic                                  $    0.02      $      0.34      $    0.81     $    1.35     $    1.06
           Assuming dilution                           0.02             0.34           0.79          1.32          1.04

Cumulative effect of change in
accounting principle(1)
           Basic                                         --            (0.02)            --            --            --
           Assuming dilution                             --            (0.02)            --            --            --

Net income(1)
           Basic                                       0.02             0.32           0.81          1.35          1.06
           Assuming dilution                           0.02             0.32           0.79          1.32          1.04

Pro forma amounts assuming the accounting change is applied retroactively

Net income(5)                                     $     246      $     4,313      $  10,186     $  17,663     $  13,963

Per share data
Net income

           Basic                                       0.02             0.35           0.81          1.35          1.07
           Assuming dilution                           0.02             0.34           0.80          1.32          1.04

Dividends declared per share, adjusted for 10% stock dividend

           Cash dividends                         $    0.08      $      0.07      $    0.06     $    0.06     $    0.05

OTHER FINANCIAL DATA

           Total assets                           $ 161,372      $   199,549      $ 190,863     $ 151,380     $ 122,015
           Working capital                        $  34,464      $    43,173      $  51,423     $  47,405     $  43,784
           Current ratio                              2.2/1            1.9/1          2.3/1         2.4/1         2.5/1
           Total long-term obligations            $  40,853      $    55,075      $  53,995     $  25,690     $  13,512
           Stockholders' equity                   $  90,223      $    94,141      $  93,834     $  88,923     $  77,077
           Shares outstanding at year-end(3)         12,223           12,411         12,500        12,836        13,011
           Stockholders' equity per share(2)      $    7.38      $      7.59      $    7.51     $    6.93     $    5.92

--------------------------------------------------------------------------------

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

                         Report of Independent Auditors

The Board of Directors and Stockholders
Virco Mfg. Corporation

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, during the year ended January 31, 2001, the Company changed its method of revenue recognition for certain of its product sales.

                                               /s/ Ernst & Young LLP

Long Beach, California
March 15, 2002, except for
Note 10 as to which the date is
March 28, 2002

                             Virco Mfg. Corporation

                           Consolidated Balance Sheets
                      (In thousands, except per share data)

                                                                                JANUARY 31
                                                                           --------------------
                                                                            2002         2001
                                                                          --------     --------
ASSETS
Current assets
   Cash                                                                   $  1,704     $    351
   Trade accounts receivable (less allowance for doubtful accounts of
     $200 in 2002 and 2001)                                                 19,251       24,559
   Other receivables                                                           175          586

   Inventories
     Finished goods                                                         16,159       27,009
     Work in process                                                        12,322       14,442
     Raw materials and supplies                                             10,202       16,588
                                                                          --------     --------
                                                                            38,683       58,039

   Income taxes receivable                                                      --        2,508
   Prepaid expenses and other current assets                                   935        1,150
   Deferred income taxes                                                     1,711        1,780
                                                                          --------     --------
Total current assets                                                        62,459       88,973

Property, plant and equipment
   Land and land improvements                                                3,548        3,880
   Buildings and building improvements                                      50,245       50,382
   Machinery and equipment                                                 100,999       98,024
   Leasehold improvements                                                    1,375        1,218
                                                                          --------     --------
                                                                           156,167      153,504
   Less accumulated depreciation and amortization                           72,761       58,859
                                                                          --------     --------
Net property, plant and equipment                                           83,406       94,645
Other assets                                                                15,507       15,931
                                                                          --------     --------
Total assets                                                              $161,372     $199,549
                                                                          ========     ========

                                                                                     JANUARY 31
                                                                              ------------------------
                                                                                2002            2001
                                                                              ---------      ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

   Checks released but not yet cleared bank                                   $   2,930      $   2,216
   Accounts payable                                                               8,816         13,930
   Income tax payable                                                             1,282             --
   Accrued compensation and employee benefits                                     8,602         11,471
   Current portion of long-term debt                                              2,061         12,101
   Other accrued liabilities                                                      4,304          6,082
                                                                              ---------      ---------
Total current liabilities                                                        27,995         45,800

Noncurrent liabilities

   Accrued self-insurance retention                                               2,777          2,598
   Accrued pension expenses                                                      11,429          8,736
   Long-term debt, less current portion                                          26,647         43,741
                                                                              ---------      ---------
Total noncurrent liabilities                                                     40,853         55,075

Deferred income taxes                                                             2,301          4,533

Commitments and contingencies

Stockholders' equity
   Preferred stock:
     Authorized 3,000,000 shares, $.01 par value;
       none issued or outstanding                                                    --             --
   Common stock:
     Authorized 25,000,000 shares, $.01 par value; issued 13,167,399
       shares in 2002 and 12,032,233 shares in 2001                                 132            120
   Additional paid-in capital                                                   109,638         97,656
   Retained (deficit) earnings                                                   (2,006)        10,645
   Less treasury stock at cost (944,352 shares in 2001 and 749,246 shares
     in 2000)                                                                   (13,975)       (12,009)
   Less unearned ESOP shares                                                         --           (696)
   Less accumulated comprehensive loss                                           (3,566)        (1,575)
                                                                              ---------      ---------
Total stockholders' equity                                                       90,223         94,141
                                                                              ---------      ---------
Total liabilities and stockholders' equity                                    $ 161,372      $ 199,549
                                                                              =========      =========

See accompanying notes.

                             Virco Mfg. Corporation

                        Consolidated Statements of Income
                      (In thousands, except per share data)

                                                                                        YEAR ENDED JANUARY 31
                                                                               --------------------------------------
                                                                                 2002           2001           2000
                                                                               ---------     ---------      ---------
Net sales                                                                      $ 257,462     $ 287,342      $ 268,079
Costs of goods sold                                                              180,275       203,765        175,247
                                                                               ---------     ---------      ---------
Gross profit                                                                      77,187        83,577         92,832

Selling, general and administrative expenses                                      71,816        83,192         73,360
Provision for doubtful accounts                                                      288           156            188
Interest expense                                                                   4,561         4,962          2,385
Loss (Gain) on sale of assets                                                         86        (7,667)           206
Other income                                                                          --        (4,052)            --
                                                                               ---------     ---------      ---------
Income before income taxes and cumulative effect of change in
   accounting principle                                                              436         6,986         16,693
Provision for income taxes                                                           190         2,673          6,527
                                                                               ---------     ---------      ---------
Income before cumulative effect of change in
   accounting principle                                                              246         4,313         10,166
Cumulative effect of change in accounting principle                                   --          (297)            --
                                                                               ---------     ---------      ---------
Net income                                                                     $     246     $   4,016      $  10,166
                                                                               =========     =========      =========

AMOUNTS PER COMMON SHARE -- BASIC
Income before cumulative effect of change in
   accounting principle                                                        $    0.02     $    0.34      $    0.81
Cumulative effect of change in accounting principle                                   --         (0.02)            --
                                                                               ---------     ---------      ---------
Net income                                                                     $    0.02     $    0.32      $    0.81
                                                                               =========     =========      =========

AMOUNTS PER COMMON SHARE -- ASSUMING DILUTION
Income before cumulative effect of change
   in accounting principle                                                     $    0.02     $    0.34      $    0.79
Cumulative effect of change in accounting principle                                   --         (0.02)            --
                                                                               ---------     ---------      ---------
Net income                                                                     $    0.02     $    0.32      $    0.79
                                                                               =========     =========      =========

Pro forma amounts assuming the accounting change is applied retroactively:
     Net income                                                                $     246     $   4,313      $  10,186
     Net income per common share -- basic                                           0.02          0.35           0.81
     Net income per common share -- assuming dilution                               0.02          0.34           0.80

Weighted average shares outstanding:
   Basic                                                                          12,259        12,497         12,629
   Assuming dilution                                                              12,432        12,623         12,806

See accompanying notes.

                             Virco Mfg. Corporation

                 Consolidated Statements of Stockholders' Equity

                    (In thousands, except per share amounts)

                                                     Common Stock                 Additional        Retained
                                             ------------------------------        Paid-In          Earnings        Comprehensive
                                                Shares            Amount           Capital          (Deficit)        Income(Loss)
                                             ------------      ------------      ------------      ------------      ------------
Balance at January 31, 1999                     9,643,927      $        100      $     68,361      $     26,928                --
   Net income                                          --                --                --            10,166      $     10,166
   Minimum pension liability, net of tax               --                --                --                --               (14)
                                                                                                                     ------------
   Comprehensive income                                                                                              $     10,152
                                                                                                                     ============
   Unearned ESOP shares                                --                --                --                --                --
   Stock issued under option plans                 33,261                --               232                --                --
   Stock dividend (10%)                           947,704                10            16,042           (16,052)               --
   Cash dividends                                      --                --                --              (800)               --
   Purchase of treasury stock                    (294,416)               --                --                --                --
                                             ------------      ------------      ------------      ------------      ------------
Balance at January 31, 2000                    10,330,476               110            84,635            20,242                --
   Net income                                          --                --                --             4,016      $      4,016
   Minimum pension liability, net of tax               --                --                --                --            (1,155)
                                                                                                                     ------------
   Comprehensive income                                --                --                --                --      $      2,861
                                                                                                                     ============
   Unearned ESOP shares                                --                --                --                --                --
   Stock issued under option plans                 49,783                --               284                --                --
   Stock dividend (10%)                         1,030,100                10            12,737           (12,747)               --
   Cash dividends                                      --                --                --              (866)               --
   Purchase of treasury stock                    (127,372)               --                --                --                --
                                             ------------      ------------      ------------      ------------      ------------
Balance at January 31, 2001                    11,282,987               120            97,656            10,645                --
   Net income                                          --                --                --               246      $        246
   Minimum pension liability, net of tax               --                --                --                --            (1,329)
   Derivative instrument, net of tax                   --                --                --                --              (662)
                                                                                                                     ------------
   Comprehensive loss, net of tax                      --                --                --                --      $     (1,745)
                                                                                                                     ============
   Unearned ESOP shares
   Stock issued under option plans                 13,847                --                30                --                --
   Stock dividend (10%)                         1,120,268                12            11,952           (11,952)               --
   Cash dividends                                      --                --                --              (945)               --
   Purchase of treasury stock                    (194,055)               --                --                --                --
                                             ------------      ------------      ------------      ------------      ------------
Balance at January 31, 2002                    12,223,047      $        132      $    109,638      $     (2,006)               --
                                             ============      ============      ============      ============      ============

                                                                                 Accumulated
                                              Treasury            ESOP          Comprehensive
                                                Stock             Trust              Loss             Total
                                             ------------      ------------      ------------      ------------
Balance at January 31, 1999                  $     (5,814)     $       (246)     $       (406)     $     88,923
   Net income                                          --                --                --            10,166
   Minimum pension liability, net of tax               --                --               (14)              (14)

   Comprehensive income

   Unearned ESOP shares                                --               205                --               205
   Stock issued under option plans                     --                --                --               232
   Stock dividend (10%)                                --                --                --                --
   Cash dividends                                      --                --                --              (800)
   Purchase of treasury stock                      (4,878)               --                --            (4,878)
                                             ------------      ------------      ------------      ------------
Balance at January 31, 2000                       (10,692)              (41)             (420)           93,834
   Net income                                          --                --                --             4,016
   Minimum pension liability, net of tax               --                --            (1,155)           (1,155)

   Comprehensive income

   Unearned ESOP shares                                --              (655)               --              (655)
   Stock issued under option plans                     --                --                --               284
   Stock dividend (10%)                                --                --                --                --
   Cash dividends                                      --                --                --              (866)
   Purchase of treasury stock                      (1,317)               --                --            (1,317)
                                             ------------      ------------      ------------      ------------
Balance at January 31, 2001                       (12,009)             (696)           (1,575)           94,141
   Net income                                                                                               246
   Minimum pension liability, net of tax               --                --            (1,329)           (1,329)
   Derivative instrument, net of tax                   --                --              (662)             (662)

   Comprehensive loss, net of tax

   Unearned ESOP shares                                --               696                --               696
   Stock issued under option plans                     --                --                --                30
   Stock dividend (10%)                                --                --                --                12
   Cash dividends                                      --                --                --              (945)
   Purchase of treasury stock                      (1,966)               --                --            (1,966)
                                             ------------      ------------      ------------      ------------
Balance at January 31, 2002                  $    (13,975)     $         --      $     (3,566)     $     90,223
                                             ============      ============      ============      ============

See accompanying notes.

                             Virco Mfg. Corporation
                      Consolidated Statements of Cash Flows
                      (In thousands, except per share data)

                                                                        YEAR ENDED JANUARY 31
                                                                ------------------------------------
                                                                  2002          2001          2000
                                                                --------      --------      --------
OPERATING ACTIVITIES
Net income                                                      $    246      $  4,016      $ 10,166
Adjustments to reconcile net income to net cash provided by
   operating activities
     Cumulative effect of accounting change                           --           297            --
     Depreciation and amortization                                15,813        13,412         9,993
     Provision for doubtful accounts                                 288           156           188
     Loss (Gain) on sale of property, plant and equipment
                                                                      86        (7,667)          112
     Deferred income taxes                                        (1,722)         (407)        2,735
     Changes in assets and liabilities:
       Trade accounts receivable                                   5,020         1,742         3,820
       Other receivables                                             411           341          (619)
       Inventories                                                19,356          (981)       (8,589)
       Income taxes                                                3,790          (755)       (2,557)
       Prepaid expenses and other current assets                     215           138          (347)
       Accounts payable and accrued liabilities                   (8,230)          560         8,182
       Other                                                        (236)       (4,383)       (2,506)
                                                                --------      --------      --------
Net cash provided by operating activities                         35,037         6,469        20,578

INVESTING ACTIVITIES

Capital expenditures                                              (5,229)      (22,711)      (38,849)
Proceeds from sale of property, plant and equipment                  570        10,258           128
Net investment in life insurance                                   1,385            --          (956)
                                                                --------      --------      --------
Net cash used in investing activities                             (3,274)      (12,453)      (39,677)

                             Virco Mfg. Corporation
                Consolidated Statements of Cash Flows (continued)
                      (In thousands, except per share data)

                                                                YEAR ENDED JANUARY 31
                                                        ------------------------------------
                                                          2002          2001          2000
                                                        --------      --------      --------
FINANCING ACTIVITIES
Dividends paid                                          $   (945)     $   (866)     $   (800)
Issuance of long-term debt                                    --        19,817        26,794
Repayment of long-term debt                              (28,237)      (12,000)       (2,468)
Proceeds from issuance of common stock                        30           284           232
Purchase of treasury stock                                (1,954)       (1,317)       (4,878)
ESOP loan                                                    696          (655)          205
                                                        --------      --------      --------
Net cash (used in) provided by financing activities      (30,410)        5,263        19,085
                                                        --------      --------      --------
Net increase (decrease) in cash                            1,353          (721)          (14)
Cash at beginning of year                                    351         1,072         1,086
                                                        --------      --------      --------
Cash at end of year                                     $  1,704      $    351      $  1,072
                                                        ========      ========      ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (received) during the year for
   Interest, net of amounts capitalized                 $  4,805      $  4,953      $  2,277
   Income tax, net                                        (1,935)        3,835         6,416

See accompanying notes.

                             Virco Mfg. Corporation

                   Notes to Consolidated Financial Statements

                                January 31, 2002


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Virco Mfg. Corporation, which operates in one business segment, is engaged in the design, production and distribution of quality furniture for the commercial and education markets. Over 50 years of manufacturing has resulted in a wide product assortment. Major products include student desks, computer furniture, chairs, activity tables, folding chairs and folding tables. The Company manufactures its products in Torrance, California, and Conway, Arkansas, for sale primarily in the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2000 and 1999 information to conform to the 2001 presentation.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company's credit risk. A substantial percentage of the Company's receivables comes from low-risk government entities. No customers exceeded 10% of the Company's sales for each of the three years in the period ended January 31, 2002. Foreign sales were less than 5% for each of the three years in the period ended January 31, 2002.

DERIVATIVES

The Company uses derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. All derivatives are recognized as either assets or liabilities in the statement of financial condition and are measured at fair value. At January 31, 2002, the only derivative instrument is an interest rate swap that qualifies as a cash flow hedge. Changes in the fair value of the swap are recorded in other comprehensive income/loss as the hedge is effective in achieving offsetting changes in the fair value of cash flows of the liability.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Land improvements                                5 to 25 years
Buildings and building improvements              5 to 40 years
Machinery and equipment                          3 to 10 years
Leasehold improvements                           Life of lease

Certain assets are depreciated under accelerated methods for income tax purposes.

Interest costs, amounting to $55,000, $453,000 and $1,461,000 for the years ended January 31, 2002, 2001 and 2000, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software developed for its own use. Such costs are amortized over three to seven years from the date the software becomes operational. The net book value of capitalized software was $7,593,000 and $10,004,000 at January 31, 2002 and 2001, respectively.

The book value of assets held under capital leases included in machinery and equipment amounted to $2,294,000 and $2,856,000 at January 31, 2002 and 2001, respectively. Amortization of capital leases is included in depreciation expense.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

                                                  2001            2000            1999
                                              -----------     -----------     -----------
Numerator:
   Income before cumulative effect of the
     accounting change                        $   246,000     $ 4,313,000     $10,166,000
                                              ===========     ===========     ===========
Denominator:
   Denominator for basic earnings
     per share -- weighted-average shares      12,259,000      12,497,000      12,629,000
   Dilutive potential common shares               173,000         126,000         177,000
                                              -----------     -----------     -----------
   Denominator for diluted earnings per
     share -- adjusted weighted-average
     shares and assumed conversions            12,432,000      12,623,000      12,806,000
                                              ===========     ===========     ===========

On August 21, 2001, the Company's Board of Directors authorized a 10% stock dividend payable on September 28, 2001, to stockholders of record as of September 6, 2001. This resulted in the issuance of approximately
1,120,000 additional shares of common stock. All per share and weighted-average share amounts have been restated to reflect this stock dividend and any splits or dividends previously declared.

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

ADVERTISING COSTS

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $4,237,000 in 2001, $3,517,000 in 2000 and $3,775,000 in 1999.

SELF-INSURANCE

The Company has a self-insured retention for workers' compensation, automobile and general and product liability claims. Consulting actuaries assist the Company in determining its liability for the self-insured component of claims, which have been discounted to their net present value.

STOCK-BASED COMPENSATION PLANS

Stock-based compensation is recognized using the intrinsic-value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair-value method had been applied. The Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." The Interpretation addressed implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The new rules were applied by the Company prospectively after July 1, 2000.

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

REVENUE RECOGNITION

Effective February 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Previously, the Company had recognized revenue upon shipment of merchandise to the customer even though at each fiscal year-end and quarter a portion of its merchandise was shipped FOB destination. The company believes it had given up substantially all the risks and rewards of ownership upon shipment. Under the new accounting method adopted retroactive to February 1, 2000, the Company now recognizes all sales when title passes under its various shipping terms. The cumulative effect of the change on prior years resulted in a charge to income of $297,000 (net of income taxes of $191,000), which is included in income for the year ended January 31, 2001. There was no effect on the Company's net income for the year ended January 31, 2001, before the cumulative effect of the accounting change was made. The pro forma amounts presented in the income statement were calculated assuming the accounting change was made retroactively to prior periods.

Shipping and handling fees are included as revenue in net sales. Costs related to shipping and handling are included in operating expenses. For the years ended January 31, 2002, 2001 and 2000, shipping and handling costs of approximately $27,491,000, $31,903,000 and $24,656,000, respectively, were included in selling, general and administrative expenses.

FISCAL YEAR END

Fiscal years 2001, 2000 and 1999, refer to the years ended January 31, 2002, 2001 and 2000, respectively.

                             Virco Mfg. Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FUTURE ACCOUNTING REQUIREMENTS

In June 2001 the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes Accounting Principles Board Opinion No. 17. SFAS No. 141 is effective for any business combination completed subsequent to June 30, 2001, and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill deemed to have an indefinite life will no longer be amortized and will be subjected to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Accordingly, the Company will apply the provisions of SFAS No. 141 should it enter into any business combinations. The Company believes the adoption of SFAS No. 142 will not have a material effect on the Company's financial position, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires such obligations and costs to be recognized at fair value in the period in which they are incurred. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, although earlier application is encouraged. The Company expects to adopt SFAS No. 143 as of February 1, 2003, and has not yet determined what impact, if any, the adoption of the Statement will have on the Company's financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of February 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

                             Virco Mfg. Corporation

2. INVENTORIES

The current material cost for inventories exceeded LIFO cost by $2,048,000 and $3,585,000 at January 31, 2002 and 2001, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories (decreased) increased income by ($825,000), $111,000 and $59,000 in the years ended January 31, 2002,
2001 and 2000, respectively.

Details of inventory amounts, including the material portion of inventory which is valued at LIFO, at January 31, 2002 and 2001, are as follows (in thousands):

                                                         JANUARY 31, 2002
                                 ------------------------------------------------------
                                  MATERIAL                       LABOR,
                                 CONTENT AT       LIFO          OVERHEAD
                                    FIFO         RESERVE        AND OTHER        TOTAL
                                 ----------      -------        ---------       -------
Finished goods                    $10,583        $  (493)        $ 6,069        $16,159
Work in process                     6,081           (586)          6,827         12,322
Raw materials and supplies         11,171           (969)             --         10,202
                                  -------        -------         -------        -------
Total                             $27,835        $(2,048)        $12,896        $38,683
                                  =======        =======         =======        =======

                                                         JANUARY 31, 2001
                                 ------------------------------------------------------
                                  MATERIAL                       LABOR,
                                 CONTENT AT       LIFO          OVERHEAD
                                    FIFO         RESERVE        AND OTHER        TOTAL
                                 ----------      -------        ---------       -------
Finished goods                    $18,858        $(1,211)        $ 9,362        $27,009
Work in process                     8,626         (1,059)          6,875         14,442
Raw materials and supplies         17,903         (1,315)             --         16,588
                                  -------        -------         -------        -------
Total                             $45,387        $(3,585)        $16,237        $58,039
                                  =======        =======         =======        =======

                             Virco Mfg. Corporation

3. NOTES PAYABLE

Outstanding balances (in thousands) for the Company's long-term debt were as follows:

                                                             JANUARY 31
                                                       ----------------------
                                                        2002           2001
                                                       -------        -------
Revolving credit line with Wells Fargo Bank (a)        $22,414        $28,555
Term loan with Wells Fargo Bank(a)                          --         20,000
IRB with the City of Torrance (b)                        3,165          4,124
Equipment credit line with GECC(c)                         884          1,857
Derivative instrument (a)                                1,103             --
Other                                                    1,142          1,306
                                                       -------        -------
                                                        28,708         55,842
Less current portion                                     2,061         12,101
                                                       -------        -------
                                                       $26,647        $43,741
                                                       =======        =======
Outstanding stand-by letters of credit                 $ 2,411        $ 3,163

     (a) A revolving credit facility with Wells Fargo Bank, amended and restated in March 2002, but effective at January 31, provides a secured revolving line of credit that ranged from $40,000,000 to $70,000,000 to allow for additional working capital requirements during the Company's traditional peak period. At October 1, 2002, the available commitment reduces to $40,000,000. This is a three-year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate, plus a fluctuating margin of 0.25% - 0.50% (4.75% at January 31, 2002). The line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus a fluctuating margin of 1.50% to 2.50%. Approximately $25,175,000 was available for borrowing as of January 31, 2002.

         On February 22, 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank. The initial notional swap amount was $30,000,000 for the period February 22, 2000 through February 28, 2001. The notional swap amount decreased to $20,000,000 until expiration on March 3, 2003. The swap agreement is in consideration for a fixed rate at 7.23% plus a fluctuating margin of 1.50% to 2.50%. The Company adopted SFAS No. 133 "Accounting for Derivatives and Hedging Activities" on February 1, 2001. The adjustment to adopt SFAS 133 resulted in recording a liability of $920,000 and an offset to other comprehensive loss, which was $552,000 net

                             Virco Mfg. Corporation

         3. NOTES PAYABLE (CONTINUED)

         of applicable income tax benefit of $368,000. At January 31, 2002, the carrying value of the swap approximated the fair value of $1,103,000, with an offset to other comprehensive loss of $662,000 net of an applicable tax benefit of $441,000. The revolving credit facility and the term loan with Wells Fargo Bank are subject to various financial covenants including a liquidity requirement, a leverage requirement, a cash flow coverage requirement and profitability requirements. The agreement also places certain restrictions on capital expenditures, dividends and the repurchase of the Company's common stock. The revolving credit facility and the term loan are secured by the Company's accounts receivable, inventory and equipment.

     (b) Ten-year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

     (c) In October 1998, the Company finalized a credit agreement with General Electric Capital Corporation (GECC) to finance the initial portion of the new business information system. This is a four-year amortizing capital lease with principal and interest (approximately 7.5%) payable of $87,500 monthly. The Company has the option of buying out the lease three years into the lease period. As of January 31, 2002, the Company has not exercised the buy-out option.

Long-term debt repayments are approximately as follows (in thousands):

Year ending January 31
----------------------
2003                                   $ 2,061
2004*                                   25,592
2005                                     1,055
                                       -------
                                       $28,708
                                       =======


     * The $22,414,000 due under Wells Fargo Bank's line of credit will be payable in the fiscal year ending January 31, 2004, if the agreement is not renewed. The Company intends to renew the agreement.

                             Virco Mfg. Corporation

3. NOTES PAYABLE (CONTINUED)

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 2002 and 2001, as the majority of the long-term debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

For fiscal year 2000, the Company guaranteed a $1,500,000 line of credit from Wells Fargo Bank to the Virco Employee Stock Ownership Plan (ESOP), of which $696,000 was outstanding under the line at January 31, 2001. The ESOP plan was dissolved during the year ended January 31, 2002.

4. RETIREMENT PLANS

The Company and its subsidiaries cover all employees under a noncontributory defined benefit retirement plan, the Virco Employees' Retirement Plan (the
Plan). Benefits under the Plan are based on years of service and career average earnings. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Minimum pension liability adjustments for the years 2001, 2000 and 1999 were $1,329,000, $1,155,000 and
$14,000, respectively (net of taxes of $1,026,000, $716,000 and $9,000, respectively), and are included in comprehensive loss. Assets of the Plan are invested in common trust funds.

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The following table sets forth (in thousands) the funded status of the Plan at December 31, 2001 and 2000:

                                                       PENSION BENEFITS
                                                  -------------------------
                                                    2001             2000
                                                  --------         --------
Change in benefit obligation
   Benefit obligation at beginning of year        $ 19,435         $ 15,916
   Service cost                                      1,017              930
   Interest cost                                     1,515            1,425
   Plan amendments                                     438            2,384
   Actuarial loss                                      748              384
   Benefit paid                                     (1,990)          (1,604)
                                                  --------         --------
   Benefit obligation at end of year              $ 21,163         $ 19,435
                                                  ========         ========
Change in plan assets
   Fair value at beginning of year                $ 10,193         $ 11,657
   Actual return on plan assets                     (2,116)          (1,099)
   Company contributions                             2,721            1,239
   Benefits paid                                    (1,990)          (1,604)
                                                  --------         --------
   Fair value at end of year                      $  8,808         $ 10,193
                                                  ========         ========
   Funded status of plan                          $(12,355)        $ (9,242)
   Unrecognized net transition amount                 (225)            (267)
   Unrecognized prior service cost                   4,430            4,555
   Unrecognized net actuarial loss                   8,702            5,415
                                                  --------         --------
   Net amount recognized                          $    552         $    461
                                                  ========         ========
Statements of financial position
   Accrued benefit liability                      $ (8,680)        $ (6,718)
   Intangible asset                                  4,430            4,555
   Accumulated other comprehensive income            4,802            2,624
                                                  --------         --------
   Net amount recognized                          $    552         $    461
                                                  ========         ========

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

                                            2001         2000
                                            -----        -----
Weighted average assumptions
   Discount rate                            7.75%        8.00%
   Expected return on plan assets           8.00%        9.75%
   Rate of compensation increase            5.00%        5.00%

The total pension expense for the Plan (in thousands) included the following components:

                                                             DECEMBER 31
                                             ---------------------------------------
                                               2001            2000           1999
                                             -------         -------         -------
Components of net cost
   Service cost                              $ 1,017         $   930         $   752
   Interest cost                               1,515           1,425           1,091
   Expected return on plan assets               (821)         (1,089)           (936)
   Amortization of transition amount             (42)            (42)            (42)
   Amortization of prior service cost            562             528             294
   Recognized net actuarial loss                 398             148             128
                                             -------         -------         -------
   Benefit cost                              $ 2,629         $ 1,900         $ 1,287
                                             =======         =======         =======

The Company also provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan is funded by a life insurance program. The cash surrender values of the policies funding the VIP Plan were $2,138,000 and $1,977,000 at January 31, 2002 and 2001, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The following table sets forth (in thousands) the funded status of the VIP Plan at December 31, 2001 and 2000:

                                                   NONQUALIFIED PENSION
                                                  -----------------------
                                                   2001            2000
                                                  -------         -------
Change in benefit obligation
   Benefit obligation at beginning of year        $ 4,298         $ 4,004
   Service cost                                       490             417
   Interest cost                                      323             299
   Plan amendments                                   (438)         (1,240)
   Actuarial loss                                     492           1,166
   Benefit paid                                      (344)           (348)
                                                  -------         -------
   Benefit obligation at end of year              $ 4,821         $ 4,298
                                                  =======         =======

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

                                           NONQUALIFIED PENSION
                                          -----------------------
                                           2001             2000
                                          -------         -------
Change in plan assets
   Company contributions                  $   344         $   348
   Benefits paid                             (344)           (348)
                                          -------         -------
   Fair value at end of year              $    --         $    --
                                          =======         =======
   Funded status of plan                  $(4,821)        $(4,298)
   Unrecognized prior service cost         (3,035)         (2,964)
   Unrecognized net actuarial loss          2,718           2,420
                                          -------         -------
   Accrued benefit cost                   $(5,138)        $(4,842)
                                          =======         =======
Statements of financial position
   Accrued benefit liability              $(5,138)        $(4,842)
                                          -------         -------
   Net amount recognized                  $(5,138)        $(4,842)
                                          =======         =======

                                            2001          2000
                                           ------       -------
Weighted average assumptions
   Discount rate                            7.75%        8.00%
   Expected return on plan assets           8.00%        9.75%
   Rate of compensation increase            5.00%        5.00%

The total plan expense for the VIP retirement plan included the following components (in thousands):

                                                         DECEMBER 31
                                             ---------------------------------
                                             2001          2000          1999
                                             -----         -----         -----
Components of net cost
   Service cost                              $ 490         $ 417         $ 296
   Interest cost                               323           299           254
   Amortization of prior service cost         (366)         (314)         (181)
   Recognized net actuarial loss               193           157           369
                                             -----         -----         -----
   Benefit cost                              $ 640         $ 559         $ 738
                                             =====         =====         =====

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The Company's retirement plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. Through December 31, 2001, the plan included an employee stock ownership component. The Plan continues to include the Virco Stock Fund as one of the investment options. Shares owned by the plan are held by the Plan Trustee, Security Trust Company. At January 31, 2002, the Plan held 577,476 shares of Virco Stock. While these shares were included in the employee stock ownership component prior to the dissolution of the ESOP Plan, allocated shares held by the Trust were included in shares outstanding and the related dividends were charged to retained earnings. For the fiscal years ended January 31, 2002, 2001 and 2000, there was no employer match and therefore no compensation cost to the Company.

The Company provides current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Cash surrender values of these policies, which are included in other assets in the consolidated balance sheets, were $3,523,000 and $3,550,000 at January 31, 2002 and 2001, respectively.

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pretax basis. The total participant deferrals were $1,461,000 and $1,226,000 for the years ended January 31, 2002 and 2001, respectively. The Deferred Compensation Plan is funded with investment funds held in the Rabbi Trust and are included in other assets in the consolidated balance sheets.

The Company maintains a Rabbi Trust to hold assets related to the VIP Retirement Plan, the Dual Option Life Insurance Plan, and the Deferred Compensation Plan. Substantially all assets funding these Plans are held in the Rabbi Trust.

In April 2001, the Board of Directors established a non-qualified plan for non-employee directors of the Company. The Plan provides a lifetime annual retirement benefit equal to the director's annual retainer fee for the fiscal year in which the director terminates his or her position with the Board, subject to the director providing 10 years of service to the Company. At January 31, 2002, the Plan did not hold any assets.

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The following table sets forth (in thousands) the funded status of the Non-Employee Directors Retirement Plan at December 31, 2001:

                                                               NONQUALIFIED
                                                                 PENSION
                                                                  2001
                                                               ------------
Change in benefit obligation
   Benefit obligation at beginning of year                       $ 461
   Service cost                                                     24
   Interest cost                                                    36
   Plan amendments                                                  --
   Actuarial loss                                                  (36)
   Benefits paid                                                    --
                                                                 -----
   Benefit obligation at end of year                             $ 485
                                                                 =====
Change in plan assets
   Fair value of plan assets at inception and end of year        $  --
                                                                 =====
   Funded status of plan                                         $(485)
   Unrecognized prior service cost                                 373
   Unrecognized net actuarial loss                                 (36)
                                                                 -----
   Net amount recognized                                         $(148)
                                                                 =====
Statements of financial position
   Accrued benefit liability                                     $(485)
   Intangible asset                                                337
                                                                 -----
   Net amount recognized                                         $(148)
                                                                 =====


                                                                  2001
                                                               ----------
Weighted average assumptions
   Discount rate                                                  7.75%
   Expected return on plan assets                                   --
   Rate of compensation increase                                    --

                             Virco Mfg. Corporation

4. RETIREMENT PLANS (CONTINUED)

The total plan expense for the Non-Employee Directors retirement plan included the following components (in thousands):

                                               DECEMBER 31,
                                                  2001
                                               ------------
Components of net cost
   Service cost                                   $ 24
   Interest cost                                    36
   Amortization of prior year service cost          88
   Recognized net actuarial gain/loss               --
                                                  ----
   Benefit Cost                                   $148
                                                  ====

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS

The Company's two stock plans are the 1997 Employee Incentive Plan (the 1997
Plan) and the 1993 Employee Incentive Stock Plan (the 1993 Plan). Under these stock plans, the Company may grant an aggregate of 1,301,921 shares (as adjusted for the stock split and stock dividends) to its employees in the form of stock options. Non-employee directors automatically receive a grant for options to purchase 2,000 shares of common stock on the first business day following each annual meeting of the Company's stockholders.

As of January 31, 2002, 313,768 shares remain available for future grant. Options granted under the plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period. During the year, certain optionees satisfied the exercise price of their options by exchanging shares already owned rather than paying cash. As a result, 1,051 and 983 shares were recorded as treasury stock for the years ended January 31, 2002 and 2001, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following ranges of weighted-average assumptions: risk-free interest rates of 4.69% to 6.26%; dividend yield of 0.10% to 0.98%; volatility factor of the expected market price of the Company's common stock of
0.26 to 0.39; and a weighted-average expected life of the option of five years.

                             Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS (CONTINUED)

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

                                                        YEAR ENDED JANUARY 31
                                                 --------------------------------
                                                   2002        2001        2000
                                                 -------     -------     --------
Pro forma net income                             $   204     $ 3,914     $  9,698
Pro forma net income per share -- assuming
   dilution                                      $  0.02     $  0.31     $   0.76

A summary of the Company's stock option activity, and related information for the years ended January 31 are as follows:

                                     2002                   2001                   2000
                            ---------------------------------------------------------------------
                                         WEIGHTED-               WEIGHTED-              WEIGHTED-
                                          AVERAGE                AVERAGE                 AVERAGE
                                         EXERCISE                EXERCISE               EXERCISE
                               OPTIONS      PRICE      OPTIONS      PRICE     OPTIONS      PRICE
                               -------   --------     -------    --------    -------    ---------
Outstanding at beginning       649,708    $ 10.27     699,063    $  9.87     618,698       7.09
   of year
     Granted                    35,200       9.21       6,050      10.35     155,727      12.15
     Exercised                 (14,998)      2.42     (55,405)      5.10     (75,362)      3.08
     Forfeited                 (70,387)     13.50          --                     --
                               -------                -------                -------
Outstanding at end of year     599,523      10.00     649,708      10.27     699,063       9.87
                               =======                =======                =======
Exercisable at end of year     525,524       9.86     542,878       9.79     584,075       9.55

Weighted-average fair value
   of options granted
   during the year             $ 3.80                 $ 3.60                 $ 5.13

The data included in the above table have been retroactively adjusted, if applicable, for stock dividends and the stock split.

                             Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS (CONTINUED)

Information regarding stock options outstanding as of January 31, 2002, is as follows:

                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                        --------------------------------------       ------------------------
                                        WEIGHTED
                                         AVERAGE      WEIGHTED                       WEIGHTED
                                        REMAINING     AVERAGE                        AVERAGE
                         NUMBER OF     CONTRACTUAL    EXERCISE        NUMBER OF      EXERCISE
      PRICE RANGE         SHARES          LIFE         PRICE           SHARES         PRICE
    ---------------     ----------     -----------   ---------        ---------     ---------
    $ 2.06 TO  9.70      272,745        2.59 YEARS   $   5.34          240,896      $  4.80
     11.16 TO 15.29      217,739        7.22            12.57          179,031        12.46
     18.22 TO 19.44      109,039        5.69            16.60          107,575        16.58
                        --------                                      --------
                         599,523        4.83            10.00          527,502         9.80
                        ========                                      ========

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($22.77, as adjusted for the stock split and stock dividend), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (439,230 shares as adjusted by the stock split and stock dividend) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

6. PROVISION FOR INCOME TAXES

The Company uses the liability method to determine the provision for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                             Virco Mfg. Corporation

6. PROVISION FOR INCOME TAXES (CONTINUED)

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

                                                   JANUARY 31
                                        ------------------------------
                                        2002         2001         2000
                                        ----         ----         ----
Statutory                               34.0%        34.0%        35.0%
State taxes (net of federal tax)         4.1          3.2          3.1
Nondeductible expenses and other         5.5          1.1          1.0
                                        ----         ----         ----
                                        43.6%        38.3%        39.1%
                                        ====         ====         ====

Significant components of the provision for income taxes (in thousands) attributed to income before income taxes and cumulative effect of the accounting change are as follows:

                                 JANUARY 31
                  ---------------------------------------
                   2002            2001            2000
                  -------         -------         -------
Current:
   Federal        $ 1,562         $ 2,690         $ 2,952
   State              350             390             840
                  -------         -------         -------
                    1,912           3,080           3,792
Deferred:
   Federal         (1,449)           (350)          2,347
   State             (273)            (57)            388
                  -------         -------         -------
                   (1,722)           (407)          2,735
                  -------         -------         -------
                  $   190         $ 2,673         $ 6,527
                  =======         =======         =======

                             Virco Mfg. Corporation

6. PROVISION FOR INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities (in thousands) are comprised of the following:

                                                        JANUARY 31
                                                 -----------------------
                                                  2002             2001
                                                 -------         -------
Deferred tax assets
   Accrued vacation and sick leave               $ 1,090         $ 1,242
   Retirement plans                                3,308           2,678
   Insurance reserves                              1,306           1,410
   Inventory                                         244             322
   Other                                           1,068             216
                                                 -------         -------
                                                   7,016           5,868
Deferred tax liabilities
   Tax in excess of book depreciation             (4,288)         (4,381)
   Capitalized software development costs         (3,318)         (4,240)
                                                 -------         -------
                                                  (7,606)         (8,621)

Net deferred tax liability                       $  (590)        $(2,753)
                                                 =======         =======

7. COMMITMENTS

The Company has long-term leases on real property and equipment, which expire at various dates. Certain of the leases contain renewal, purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 2002, are as follows:

Year ending January 31
----------------------
             2003                                        $     10,314
             2004                                               7,914
             2005                                               6,064
             2006                                               3,200
             2007                                                 906
          Thereafter                                              868
                                                       ----------------
                                                         $     29,266
                                                       ================

                             Virco Mfg. Corporation

7. COMMITMENTS (CONTINUED)

Rent expense relating to operating leases was as follows (in thousands):

Year ending January 31
----------------------
             2002                                        $     11,042
             2001                                              12,937
             2000                                              10,516

The Company leases machinery and equipment from GECC under a 10-year operating lease arrangement. The Company has the option of buying out the leases three to five years into the lease period.

Minimum future lease-receipts (in thousands) for leases relating to properties owned or subleased as of January 31, 2002, are as follows:

Year ending January 31
----------------------
             2003                                          $         33
             2004                                                    33
             2005                                                    33
             2006                                                    33
             2007                                                    33
             Thereafter                                             147
                                                         ----------------
                                                           $        312
                                                         ================

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

The Company is subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At January 31, 2002 and 2001, there are no required reserves for such environmental contingencies.

                             Virco Mfg. Corporation

8. CONTINGENCIES (CONTINUED)

The Company has a self-insured retention for product and general liability losses up to $100,000 per occurrence. The Company has purchased insurance to cover losses in excess of $100,000 up to a limit of $30,000,000. The Company has obtained an actuarial estimate of its total expected future losses for liability claims and recorded the net present value of $3,908,000 at January 31, 2002, based upon the Company's estimated payout period of four years using a 10% discount rate.

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

                             Virco Mfg. Corporation

10. SUBSEQUENT EVENT

Subsequent to the year ended January 31, 2002, the Company entered into an agreement with Dew El to purchase Furniture Focus, Inc., an Ohio reseller that offers complete package solutions for the Furniture, Fixtures and Equipment (FF&E) segments of bond-funded public school construction projects, primarily in the upper Midwest. Pending the successful completion of due diligence, the Company will pay $2,400,000 in cash for certain assets of the corporation.

11. QUARTERLY RESULTS (UNAUDITED)

The Company's quarterly results for the years ended January 31, 2002 and 2001 are summarized as follows (in thousands, except per share data):

                                         APRIL 30         JULY 31         OCTOBER 31     JANUARY 31
                                         --------         --------        ----------     ----------
Year ended January 31, 2002
  Net sales                              $ 42,457         $ 89,193        $ 86,232        $ 39,580
  Gross profit                             11,483           28,349          28,591           8,764
  Net (loss) income                        (3,765)           4,490           3,912          (4,391)

  Per common share(1) (2):
    Net income

      Basic                                 (0.30)            0.37            0.32           (0.36)
      Assuming dilution                     (0.30)            0.36            0.32           (0.36)

Year ended January 31, 2001
  Net sales                              $ 46,432         $ 96,578        $ 99,016        $ 45,316
  Gross profit                             14,481           31,768          29,593           7,735
  Income (Loss) before cumulative
    effect of accounting change             2,617            4,262           4,713          (7,279)
  Cumulative effect of accounting
    change, net of tax
    Revenue recognition                      (297)              --              --              --
                                         --------         --------        --------        --------
  Net income (loss)                      $  2,320         $  4,262        $  4,713        $ (7,279)
                                         ========         ========        ========        ========

                             Virco Mfg. Corporation

11. QUARTERLY RESULTS (UNAUDITED) (CONTINUED)

                                          APRIL 30          JULY 31         OCTOBER 31        JANUARY 31
 Per common share(1) (2):
   Income (Loss) before cumulative
     effect of accounting changes:
       Basic                             $    0.21          $  0.34           $  0.38          $ (0.59)
       Assuming dilution                      0.21             0.34              0.37            (0.59)
   Net income:
       Basic                                  0.19             0.34              0.38            (0.59)
       Assuming dilution                      0.18             0.34              0.37            (0.59)


(1) Net income per share has been adjusted to reflect the 10% stock dividend declared in August 2001 and 2000.

(2) Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and with regard to diluted per common share amounts only, because of the effect of potentially dilutive securities only in the periods in which the effect would have been dilutive.

SUPPLEMENTAL STOCKHOLDERS' INFORMATION

ANNUAL MEETING

The Annual Meeting of Virco stockholders will be held on Tuesday, June 18, 2002, at 2:00 p.m., at 2027 Harpers Way, Torrance, California. The record date for this meeting is May 3, 2002. The Proxy Statement and Proxy pertaining to this meeting will be mailed on or about May 24, 2002.

SEC FORM 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to:

Corporate Secretary
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

VIRCO COMMON STOCK

The American Stock exchange is the principal market on which Virco Mfg. Corporation (VIR) stock is traded. As of April 23, 2002, there were approximately 350 registered stockholders according to the transfer agent records. There are approximately 1,500 beneficial stockholders.

STOCKHOLDER RECORDS

Records pertaining to stockholdings and dividends are maintained by Mellon Investor Services. Inquiries with respect to these matters, as well as notices of address changes, should be directed to: Mellon Investor Services, 85 Challenger Road, Ridgefield Park, NJ 07660, telephone 1-800-356-2017.

If a stock certificate is lost or mutilated, immediately communicate with Mellon Investor Services at the above address.

ADDITIONAL SERVICES FOR STOCKHOLDERS

Information about the Company is now available to stockholders at the Company's website (www.virco.com). A brief description of Virco's product line is offered together with illustrations showing a sampling of our furniture.

QUARTERLY DIVIDEND AND STOCK MARKET INFORMATION

                   Cash Dividends Declared                        Common Stock Range
                  1-31-2002         1-31-2001           1-31-2002                 1-31-2001
                  -----------------------------------------------------------------------------
                                                     High       Low            High        Low
                                                    ------    -------         ------     ------
1st Quarter            $0.02          $0.02         $10.00    $  8.86         $10.69     $ 8.06
2nd Quarter             0.02           0.02           9.68       8.95          12.29       8.26
3rd Quarter             0.02           0.02          10.40       9.32          12.05      10.68
4th Quarter             0.02           0.02          10.20       8.15          10.23       7.73


The data included in the above table has been retroactively adjusted, if applicable, for the stock split and stock dividends.

DIRECTORS, OFFICERS AND FACILITIES

DIRECTORS

Robert A. Virtue
President, Chairman of the Board and Chief Executive Officer

Donald S. Friesz
Former Vice President - Sales and Marketing

Evan M. Gruber
Chairman and Chief Executive Officer, Modtech Holdings, Inc.

Robert K. Montgomery
Partner, Gibson, Dunn & Crutcher

George W. Ott
President, Ott and Hansen, Inc.

Glen D. Parish
Vice President and General Manager, Conway Division

Donald A. Patrick
Management Consultant, Diversified Business Resources, Inc.

Douglas A. Virtue
Executive Vice President

Dr. James R. Wilburn
Dean of the School of Public Policy, Pepperdine University

OFFICERS

Robert A. Virtue
President, Chairman of the Board and Chief Executive Officer

Douglas A. Virtue
Executive Vice President

Robert E. Dose
Vice President - Finance, Secretary and Treasurer

Robert J. Mills
Vice President - Engineering and Product Development

Glen D. Parish
Vice President and General Manager - Conway Division

Wesley D. Roberts
Vice President and Chief Information Officer

D. Randal Smith
Vice President - Marketing

Lori L. Swafford
Vice President - Legal Affairs

Larry O. Wonder
Vice President - Sales

INDEPENDENT AUDITORS

Ernst & Young LLP
One World Trade Center
Long Beach, California 90831

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

Torrance Division
2027 Harpers Way
Torrance, California 90501

Conway Division
Highway 65, South
Conway, Arkansas 72032

                     VIRCO MFG. CORPORATION AND SUBSIDIARIES

          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

               FOR THE YEARS ENDED JANUARY 31, 2000, 2001 AND 2002
                                 (In Thousands)

       Col. A                    Col. B                Col. C            Col. D             Col. E              Col. F
                                                     Additions
                         Balance at Beginning    Charged to Costs   Charged to Other   Deductions from   Balance at Close of
Description                    of Period            and Expenses        Accounts           Reserves             Period
-----------              --------------------    ----------------   ----------------   ---------------   -------------------
Allowance for Doubtful
Accounts:

Year Ended:

January 31, 2000                 $ 200                 $ 188                               $ 188 (1)             $ 200

January 31, 2001                 $ 200                 $ 156                               $ 156 (1)             $ 200

January 31, 2002                 $ 200                 $ 288                               $ 288 (1)             $ 200


(1) Uncollectible accounts written off, net of recoveries.

FINANCIAL HIGHLIGHTS

in thousands, except per share data               2001             2000              1999             1998             1997
                                                ---------        ---------         ---------        ---------        ---------
Summary of Operations

Net sales - continuing operations (3, 4)        $ 257,462        $ 287,342         $ 268,079        $ 275,096        $ 259,586

Net income
  Continuing operations                               246            4,313            10,166           17,630           13,852
  Discontinued operations                              --               --                --               --               --
  Change in accounting methods                         --             (297)               --               --               --
                                                ---------        ---------         ---------        ---------        ---------
                                                $     246        $   4,016         $  10,166        $  17,630        $  13,852
                                                =========        =========         =========        =========        =========
Net income per share (1)                        $    0.02        $    0.32         $    0.79        $    1.32        $    1.04
Stockholder's equity                               90,223           94,141            93,834           88,923           77,077
Stockholder's equity per share (2)                   7.38             7.59              7.51             6.93             5.92


in thousands, except per share data               1996             1995             1994             1993               1992
                                                ---------        ---------        ---------        ---------         ---------
Summary of Operations

Net sales - continuing operations (3, 4)        $ 237,551        $ 225,559        $ 216,822        $ 206,738         $ 192,356

Net income
  Continuing operations                             9,326            5,209            5,001            4,302             3,827
  Discontinued operations                              --               --               --               --              (668)
  Change in accounting methods                         --               --               --             (275)               --
                                                ---------        ---------        ---------        ---------         ---------
                                                $   9,326        $   5,209        $   5,001        $   4,027         $   3,159
                                                =========        =========        =========        =========         =========
Net income per share (1)                        $    0.71        $    0.40        $    0.38        $    0.31         $    0.24
Stockholder's equity                               63,921           55,386           50,466           45,637            41,937
Stockholder's equity per share (2)                   4.93             4.27             3.90             3.53              3.24


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