Form 10-K, Exhibit 13
period 2003-01-31
VIRCO MFG CORPORATION
filed 2003-04-30
CIK 751365

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

The financial statements have been audited by the Company's independent auditors, Ernst & Young LLP. The independent auditors provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain and maintain an understanding of Virco's accounting and financial controls, and conduct such tests and procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

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

Based on a review and discussions of the Company's 2002 audited consolidated financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's 2002 audited consolidated financial statements be included in the Company's annual report on Form 10-K. The Board of Directors concurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed herein, in Item 1, and elsewhere in this report on Form 10-K, that could cause actual results to differ materially from historical results or those anticipated. Risks and uncertainties that could cause actual results to vary materially from anticipated results, include without limitation, material availability and cost of materials, especially steel, plastic, fuel and energy; availability and cost of labor, demand for the Company's products, and competitive conditions affecting selling prices and margins, capital costs and general economic conditions. In this report, words such as "anticipates," "believes," "expects," "estimates, "projects," "future," "intends," "plans," "potential," "may," "could" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of Virco's financial condition and results of operations is based upon the Company's financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Virco management to make estimates and judgments that affect the Company's reported assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates such estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventory including LIFO and obsolescence reserves, self-insured retention for products and general liability insurance, self-insured retention for workers compensation insurance, liabilities under defined benefit and other compensation programs, and estimates related to deferred tax assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Factors that could cause or contribute to these differences include the factors discussed above under Item 1, Business, and elsewhere in this report on Form 10-K. Virco's critical accounting policies are as follows:

Revenue Recognition: Effective February 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Under the new accounting method adopted, the Company recognizes all sales when title passes and collectibility is reasonably assured under its various shipping terms. In 2002 the Company purchased the assets of Furniture Focus(TM), a company that sells complete Furniture, Fixture, and Equipment (FF&E) packages to schools. For package orders, the Company records revenue upon completion of the project. The Company reports sales as net of sales returns and allowances.

Allowances for Doubtful Accounts: Considerable judgment is required when assessing the ultimate realization of receivables, including assessing the probability of collection, current economic trends, historical bad debts and the current creditworthiness of each customer. The Company maintains allowances for doubtful accounts that may result from the inability of our customers to make required payments. Over the past five years, the Company's allowance for doubtful accounts has approximately ranged from 0.7% to 1.3% of accounts receivable at year-end. The Company does not typically obtain collateral to secure credit risk. The primary reason that Virco's allowance for doubtful accounts represents such a small percentage of accounts receivable is that a large portion of the accounts receivable are attributable to low-credit-risk governmental entities, giving Virco's receivables a historically high degree of collectability. Over the next year, no significant change is expected in the Company's sales to government entities as a percentage of total revenues.

Inventory Valuation: Inventory is valued at the lower of cost or market. The Company uses the LIFO (last-in, first-out) method of accounting for the material component of inventory. The Company maintains allowances for estimated obsolete inventory to reflect the difference between the cost of inventory and the estimated market value. If market conditions are less favorable than those anticipated by management, additional allowances may be required.

Self-Insured Retention: For 2002, the Company was self-insured for product liability losses up to $250,000 per occurrence and was self-insured for workers compensation losses up to $200,000 per occurrence. For 2001, the Company was self-insured for Product Liability losses up to $100,000 per occurrence. The Company obtains annual actuarial valuations for the self-insured retentions. Product liability reserves for known and unknown (IBNR) losses are recorded at the net present value of the estimated losses using a 6.0% discount rate. Estimated workers compensation losses are funded during the insurance year and subject to retroactive loss adjustments.

Defined Benefit Obligations: The Company has three defined benefit plans, the Virco Employees Retirement Plan, the Virco Important Performers (VIP) Plan and the Non-Employee Directors Retirement Plan, which provide retirement benefits to employees and outside directors. Virco discounts the pension obligations under the plans using a 6.5% discount rate, 5.0% assumed rate of increases in compensation rates, and estimating an 6.5% return on plan assets. The Company obtains annual actuarial valuations for all three plans. Although the Company does not anticipate any change in these rates in the coming year, any moderate change should not have a significant effect on the Company's financial position, results of operations or cash flows.

Deferred Tax Assets and Liabilities: The Company has not provided an allowance against the deferred tax assets recorded in the financial statements. The Company had a net deferred tax asset of $2,396,000 at January 31, 2003. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

RESULTS OF OPERATIONS (2002 VS. 2001)

INDUSTRY OUTLOOK

The commercial furniture markets have suffered from the worst recorded recession in recent history during the past two years. As a group, the members of BIFMA (the Business and Institutional Furniture Manufacturer's Association) recorded a 19.1% decrease in shipments in calendar year 2002. This followed a 17.4% decrease in calendar year 2001. This compares to declines at Virco of 5.1% in 2002 and 10.4% in 2001. To date, it appears that the Company's core public school customers have been less affected by the recession. The outlook for 2003 suggests that the market for furniture will not improve in the short term. The unfortunate combination of a lethargic economy combined with political uncertainty is now being joined by significant budget challenges for many state and local governments. Most states collected less revenue in the 2002-2003 fiscal year than budgeted and many states have announced that they plan to reduce their budgets in the current fiscal year. As a large portion of many states' budgets may be used to fund education, it is anticipated that reduced state budgets may result in a decrease in sales of replacement furniture in fiscal 2003. Despite decreased budgets, many of these same states are passing bonds to finance school construction, which may result in an offsetting increase in sales of furniture. It is unclear how the net effect of budgetary deficits and bond-funded projects in states in which the Company sells its products will impact furniture sales in the 2003 fiscal year.

During this two year period, many furniture manufacturers have responded by shutting down significant portions of their manufacturing capacity and laying off thousands of workers, incurring large restructuring charges in the process. Virco has been servicing the education market for over 50 years, and has experienced many business cycles affecting the demand for education furniture. The Company believes that in the long term, demographics underlying the furniture industry will reward companies that survive the current downturn in sales. As such, Virco has responded to the current environment with a different approach, one that has preserved the Company's manufacturing and distribution infrastructure and saved the jobs of Virco's trained workforce. The Company has used a variety of tactics to reduce spending. Capital spending has been curtailed dramatically. Capital expenditures were reduced to approximately one quarter of depreciation expense in 2002 and one third of depreciation expense in 2001. The Company has embraced the Assemble-to-Ship (ATS) operating model, which facilitated a large reduction in inventory levels in 2001, and improved levels of customer service while maintaining reduced levels of inventory in 2002. To control and reduce the cost of Virco's workforce, the Company has used traditional measures such as wage freezes and hiring freezes, as well as more creative measures that address the unique demands of a highly seasonal business. The more creative measures include programs to encourage workforce flexibility and in 2002 the Company introduced a sabbatical program for employees during the traditionally slow fourth quarter.

OVERVIEW

For the year ended January 31, 2003, the Company earned a modest net income of $282,000 on net sales of $244,355,000 compared to a net income of $246,000 on net sales of $257,462,000 in the same period last year. Earnings were $0.02 per share for the year ended January 31, 2003, compared to $0.02 in the last year, after giving effect to the 10% stock dividend declared August 20, 2002. Cash flow from operations was $12,045,000 compared to $35,037,000 in the prior year. The reduction in cash flow from operations is primarily attributable to fluctuations in inventory levels. In the current year inventory increased by $4,356,000 compared to the prior year, when the large scale introduction of Assemble-to-Ship (ATS) facilitated a reduction in inventory of $19,356,000, a $23,712,000 change.

SALES

Virco's 2002 sales decreased by 5% in 2002 to $244,355,000, from $257,462,000 in
2001. During 2002, the Company adhered to a policy of turning down low margin and unprofitable business, despite substantial price competition in its primary markets. The Company continued to emphasize the value of Virco's products, the value of Virco's distribution and delivery capabilities, and the value of timely deliveries during the peak seasonal delivery period. Although this policy had an adverse effect on unit volume, the Company achieved a net increase in selling prices.

Effective May 1, 2002, Virco acquired certain assets of Furniture Focus, a reseller that offers complete package solutions for the Furniture, Fixtures and Equipment (FF&E) segments of bond-funded public school construction projects. This acquisition provided Virco with the ability to offer packages to its core customer base. Because the acquisition date was very close to the peak summer season, the marketing of package solutions or "PlanScape(TM)" was limited to the five state region in which Furniture Focus has operated. Virco intends to begin marketing package solutions nationwide in 2003.

COST OF SALES

For fiscal 2002, cost of sales was 69% of sales compared to 70% of sales in the prior year. The improvement was primarily attributable to increases in selling prices. Raw material costs increased, primarily due to increased steel prices. Increased material costs were offset by reductions in labor and overhead spending. Virco began 2002 with a plan to maintain reduced levels of inventory and to use the Assemble-to-Ship (ATS) model to provide acceptable levels of service to our customers. In an effort to match spending to the continued low levels of output, Virco controlled headcount, capital expenditures, and other discretionary spending. As a result, manufacturing spending and production levels were flat compared to the prior year.

Inflation rates had a moderate impact on the Company's cost of sales for the first half of 2002. In the second half of 2002, the Company experienced significant increases in the cost of steel. On March 5, 2002, President Bush announced that he would impose, effective March 20th, tariffs of up to 30% on imports of selected steel products pursuant to Section 201 of the Trade Act of 1974. The duties were imposed for a three-year period and are to be progressively reduced each year as required by the World Trade Organization. Cold-rolled steel is the single largest raw material used by many in the educational furniture industry, including Virco, and is subject to the maximum 30% tariff. In addition, domestic steel manufacturers filed a dumping claim against certain international suppliers, which, if successful, could serve to prevent steel prices from falling in the future.

In 2003, the Company intends to more tightly integrate the ATS model with our marketing programs, product development programs, and product-stocking plan. This anticipated improvement in execution of ATS should allow the Company to offer a greater variety of product while continuing to improve on-time delivery performance. The ATS model should allow the Company to build inventory earlier in the year and reduce costly overtime and temporary labor costs during the summer. Production levels, which will vary depending upon selling volumes, are anticipated to be slightly lower than in 2002.

The Company anticipates continued upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy, and benefits in the coming year and others. For more information, please see the section entitled "Inflation and Future Change in Prices" in the Management's Discussion and Analysis section contained in Virco's Annual Report to Shareholder for the year ended January 31, 2003.

SELLING, GENERAL AND ADMINISTRATIVE AND OTHERS

Selling, general and administrative expenses for the year ended January 31, 2003, increased 1% from the prior year, and were 29.7% as a percentage of sales in 2002 as compared to 27.9% in 2001. Freight costs declined by approximately $500,000 due to a reduction in selling volume, and were slightly higher as a percentage of sales. Other SG&A costs were adversely affected by increased installation costs reflecting an increase in installed orders, the acquisition of Furniture Focus, and an increase in retirement plan costs, offset by other reductions in selling and administrative expenses.

Interest expense was approximately $1,100,000 less than in the prior year due to reduced levels of borrowing and lower interest rates. The Company anticipates a modest reduction in average borrowing levels and a reduction in the average interest rate paid in 2003. The Company entered into a swap agreement with Wells Fargo Bank, which had the effect of establishing a fixed rate of interest for $20,000,000 of loans for both 2001 and 2002. This interest swap expired in March 2003. Interest rates paid under the swap agreement were greater than the current rate paid under the Wells Fargo line of credit.

In the current year, Virco realized a $149,000 loss on disposition of fixed assets. This compares to a loss on sale of assets of approximately $86,000 in the prior year.

RESULTS OF OPERATIONS (2001 VS. 2000)

OVERVIEW

For the year ended January 31, 2002, the Company had a modest net income of $246,000 on net sales of $257,462,000 compared to a net income of $4,016,000 on net sales of $287,342,000 in the same period for fiscal 2000. Fiscal 2000 results included a pre-tax gain of $7,945,000 on the sale of real estate and other income of $4,052,000 related to the settlement of a dispute. The settlement was a non-recurring payment unrelated to the Company's ongoing operations. Earnings were $0.02 per share for the year ended January 31, 2002, compared to $0.29 in the same period last year, after giving effect to the 10% stock dividends declared August 20, 2002 and August 21, 2001. For 2001, furniture operations provided net income of $246,000 on net sales of $257,462,000. This compares to a loss on furniture operations of $3,391,000 (which excludes the one-time items mentioned above) on substantially higher sales of $287,342,000 in fiscal 2000. In addition, cash flow from operations reached a historical high of $35,037,000, due largely to a $19,356,000 reduction in inventories made possible by our Assemble-to-Ship program and the decrease in net sales due to the lingering effects of a decline in the commercial furniture market.

SALES

In years prior to November 2001, Virco's sales force had been organized into two groups, "Education" and "Commercial". During November of 2001, the Company announced a reorganization of the sales force. Instead of having two representatives pursuing separate customers within the same geographical territory, Virco created one National Sales Group. It became increasingly clear that the needs of Virco's commercial and educational customers were evolving towards greater similarity and that combining the Company's sales efforts would allow individual representatives to plow more deeply in a smaller field. In addition, Virco also established a Corporate Sales Group to pursue wholesalers, mail order accounts and national chains where management believes that it would be more efficient to have a single sales representative or group approach such persons, as they tend to have needs that transcend the geographic boundaries established for local accounts.

As a group, the members of BIFMA (the Business and Institutional Manufacturer's Association) reported a sales decline of 17.4% for calendar 2001, with an even more dramatic 29.2% decline in the fourth quarter. This compares with only a 10.4% decline at Virco. The Company's core public school customers were less affected by the overall recession. Sales to public schools declined modestly during 2001. Commercial sales were substantially less than the prior year, more closely reflecting the statistical results recorded by BIFMA.

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

COST OF SALES

Virco began 2001 with a plan to reduce inventory levels and to implement the Assemble-to-Ship (ATS) model. The effect of the reduction in sales volume, combined with management's decision to implement the ATS model to reduce inventories, resulted in a substantial reduction in production hours. In an effort to match spending to the lower levels of output, Virco reduced headcount, capital expenditures, and other discretionary spending. Despite reductions in spending, the Company incurred increased manufacturing variances compared to the prior year. These variances were more than offset by the effects of reduced costs for certain raw materials, and an increase in selling prices. The net effect was a modest increase in gross margins for the year.

Inflation rates did not have a significant net impact on the Company's cost of sales in 2001. Material costs decreased, offset by increased costs for certain utilities and employee benefits.

SELLING, GENERAL AND ADMINISTRATIVE AND OTHERS

Selling, general and administrative expenses for the year ended January 31, 2002, decreased by approximately $11,376,000 compared to the same period in the immediately preceding year. These costs decreased both in absolute dollars and as a percentage of sales. Freight costs declined by approximately $3,500,000 due to a reduction in selling volume, and were slightly lower as a percentage of sales. Other SG&A costs were lower in absolute dollars and as a percentage of sales due to reductions in staffing, reduced sales incentives, and other reductions in spending, including a temporary 10% reduction in salaries and wages during the fourth quarter.

Interest expense was approximately $400,000 less in fiscal 2001 than in fiscal 2000 due to reduced levels of borrowing and lower interest rates. The Company expected to continue to reduce borrowing levels in 2002. The Company entered into a swap agreement with Wells Fargo Bank, which has the effect of establishing a fixed rate of interest for $20,000,000 of loans for both 2001 and 2002. The balance of borrowing is based upon LIBOR, and fluctuated with the market rate of interest.

In fiscal 2001, Virco realized an $86,000 loss on disposition of fixed assets. This compares to a gain on sale of assets of approximately $7,667,000 in the prior year, and a prior year pre-tax gain of $4,052,000 on a settlement.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL REQUIREMENTS

Virco addresses liquidity and capital requirements in the context of short-term seasonal requirements and the long-term capital requirements of the business. The Company's core business of selling furniture to publicly funded educational institutions is extremely seasonal. The seasonal nature of this business permeates most of Virco's operational, capital, and financing decisions.

The Company's working capital requirements during and in anticipation of the peak summer season require management to make estimates and judgments that affect Virco's assets, liabilities, revenues and expenses. Management expends a significant amount of time during the year, and especially in the first quarter, developing a stocking plan and estimating the number of employees, the amount of raw materials, and the types of components and products that will be required during the peak season. If management underestimates any of these requirements, Virco's ability to timely meet customer orders or to provide adequate customer service may be diminished. If management overestimates any of these requirements, the Company may be required to absorb higher storage, labor and related costs, each of which may affect profitability. On an ongoing basis, management evaluates such estimates, including those related to market demand, labor costs, and inventory levels, and continually strives to improve Virco's ability to correctly forecast business requirements during the peak season each year.

As part of Virco's efforts to address seasonality, financial performance and quality without sacrificing service or market share, management has been refining the Company's ATS operating model. ATS is Virco's version of mass-customization, which assembles standard, stocked components into customized configurations before shipment. The Company's ATS program reduces the total amount of inventory and working capital needed to support a given level of sales. It does this by increasing the inventory's versatility, delaying assembly until the last moment, and reducing the amount of warehouse space needed to store finished goods.

In addition, Virco finances its largest balance of accounts receivable during the peak season. This occurs for two primary reasons. First, accounts receivable balances naturally increase during the peak season as shipments of products increase. Second, many customers during this period are government institutions, which tend to pay accounts receivable more slowly than commercial customers.

As the capital required for this summer season generally exceeds cash available from operations, Virco has historically relied on third party bank financing to meet seasonal cash flow requirements. Virco has established a long-term relationship with its primary lender, Wells Fargo Bank. On an annual basis, the Company prepares a forecast of seasonal working capital requirements, and renews its revolving line of credit. For the next fiscal year, Virco has entered into a revolving credit facility with Wells Fargo Bank, amended and restated February 2003, but effective at January 31, 2003, which provides a secured revolving line of credit that varies from $40,000,000 to $70,000,000. This credit facility is intentionally structured to provide additional working capital during the Company's traditional peak period. At September 1, 2003, the available commitment reduces to $60,000,000, and at November 1, 2003, the line reduces to $40,000,000. This is a two-year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a fluctuating margin of 0.25% to 0.50% (4.75% at January 31, 2003). The line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus a fluctuating margin of 1.50% to 2.50%. Approximately $13,345,000 was available for borrowing as of January 31, 2003.

LONG-TERM CAPITAL REQUIREMENTS

In addition to short-term liquidity considerations, the Company continually evaluates long-term capital requirements. In 1997, the Company initiated two large capital projects, which have had significant effects on cash flow for the past five years. In the 1998, 1999, and 2000 fiscal years the Company expended significant amounts of capital on these projects. Upon completion of these projects, the Company dramatically reduced capital spending. As shown in the Company's consolidated statements of cash flows, during 2001, capital expenditures were approximately one third of depreciation expense and during 2002, capital expenditures were approximately one quarter of depreciation expense.

The first project was the implementation of the SAP enterprise resources planning system, initiated in October 1997. The Company went live with the new system in March 1999, implemented a business-to-business website along with sales force automation in the first quarter of 2000, and upgraded to the most current version of SAP in the fourth quarter of 2000. The initial portion of this project was financed with a lease from General Electric Capital Corporation
(GECC). Capital and training costs not funded by the lease were financed from cash flows from operations and from the loan facility from Wells Fargo. During fiscal year 2002 the Company paid off the balance on the capital lease.

The second project was the expansion and re-configuration of the Conway, Arkansas, manufacturing and distribution facility. During 1997, 1998, 1999, and 2000 the Company expended approximately $67,000,000 to purchase 100 acres of land, and build a 1,200,000 sq. ft. manufacturing and distribution facility equipped with new manufacturing and warehousing equipment. To finance this project, the Company borrowed $30,000,000 from Wells Fargo Bank that was scheduled to be repaid in three annual $10,000,000 installments, the first of which was paid on January 31, 2001; moreover, as explained below, the Company paid off the entire balance of this loan prior to January 31, 2002. In addition to the loan from Wells Fargo, the Company obtained equipment with operating leases from GE Capital, and used operating cash flow.

As phases of the Conway expansion were completed, the Company was able to vacate several leased warehouses, sell a small production facility, and convert a second production facility into a warehouse. In addition, Virco sold a warehouse located in Torrance, California, which had been held as rental property.

In the fourth quarter of 2001, primarily due to the reduction in inventory related to the implementation of the previously described ATS model and the reduced levels of capital expenditures, Virco was able to pay off the $20,000,000 balance on the loan facility with Wells Fargo Bank that was used to finance the Conway expansion.

Upon the completion of these substantial capital projects, the Company significantly reduced capital spending in 2002 and 2001. Management intends to limit future capital spending until growth in sales volume fully utilizes the new plant and distribution capacity. The Company has established a goal of limiting capital spending to between $5,000,000 to $7,000,000 for 2003, which is approximately one-half of anticipated depreciation expense.

The Company is currently marketing two properties for sale or lease, which have a cumulative estimated market value of approximately $8,000,000. One of these properties, a former production facility in Conway, Arkansas, is currently being utilized as a finished goods warehouse. A second property, located in Los Angeles, California, is currently leased to a third party.

ASSET IMPAIRMENT

In 2002, Virco acquired certain assets of Furniture Focus. As part of this acquisition, the Company recorded goodwill of $2,200,000. For 2003, the Company is rolling out the Furniture Focus package business throughout its nationwide sales force. Virco evaluates the impairment of goodwill at least annually, or when indicators of impairment occur. As of the year ended January 31, 2003, there has been no impairment to the goodwill recorded.

Virco made substantial investments in its infrastructure in 1998, 1999, and 2000. The investments included a new factory, new warehouse, and new production and distribution equipment. The factory, warehouse, and equipment acquired are used to produce, store, and ship a variety of product lines, and the use of any one piece of equipment is not dependent on the success or volume of any individual product. New products are designed to use as many common or existing components as practical. As a result, both our ATS inventory components and the machines used to produce them become more versatile. Virco evaluates the potential for impaired assets on a quarterly basis. As of the year ended January 31, 2003, there has been no impairment to the long-term assets of the corporation.

CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

The Company leases manufacturing, transportation, and office equipment, as well as real estate under a variety of operating leases. The Company leases substantially all vehicles, including trucks and passenger cars under operating leases where the lessor provides fleet management services for the Company. The fleet management services provide Virco with operating efficiencies relating to the acquisition, administration, and operation of leased vehicles. The use of operating leases for manufacturing equipment has enabled the Company to qualify for and use Industrial Revenue Bond financing. Real estate leases have been used where the Company did not want to make a long-term commitment to a location, or when economic conditions favored leasing. The Company does not have any capital lease obligations or purchase commitments in excess of normal recurring obligations.

                            CONTRACTUAL OBLIGATIONS

                                                      PAYMENTS DUE BY PERIOD
                                 ---------------------------------------------------------------------
  CONTRACTUAL OBLIGATIONS         TOTAL   LESS THAN 1 YEAR   1-3 YEARS   3-5 YEARS   MORE THAN 5 YEARS
  -----------------------        -------  ----------------   ---------   ---------   -----------------
Long-Term Debt Obligations       $28,992       $ 1,087        $27,905     $     0         $     0
Capital Lease Obligations              0             0              0           0               0
Operating Lease Obligations       26,000         8,946         11,899       4,651             504
Purchase Obligations                   0             0              0           0               0
Other Long-Term Obligations            0             0              0           0               0
                                 -------       -------        -------     -------         -------
Total                            $54,992       $10,033        $39,804     $ 4,651         $   504
                                 =======       =======        =======     =======         =======

Virco's largest market is publicly funded school districts. A significant portion of this business is awarded on a bid basis. Many school districts require that a bid bond be posted as part of the bid package. In addition to bid bonds, many districts require a performance bond when the bid is awarded. At January 31, 2003, the Company had bonds outstanding valued at approximately $6,850,000. To the best of management's knowledge, in over 50 years of selling to schools, Virco has never had a bid or performance bond called.

The Company accrues an estimate of its exposure to warranty claims based upon both product sales data and warranty claims incurred. For 2002, warranty claims were higher than normal due to a recurring cosmetic complaint relating to a high volume component. At the current time, management cannot reasonably determine whether the warranty claims for the upcoming fiscal year will be less than, equal to, or greater than the warranty claims incurred in 2002. The following is a summary of the Company's warranty-claim activity during 2002.

BALANCE AT JANUARY 31, 2002         PROVISION        COSTS INCURRED       BALANCE AT JANUARY 31, 2003
         $150,000                  $2,091,000         $(1,341,000)                 $900,000

RETIREMENT OBLIGATIONS

The Company provides retirement benefits to employees and non-employee directors under three defined benefit retirement plans; the Virco Employee's Retirement Plan, the Virco Important Performers (VIP) Retirement Plan, and the Retirement Plan for Non-Employee Directors. The Virco Employee Retirement Plan is a qualified retirement plan that is funded through a trust held at Wells Fargo Bank (Trustee). The other two plans are non-qualified retirement plans. The VIP Plan is secured by life insurance policies held in a rabbi trust and the plan for Non-Employee Directors is not funded. In 2002 the Company used more conservative assumptions for estimating the return on plan assets held in the Wells Fargo Trust (Trust) and the rate used to discount the Projected Benefit Obligation (PBO). For 2002 the Company used a 6.5% expected return on plan assets, a 5.0% expected rate of increase in compensation, and a 6.5% discount rate. The result of using these more conservative estimates was to increase annual pension expense for the fiscal year ended January 31, 2003, by approximately $1.5 million and to increase the PBO by approximately $6 million. The Company expects that it will continue to incur the higher annual pension expense through the foreseeable future. The combined impact of reduced discount rates and poor investment results over the past three years resulted in the plan being under-funded. To correct this condition, the Company made an $8 million contribution to the Trust in September 2002, and a total contribution of approximately $10 million for the fiscal year. The Company does not anticipate that it will need to make a similar large contribution in the future, and that annual funding will more closely approximate annual pension expense. The Company does not anticipate making any changes to the pension assumptions in the near future. If the Company were to have used different assumptions in fiscal year ended January 31, 2003, a 1% reduction in investment return would increase expense by approximately $125,000, a 1% change in the rate of compensation increase would increase expense by approximately $355,000 and a 1% reduction in the discount rate would increase expense by $1,240,000. A 1% reduction in the discount rate would increase the PBO by approximately $7.5 million. Refer to note 4 of the financial statements for additional information regarding the pension plans and related expenses.

SHAREHOLDERS EQUITY

In April 1998, the Board of Directors approved a stock buy-back program giving authorization to buy back up to $5,000,000 of Company stock. The authorization of this stock buy-back program was increased to $7,000,000, $14,000,000, $20,000,000 and $22,000,000 in January 1999, April 1999, December 2001 and
December 2002, respectively. As of the end of January 2003 and 2002, the Company had repurchased approximately 1,383,000 and 884,000 shares at a cost of approximately $18,151,000 and $13,505,000 respectively. The Company intends to continue buying back shares of Virco common stock as long as the Company believes the shares are undervalued and either operating cash flow or borrowing capacity under the Wells Fargo Bank line is available.

Virco has established a track record of paying cash dividends to its stockholders for more than 20 consecutive years. The Company paid an annual cash dividend from 1983 through 1996. In 1996 the Company converted from one annual cash dividend to paying quarterly cash dividends. When combined with the effect of our annual stock dividend, Virco has a track record of 20 consecutive years of increasing cash dividends. Virco evaluates its dividend policy on a quarterly basis, and there can be no assurance that past dividend practices will be indicative of future practices. If the Company maintains its current dividend policy, it will pay cash dividends approximating $1.2 million in 2003.

In addition to the quarterly cash dividend policy, Virco has issued a 10% stock dividend or 3/2 stock split every year beginning in 1982. Although the stock dividend has no cash consequences to the Company, the accounting methodology required for 10% dividends has affected the equity section of the balance sheet. When the Company records a 10% stock dividend, 10% of the market capitalization of the Company on the date of the declaration is reclassified from retained earnings to additional paid in capital. During the period from 1982 through 2002, the cumulative effect of the stock dividends has been to reclassify over $122 million from retained earnings to additional paid in capital. The equity section of the balance sheet on January 31, 2003, reflects additional paid in capital of approximately $126 million and deficit retained earnings of approximately $19 million. The retained deficit is a result of the accounting reclassification, and is not the result of accumulated losses.

Management believes cash generated from operations and from the previously described sources will be adequate to meet its capital requirements.

ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. In addition to policies and programs designed to comply with environmental laws and regulations, Virco has enacted programs for recycling and resource recovery that have earned repeated commendations, including designation in 2002 as a WasteWise Partner of the Year and 2001 as a WasteWise Program Champion for Large Businesses by the United States Environmental Protection Agency. Despite these significant accomplishments, environmental laws have changed rapidly in recent years, and Virco may be subject to more stringent environmental laws in the future. The Company has expended, and expects to continue to expend, significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment, and remediation of environmental contamination.

In 2002, the Company was self-insured for Product Liability losses up to $250,000 per occurrence and had a Workers Compensation deductible of $200,000 per occurrence. For the insurance year beginning April 1, 2003, the Company is self-insured for Product Liability losses up to $500,000 per occurrence and has a Workers Compensation deductible of $250,000 per occurrence, and a deductible of $50,000 for auto liability. In prior years the Company has been self-insured for Workers Compensation, Automobile, Product, and General Liability losses. The Company has purchased insurance to cover losses in excess of the self-insured retention or deductible up to a limit of $30,000,000. During the past 10 years the Company has aggressively pursued a program to improve product quality, reduce product liability claims and losses, and to more aggressively litigate product liability cases. This program has continued through 2002 and has resulted in reductions in product liability claims and litigated product liability cases. In addition, the Company has active safety programs to improve plant safety and reduce Workers Compensation losses. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates had a modest impact on the Company's operating costs for the first half of 2002. In the second half of 2002, the Company experienced significant increases in the cost of steel. Please refer to the discussion of steel tariffs under the "Results of Operation" for 2002 section of this MD&A for additional information. In addition, the Company incurred increases in utilities costs in California, and increases in employee benefits, especially medical insurance.

For 2003, the Company anticipates upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy and employee benefits. Although the increase in steel prices appears to have stabilized in 2003, prices have not returned to the lower levels of early 2002. There is pressure on raw material costs that are affected by the price of oil, especially plastics. Transportation costs are also expected to be adversely affected by increased oil prices, in the form of increased operation costs for our fleet, and surcharges on freight paid to 3rd party carriers. For 2003, the Company has mitigated the increased costs of employee benefits, primarily by passing on a greater portion of medical costs to our employees.

To counter the impact of increased costs, the Company has raised the list prices for our product. As a significant portion of our business is through competitive bids, the Company is carefully considering the increased material cost in addition to increased transportation costs as part of the bidding process. Total material costs for 2003, as a percentage of sales, could be higher than in 2002. However, no assurance can be given that the Company will experience stable, modest or substantial increases in prices in 2003. The Company is working to control and reduce costs by improving production and distribution methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components and raw materials.

The Company uses the LIFO method of accounting for the material component of inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. In 2002 and 2001, the Company significantly reduced its expenditures for capital assets, but in the prior three fiscal years (1998, 1999, and 2000) the Company made the significant fixed asset acquisitions described above. The assets acquired result in higher depreciation charges, but due to technological advances should result in operating cost savings and improved product quality. In addition, some depreciation charges will be offset by a reduction in lease expense.

The Company is also subject to interest rate risk related to its $26,655,000 of borrowings as of January 31, 2003, and any seasonal borrowings used to finance additional inventory and receivables. Fluctuating interest rates may adversely affect the Company's results of operations and cash flows related to its variable rate bank borrowings. Accordingly, a 100 basis point upward fluctuation in the lender's base rate would cause the Company to incur additional interest charges of approximately $331,000 for the twelve months ended January 31, 2003. The Company would have benefited from a similar interest savings if the base rate were to have fluctuated downward by a like amount.

In February 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank to reduce exposure due to changes in interest rates. The initial notional swap amount is $30,000,000 for the period February 22, 2000, through February 28, 2001. The notional swap amount then decreased to $20,000,000 until the end of the swap agreement on March 3, 2003. Under this agreement, interest is payable monthly at 7.23% plus a fluctuating margin of 1.50% to 2.50%. At January 31, 2003, the carrying value approximated the fair value of $196,000. During the year ended January 31, 2003, the Company recorded a reduction of $544,000 (net of an applicable income tax of $363,000) in other comprehensive loss in order to account for the change in fair value. The fair value of the swap is estimated on pricing models using current assumptions.

FINANCIAL STRATEGY

Virco's financial strategy is to continue to strive to increase levels of profitability by targeting specific profitable market segments and customers. The Company has organized its sales force, developed products, and acquired production and distribution facilities for the specific needs of these customers. During the fiscal years 1998, 1999, and 2000, the Company made significant capital expenditures to support future sales growth in these targeted markets. For the next several years, the Company intends to increase sales to these markets, and to service these sales without making further significant investments in facilities or working capital.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires such obligations and costs to be recognized at fair value in the period in which they are incurred. The Company will adopt SFAS No. 143 as of February 1, 2003, and does not expect any material effect upon the adoption of the Statement on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires most gains and losses on extinguishment of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required. SFAS No. 145 also amends SFAS No. 13 to require certain lease modifications to be treated as sales-leaseback transactions. Certain provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, while other provisions are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 has not had a material effect on the Company's results of operations or financial condition.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect a material effect on its results of operations or financial condition as a result of the adoption of SFAS No. 146.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of the Interpretation, which are effective for the Company's year ended January 31, 2003, are included in note 9 to the consolidated financial statements, which discuss disclosures relative to its product warranty liability.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

      IN THOUSANDS EXCEPT PER SHARE DATA             2002         2001        2000         1999         1998
---------------------------------------------      --------     --------    --------     --------     --------
SUMMARY OF OPERATIONS
Net sales (4) (5)                                  $244,355     $257,462    $287,342     $268,079     $275,096
Net income before cumulative effect of change
 in accounting principle                           $    282     $    246    $  4,313     $ 10,166     $ 17,630
Cumulative effect of change in accounting
 principle, net of $191 tax benefit(5)                 (297)
                                                   --------     --------    --------     --------     --------
Net income                                         $    282     $    246    $  4,016     $ 10,166     $ 17,630
                                                   ========     ========    ========     ========     ========
Per share data
Income before cumulative effect of
change in accounting principle(1)
     Basic                                         $   0.02     $   0.02    $   0.31     $   0.74     $   1.22
     Assuming dilution                                 0.02         0.02        0.31         0.72         1.20
Cumulative effect of change in accounting
 principle(1)
     Basic                                               --           --       (0,02)          --           --
     Assuming dilution                                   --           --       (0,02)          --           --
Net income(1)
     Basic                                             0.02         0.02        0.29         0.74         1.22
     Assuming dilution                                 0.02         0.02        0.29         0.72         1.20
Pro forma amounts assuming the accounting
 change is applied retroactively
Net income(5)                                      $    282     $    246    $  4,313     $ 10,186     $ 17,663
Per share data
Net income
     Basic                                             0.02         0.02        0.31         0.73         1.23
     Assuming dilution                                 0.02         0.02        0.31         0.72         1.20
Dividends declared per share,
adjusted for 10% stock dividend
     Cash dividends                                $   0.08     $   0.07    $   0.06     $   0.06     $   0.05
OTHER FINANCIAL DATA
     Total assets                                  $154,796     $161,372    $199,549     $190,863     $151,380
     Working capital                               $ 38,748     $ 34,464    $ 43,173     $ 51,423     $ 47,405
     Current ratio                                    2.4/1        2.2/1       1.9/1        2.3/1        2.4/1
     Total long-term obligations                   $ 44,604     $ 40,853    $ 55,075     $ 53,995     $ 25,690
     Stockholders' equity                          $ 82,774     $ 90,223    $ 94,141     $ 93,834     $ 88,923
     Shares outstanding at year-end (3)              13,111       13,445      13,652       13,750       14,119
     Stockholders' equity per share (2)            $   6.31     $   6.71    $   6.90     $   6.82     $   6.30

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

FINANCIAL HIGHLIGHTS
in thousands, except per share data             2002              2001             2000             1999            1998
--------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales - continuing operations (3, 4)      $ 244,355        $ 257,462        $ 287,342        $ 268,079       $ 275,096
Net income
  Continuing operations                             282              246            4,313           10,166          17,630
  Discontinued operations                             -                -                -                -               -
  Change in accounting methods                        -                -             (297)               -               -
                                              ----------------------------------------------------------------------------
                                              $     282        $     246        $   4,016        $  10,166        $ 17,630
                                              ----------------------------------------------------------------------------
Net income per share (1)                      $    0.02        $    0.02        $    0.29        $    0.72          $ 1.20
Stockholder's equity                             82,774           90,223           94,141           93,834          88,923
Stockholder's equity per share (2)                 6.31             6.71             6.90             6.82            6.30

FINANCIAL HIGHLIGHTS
in thousands, except per share data             1997             1996              1995            1994            1993
--------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales - continuing operations (3, 4)      $ 259,586        $ 237,551        $ 225,559        $ 216,822       $ 206,738
Net income
  Continuing operations                          13,852            9,326            5,209            5,001           4,302
  Discontinued operations                             -                -                -                -               -
  Change in accounting methods                        -                -                -                -            (275)
                                              ----------------------------------------------------------------------------
                                              $  13,852        $   9,326        $   5,209        $   5,001       $   4,027
                                              ----------------------------------------------------------------------------
Net income per share (1)                      $    0.94        $    0.64        $    0.36        $    0.35       $    0.28
Stockholder's equity                             77,077           63,921           55,386           50,466          45,637
Stockholder's equity per share (2)                 5.39             4.48             3.88             3.55            3.20

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

                         Report of Independent Auditors

The Board of Directors and Stockholders
Virco Mfg. Corporation

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.


                                             /s/ Ernst & Young LLP

Long Beach, California
March 14, 2003

                             Virco Mfg. Corporation

                           Consolidated Balance Sheets
                      (In thousands, except per share data)

                                                                             JANUARY 31
                                                                          2003       2002
                                                                        -------------------
ASSETS
Current assets
   Cash                                                                 $  1,639   $  1,704
   Trade accounts receivable (less allowance for doubtful accounts of
     $225 in 2003 and $200 in 2002)                                       17,178     19,251
   Other receivables                                                         223        175

   Inventories
     Finished goods                                                       16,510     16,159
     Work in process                                                      18,233     12,322
     Raw materials and supplies                                            8,296     10,202
                                                                        -------------------
                                                                          43,039     38,683

   Prepaid expenses and other current assets                               1,495        935
   Deferred income taxes                                                   2,494      1,711
                                                                        -------------------
Total current assets                                                      66,068     62,459

Property, plant and equipment
   Land and land improvements                                              3,626      3,548
   Buildings and building improvements                                    50,311     50,245
   Machinery and equipment                                               101,648    100,999
   Leasehold improvements                                                  1,278      1,375
                                                                        -------------------
                                                                         156,863    156,167
   Less accumulated depreciation and amortization                         83,827     72,761
                                                                        -------------------
Net property, plant and equipment                                         73,036     83,406

Other assets                                                              15,692     15,507
                                                                        -------------------
Total assets                                                            $154,796   $161,372
                                                                        ===================

                                                                              JANUARY 31
                                                                           2003         2002
                                                                        ----------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Checks released but not yet cleared bank                             $   2,506    $   2,930
   Accounts payable                                                         8,395        8,816
   Income tax payable                                                       3,538        1,282
   Accrued compensation and employee benefits                               7,109        8,602
   Current portion of long-term debt                                        1,087        2,061
   Other accrued liabilities                                                4,685        4,304
                                                                        ----------------------
Total current liabilities                                                  27,320       27,995

Noncurrent liabilities
   Accrued self-insurance retention                                         2,936        2,777
   Accrued pension expenses                                                13,763       11,429
   Long-term debt, less current portion                                    27,905       26,647
                                                                        ----------------------
Total noncurrent liabilities                                               44,604       40,853

Deferred income taxes                                                          98        2,301

Commitments and contingencies

Stockholders' equity
   Preferred stock:
     Authorized 3,000,000 shares, $.01 par value;
       none issued or outstanding
   Common stock:
     Authorized 25,000,000 shares, $.01 par value; issued 14,527,074
       shares in 2003 and 13,167,399 shares in 2002                           145          132
   Additional paid-in capital                                             126,284      109,638
   Retained deficit                                                       (18,927)      (2,006)
   Less treasury stock at cost (1,416,472  shares in 2003 and 944,352
     shares in 2002)                                                      (18,634)     (13,975)
   Less accumulated comprehensive loss                                     (6,094)      (3,566)
                                                                        ----------------------
Total stockholders' equity                                                 82,774       90,223
                                                                        ----------------------
Total liabilities and stockholders' equity                              $ 154,796    $ 161,372
                                                                        ======================

See accompanying notes.

                             Virco Mfg. Corporation

                        Consolidated Statements of Income
                      (In thousands, except per share data)

                                                                      YEAR ENDED JANUARY 31
                                                                  2003        2002        2001
                                                                ---------------------------------
Net sales                                                       $ 244,355   $ 257,462   $ 287,342
Costs of goods sold                                               167,570     180,275     203,765
                                                                ---------------------------------
Gross profit                                                       76,785      77,187      83,577

Selling, general and administrative expenses                       72,536      71,816      83,192
Provision for doubtful accounts                                       267         288         156
Interest expense                                                    3,410       4,561       4,962
Loss (Gain) on sale of assets                                         149          86      (7,667)
Other income                                                           --          --      (4,052)
                                                                ---------------------------------
Income before income taxes and cumulative effect of change in         423         436       6,986
   accounting principle
Provision for income taxes                                            141         190       2,673
                                                                ---------------------------------
Income before cumulative effect of change in                          282         246       4,313
   accounting principle
Cumulative effect of change in accounting principle                    --          --        (297)
                                                                ---------------------------------
Net income                                                      $     282   $     246   $   4,016
                                                                =================================

AMOUNTS PER COMMON SHARE - BASIC
Income before cumulative effect of change in
   accounting principle                                         $    0.02   $    0.02   $    0.31
Cumulative effect of change in accounting principle                    --          --       (0.02)
                                                                ---------------------------------
Net income                                                      $    0.02   $    0.02   $    0.29
                                                                =================================

AMOUNTS PER COMMON SHARE - ASSUMING DILUTION
Income before cumulative effect of change
   in accounting principle                                      $    0.02   $    0.02   $    0.31
Cumulative effect of change in accounting principle                    --          --       (0.02)
                                                                ---------------------------------
Net income                                                      $    0.02   $    0.02   $    0.29
                                                                =================================

Weighted average shares outstanding
   Basic                                                           13,344      13,485      13,747
   Assuming dilution                                               13,458      13,675      13,885

See accompanying notes.

                             Virco Mfg. Corporation

                 Consolidated Statements of Stockholders' Equity

                      (In thousands, except per share data)

                                                                         Additional    Retained
                                                   Common Stock           Paid-In      Earnings      Comprehensive
                                              Shares         Amount       Capital      (Deficit)     Income (Loss)
                                            ----------------------------------------------------------------------
Balance at January 31, 2000                 10,330,476    $       110   $    84,635   $    20,242
   Net income                                       --             --            --         4,016    $       4,016
   Minimum pension liability, net of tax            --             --            --            --           (1,155)
                                                                                                     -------------
   Comprehensive income                             --             --            --            --    $       2,861
                                                                                                     =============
   Unearned ESOP shares                             --             --            --            --
   Stock issued under option plans              49,783             --           284            --
   Stock dividend (10%)                      1,030,100             10        12,737       (12,747)
   Cash dividends                                   --             --            --          (866)
   Purchase of treasury stock                 (127,372)            --            --            --
                                            ----------------------------------------------------------------------
Balance at January 31, 2001                 11,282,987            120        97,656        10,645
   Net income                                       --             --            --           246    $         246
   Minimum pension liability, net of tax            --             --            --            --           (1,329)
   Derivative instrument, net of tax                --             --            --            --             (662)
                                                                                                     -------------
   Comprehensive loss, net of tax                   --             --            --            --    $      (1,745)
                                                                                                     =============
   Unearned ESOP shares                             --             --            --            --
   Stock issued under option plans              13,847             --            30            --
   Stock dividend (10%)                      1,120,268             12        11,952       (11,952)
   Cash dividends                                   --             --            --          (945)
   Purchase of treasury stock                 (194,055)            --            --            --
                                            ----------------------------------------------------------------------
Balance at January 31, 2002                 12,223,047            132       109,638        (2,006)
   Net income                                       --             --            --           282              282
   Minimum pension liability, net of tax            --             --            --            --           (3,072)
   Derivative instrument, net of tax                --             --            --            --              544
                                                                                                     -------------
   Comprehensive loss, net of tax                   --             --            --            --    $      (2,246)
                                                                                                     =============
   Stock issued under option plans             147,004              1           469
   Stock dividend (10%)                      1,212,671             12        16,177       (16,189)
   Cash dividends                                   --             --            --        (1,014)
   Purchase of treasury stock                 (472,120)            --            --            --
                                            ----------------------------------------------------------------------
Balance at January 31, 2003                 13,110,602    $       145   $   126,284   $   (18,927)
                                            ======================================================================

                                                                          Accumulated
                                             Treasury        ESOP        Comprehensive
                                              Stock          Trust            Loss             Total
                                           ------------------------------------------------------------
Balance at January 31, 2000                $   (10,692)   $       (41)   $        (420)     $    93,878
   Net income                                       --             --               --            4,016
   Minimum pension liability, net of tax            --             --           (1,155)          (1,155)
   Comprehensive income                             --             --               --               --
   Unearned ESOP shares                             --           (655)              --             (655)
   Stock issued under option plans                  --             --               --              284
   Stock dividend (10%)                             --             --               --               --
   Cash dividends                                   --             --               --             (866)
   Purchase of treasury stock                   (1,317)            --               --           (1,317)
                                           ------------------------------------------------------------
Balance at January 31, 2001                    (12,009)          (696)          (1,575)          94,141
   Net income                                       --             --               --              246
   Minimum pension liability, net of tax            --             --           (1,329)          (1,329)
   Derivative instrument, net of tax                --             --             (662)            (662)
   Comprehensive loss, net of tax                   --             --               --               --
   Unearned ESOP shares                             --            696               --              696
   Stock issued under option plans                  --             --               --               30
   Stock dividend (10%)                             --             --               --               12
   Cash dividends                                   --             --               --             (945)
   Purchase of treasury stock                   (1,966)            --               --           (1,966)
                                           ------------------------------------------------------------
Balance at January 31, 2002                    (13,975)            --           (3,566)          90,223
   Net income                                       --             --               --              282
   Minimum pension liability, net of tax            --             --           (3,072)          (3,072)
   Derivative instrument, net of tax                --             --              544              544
   Comprehensive loss, net of tax                   --             --               --               --
   Stock issued under option plans                  --             --               --              470
   Stock dividend (10%)                             --             --               --               --
   Cash dividends                                   --             --               --           (1,014)
   Purchase of treasury stock                   (4,659)            --               --           (4,659)
                                           ------------------------------------------------------------
Balance at January 31, 2003                $   (18,634)   $        --    $      (6,094)     $    82,774
                                           ============================================================

See accompanying notes.

                             Virco Mfg. Corporation

                      Consolidated Statements of Cash Flows

                      (In thousands, except per share data)

                                                           YEAR ENDED JANUARY 31
                                                        2003        2002        2001
                                                      --------------------------------
OPERATING ACTIVITIES
Net income                                            $    282    $    246    $  4,016
Adjustments to reconcile net income to net cash
   provided by operating activities
     Cumulative effect of accounting change                             --         297
     Depreciation and amortization                      13,659      15,813      13,412
     Provision for doubtful accounts                       267         288         156
     Loss (Gain) on sale of property, plant and
       equipment                                           149          86      (7,667)
     Deferred income taxes                                 555      (1,722)       (407)
     Changes in assets and liabilities:
       Trade accounts receivable                         4,156       5,020       1,742
       Other receivables                                   (48)        411         341
       Inventories                                      (4,356)     19,356        (981)
       Income taxes                                      2,256       3,790        (755)
       Prepaid expenses and other current assets          (560)        215         138
       Accounts payable and accrued liabilities         (4,443)     (8,230)        560
       Other                                               128        (236)     (4,383)
                                                      --------------------------------
Net cash provided by operating activities               12,045      35,037       6,469

INVESTING ACTIVITIES
Capital expenditures                                    (3,532)     (5,229)    (22,711)
Proceeds from sale of property, plant and equipment         93         570      10,258
Net investment in life insurance                          (109)      1,385          --
Acquisition of business                                 (4,550)         --          --
                                                      --------------------------------
Net cash used in investing activities                   (8,098)     (3,274)    (12,453)

                             Virco Mfg. Corporation

                      (In thousands, except per share data)

                                                             YEAR ENDED JANUARY 31
                                                        2003        2002        2001
                                                      --------------------------------
FINANCING ACTIVITIES
Dividends paid                                        $ (1,014)   $   (945)   $   (866)
Issuance of long-term debt                               4,240          --      19,817
Repayment of long-term debt                             (3,049)    (28,237)    (12,000)
Proceeds from issuance of common stock                     178          30         284
Purchase of treasury stock                              (4,367)     (1,954)     (1,317)
ESOP loan                                                   --         696        (655)
                                                      --------------------------------
Net cash (used in) provided by financing activities     (4,012)    (30,410)      5,263

Net increase (decrease) in cash                            (65)      1,353        (721)
Cash at beginning of year                                1,704         351       1,072
                                                      --------------------------------
Cash at end of year                                   $  1,639    $  1,704    $    351
                                                      ================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (received) during the year for
   Interest, net of amounts capitalized               $  3,513    $  4,805    $  4,953
   Income tax, net                                      (2,495)     (1,935)      3,835

See accompanying notes.

                             Virco Mfg. Corporation

                   Notes to Consolidated Financial Statements

                                January 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Virco Mfg. Corporation, which operates in one business segment, is engaged in the design, production and distribution of quality furniture for the commercial and education markets. Over 50 years of manufacturing has resulted in a wide product assortment. Major products include mobile tables, mobile storage equipment, desks, computer furniture, chairs, activity tables, folding chairs and folding tables. The Company manufactures its products in Torrance, California, and Conway, Arkansas, for sale primarily in the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2001 and 2000 information to conform to the 2002 presentation.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company's credit risk. The Company does not typically obtain collateral to secure credit risk. A substantial percentage of the Company's receivables comes from low-risk government entities. No customers exceeded 10% of the Company's sales for each of the three years in the period ended January 31, 2003. Foreign sales were less than 5% for each of the three years in the period ended January 31, 2003.

DERIVATIVES

The Company uses derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. All derivatives are recognized as either assets or liabilities in the statement of financial condition and are measured at fair value. At January 31, 2003, the only derivative instrument is an interest rate swap that qualifies as a cash flow hedge. Changes in the fair value of the swap are recorded in other comprehensive income/loss as the hedge is effective in achieving offsetting changes in the fair value of cash flows of the liability.

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

Interest costs, amounting to $38,000, $55,000 and $453,000 for the years ended January 31, 2003, 2002 and 2001, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software developed for its own use. Such costs are amortized over three to seven years from the date the software becomes operational. The net book value of capitalized software was $5,149,000 and $7,593,000 at January 31, 2003 and 2002, respectively.

The net book value of assets held under capital leases included in machinery and equipment amounted to $0 and $2,294,000 at January 31, 2003 and 2002, respectively. Amortization of capital leases is included in depreciation expense.

IMPAIRMENT OF LONG-LIVED ASSETS

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting

                             Virco Mfg. Corporation
provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The adoption of the Statement on February 1, 2002 did not have a significant impact on the Company's financial position, results of operations, or cash flows.

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

                                               2002          2001          2000
                                            ---------------------------------------
Numerator
   Income before cumulative effect of the
     accounting change                      $   282,000   $   246,000   $ 4,313,000
                                            =======================================
Denominator
   Denominator for basic earnings
     per share - weighted-average shares     13,344,000    13,485,000    13,747,000
   Dilutive potential common shares             114,000       190,000       138,000
                                            ---------------------------------------
   Denominator for diluted earnings per
     share - adjusted weighted-average
     shares and assumed conversions          13,458,000    13,675,000    13,885,000
                                            =======================================

On August 20, 2002, the Company's Board of Directors authorized a 10% stock dividend payable on September 30, 2002, to stockholders of record as of September 6, 2002. This resulted in the issuance of approximately 1,213,000 additional shares of common stock. All per share and weighted-average share amounts have been restated to reflect this stock dividend and any splits or dividends previously declared.

                             Virco Mfg. Corporation

GOODWILL AND INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective for any business combination completed subsequent to June 30, 2001, and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life will no longer be amortized and will be subjected to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The adoption of SFAS No. 142 did not have a material effect on the Company's financial position, results of operations or cash flows as prior to April 2002 the Company did not have any recorded goodwill or any indefinite lived or finite lived intangible assets, other than deferred pension assets (see note 11). At January 31, 2003, goodwill totaled $2,200,000.

ENVIRONMENTAL COSTS

Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs that extend the useful life of assets are capitalized and amortized over the useful life of the assets.

ADVERTISING COSTS

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $2,921,000 in 2002, $4,237,000 in 2001 and $3,517,000 in 2000.

PRODUCT WARRANTY EXPENSE

The Company provides for a product warranty on most of the products. It generally provides that customers can return a defective product during the specified warranty period following purchase in exchange for a replacement product or repair at no cost to the consumer. The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. The Company recorded reserves of $900,000 and $150,000 as of January 31, 2003 and 2002, respectively.

SELF-INSURANCE

The Company has a self-insured retention for workers' compensation, automobile and general and product liability claims. Consulting actuaries assist the Company in determining its liability for the self-insured component of claims, which have been discounted to their net present value.

                             Virco Mfg. Corporation

STOCK-BASED COMPENSATION PLANS

Stock based compensation--In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting of Stock Based Compensation," which established accounting and reporting standards for stock based employee compensation plans effective after fiscal year 1996. SFAS No. 123 encourages entities to adopt the fair value based method of accounting; however, it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board No. 25. Entities electing to remain on the "intrinsic value based" method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS No. 123, but has provided pro forma disclosures.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting For Stock Based Compensation--Transition and Disclosure." SFAS No. 148 amended SFAS No. 123 "Accounting For Stock-Based Compensation", to provide new guidance concerning the transition when a company changes from the intrinsic-value method to the fair-value method of accounting for employee stock-based compensation cost. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding such cost in annual financial statements and in condensed interim financial statements. Certain disclosure provisions of SFAS No. 148 were adopted by the Company in its financial statements prepared as of January 31, 2003.

SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 4.11% to 6.26%; dividend yield of 0.10% to 0.98%; volatility factor of the expected market price of the Company's common stock of 0.26 to 0.40; and a weighted-average expected life of the option of five years.

                             Virco Mfg. Corporation

The estimated fair value of the options is amortized to expense over the options' vesting period for pro forma disclosures. The per share "pro forma" for the effects of SFAS No. 123, as amended by SFAS 148, is not indicative of the effects on reported net income (loss) for future years. The Company's "reported" and "pro forma" information is as follows:

                                                      YEAR ENDED JANUARY 31
                                                 2003       2002        2001
                                                -------------------------------
Net income, as reported                         $   282    $   246    $   4,016
  Deduct: Total stock-based employee
  compensation expense determined under the
  fair value based method for all awards, net
  of tax effects                                    (41)       (42)        (102)
                                                -------------------------------
Pro forma net income                            $   241    $   204    $   3,914
                                                ===============================

Basic earnings per share
  Net income, as reported                       $   .02    $   .02    $     .29
  Net income, pro forma                         $   .02    $   .02    $     .28

Diluted earnings per share
  Net income, as reported                       $   .02    $   .02    $     .29
  Net income, pro forma                         $   .02    $   .01    $     .28

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Effective February 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Previously, the Company had recognized revenue upon shipment of merchandise to the customer even though at each fiscal year-end and quarter a portion of its merchandise was shipped FOB destination. The Company believes it had given up substantially all the risks and rewards of ownership upon shipment. Under the new accounting method adopted

                             Virco Mfg. Corporation
retroactive to February 1, 2000, the Company now recognizes all sales when title passes under its various shipping terms. The cumulative effect of the change on prior years resulted in a charge to income of $297,000 (net of income taxes of $191,000), which is included in income for the year ended January 31, 2001. There was no effect on the Company's net income for the year ended January 31, 2001, before the cumulative effect of the accounting change was made.

In 2002, the Company purchased certain assets of Furniture Focus, a company which sells complete educational furniture packages to schools. For package orders, the Company records revenue upon completion of the projects and delivery of all products. The Company reports sales as net of sales returns and allowances.

SHIPPING AND HANDLING FEES

Shipping and handling fees are included as revenue in net sales. Costs related to shipping and handling are included in operating expenses. For the years ended January 31, 2003, 2002 and 2001, shipping and handling costs of approximately $27,590,000, $27,491,000 and $31,903,000, respectively, were included in selling, general and administrative expenses.

FISCAL YEAR END

Fiscal years 2002, 2001 and 2000, refer to the years ended January 31, 2003, 2002 and 2001, respectively.

FUTURE ACCOUNTING REQUIREMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires such obligations and costs to be recognized at fair value in the period in which they are incurred. The Company will adopt SFAS No. 143 as of February 1, 2003, and does not expect any material effect upon the adoption of the Statement on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires most gains and losses on extinguishment of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required. SFAS No. 145 also amends SFAS No. 13 to require certain lease modifications to be treated as sales-leaseback

                             Virco Mfg. Corporation
transactions. Certain provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, while other provisions are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 has not had a material effect on the Company's results of operations or financial condition.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect a material effect on its results of operations or financial condition as a result of the adoption of SFAS No. 146.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: (the Interpretation or FIN No. 45)." The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted FIN No. 45 effective January 31, 2003, and disclosed the Company's accounting policy and methodology used in determining its liability for product warranties. A tabular reconciliation of the changes in the Company's product warranty liability is included in Note 9.

2. INVENTORIES

The current material cost for inventories exceeded LIFO cost by $3,519,000 and $2,048,000 at January 31, 2003 and 2002, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories (decreased) increased income by $(423,000), $(825,000) and $111,000 in the years ended January 31, 2003, 2002 and 2001, respectively.

Details of inventory amounts, including the material portion of inventory which is valued at LIFO, at January 31, 2003 and 2002, are as follows (in thousands):

                                           JANUARY 31, 2003
                              ---------------------------------------------
                               MATERIAL                  LABOR,
                              CONTENT AT    LIFO        OVERHEAD
                                 FIFO      RESERVE     AND OTHER     TOTAL
                              ---------------------------------------------
Finished goods                 $10,772     $  (981)     $ 6,719     $16,510
Work in process                  9,822      (1,314)       9,725      18,233
Raw materials and supplies       9,520      (1,224)          --       8,296
                              ---------------------------------------------
Total                          $30,114     $(3,519)     $16,444     $43,039
                              =============================================

                             Virco Mfg. Corporation

                                             JANUARY 31, 2002
                              ---------------------------------------------
                               MATERIAL                  LABOR,
                              CONTENT AT    LIFO       OVERHEAD
                                 FIFO      RESERVE     AND OTHER     TOTAL
                              ---------------------------------------------
Finished goods                 $10,583     $  (493)     $ 6,069     $16,159
Work in process                  6,081        (586)       6,827      12,322
Raw materials and supplies      11,171        (969)          --      10,202
                              ---------------------------------------------
Total                          $27,835     $(2,048)     $12,896     $38,683
                              =============================================

3. NOTES PAYABLE

Outstanding balances (in thousands) for the Company's long-term debt were as follows:

                                                       JANUARY 31
                                                    2003       2002
                                                   ------------------
Revolving credit line with Wells Fargo Bank (a)    $26,655    $22,414
IRB with the City of Torrance (b)                    2,141      3,165
Equipment credit line with GECC (c)                     --        884
Derivative instrument (a)                              196      1,103
Other                                                   --      1,142
                                                   ------------------
                                                    28,992     28,708
Less current portion                                 1,087      2,061
                                                   ------------------
                                                   $27,905    $26,647
                                                   ==================

Outstanding stand-by letters of credit             $    --    $ 2,411

(a) A revolving credit facility with Wells Fargo Bank, amended and restated in February 2003, but effective at January 31, 2003 provides a secured revolving line of credit that ranges from $40,000,000 to $70,000,000 to allow for additional working capital requirements during the Company's traditional peak period. This is a two-year non-amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate, plus a fluctuating margin of 0.25% - 0.50% (4.75% at January 31, 2003). The line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus a fluctuating margin of 1.50% to 2.50%. Approximately $13,345,000 was available for borrowing as of January 31, 2003.

    The $26,655,000 due under Wells Fargo Bank's line of credit will be payable in the

                             Virco Mfg. Corporation
         fiscal year ending January 31, 2005, if the agreement is not renewed. The Company intends to renew the agreement.

         On February 22, 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank. The initial notional swap amount was $30,000,000 for the period February 22, 2000 through February 28, 2001. The notional swap amount decreased to $20,000,000 until its expiration on March 3, 2003. The swap agreement is in consideration for a fixed rate at 7.23% plus a fluctuating margin of 1.50% to 2.50%. The Company adopted SFAS No. 133 "Accounting for Derivatives and Hedging Activities" on February 1, 2001. The adjustment to adopt SFAS 133 resulted in recording a liability of $920,000 and an offset to other comprehensive loss, which was $552,000 net of applicable income tax benefit of $368,000. At January 31, 2003, the carrying value of the swap approximated the fair value of $196,000, with an offset to other comprehensive loss of $118,000 net of an applicable tax benefit of $78,000. The revolving credit facility with Wells Fargo Bank is subject to various financial covenants including a liquidity requirement, a leverage requirement, a cash flow coverage requirement and profitability requirements. The agreement also places certain restrictions on capital expenditures, dividends and the repurchase of the Company's common stock. The revolving credit facility is secured by the Company's accounts receivable, inventory and equipment.

     (b) Ten-year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

     (c) Credit agreement with General Electric Capital Corporation (GECC) to finance the initial portion of the new business information system. This is a four-year amortizing capital lease with principal and interest (approximately 7.5%) payable of $87,500 monthly. The Company has the option of buying out the lease three years into the lease period. During the year ended January 31, 2003, the Company exercised the buy-out option.

Long-term debt repayments are approximately as follows (in thousands):

Year ending January 31
----------------------
        2004                                      $ 1,087
        2005                                       27,905
                                                  -------
                                                  $28,992
                                                  =======

                             Virco Mfg. Corporation

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 2003 and 2002, as the majority of the long-term debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

For fiscal year 2000, the Company guaranteed a $1,500,000 line of credit from Wells Fargo Bank to the Virco Employee Stock Ownership Plan (ESOP), of which $696,000 was outstanding under the line at January 31, 2001. The ESOP plan was dissolved during the year ended January 31, 2002.

4. RETIREMENT PLANS

QUALIFIED PENSION PLAN

The Company and its subsidiaries cover all employees under a noncontributory defined benefit retirement plan, the Virco Employees' Retirement Plan (the
Plan). Benefits under the Plan are based on years of service and career average earnings. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Minimum pension liability adjustments for the years 2002, 2001 and 2000 were $3,072,000, $1,329,000 and
$1,155,000, respectively (net of taxes of $2,005,000, $850,000 and $768,000, respectively), and are included in comprehensive loss. Assets of the Plan are invested in common trust funds.

                             Virco Mfg. Corporation

The following table sets forth (in thousands) the funded status of the Plan at December 31, 2002 and 2001:

                                                          PENSION BENEFITS
                                                      2002                2001
                                                    ----------------------------
Change in benefit obligation
   Benefit obligation at beginning of year          $ 21,163            $ 19,435
   Service cost                                        1,437               1,017
   Interest cost                                       1,684               1,515
   Plan amendments                                       503                 438
   Actuarial loss                                      4,520                 748
   Benefit paid                                         (520)             (1,990)
                                                    ----------------------------
   Benefit obligation at end of year                $ 28,787            $ 21,163
                                                    ============================
Change in plan assets
   Fair value at beginning of year                  $  8,808            $ 10,193
   Actual return on plan assets                       (1,696)             (2,116)
   Company contributions                              10,482               2,721
   Benefits paid                                        (520)             (1,990)
                                                    ----------------------------
   Fair value at end of year                        $ 17,074            $  8,808
                                                    ============================

   Funded status of plan                            $(11,713)           $(12,355)
   Unrecognized net transition amount                   (184)               (225)
   Unrecognized prior service cost                     4,333               4,430
   Unrecognized net actuarial loss                    14,700               8,702
                                                    ----------------------------
   Net amount recognized                            $  7,136            $    552
                                                    ============================

Statements of financial position
   Accrued benefit liability                        $ (7,077)           $ (8,680)
   Intangible asset                                    4,333               4,430
   Accumulated other comprehensive income              9,880               4,802
                                                    ----------------------------
   Net amount recognized                            $  7,136            $    552
                                                    ============================

                                                        2002               2001
                                                        ------------------------
Weighted average assumptions
   Discount rate                                        6.50%               7.75%
   Expected return on plan assets                       6.50%               8.00%
   Rate of compensation increase                        5.00%               5.00%

The total pension expense for the Plan (in thousands) included the following components:

                             Virco Mfg. Corporation

                                                               DECEMBER 31
                                                2002               2001              2000
                                               -------------------------------------------
Components of net cost
   Service cost                                $ 1,437           $ 1,017           $   930
   Interest cost                                 1,684             1,515             1,425
   Expected return on plan assets                 (820)             (821)           (1,089)
   Amortization of transition amount               (42)              (42)              (42)
   Amortization of prior service cost              601               562               528
   Recognized net actuarial loss                 1,039               398               148
                                               -------------------------------------------
   Benefit cost                                $ 3,899           $ 2,629           $ 1,900
                                               ===========================================

VIP RETIREMENT PLAN

The Company also provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan is funded by a life insurance program. The cash surrender values of the policies funding the VIP Plan were $2,419,000 and $2,138,000 at January 31, 2003 and 2002, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The Company maintains a rabbi trust to hold assets related to the VIP Plan, the Dual Option Life Insurance Plan, and the Deferred Compensation Plan. Substantially all assets funding these Plans are held in the rabbi trust.

                             Virco Mfg. Corporation

The following table sets forth (in thousands) the funded status of the VIP Plan at December 31, 2002 and 2001:

                                                          NONQUALIFIED VIP PENSION
                                                            2002             2001
                                                          ------------------------
Change in benefit obligation
   Benefit obligation at beginning of year                $ 4,821          $ 4,298
   Service cost                                               820              490
   Interest cost                                              431              323
   Plan amendments                                           (503)            (438)
   Actuarial loss                                           2,453              492
   Benefit paid                                              (266)            (344)
                                                          -------          -------
   Benefit obligation at end of year                      $ 7,756          $ 4,821
                                                          =======          =======

Change in plan assets
   Company contributions                                  $   266          $   344
   Benefits paid                                             (266)            (344)
                                                          -------          -------
   Fair value at end of year                              $     -          $     -
                                                          =======          =======

   Funded status of plan                                  $(7,756)         $(4,821)
   Unrecognized prior service cost                         (3,121)          (3,035)
   Unrecognized net actuarial loss                          4,816            2,718
                                                          -------          -------
   Accrued benefit cost                                   $(6,061)         $(5,138)
                                                          =======          =======

Statements of financial position
   Accrued benefit liability                              $(6,061)         $(5,138)
                                                          -------          -------
   Net amount recognized                                  $(6,061)         $(5,138)
                                                          =======          =======

                                                   2002             2001
                                                   ---------------------
Weighted average assumptions
   Discount rate                                   6.50%            7.75%
   Rate of compensation increase                   5.00%            5.00%

                             Virco Mfg. Corporation

The total plan expense for the VIP Plan included the following components (in thousands):

                                                              DECEMBER 31
                                                       2002       2001      2000
                                                      --------------------------
Components of net cost
   Service cost                                       $  820     $ 490     $ 417
   Interest cost                                         431       323       299
   Amortization of prior service cost                   (417)     (366)     (314)
   Recognized net actuarial loss                         355       193       157
                                                      --------------------------
   Benefit cost                                       $1,189     $ 640     $ 559
                                                      ==========================

NON-EMPLOYEE DIRECTORS RETIREMENT PLAN

In April 2001, the Board of Directors established a non-qualified plan for non-employee directors of the Company. This Non-Employee Directors Retirement Plan provides a lifetime annual retirement benefit equal to the director's annual retainer fee for the fiscal year in which the director terminates his or her position with the Board, subject to the director providing 10 years of service to the Company. At January 31, 2003, this Plan did not hold any assets.

                             Virco Mfg. Corporation

The following table sets forth (in thousands) the funded status of the Non-Employee Directors Retirement Plan at December 31, 2002:

                                                                 NON EMPLOYEE DIRECTOR
                                                                        PENSION
                                                                2002                2001
                                                               -------------------------
Change in benefit obligation
   Benefit obligation at beginning of year                     $  485              $ 461
   Service cost                                                    29                 24
   Interest cost                                                   34                 36
   Plan amendments                                                 --                 --
   Actuarial loss                                                   6                (36)
   Benefits paid                                                   --                 --
                                                               -------------------------
   Benefit obligation at end of year                           $  554              $ 485
                                                               =========================

Change in plan assets
   Fair value of plan assets at inception and end of year      $   --              $  --
                                                               =========================

   Funded status of plan                                       $ (554)             $(485)
   Unrecognized prior service cost                                286                373
   Unrecognized net actuarial loss                                (30)               (36)
                                                               -------------------------
   Net amount recognized                                       $ (298)             $(148)
                                                               =========================

Statements of financial position
   Accrued benefit liability                                   $ (554)             $(485)
   Intangible asset                                               256                337
                                                               -------------------------
   Net amount recognized                                       $ (298)             $(148)
                                                               =========================

                                             2002          2001
                                             ------------------
Weighted average assumptions
 Discount rate                               6.50%         7.75%
 Rate of compensation increase               5.00%         5.00%

                             Virco Mfg. Corporation

The total plan expense for the Non-Employee Directors Retirement Plan included the following components (in thousands):

                                                    DECEMBER 31
                                                 2002        2001
                                                 ----------------
Components of net cost
   Service cost                                  $ 29        $ 24
   Interest cost                                   34          36
   Amortization of prior year service cost         88          88
                                                 ----------------
   Benefit Cost                                  $151        $148
                                                 ================

401(k) RETIREMENT PLAN

The Company's Retirement Plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. Through December 31, 2001, this Plan included an employee stock ownership component. This Plan continues to include the Virco Stock Fund as one of the investment options. Shares owned by this Plan are held by the Plan Trustee, Security Trust Company. At January 31, 2003, this Plan held 561,914 shares of Virco Stock. While these shares were included in the employee stock ownership component prior to the dissolution of the ESOP Plan, allocated shares held by the Trust were included in shares outstanding and the related dividends were charged to retained earnings. For the fiscal years ended January 31, 2003, 2002 and 2001, there was no employer match and therefore no compensation cost to the Company.

LIFE INSURANCE

The Company provides current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Cash surrender values of these policies, which are included in other assets in the consolidated balance sheets, were $3,915,000 and $3,523,000 at January 31, 2003 and 2002, respectively.

DEFERRED COMPENSATION PLAN

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pretax basis. The total participant deferrals were $1,772,000 and $1,461,000 for the years ended January 31, 2003 and 2002, respectively. The Deferred Compensation Plan is funded with investment funds held in the rabbi trust and are included in other assets in the consolidated balance sheets.

                             Virco Mfg. Corporation

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS

The Company's two stock plans are the 1997 Employee Incentive Plan (the 1997
Plan) and the 1993 Employee Incentive Stock Plan (the 1993 Plan). Under these stock plans, the Company may grant an aggregate of approximately 1,432,000 shares (as adjusted for the stock split and stock dividends) to its employees in the form of stock options. Non-employee directors automatically receive a grant for options to purchase 2,000 shares of common stock on the first business day following each annual meeting of the Company's stockholders.

As of January 31, 2003, 373,000 shares remain available for future grant. Options granted under the plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period. During the year, certain optionees satisfied the exercise price of their options by exchanging shares already owned rather than paying cash. As a result, 29,632 and 1,051 shares were recorded as treasury stock for the years ended January 31, 2003 and 2002, respectively.

A summary of the Company's stock option activity, and related information for the years ended January 31 are as follows:

                                       2003                           2002                         2001
                              ------------------------------------------------------------------------------------
                                            WEIGHTED-                     WEIGHTED-                      WEIGHTED-
                                             AVERAGE                       AVERAGE                        AVERAGE
                                            EXERCISE                      EXERCISE                       EXERCISE
                               OPTIONS        PRICE           OPTIONS       PRICE          OPTIONS         PRICE
                              ------------------------------------------------------------------------------------
Outstanding at beginning
   of year                     659,475       $  9.09          714,679      $  9.34         768,970        $  8.97
     Granted                    13,200         13.59           38,720         8.37           6,655           9.40
     Exercised                (149,431)         3.15          (16,498)        2.20         (60,946)          4.64
     Forfeited                 (41,470)        11.68          (77,426)       12.27              --             --
                              --------                        -------                      -------
Outstanding at end of year     481,774         10.82          659,475         9.09         714,679           9.34
                              ========                        =======                      =======

Exercisable at end of year     433,280         10.81          578,076         8.96         597,166           8.90

Weighted-average fair value
   of options granted
   during the year                           $  5.54                       $  3.45                        $  3.27

The data included in the above table have been retroactively adjusted, if applicable, for stock dividends and the stock split.

                             Virco Mfg. Corporation

Information regarding stock options outstanding as of January 31, 2003, is as follows:

                                  OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------------
                                        WEIGHTED
                                         AVERAGE      WEIGHTED                      WEIGHTED
                                        REMAINING     AVERAGE                       AVERAGE
                        NUMBER OF     CONTRACTUAL     EXERCISE        NUMBER OF     EXERCISE
  PRICE RANGE            SHARES          LIFE          PRICE           SHARES        PRICE
--------------------------------------------------------------------------------------------
$ 1.87 TO 8.55           153,428       4.00 YEARS      $ 6.67          132,812       $ 6.42
 10.14 TO 13.59          223,870       6.34             11.68          196,475        11.52
 15.06 TO 16.07          104,476       4.69             15.80          103,993        15.01
                         -------                                       -------
                         481,774       5.23             10.82          433,280        10.81
                         =======                                       =======

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company's employee common stock options equals the market price of the underlying common stock on the grant date.

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($20.70, as adjusted for the stock split and stock dividend), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (483,153 shares as adjusted by the stock split and stock dividend) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

                             Virco Mfg. Corporation

6. PROVISION FOR INCOME TAXES

The Company uses the liability method to determine the provision for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

                                                         JANUARY 31
                                          2003              2002              2001
                                          ----------------------------------------
Statutory                                 34.0%             34.0%             34.0%
State taxes (net of federal tax)           1.0               4.1               3.2
Nondeductible expenses and other          (1.7)              5.5               1.1
                                          ----------------------------------------
                                          33.3%             43.6%             38.3%
                                          ========================================

Significant components of the provision for income taxes (in thousands) attributed to income before income taxes and cumulative effect of the accounting change are as follows:

                                      JANUARY 31
                          2003           2002            2001
                         -------------------------------------
Current
   Federal               $ (333)       $  1,562        $ 2,690
   State                    (81)            350            390
                         -------------------------------------
                           (414)          1,912          3,080
Deferred
   Federal                  469          (1,449)          (350)
   State                     86            (273)           (57)
                         -------------------------------------
                            555          (1,722)          (407)
                         -------------------------------------
                         $  141        $    190        $ 2,673
                         =====================================

                             Virco Mfg. Corporation

Deferred tax assets and liabilities (in thousands) are comprised of the following:

                                                      JANUARY 31
                                                 2003             2002
                                               -------------------------
Deferred tax assets
   Accrued vacation and sick leave             $ 1,209           $ 1,090
   Retirement plans                              3,996             3,308
   Insurance reserves                            1,607             1,306
   Inventory                                       574               244
   Other                                           372             1,068
                                               -------------------------
                                                 7,758             7,016

Deferred tax liabilities
   Tax in excess of book depreciation           (4,148)           (4,288)
   Capitalized software development costs       (1,214)           (3,318)
                                               -------------------------
                                                (5,362)           (7,606)

                                               -------------------------
Net deferred tax asset (liability)             $ 2,396           $  (590)
                                               =========================

7. COMMITMENTS

The Company has long-term leases on real property and equipment, which expire at various dates. Certain of the leases contain renewal, purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 2003, are as follows:

Year ending January 31
----------------------
         2004                      $ 8,946
         2005                        7,560
         2006                        4,339
         2007                        2,997
         2008                        1,654
      Thereafter                       504
                                   -------
                                   $26,000
                                   =======

                             Virco Mfg. Corporation

Rent expense relating to operating leases was as follows (in thousands):

Year ending January 31
----------------------
         2003                      $   9,969
         2002                         11,042
         2001                         12,937

The Company leases machinery and equipment from GECC under a 10-year operating lease arrangement. The Company has the option of buying out the leases three to five years into the lease period.

Minimum future lease-receipts (in thousands) for leases relating to properties owned or subleased as of January 31, 2003, are as follows:

Year ending January 31
----------------------
         2004                     $  628
         2005                        627
         2006                         33
         2007                         33
         2008                         33
      Thereafter                     112
                                  ------
                                  $1,466
                                  ======

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

The Company is subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At January 31, 2003 and 2002, there are no required reserves for such environmental contingencies.

                             Virco Mfg. Corporation

The Company has a self-insured retention for product and general liability losses up to $250,000 per occurrence. The Company has purchased insurance to cover losses in excess of the retention up to a limit of $30,000,000. The Company has obtained an actuarial estimate of its total expected future losses for liability claims and recorded the net present value of $4,130,000 at January 31, 2003, based upon the Company's estimated payout period of four years using a 6% discount rate.

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

9. WARRANTY

The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. The majority of the Company's products carry a five-year warranty. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The warranty liability is in accrued liabilities in the accompanying consolidated balance sheet.

Changes in the Company's warranty liability were as follows (in thousands):

                                          JANUARY 31
                                       2003         2002
                                     -------------------
Balance at January 31, 2002          $   150       $ 150
   Provision                           2,091         703
   Costs incurred                     (1,341)       (703)
                                     -------------------
Balance at January 31, 2003          $   900       $ 150
                                     ===================

                             Virco Mfg. Corporation

10. GAIN ON SALE OF ASSETS AND OTHER INCOME

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

11. ACQUISITION OF BUSINESS

In April 2002, the Company entered into an agreement with Dew-El Corporation to purchase certain assets of Furniture Focus (TM), Inc., an Ohio reseller that offers complete package solutions for the furniture, fixtures and equipment segments of bond-funded public school construction projects, primarily in the upper Midwest. In May 2002, the Company paid $2,400,000 in cash for certain assets of the corporation and recorded goodwill of $2,200,000. The goodwill is not expected to be deductible for income tax. In addition, the Company purchased approximately $2,150,000 of accounts receivable. The financial statements for the fiscal 2002 included nine months of Furniture Focus operations. The additional revenue and operating results as a result of this acquisition did not have a significant effect on the Company's financial position, operations or cash flows.

                             Virco Mfg. Corporation

12. QUARTERLY RESULTS (UNAUDITED)

The Company's quarterly results for the years ended January 31, 2003 and 2002 are summarized as follows (in thousands, except per share data):



                                    APRIL 30     JULY 31      OCTOBER 31    JANUARY 31
                                    --------------------------------------------------
Year ended January 31, 2003
  Net sales                         $41,168      $83,164       $85,022       $35,001
  Gross profit                       13,056       29,080        28,893         5,756
  Net income (loss)                  (2,137)       4,260         3,244        (5,085)

  Per common share(1) (2)
    Net income
      Basic                           (0.16)        0.32          0.24         (0.39)
      Assuming dilution               (0.16)        0.32          0.24         (0.39)

Year ended January 31, 2002
  Net sales                         $42,457      $89,193       $86,232       $39,580
  Gross profit                       11,483       28,349        28,591         8,764
  Net income (loss)                  (3,765)       4,490         3,912        (4,391)

Per common share(1) (2)
    Net income:
      Basic                           (0.27)        0.34          0.29         (0.33)
      Assuming dilution               (0.27)        0.33          0.29         (0.33)

(1) Net income per share has been adjusted to reflect the 10% stock dividend declared in August 2002 and 2001.

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

SUPPLEMENTAL STOCKHOLDERS' INFORMATION

ANNUAL MEETING

The Annual Meeting of Virco stockholders will be held on Tuesday, June 10, 2003, at 10:00 a.m., at 2027 Harpers Way, Torrance, California. The record date for this meeting is May 2, 2003. The Proxy Statement and Proxy pertaining to this meeting will be mailed on or about May 16, 2003.

SEC FORM 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to:

Corporate Secretary
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

VIRCO COMMON STOCK

The American Stock exchange is the principal market on which Virco Mfg. Corporation (VIR) stock is traded. As of April 16, 2002, there were approximately 341 registered stockholders according to the transfer agent records. There are approximately 1,900 beneficial stockholders.

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

ADDITIONAL SERVICES FOR STOCKHOLDERS

Information about the Company is now available to stockholders at the Company's web site (www.virco.com). A brief description of Virco's product line is offered together with illustrations showing a sampling of our furniture.

QUARTERLY DIVIDEND AND STOCK MARKET INFORMATION

                 Cash Dividends Declared                      Common Stock Range
                  1-31-2003   1-31-2002                 1-31-2003            1-31-2002
                 -------------------------------------------------------------------------
                                                    High        Low         High      Low
                                                   ---------------------------------------
1st Quarter         $0.02       $0.02              $ 9.54      $8.09       $9.09     $8.06
2nd Quarter          0.02        0.02               13.70       9.18        8.80      8.14
3rd Quarter          0.02        0.02               12.18       8.43        9.45      8.50
4th Quarter          0.02        0.02               10.48       7.98        8.18      7.41

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

Torrance Division
2027 Harpers Way
Torrance, California 90501

Conway Division
Highway 65, South
Conway, Arkansas 72032

                     VIRCO MFG. CORPORATION AND SUBSIDIARIES

          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

               FOR THE YEARS ENDED JANUARY 31, 2001, 2002 AND 2003
                                 (In Thousands)

        Col. A                   Col. B                 Col. C            Col. D              Col. E               Col. F
                                                      Additions
                               Balance at         Charged to Costs    Charged to Other    Deductions from    Balance at Close of
      Description          Beginning of Period      and Expenses          Accounts           Reserves              Period
      -----------          -------------------      ------------          --------           --------              ------
Allowance for Doubtful
Accounts:

Year Ended:

January 31, 2001                  $ 200                 $ 156                                $ 156 (1)              $ 200

January 31, 2002                  $ 200                 $ 288                                $ 288 (1)              $ 200

January 31, 2003                  $ 200                 $ 267                                $ 242 (1)              $ 225

(1) Uncollectable accounts written off, net of recoveries.