Form 10-K, Exhibit 13
period 2004-01-31
VIRCO MFG CORPORATION
filed 2004-04-15
CIK 751365

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

Based on a review and discussions of the Company's 2003 audited consolidated financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's 2003 audited consolidated financial statements be included in the Company's annual report on Form 10-K. The Board of Directors concurred.

EXECUTIVE OVERVIEW

Management's strategy is to position Virco as the overall value supplier of moveable furniture. The markets that Virco serves include the education market (the Company's primary market), which includes public and private schools (preschool through 12th grade), junior and community colleges, four-year colleges and universities, and trade, technical and vocational schools; convention centers and arenas; the hospitality industry, with respect to their banquet and meeting facilities requirements; government facilities at the federal, state, county and municipal levels; and places of worship. In addition, the Company sells to wholesalers, distributors, retailers and catalog retailers that serve these same markets. These institutions are frequently characterized by extreme seasonality and/or a bid-based purchasing function. The Company's business model, which is designed to support this strategy, includes the development of several competencies to enable superior service to the markets in which Virco competes. An important element of Virco's business model is the Company's emphasis on developing and maintaining key manufacturing and distribution capabilities. Finally, management continues to hone Virco's ability to forecast, finance, manufacture, warehouse, deliver, and install furniture within the relatively narrow delivery window associated with the highly seasonal demand for education sales. In fiscal year 2003, over 50% of the Company's total sales were delivered in June, July, August and September with an even higher portion of educational sales delivered in that period. Virco's substantial warehouse space allows the Company to build adequate inventories to service this narrow delivery window for the education market.

The commercial furniture markets have suffered from the worst recorded recession in recent history during the last three years. As a group, the members of BIFMA (the Business and Institutional Furniture Manufacturer's Association) recorded a 3% decrease in shipments in calendar year 2003. This followed decreases of 19.1% and 17.4% in 2002 and 2001, respectively. During the first two years of the recession, Virco's core public school market was less affected by economic conditions, and Virco incurred declines of 5.1% in 2002 and 10.4% in 2001. During 2003, the core school markets suffered severe financial difficulties, resulting in a sales decline of 21.5% compared to 2002. The causes of, and effects on Virco of the general economic conditions are discussed below under "Results of Operations (2003 vs. 2002)--Industry Overview".

In response to the recession and the resulting decrease in sales of Virco's products, the Company has used a variety of tactics to reduce spending, including its Assemble-to-Ship (ATS) operating model, which permits the Company to hold reduced inventory levels, wage and hiring freezes, and reductions in its workforce. These cost saving measures allowed the Company to finish the year with cash flow from operations being only slightly negative, despite having incurred a large operating loss for the year.

The Company does not anticipate that demand for furniture in the education markets will change substantially in the coming year. It is our intent to maintain our core workforce at current levels for the near future, supplemented with temporary labor as considered necessary in order to produce, warehouse, deliver, and install furniture during the coming summer. Because the Company has not closed any manufacturing or distribution facilities, any increase in demand for our product can be met without any required investment in physical infrastructure, resulting in favorable operating leverage.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of Virco's financial condition and results of operations is based upon the Company's financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Virco management to make estimates and judgments that affect the Company's reported assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates such estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventory including LIFO and obsolescence reserves, self-insured retention for products and general liability insurance, self-insured retention for workers compensation insurance, provision for warranty, liabilities under defined benefit and other compensation programs, and estimates related to deferred tax assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Factors that could cause or contribute to these differences include the factors discussed above under Item 1, Business, and elsewhere in this report on Form 10-K. Virco's critical accounting policies are as follows:

Revenue Recognition: The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as revised by SAB No.
104. Sales are recorded when title passes and collectability is reasonably assured under its various shipping terms. In 2002 the Company purchased the assets of Furniture Focus(TM), a company that sells complete Furniture, Fixture, and Equipment (FF&E) packages to schools. For package orders, the Company records revenue upon completion of the project. The Company reports sales as net of sales returns and allowances.

Allowances for Doubtful Accounts: Considerable judgment is required when assessing the ultimate realization of receivables, including assessing the probability of collection, current economic trends, historical bad debts and the current creditworthiness of each customer. The Company maintains allowances for doubtful accounts that may result from the inability of our customers to make required payments. Over the past five years, the Company's allowance for doubtful accounts has approximately ranged from 0.7% to 1.4% of accounts receivable at year-end. The allowance is evaluated using historic experience combined with a detailed review of past due accounts. The Company does not typically obtain collateral to secure credit risk. The primary reason that Virco's allowance for doubtful accounts represents such a small percentage of accounts receivable is that a large portion of the accounts receivable are attributable to low-credit-risk governmental entities, giving Virco's receivables a historically high degree of collectability. Although many states are experiencing budgetary difficulties, it is not anticipated that Virco's credit risk will be significantly impacted by these events. Over the next year, no significant change is expected in the Company's sales to government entities as a percentage of total revenues.

Inventory Valuation: Inventory is valued at the lower of cost or market. The Company uses the LIFO (last-in, first-out) method of accounting for the material component of inventory. The Company maintains allowances for estimated obsolete inventory to reflect the difference between the cost of inventory and the estimated market value. Valuation allowances are determined through a physical inspection of the product in connection with a physical inventory, a review of slow moving product, and consideration of active marketing programs. The market for education furniture is traditionally driven by value, not style, and the Company has not typically incurred significant obsolescence expense. If market conditions are less favorable than those anticipated by management, additional allowances may be required. Due to reductions in sales volume in the past year, the manufacturing facilities are operating at reduced levels of capacity. The Company records the cost of excess capacity as a period expense, not as a component of capitalized inventory valuation.

Self-Insured Retention: For 2003, the Company was self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. For 2002, the Company was self-insured for product liability losses up to $250,000 per occurrence and was self-insured for workers compensation losses up to $200,000 per occurrence. The Company obtains annual actuarial valuations for the self-insured retentions. Product liability and auto reserves for known and unknown (IBNR) losses are recorded at the net present value of the estimated losses using a 6.0% discount rate. Given the relatively short term over which the IBNR losses are discounted, the sensitivity to the discount rate is not significant. Estimated workers compensation losses are funded during the insurance year and subject to retroactive loss adjustments. The Company's exposure to self-insured retentions varies depending upon the market conditions in the insurance industry and the availability of cost effective insurance coverage. It is anticipated that self-insured retentions for 2004 will be comparable to the retention levels for 2003.

Warranty Reserve: The Company provides a product warranty on most products. It generally warranties that customers can return a defective product during the specified warranty period following purchase in exchange for a replacement product or that the Company can repair the product at no charge to the customer. The Company determines whether replacement or repair is appropriate in each circumstance. The Company uses historic data to estimate appropriate levels of warranty reserves. Because product mix, production methods, and raw material sources change over time, historic data may not always provide precise estimates for future warranty expense. Warranty expense for the last two years has been higher than normal due to a recurring cosmetic complaint relating to a high volume component.

Defined Benefit Obligations: The Company has three defined benefit plans, the Virco Employees Retirement Plan, the Virco Important Performers (VIP) Plan and the Non-Employee Directors Retirement Plan, which provide retirement benefits to employees and outside directors. Virco discounts the pension obligations under the Plans using a 6.5% discount rate, before a 5.0% assumed rate of increases in compensation rates, and estimating a 6.5% return on plan assets. These rate assumptions can vary due to changes in interest rates, the employment market, and expected returns in the stock market. In prior years, the discount rate and the anticipated rate of return on Plan assets have decreased by several percentage points, causing pension expense and pension obligations to increase. Although the Company does not anticipate any change in these rates in the coming year, any moderate change should not have a significant effect on the Company's financial position, results of operations or cash flows. Effective December 31, 2003, the Company froze new benefit accruals under all three Plans. The effect of freezing future benefit accruals minimizes the impact of future raises in compensation, but introduces a new assumption related to the Plan freeze. It is the Company's intent to resume future benefit accruals when the profitability and the financial condition of the Company allow, and the actuarial valuations assume the Plans will be frozen for one year. If the assumption is modified to a permanent freeze, the Company would be required to immediately recognize any prior service cost / benefit. If the Company had assumed a permanent freeze, pension expense for 2003 would decrease by approximately $125,000. The Company obtains annual actuarial valuations for all three plans.

Deferred Tax Assets and Liabilities: The Company incurred a significant operating loss in 2003. The Company recognized an income tax benefit for an amount equal to the estimated available net operating loss carryback and has recognized no benefit related to the net operating loss carryforwards. The Company has net deferred tax assets of $7,701,000 at January 31, 2004, and has established a valuation allowance of $7,701,000. At January 31, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes, expiring at various dates through 2024 if not utilized. Federal net operating losses that can potentially be carried forward total approximately $9.2 million at January 31, 2004. The Company evaluates the adequacy of valuation allowances against net deferred tax assets on a quarterly basis, and in the event that we determine that it is more likely than not that we would be able to realize the net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be made to income in the period such determination was made.

RESULTS OF OPERATIONS (2003 VS. 2002)

INDUSTRY OVERVIEW

As discussed above, the commercial furniture markets, including Virco's core school markets, have suffered from the recent economic recession. The financial difficulties experienced by our core education customers derive primarily from budgetary pressures and shortfalls at state and local government levels. The State of California has received significant press coverage regarding its $15 billion budget shortfall, but funding issues exist at virtually every state and local level. The last time states faced such difficult fiscal conditions was after the 1990-91 recession, but the states have reacted differently this time. In 1991, the states raised taxes by approximately 5.4% of the previous year's tax collections. In 2003, states raised taxes by 1.5% of the previous year's revenues. Reluctance to raise taxes as aggressively or cut spending has exacerbated the current budget condition. Because many states have used debt to bridge budget gaps instead of balancing budgets with tax increases or spending reductions, the outlook for 2004 suggests that the market for school furniture will not improve substantially in the short term.

Funding for school furniture comes from two primary sources. The first source is from bonds issued to fund new school construction and major renovations of older schools. For 2003, funds relating to new school construction and renovation were relatively stable compared to the prior year. The second source is the general operating fund, which is a primary source of replacement furniture. The reduction in sales is primarily attributable to replacement furniture purchased from the general fund. Approximately 80-85% of a school's budget is spent on salaries and benefits for teachers and administrators. In times of budget shortfalls, schools traditionally attempt to retain teachers and spend less on repairs, maintenance, and replacement furniture.

During the last three years, many furniture manufacturers have responded by shutting down significant portions of their manufacturing capacity and laying off thousands of workers, incurring large restructuring charges in the process. For the first two years of this recession, Virco responded with a different approach designed to preserve the Company's manufacturing and distribution infrastructure and save the jobs of Virco's trained workforce. The Company used a variety of tactics to reduce spending. Capital expenditures were reduced to approximately one quarter of depreciation expense in 2002 and one third of depreciation expense in 2001. The Company has embraced the Assemble-to-Ship
(ATS) operating model, which facilitated a large reduction in inventory levels in 2001, and improved levels of customer service while maintaining reduced levels of inventory in 2002. To control and reduce the cost of Virco's workforce, the Company used traditional measures such as wage freezes and hiring freezes, as well as more creative measures that addressed the unique demands of a highly seasonal business. The more creative measures included programs to encourage workforce flexibility; moreover, in 2002 the Company introduced a sabbatical program for employees during the traditionally slow fourth quarter.

The tactics used by Virco to weather the reductions in sales during 2001 and 2002 were not adequate to address the 21.5% reduction in sales in 2003. In addition to the cost saving efforts used in the prior two years, Virco implemented a voluntary separation program, which was accepted by 485 employees (25% of our workforce) in the second quarter. In the third quarter, the Company laid off an additional 160 employees. The reduction in headcount combined with other savings were intended to allow the Company to operate profitably at an annual sales volume of approximately $200 million.

FINANCIAL RESULTS AND CASH FLOW

For the year ended January 31, 2004, the Company had a net loss of $21,961,000 on net sales of $191,852,000 compared to a net income of $282,000 on net sales of $244,355,000 in the same period last year. The loss was $1.68 per share for the year ended January 31, 2004, compared to $0.02 per share in the prior year. Cash flow from operations was $(498,000) compared to $12,045,000 in the prior year. During 2003, the Company incurred a large operating loss, yet managed to finish the year with cash flow from operations being slightly negative. To accomplish this the Company reduced inventory balances by over $14 million. The Company generated cash from investing activities by controlling capital expenditures, curtailing a split dollar life insurance program, and selling a manufacturing plant that was no longer used in operations. By year-end, the Company was able to reduce its long-term debt by more than $3.7 million.

SALES

Virco's sales decreased by 21.5% in 2003 to $191,852,000, from $244,355,000 in
2002. As discussed above, the reduction in sales is primarily attributable to severe budget shortfalls incurred by the Company's primary customers, publicly funded schools. In addition, the commercial furniture markets have not recovered from a severe recession incurred in 2001 and 2002. Although certain states were impacted more severely than others, virtually all state and local governments have been affected. Virco's sales declined in all but seven of the states in which Virco does business. During 2003, the Company continued to maintain pricing discipline in its primary markets. The reduction in sales dollar volume was attributable to a reduction in unit volume, not price. The Company continued to emphasize the value of Virco's products, the value of Virco's distribution and delivery capabilities, and the value of timely deliveries during the peak seasonal delivery period. Although this policy had an adverse effect on unit volume, the Company achieved a slight net increase in selling prices.

COST OF SALES

For fiscal 2003, cost of sales was 72% of sales compared to 66% of sales in the prior year. Raw material costs increased by approximately 2% of sales, primarily due to increased steel prices. The balance of the increase was attributable to reduced levels of production. In response to reduced levels of sales, the Company severely reduced levels of manufacturing output in order to control inventory levels. The Company ended 2003 with $14.5 million less inventory than in 2002. Overhead spending was not reduced by a comparable amount, and the factories incurred unfavorable production variances.

Inflation rates had a moderate impact on the Company's cost of sales. In March 2002, tariffs of up to 30% on imports of selected steel products were imposed pursuant to Section 201 of the Trade Act of 1974. Cold-rolled steel is the single largest raw material used by many in the educational furniture industry, including Virco, and was subject to the maximum 30% tariff. Because Virco had acquired a substantial portion of its steel requirements by the effective date of the tariff, the Company did not incur the higher steel prices until the latter part of 2002. Virco incurred higher steel prices for all of 2003.

In 2004, the Company intends to more tightly integrate the ATS model with our marketing programs, product development programs, and product stocking plan. This anticipated improvement in execution of ATS should allow the Company to offer a wide variety of product while improving on-time delivery performance. Because the Company is beginning the year with significantly less inventory, production levels, which will vary depending upon selling volumes, are anticipated to be higher than in 2003.

The Company anticipates continued upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy, and benefits in the coming year. There has been significant volatility in the market for steel during the first quarter of 2004. For more information, please see the section entitled "Inflation and Future Change in Prices" in the Management's Discussion and Analysis section contained in Virco's Annual Report to Shareholder for the year ended January 31, 2004.

SELLING, GENERAL AND ADMINISTRATIVE AND OTHERS

Selling, general and administrative expenses for the year ended January 31, 2004, excluding severance costs, decreased by nearly $9 million, and were 36.8% as a percentage of sales in 2003 as compared to 32.5 % in 2002. During the summer of 2003 the Company reduced its workforce by 485 employees. While the reduction in the workforce successfully lowered the Company's cost structure, the Company incurred certain inefficiencies in coordinating production, shipment, and installation of customer orders during the third quarter of 2003. Freight costs declined by approximately $2,250,000 due to a reduction in selling volume offset by increased freight rates and an increased percentage of less-than-truckload (LTL) shipments. Other SG&A spending was adversely affected by increased installation costs, offset by other reductions in selling and administrative expenses.

For 2004, the Company has initiated programs to streamline product offerings, has tightly integrated the inventory stocking program to coordinate with marketing programs, and has reorganized freight and installation teams to improve the efficiency of freight and installation costs. The Company expects to reduce these costs as a percentage of sales, but there can be no assurance of attaining a reduction due to volatility in fuel and freight rates as well as fluctuations in the portion of business requiring full service.

During the second and third quarters of 2003, the Company determined that the reduced level of orders received in the first quarter would likely continue for the rest of the year and possibly through 2004 as well. In the second quarter of 2003 the Company announced a voluntary separation program in addition to other measures that included voluntary part-time work and voluntary sabbaticals. Under the program, employees who voluntarily terminated their employment with the Company were paid six months of severance pay. During the second quarter, 485 employees accepted this offer. Approximately 25% of the workforce severed their employment in June and July. Including employer taxes, the Company incurred approximately $7.8 million in severance costs during the second quarter.

During the third quarter of 2003, the Company elected to further reduce expenses and head count through a non-voluntary reduction in force. In September, the Company laid off an additional 160 employees. These employees were given six months of severance pay in addition to a variety of outplacement service benefits to help them locate new employment. The Company incurred approximately $2.6 million of severance costs in the third quarter related to this reduction in force. In addition to the severance costs, the Company incurred additional pension settlement costs of approximately $2 million in the third quarter and recorded another $1.5 million of pension settlement costs during the fourth quarter.

As a result of the hiring freeze and the voluntary and involuntary severance programs, the Company anticipates spending on salaries and wages in 2004 to decrease by approximately $20 million compared to 2002, with 2003 being a transition year. In addition to the reduction in salaries, the Company anticipates it will save the related costs for retirement, health, and welfare benefits.

Interest expense was approximately $1,300,000 less than in the prior year due to reduced levels of borrowing and lower interest rates. The Company anticipates comparable average borrowing levels and an increase in the average interest rate paid in 2004.

In the current year, Virco realized a significant gain on the sale of a former manufacturing facility. This facility has been held as rental property since 1994 when the Company relocated the Torrance, California, manufacturing and distribution operation. The gain on sale for the current year was $5,497,000. This compares to a loss on sale of assets of approximately $149,000 in the prior year.

PROVISION FOR INCOME TAXES

The income tax benefit for the year ended January 31, 2004, was determined primarily by evaluating the net operating loss carryback that is available to the Company and adjusting the provision for income tax contingencies. During the year, the Company established a $7,701,000 valuation allowance against the net deferred income tax assets on the basis that the Company believed that it is more likely than not that a portion of our net deferred tax assets will not be realized during the next three years, notwithstanding that some of these may have longer lives under applicable tax laws. The effect of the establishment of a valuation allowance was that the effective rate for the income tax benefit for the current year was less that the effective tax rate for income taxes accrued on a historic basis. Future changes in market conditions and the results of operations may affect our assessment of the adequacy of the reserve. In the event that we determine that it is more likely than not that we would be able to realize a different portion of the net deferred tax assets, an additional adjustment to the deferred tax asset valuation allowance would be made to income in the period such determination was made.

RESULTS OF OPERATIONS (2002 VS. 2001)

FINANCIAL RESULTS AND CASH FLOW

For the year ended January 31, 2003, the Company earned a modest net income of $282,000 on net sales of $244,355,000 compared to a net income of $246,000 on net sales of $257,462,000 in the same period of the previous year. Earnings were $0.02 per share for the year ended January 31, 2003, compared to $0.02 per share in the prior year, after giving effect to the 10% stock dividend declared August 20, 2002. Cash flow from operations was $12,045,000 compared to $35,037,000 in the prior year. The reduction in cash flow from operations was primarily attributable to fluctuations in inventory levels. In the year ended January 31, 2003, inventory increased by $4,356,000 compared to the prior year, when the large scale introduction of Assemble-to-Ship (ATS) facilitated a reduction in inventory of $19,356,000, a $23,712,000 change.

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

Effective May 1, 2002, Virco acquired certain assets of Furniture Focus, a reseller that offers complete package solutions for the Furniture, Fixtures and Equipment (FF&E) components of bond-funded public school construction projects. This acquisition provided Virco with the ability to offer packages to its core customer base. Because the acquisition date was very close to the peak summer season, the marketing of package solutions or "PlanSCAPE(TM)" was limited to the five state region in which Furniture Focus operated.

COST OF SALES

For fiscal 2002, cost of sales was 69% of sales compared to 70% of sales in the prior year. The improvement was primarily attributable to increases in selling prices. Raw material costs increased, primarily due to increased steel prices. Increased material costs were offset by reductions in labor and overhead spending. Virco began 2002 with a plan to maintain reduced levels of inventory and to use the Assemble-to-Ship (ATS) model to provide acceptable levels of service to customers. In an effort to match spending to the continued low levels of output, Virco controlled headcount, capital expenditures, and other discretionary spending. As a result, manufacturing spending and production levels were flat compared to the prior year.

Inflation rates had a moderate impact on the Company's cost of sales for the first half of 2002. In the second half of 2002, the Company experienced significant increases in the cost of steel. On March 5, 2002, President Bush announced that he would impose, effective March 20th, tariffs of up to 30% on imports of selected steel products pursuant to Section 201 of the Trade Act of 1974. The duties were imposed for a three-year period and were to be progressively reduced each year as required by the World Trade Organization. Cold-rolled steel is the single largest raw material used by many in the educational furniture industry, including Virco, and was subject to the maximum 30% tariff. In addition, domestic steel manufacturers filed a dumping claim against certain international suppliers, which, if successful, could serve to prevent steel prices from falling in the future.

SELLING, GENERAL AND ADMINISTRATIVE AND OTHERS

Selling, general and administrative expenses for the year ended January 31, 2003, increased 1% from the prior year, and were 29.7% as a percentage of sales in 2002 as compared to 27.9% in 2001. Freight costs declined by approximately $500,000 due to a reduction in selling volume, and were slightly higher as a percentage of sales. Other SG&A costs were adversely affected by increased installation costs reflecting an increase in installed orders, the acquisition of Furniture Focus, and an increase in retirement plan costs, but were offset by other reductions in selling and administrative expenses.

Interest expense was approximately $1,100,000 less than in the prior year due to reduced levels of borrowing and lower interest rates. The Company entered into a swap agreement with Wells Fargo Bank, which had the effect of establishing a fixed rate of interest for $20,000,000 of loans for both 2001 and 2002. This interest swap expired in March 2003. Interest rates paid under the swap agreement were greater than the current rate paid under the Wells Fargo Bank line of credit.

In 2002, Virco realized a $149,000 loss on disposition of fixed assets. This compares to a loss on sale of assets of approximately $86,000 in the prior year.

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

The Company's working capital requirements during and in anticipation of the peak summer season oblige management to make estimates and judgments that affect Virco's assets, liabilities, revenues and expenses. Management expends a significant amount of time during the year, and especially in the first quarter, developing a stocking plan and estimating the number of employees, the amount of raw materials, and the types of components and products that will be required during the peak season. If management underestimates any of these requirements, Virco's ability to fill customer orders on a timely basis or to provide adequate customer service may be diminished. If management overestimates any of these requirements, the Company may be required to absorb higher storage, labor and related costs, each of which may affect profitability. On an ongoing basis, management evaluates such estimates, including those related to market demand, labor costs, and inventory levels, and continually strives to improve Virco's ability to correctly forecast business requirements during the peak season each year.

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

As the capital required for this summer season generally exceeds cash available from operations, Virco has historically relied on third-party bank financing to meet seasonal cash flow requirements. Virco has established a long-term relationship with its primary lender, Wells Fargo Bank. On an annual basis, the Company prepares a forecast of seasonal working capital requirements, and renews its revolving line of credit. For fiscal 2004, Virco has entered into a revolving credit facility with Wells Fargo Bank, amended and restated January 27, 2004, which provides a term loan of $12,500,000 and a secured revolving line of credit that varies with levels of inventory and receivables, up to a maximum of $45,000,000. The term loan is a three-year amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a fluctuating margin of 0.75%, or at LIBOR plus 3.25%. Under the term loan, the Bank is entitled to require the Company to fix the interest rate on up to $6 million of debt. Effective February 1, 2004, Virco purchased an interest rate swap from Wells Fargo Bank, that effectively fixed the rate of interest on $6 million for a period of three years at a rate of 6.32%. The revolving line has an 18-month maturity with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a margin of 0.50%, or at LIBOR plus 2.75%. The revolving line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus 2.75%. Approximately $7,900,000 was available for borrowing as of January 31, 2004.

During 2003, the Company incurred a large operating loss, yet managed to finish the year with less debt than at the beginning of the year. This was accomplished through the following actions. First, the Company reduced inventory balances by over $14 million. This was accomplished by streamlining the product offering for 2004, delaying until February Virco's seasonal production of stock inventory for summer delivery, and aggressively reducing other inventories. Second, the Company spent less than $2.3 million on capital expenditures, compared to depreciation expense of $11.6 million, providing more than $9 million of cash. Third, the Company sold a former manufacturing facility, formerly held as rental property, which generated nearly $5,800,000 in cash. Finally, the Company terminated or curtailed certain benefit programs, including split dollar life insurance and deferred compensation plans, which reduced other non-current assets by $2.5 million. Many of these actions are one-time events, and will not be repeated in future years. The only anticipated recurring event is the excess of depreciation over capital expenditures. The Company is budgeting for capital expenditures to be less than depreciation for 2004, and the amount of cash generated is expected to be approximately $5 million.

Management believes cash generated from operations and from the previously described sources will be adequate to meet its capital requirements in the next 12 months.

LONG-TERM CAPITAL REQUIREMENTS

In addition to short-term liquidity considerations, the Company continually evaluates long-term capital requirements. In 1997, the Company initiated two large capital projects, which have had significant effects on cash flow for the past five years. In the 1998, 1999, and 2000 fiscal years the Company expended significant amounts of capital on these projects. Upon completion of these projects, the Company dramatically reduced capital spending. As shown in the Company's consolidated statements of cash flows, during 2001, capital expenditures were approximately one-third of depreciation expense. During 2002 and 2003 capital expenditures were approximately one-quarter of depreciation expense.

The first project was the implementation of the SAP enterprise resources planning system, initiated in October 1997. The Company went live with the new system in March 1999, implemented a business-to-business website along with sales force automation in the first quarter of 2000, and upgraded to a more current version of SAP in the fourth quarter of 2000. The initial portion of this project was financed with a lease from General Electric Capital Corporation
(GECC). Capital and training costs not funded by the lease were financed from cash flows from operations and from the loan facility from Wells Fargo Bank. During fiscal year 2002 the Company paid off the balance of the capital lease.

The second project was the expansion and re-configuration of the Conway, Arkansas, manufacturing and distribution facility. During 1997, 1998, 1999, and 2000 the Company expended approximately $67,000,000 to purchase 100 acres of land, and build a 1,200,000 sq. ft. manufacturing and distribution facility equipped with new manufacturing and warehousing equipment. To finance this project, the Company borrowed $30,000,000 from Wells Fargo Bank, obtained equipment with operating leases from GECC, and used operating cash flow. As phases of the Conway expansion were completed, the Company was able to vacate several leased warehouses, sell a small production facility, and convert a second production facility into a warehouse. In addition, Virco sold a warehouse located in Torrance, California, which had been held as rental property.

Upon the completion of these substantial capital projects, the Company significantly reduced capital spending in 2003, 2002 and 2001. Management intends to limit future capital spending until growth in sales volume fully utilizes the new plant and distribution capacity. The Company has established a goal of limiting capital spending to approximately $5,000,000 for 2004, which is approximately one-half of anticipated depreciation expense.

ASSET IMPAIRMENT

In 2002, Virco acquired certain assets of Furniture Focus. As part of this acquisition, the Company recorded goodwill of $2,200,000. During 2003, the Company rolled out the Furniture Focus package business nationwide. For 2004, Virco has expended significant effort training the sales force in package selling. In addition, Virco will stock selected products of other manufacturers that complement Virco's product line, enabling Virco to fill nearly the entire FF&E budget line item for a K-12 school from products carried in stock. Virco evaluates the impairment of goodwill at least annually, or when indicators of impairment occur. As of the year ended January 31, 2004, there has been no impairment to the goodwill recorded.

In December 2003, Virco acquired certain assets of Corex Products, Inc., a manufacturer of compression molded components, for approximately $1 million. The assets have been transferred to the Company's Conway, Arkansas, location where they will be integrated with Virco's existing compression molding operation. In connection with this acquisition, Virco acquired certain patents and other intangible assets. As of the year ended January 31, 2004, there has been no impairment to the intangible assets recorded.

Virco made substantial investments in its infrastructure in 1998, 1999, and 2000. The investments included a new factory, new warehouse, and new production and distribution equipment. The factory, warehouse, and equipment acquired are used to produce, store, and ship a variety of product lines, and the use of any one piece of equipment is not dependent on the success or volume of any individual product. New products are designed to use as many common or existing components as practical. As a result, both our ATS inventory components and the machines used to produce them become more versatile. Virco evaluates the potential for impaired assets on a quarterly basis. As of the year ended January 31, 2004, there has been no impairment to the long-term assets of the Company.

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

                             CONTRACTUAL OBLIGATIONS

                             PAYMENTS DUE BY PERIOD

              AMOUNT IN THOUSANDS                                           PAYMENTS DUE BY PERIOD
-------------------------------------------------------------------------------------------------------------------
                                                    LESS THAN 1                                           MORE THAN
                                     TOTAL             YEAR            1-3 YEARS         3-5 YEARS         5 YEARS
                                  ----------        ----------        ----------        ----------        ---------
Long-Term Debt Obligations        $   25,333        $    3,138        $   22,090        $       44        $       61
Capital Lease Obligations                  -                 -                 -                 -                 -
Operating Lease Obligations           17,337             7,502             6,953             2,506               376
Purchase Obligations                  15,271            15,271                 -                 -                 -
Other Long-Term Obligations                -                 -                 -                 -                 -
                                  ----------        ----------        ----------        ----------        ----------
Total                             $   57,941        $   25,911        $   29,043        $    2,550        $      437
                                  ==========        ==========        ==========        ==========        ==========

Virco's largest market is publicly funded school districts. A significant portion of this business is awarded on a bid basis. Many school districts require that a bid bond be posted as part of the bid package. In addition to bid bonds, many districts require a performance bond when the bid is awarded. At January 31, 2004, the Company had bonds outstanding valued at approximately $5,250,000. To the best of management's knowledge, in over 50 years of selling to schools, Virco has never had a bid or performance bond called.

The Company accrues an estimate of its exposure to warranty claims based upon both product sales data and warranty claims incurred. For 2003, warranty claims were higher than normal due to a recurring cosmetic complaint relating to a high volume component. At the current time, management cannot reasonably determine whether warranty claims for the upcoming fiscal year will be less than, equal to, or greater than warranty claims incurred in 2003. The following is a summary of the Company's warranty-claim activity during 2003.

Balance at January 31, 2003      Provision       Costs Incurred    Balance at January 31, 2004
-----------------------------------------------------------------------------------------------
$               900,000       $   1,976,000    $     1,125,000    $            1,751,000

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

In 2002 the Company adopted more conservative assumptions for estimating the return on plan assets held in the Wells Fargo Bank Trust (Trust) and the rate used to discount the Projected Benefit Obligation (PBO). For 2003 and 2002 the Company used a 6.5% expected return on plan assets, a 5.0% expected rate of increase in compensation, and a 6.5% discount rate. The result of using these more conservative estimates was to increase annual pension expense for the fiscal year ended January 31, 2003, by approximately $1.5 million and to increase the PBO by approximately $6 million. The combined impact of reduced discount rates and poor investment results over the three years ended January 31, 2003 resulted in the Plan being under-funded. To correct this condition, the Company made an $8 million contribution to the Trust in September 2002, and a total contribution of approximately $10 million for the fiscal year ended January 31, 2003.

Three significant events occurred during 2003 that affected the retirement Plans. First, approximately 40% of Virco's employees severed their employment with Virco during the year. The majority of these employees accepted a voluntary severance package. This severance was treated as Plan curtailment. Second, a significant number of employees that severed their employment elected a lump sum benefit. During 2003 the pension trust disbursed approximately $6.3 million to severed employees. These distributions were accounted for as a Plan settlement. Finally, effective December 31, 2003, Virco froze all future benefit accruals under the Plans. Employees can continue to vest under the benefits earned to date, but no covered participants will earn additional benefits under the Plan freeze. The Plan freeze is not intended to be permanent. It is management's intention to restore Plan benefits when the Company's profitability and cash flow allow. As a result of these activities, Virco incurred additional pension expense of approximately $1,250,000 related to the Plan curtailment, additional pension expense of approximately $1,540,000 related to the Plan settlement, and additional pension expense of approximately $40,000 related to the Plan freeze. As a result of the freeze, the projected benefit obligation decreased by approximately $7,500,000.

It is the Company's intent to maintain the funded status of the qualified Plan at a minimum of 90% of the current liability as determined by the Plan's actuaries. As discussed above, the Company made a large cash contribution to the Plan in 2002. During 2003, the Company contributed approximately $1,550,000 to the qualified Plan and paid approximately $265,000 under the non-qualified Plans. It is anticipated that contributions for 2004 will be approximately $1 million.

The Company does not anticipate making any significant changes to the pension assumptions in the near future. If the Company were to have used different assumptions in fiscal year ended January 31, 2004, a 1% reduction in investment return would increase expense by approximately $180,000, a 1% change in the rate of compensation increase would increase expense by approximately $300,000 and a 1% reduction in the discount rate would increase expense by $1,440,000. A 1% reduction in the discount rate would increase the PBO by approximately $5.1 million. Refer to Note 4 to the consolidated financial statements for additional information regarding the pension plans and related expenses.

SHAREHOLDERS' EQUITY

In April 1998, the Board of Directors approved a stock buy-back program giving authorization to buy back up to $5,000,000 of Company stock. The authorization of this stock buy-back program was increased to $7,000,000, $14,000,000, $20,000,000 and $22,000,000 in January 1999, April 1999, December 2001 and
December 2002, respectively. As of the end of January 2004 and 2003, the Company had repurchased approximately 1,454,000 and 1,383,000 shares at a cost of approximately $18,788,000 and $18,151,000 respectively. The current line of credit with Wells Fargo Bank does not allow for repurchases of stock. When the results of operations and cash flow allow, the Company will re-evaluate the stock buyback program.

Prior to the current year, Virco had established a track record of paying cash dividends to its stockholders for more than 20 consecutive years. As a result of the current year operating loss, the Company discontinued paying dividends in the second quarter of 2003. The current line of credit with Wells Fargo Bank does not allow for cash dividends. When the results of operations and cash flow allow, the Company intends to reinstate the cash dividend policy.

Virco issued a 10% stock dividend or 3/2 stock split every year beginning in 1982 through 2002. Although the stock dividend has no cash consequences to the Company, the accounting methodology required for 10% dividends has affected the equity section of the balance sheet. When the Company records a 10% stock dividend, 10% of the market capitalization of the Company on the date of the declaration is reclassified from retained earnings to additional paid-in capital. During the period from 1982 through 2002, the cumulative effect of the stock dividends has been to reclassify over $122 million from retained earnings to additional paid-in capital. The equity section of the balance sheet on January 31, 2004, reflects additional paid-in capital of approximately $127 million and deficit retained earnings of approximately $41 million. Other than the current year loss, the retained deficit is a result of the accounting reclassification, and is not the result of accumulated losses.

ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. In addition to policies and programs designed to comply with environmental laws and regulations, Virco has enacted programs for recycling and resource recovery that have earned repeated commendations, including designation in 2003 as a Charter Member of the WasteWise Hall of Fame, in 2002 as a WasteWise Partner of the Year, and in 2001 as a WasteWise Program Champion for Large Businesses by the United States Environmental Protection Agency. Despite these significant accomplishments, environmental laws have changed rapidly in recent years, and Virco may be subject to more stringent environmental laws in the future. The Company has expended, and expects to continue to expend, significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment, and remediation of environmental contamination.

In 2003, the Company was self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. For 2002, the Company was self-insured for product liability losses up to $250,000 per occurrence and was self-insured for workers compensation losses up to $200,000 per occurrence. In prior years the Company has been self-insured for workers compensation, automobile, product, and general liability losses. The Company has purchased insurance to cover losses in excess of the self-insured retention or deductible up to a limit of $30,000,000. For the insurance year beginning April 1, 2004, the Company will be self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. In future years, the Company's exposure to self-insured retentions will vary depending upon the market conditions in the insurance industry and the availability of cost effective insurance coverage.

During the past 10 years the Company has aggressively pursued a program to improve product quality, reduce product liability claims and losses, and to more aggressively litigate product liability cases. This program has continued through 2003 and has resulted in reductions in product liability claims and litigated product liability cases. In addition, the Company has active safety programs to improve plant safety and control Workers Compensation losses. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates had a significant impact on the results of operations for 2003 when compared to 2002. Virco incurred a significant increase in steel prices toward the end of 2002. These higher prices remained in effect throughout 2003, causing the material portion of cost of sales to increase during the year.

For 2004, the Company anticipates upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy and employee benefits. In 2002, President Bush announced that he would impose, tariffs of up to 30% on imports of selected steel products pursuant to Section 201 of the Trade Act of 1974. During the second half of 2002, the Company incurred higher costs related to steel prices. During 2003, steel prices remained relatively stable, but at the higher levels incurred in the later half of 2002. During the beginning of 2004, Virco has incurred significant disruption in the supply of steel in addition to markedly higher prices. Very significant purchases of steel by China, of both finished product and raw materials to produce steel, have impacted the market for steel. In addition, a fire in one of the largest coal mines in the United States disrupted the supply of domestic steel. Increased prices for steel could cost as much as $7-8 million for 2004. There is pressure on raw material costs that are affected by the price of oil, especially plastics. Transportation costs are also expected to be adversely affected by increased oil prices, in the form of increased operation costs for our fleet, and surcharges on freight paid to third-party carriers. Virco expects to incur increased pressure on employee benefit costs. Virco has aggressively addressed these costs by reducing headcount, freezing certain pension benefits, passing on a portion of increased medical costs to employees, and hiring temporary workers who are not eligible for benefit programs.

To counter the impact of increased costs, the Company has raised the list prices for our products. As a significant portion of our business is obtained through competitive bids, the Company is carefully considering the increased material cost in addition to increased transportation costs as part of the bidding process. Total material costs for 2004, as a percentage of sales, could be higher than in 2003. However, no assurance can be given that the Company will experience stable, modest or substantial increases in prices in 2004. The Company is working to control and reduce costs by improving production and distribution methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components and raw materials.

The Company uses the LIFO method of accounting for the material component of inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. In 2003, 2002 and 2001, the Company significantly reduced its expenditures for capital assets, but in the previous three fiscal years (1998, 1999, and 2000) the Company made the significant fixed asset acquisitions described above. The assets acquired result in higher depreciation charges, but due to technological advances should result in operating cost savings and improved product quality. In addition, some depreciation charges will be offset by a reduction in lease expense.

The Company is also subject to interest rate risk related to its $25,333,000 of borrowings as of January 31, 2004, and any seasonal borrowings used to finance additional inventory and receivables. Fluctuating interest rates may adversely affect the Company's results of operations and cash flows related to its variable-rate bank borrowings. Accordingly, a 100 basis point upward fluctuation in the lender's base rate would cause the Company to incur additional interest charges of approximately $404,000 for the twelve months ended January 31, 2004. The Company would have benefited from a similar interest savings if the base rate were to have fluctuated downward by a like amount.

In February 2004, the Company entered into an interest rate swap agreement with Wells Fargo Bank to reduce exposure due to changes in interest rates. The initial notional swap amount is $6,000,000 for the period February 1, 2004, through January 31, 2007. Under this agreement, interest is payable monthly at 6.32% for a term of three years.

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

ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the estimated useful life of the asset. SFAS No. 143 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 addresses the financial accounting and reporting for certain costs associated with exit or disposal activities, including restructuring actions. SFAS No. 146 excludes from its scope severance benefits that are subject to an on-going benefit arrangement governed by SFAS No. 112, Employer's Accounting for Postemployment Benefits, and asset impairments governed by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 146 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. FIN 45 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, ("FIN 46"). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The requirements for FIN 46, including its disclosures, apply immediately. FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity ("VIE") by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. If the entity does not qualify as a VIE, then the consolidation criteria is based on previously established accounting standards. Qualifying VIEs are covered by FIN 46 and are individually evaluated for consolidation based on their variable interests. FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the VIE as well as the probability of each outcome occurring. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns), with an emphasis on negative outcomes. That party, if any, is the primary beneficiary and is required to consolidate the VIE. FIN 46 was adopted by the Company and did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. SFAS No. 149 was adopted by the Company on July 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted by the Company and did not have a material impact on the Company's financial position or results of operations.

In December 2003 the FASB issued SFAS No. 132 (Revised), Employer's Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132 (Revised) retained disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of SFAS No. 132 (Revised) did not have a material impact on the Company's financial position or results of operations.

EXHIBIT 13.1 - FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

in thousands except per share data                     2003            2002            2001            2000               1999
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales (4) (5)                                   $ 191,852        $ 244,355       $ 257,462       $   287,342        $ 268,079
Net (loss) income before cumulative effect of
change in accounting principle                      $ (21,961)       $     282       $     246       $     4,313        $  10,166
Cumulative effect of change in accounting
principle, net of $191 tax benefit (5)                                                                      (297)
                                                    -----------------------------------------------------------------------------
Net (loss) income                                   $ (21,961)       $     282       $     246       $     4,016        $  10,166
                                                    =============================================================================
Per share data
(Loss) income before cumulative effect of change
in accounting principle (1)
           Basic                                    $   (1.68)       $    0.02       $    0.02       $      0.31        $    0.74
           Assuming dilution                            (1.68)            0.02            0.02              0.31             0.72
Cumulative effect of change in accounting
principle (1)
           Basic                                            -                -               -             (0.02)               -
           Assuming dilution                                -                -               -             (0.02)               -
Net (loss) income (1)
           Basic                                        (1.68)            0.02            0.02              0.29             0.74
           Assuming dilution                            (1.68)            0.02            0.02              0.29             0.72
Pro forma amounts assuming the
accounting change is applied retroactively
Net (loss) income (5)                               $ (21,961)       $     282       $     246       $     4,313        $  10,186
Per share data
Net (loss) income
           Basic                                        (1.68)            0.02            0.02              0.31             0.73
           Assuming dilution                            (1.68)            0.02            0.02              0.31             0.72
Dividends declared per share, adjusted for
10% stock dividend
           Cash dividends                           $    0.04        $    0.08       $    0.07       $      0.06        $    0.06
OTHER FINANCIAL DATA
           Total assets                             $ 126,268        $ 154,796       $ 161,372       $   199,549        $ 190,863
           Working capital                          $  25,404        $  38,748       $  34,464       $    43,173        $  51,423
           Current ratio                                2.0/1            2.4/1           2.2/1             1.9/1            2.3/1
           Total long-term obligations              $  37,934        $  44,702       $  43,154       $    59,608        $  58,526
           Stockholders' equity                     $  62,352        $  82,774       $  90,223       $    94,141        $  93,834
           Shares outstanding at year-end (3)          13,096           13,111          13,445            13,652           13,750
           Stockholders' equity per share (2)       $    4.76        $    6.31       $    6.71       $      6.90        $    6.82

--------------------------------------
(1) Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and 3 for 2 stock split.

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

FINANCIAL HIGHLIGHTS

in thousands, except per share data                             2003           2002            2001          2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales (3, 4)                                              $ 191,852      $ 244,355      $ 257,462      $ 287,342       $ 268,079
Net (loss) income
  Net (loss)/income before change in accounting methods       $ (21,961)           282            246          4,313          10,166
  Change in accounting methods                                        -              -              -           (297)              -
                                                              ----------------------------------------------------------------------
                                                              $ (21,961)     $     282      $     246      $   4,016       $  10,166
                                                              ======================================================================
Net (loss) income per share (1)                               $   (1.68)     $    0.02      $    0.02      $    0.29       $    0.72
Stockholder's equity                                             62,352         82,774         90,223         94,141          93,834
Stockholder's equity per share (2)                                 4.76           6.31           6.71           6.90            6.82

in thousands, except per share data                              1998          1997           1996           1995            1994
-----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales (3, 4)                                              $ 275,096      $ 259,586      $ 237,551      $ 225,559      $ 216,822
Net (loss) income
  Net (loss) income before change in accounting methods          17,630         13,852          9,326          5,209          5,001
  Change in accounting methods                                        -              -              -              -              -
                                                              ---------------------------------------------------------------------
                                                              $  17,630      $  13,852      $   9,326      $   5,209      $   5,001
                                                              =====================================================================
Net income per share (1)                                      $    1.20      $    0.94      $    0.64      $    0.36      $    0.35
Stockholder's equity                                             88,923         77,077         63,921         55,386         50,466
Stockholder's equity per share (2)                                 6.30           5.39           4.48           3.88           3.55

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

                         Report of Independent Auditors

Virco Mfg. Corporation

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States.

                                                       /s/ Ernst & Young LLP

Los Angeles, California
March 12, 2004

                             Virco Mfg. Corporation

                           Consolidated Balance Sheets

                 (In thousands, except share and per share data)

                                                                         JANUARY 31
                                                                   2004             2003
                                                                ----------------------------
ASSETS
Current assets:
   Cash                                                         $    2,059        $    1,639
   Trade accounts receivable (less allowance for doubtful
      accounts of $225 in 2003 and 2002)                            17,333            17,178
   Income taxes receivable                                           1,423                 -
   Other receivables                                                   138               223
   Inventories:
      Finished goods                                                10,470            16,510
      Work in process                                               11,141            18,233
      Raw materials and supplies                                     6,860             8,296
                                                                ----------------------------
                                                                    28,471            43,039

   Prepaid expenses and other current assets                         1,962             1,495
   Deferred income taxes                                                 -             2,494
                                                                ----------------------------
Total current assets                                                51,386            66,068

Property, plant and equipment:
   Land and land improvements                                        3,287             3,626
   Buildings and building improvements                              49,548            50,311
   Machinery and equipment                                         103,185           101,648
   Leasehold improvements                                            1,251             1,278
                                                                ----------------------------
                                                                   157,271           156,863
   Less accumulated depreciation and amortization                   93,913            83,827
                                                                ----------------------------
Net property, plant and equipment                                   63,358            73,036

Goodwill and other intangible assets                                 2,350             2,200
Other assets                                                         9,174            13,492
                                                                ----------------------------
Total assets                                                    $  126,268        $  154,796
                                                                ============================

                                                                              JANUARY 31
                                                                       2004              2003
                                                                    ----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Checks released but not yet cleared bank                         $    2,702        $    2,506
   Accounts payable                                                      9,513             8,395
   Income taxes payable                                                      -             3,538
   Accrued compensation and employee benefits                            5,636             7,109
   Current portion of long-term debt                                     3,138             1,087
   Other accrued liabilities                                             4,993             4,685
                                                                    ----------------------------
Total current liabilities                                               25,982            27,320

Noncurrent liabilities:
   Accrued self-insurance retention and other                            4,053             2,936
   Accrued pension expenses                                             11,686            13,763
   Long-term liabilities, less current portion                          22,195            27,905
   Deferred tax liabilities                                                  -                98
                                                                    ----------------------------
Total noncurrent liabilities                                            37,934            44,702

Commitments and contingencies

Stockholders' equity:
   Preferred stock:
      Authorized 3,000,000 shares, $.01 par value;
        none issued or outstanding
   Common stock:
      Authorized 25,000,000 shares, $.01 par value; issued
        14,583,331 shares in 2003 and 14,527,074 shares in 2002            146               145
   Additional paid-in capital                                          127,133           126,284
   Retained deficit                                                    (41,412)          (18,927)
   Less treasury stock at cost (1,487,530 shares in 2003
      and 1,416,472  shares in 2002)                                   (19,271)          (18,634)
   Less accumulated comprehensive loss                                  (4,244)           (6,094)
                                                                    ----------------------------
Total stockholders' equity                                              62,352            82,774
                                                                    ----------------------------
Total liabilities and stockholders' equity                          $  126,268        $  154,796
                                                                    ============================

See accompanying notes.

                                   Virco Mfg. Corporation

                           Consolidated Statements of Operations

                           (In thousands, except per share data)

                                                                  YEAR ENDED JANUARY 31
                                                       2004                2003              2002
                                                   ---------------------------------------------------
Net sales                                          $    191,852        $    244,355       $    257,462
Costs of goods sold                                     137,420             160,652            172,453
                                                   ---------------------------------------------------
Gross profit                                             54,432              83,703             85,009

Selling, general and administrative expenses             70,593              79,721             79,926
Separation costs                                         13,920                   -                  -
Interest expense                                          2,054               3,410              4,561
(Gain) loss on sale of assets                            (5,497)                149                 86
                                                   ---------------------------------------------------

(Loss) income before income taxes                       (26,638)                423                436
Provision for income taxes                               (4,677)                141                190
                                                   ---------------------------------------------------
Net (loss) income                                  $    (21,961)       $        282       $        246
                                                   ===================================================

Net (loss) income per common share - basic
  Basic                                            $      (1.68)       $       0.02       $       0.02
  Assuming dilution                                       (1.68)               0.02               0.02

Weighted average shares outstanding:
  Basic                                                  13,106              13,344             13,485
  Assuming dilution                                      13,106              13,458             13,675

See accompanying notes.

                             Virco Mfg. Corporation

                 Consolidated Statements of Stockholders' Equity
                        (In thousands, except share data)

                                                                                      Additional      Retained
                                                               Common Stock            Paid-In        Earnings     Comprehensive
                                                         Shares          Amount        Capital        (Deficit)    Income (Loss)
                                                     ----------------------------------------------------------------------------
Balance at January 31, 2001                            11,282,987     $       120     $    97,656    $    10,645
   Net income                                                   -               -               -            246     $       246
   Minimum pension liability, net of tax                        -               -               -              -          (1,329)
   Derivative instrument, net of tax                            -               -               -              -            (662)
                                                                                                                     -----------
   Comprehensive loss, net of tax                               -               -               -              -     $    (1,745)
                                                                                                                     ===========
   Unearned ESOP shares                                         -               -               -              -
   Stock issued under option plans                         13,847               -              30              -
   Stock dividend (10%)                                 1,120,268              12          11,952        (11,952)
   Cash dividends                                               -               -               -           (945)
   Purchase of treasury stock                            (194,055)              -               -              -
                                                     -----------------------------------------------------------
Balance at January 31, 2002                            12,223,047             132         109,638         (2,006)
   Net income                                                   -               -               -            282     $       282
   Minimum pension liability, net of tax                        -               -               -              -          (3,072)
   Derivative instrument, net of tax                            -               -               -              -             544
                                                                                                                     -----------
   Comprehensive loss, net of tax                               -               -               -              -     $    (2,246)
                                                                                                                     ===========
   Stock issued under option plans                        147,004               1             469              -
   Stock dividend (10%)                                 1,212,671              12          16,177        (16,189)
   Cash dividends                                               -               -               -         (1,014)
   Purchase of treasury stock                            (472,120)              -               -              -
                                                     -----------------------------------------------------------
Balance at January 31, 2003                            13,110,602             145         126,284        (18,927)
   Net loss                                                     -               -               -        (21,961)    $   (21,961)
   Minimum pension liability                                    -               -               -              -           1,732
   Derivative instrument                                        -               -               -              -             118
                                                                                                                     -----------
   Comprehensive loss                                           -               -               -              -     $   (20,111)
                                                                                                                     ===========
   Stock issued under option plans and tax benefits        56,257               1             849              -
   Cash dividends                                               -               -               -           (524)
   Purchase of treasury stock                             (71,058)              -               -              -
                                                     ===========================================================
Balance at January 31, 2004                            13,095,801     $       146     $   127,133    $   (41,412)
                                                     ===========================================================
                                                                                     Accumulated
                                                        Treasury        ESOP        Comprehensive
                                                         Stock          Trust            Loss              Total
                                                     --------------------------------------------------------------
Balance at January 31, 2001                          $   (12,009)    $      (696)    $    (1,575)       $    94,141
   Net income                                                  -               -               -                246
   Minimum pension liability, net of tax                       -               -          (1,329)            (1,329)
   Derivative instrument, net of tax                           -               -            (662)              (662)
   Comprehensive loss, net of tax                              -               -               -                  -
   Unearned ESOP shares                                        -             696               -                696
   Stock issued under option plans                             -               -               -                 30
   Stock dividend (10%)                                        -               -               -                 12
   Cash dividends                                              -               -               -               (945)
   Purchase of treasury stock                             (1,966)              -               -             (1,966)
                                                     --------------------------------------------------------------
Balance at January 31, 2002                              (13,975)              -          (3,566)            90,223
   Net income                                                  -               -               -                282
   Minimum pension liability, net of tax                       -               -          (3,072)            (3,072)
   Derivative instrument, net of tax                           -               -             544                544
   Comprehensive loss, net of tax                              -               -               -                  -
   Stock issued under option plans                             -               -               -                470
   Stock dividend (10%)                                        -               -               -                  -
   Cash dividends                                              -               -               -             (1,014)
   Purchase of treasury stock                             (4,659)              -               -             (4,659)
                                                     --------------------------------------------------------------
Balance at January 31, 2003                              (18,634)              -          (6,094)            82,774
   Net loss                                                    -               -               -            (21,961)
   Minimum pension liability                                   -               -           1,732              1,732
   Derivative instrument                                       -               -             118                118
   Comprehensive loss                                          -               -               -                  -
   Stock issued under option plans and tax benefits            -               -               -                850
   Cash dividends                                              -               -               -               (524)
   Purchase of treasury stock                               (637)              -               -               (637)
                                                     ==============================================================
Balance at January 31, 2004                          $   (19,271)    $         -     $    (4,244)       $    62,352
                                                     ==============================================================

See accompanying notes.

                                      Virco Mfg. Corporation

                               Consolidated Statements of Cash Flows

                               (In thousands, except per share data)

                                                                            YEAR ENDED JANUARY 31
                                                                     2004             2003             2002
                                                                 ----------------------------------------------
OPERATING ACTIVITIES
Net (loss) income                                                $  (21,961)       $      282        $      246
Adjustments to reconcile net (loss) income to net cash
   provided by operating activities
      Depreciation and amortization                                  11,605            13,659            15,813
      Provision for doubtful accounts                                    36               267               288
      (Gain) loss on sale of property, plant and equipment           (5,497)              149                86
      Deferred income taxes                                             674               555            (1,722)
      Changes in assets and liabilities:
         Trade accounts receivable                                     (191)            4,156             5,020
         Other receivables                                               85               (48)              411
         Inventories                                                 14,568            (4,356)           19,356
         Income taxes                                                (4,461)            2,256             3,790
         Prepaid expenses and other current assets                     (467)             (560)              215
         Accounts payable and accrued liabilities                     5,231            (4,443)           (8,230)
         Other                                                         (120)              128              (236)
                                                                 ----------------------------------------------
Net cash (used in) provided by operating activities                    (498)           12,045            35,037
INVESTING ACTIVITIES
Capital expenditures                                                 (2,236)           (3,532)           (5,229)
Proceeds from sale of property, plant and equipment                   5,806                93               570
Net investment in life insurance                                      1,622              (109)            1,385
Acquisition of business                                                   -            (4,550)                -
                                                                 ----------------------------------------------
Net cash provided by (used in) investing activities                   5,192            (8,098)           (3,274)

                             Virco Mfg. Corporation

                      (In thousands, except per share data)

                                                                    YEAR ENDED JANUARY 31
                                                            2004             2003              2002
                                                        ----------------------------------------------
FINANCING ACTIVITIES
Dividends paid                                          $     (524)       $   (1,014)       $     (945)
Issuance of long-term debt                                   2,051             4,240                 -
Repayment of long-term debt                                 (5,514)           (3,049)          (28,237)
Proceeds from issuance of common stock                         153               178                30
Purchase of treasury stock                                    (440)           (4,367)           (1,954)
ESOP loan                                                        -                 -               696
                                                        ----------------------------------------------
Net cash used in financing activities                       (4,274)           (4,012)          (30,410)
Net increase (decrease) in cash                                420               (65)            1,353
Cash at beginning of year                                    1,639             1,704               351
                                                        ----------------------------------------------
Cash at end of year                                     $    2,059        $    1,639        $    1,704
                                                        ==============================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (received) during the year for:
   Interest, net of amounts capitalized                 $    2,183        $    3,513        $    4,805
   Income tax, net                                           1,421            (2,495)           (1,935)

See accompanying notes.

                             Virco Mfg. Corporation

                   Notes to Consolidated Financial Statements

                                January 31, 2004

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

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2002 and 2001 information to conform to the 2003 presentation.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company's credit risk. The Company does not typically obtain collateral to secure credit risk. A substantial percentage of the Company's receivables comes from low-risk government entities. No customers exceeded 10% of the Company's sales for each of the three years in the period ended January 31, 2004. Foreign sales were less than 5% for each of the three years in the period ended January 31, 2004.

DERIVATIVES

The Company uses derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. All derivatives are recognized as either assets or liabilities in the statement of financial condition and are measured at fair value. At January 31, 2004, the Company has no derivative instruments; however, see Note 3 for swap agreement entered into subsequent to January 31, 2004.

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

Interest costs, amounting to $13,000, $38,000 and $55,000 for the years ended January 31, 2004, 2003 and 2002, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software purchased or developed for its own use. Such costs are amortized over three to seven years from the date the software becomes operational. The net book value of capitalized software, included in machinery and equipment, was $3,118,000 and $5,149,000 at January 31, 2004 and 2003, respectively.

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

NET (LOSS) INCOME PER SHARE

Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of common shares outstanding. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the dilution

                             Virco Mfg. Corporation
effect of convertible securities. The following table sets forth the computation of basic and diluted earnings per share:

                                                                2003               2002            2001
                                                          --------------------------------------------------
Numerator
    Net (Loss) income                                    $    (21,961,000)     $   282,000    $     246,000
                                                          ==================================================
Denominator
    Denominator for basic (loss) earnings per share
      - weighted-average shares                                 13,106,000       13,344,000       13,485,000
    Dilutive potential common shares                                     -          114,000          190,000
                                                          --------------------------------------------------
    Denominator for diluted earnings per share -
      adjusted weighted-average shares and
      assumed conversions                                       13,106,000       13,458,000       13,675,000
                                                          ==================================================
Basic earnings per share:
    Net (loss) income                                     $          (1.68)     $       .02    $         .02
Diluted earnings per share:
   Net (loss) income                                      $          (1.68)     $       .02    $         .02

All per share and weighted-average share amounts have been restated to reflect stock dividends and stock splits previously declared. For the period ended January 31, 2004, options to purchase approximately 20,000 shares of common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive.

GOODWILL AND INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective for any business combination completed subsequent to June 30, 2001, and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life will no longer be amortized and will be subjected to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The adoption of SFAS No. 142 did not have a material effect on the Company's financial position, results of operations or cash flows as prior to April 2002 the Company did not have any recorded goodwill or any indefinite lived or finite lived intangible assets, other than deferred pension assets (see note 11). At January 31, 2004, goodwill totaled $2,200,000 and was subject to annual tests for impairment on that date.

                             Virco Mfg. Corporation

ENVIRONMENTAL COSTS

Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs that extend the useful life of assets are capitalized and amortized over the useful life of the assets.

ADVERTISING COSTS

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $2,757,000 in 2003, $2,921,000 in 2002 and $4,237,000 in 2001.

PRODUCT WARRANTY EXPENSE

The Company provides for a product warranty on most of the products. It generally provides that customers can return a defective product during the specified warranty period following purchase in exchange for a replacement product or repair at no cost to the consumer. The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. The Company recorded reserves of $1,751,000 and $900,000 as of January 31, 2004 and 2003, respectively.

SELF-INSURANCE

The Company has a self-insured retention for workers' compensation, automobile and general and product liability claims. Actuaries assist the Company in determining its liability for the self-insured component of claims, which have been discounted to their net present value.

STOCK-BASED COMPENSATION PLANS

The Company uses the "intrinsic value based" method for accounting for stock options as prescribed by Accounting Principles Board No. 25. The Company provides pro forma disclosures as if the fair value method had been applied in accordance with SFAS No. 123 and SFAS No. 148. SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 4.11% to 6.26%; dividend yield of 0.00% to 0.98%; volatility factor of the expected market price of the Company's common stock of 0.26 to 0.42; and a weighted-average expected life of the option of five years.

The estimated fair value of the options is amortized to expense over the options' vesting period for pro forma disclosures. The per share "pro forma" for the effects of SFAS No. 123, as amended by SFAS 148, is not indicative of

                             Virco Mfg. Corporation
the effects on reported net income (loss) income for future years. The Company's "reported" and "pro forma" information is are as follows:

                                                                   YEAR ENDED JANUARY 31
                                                         2004                2003              2002
                                                      -------------------------------------------------
Net (loss) income, as reported                        $  (21,961)       $         282     $         246
Deduct: Total stock-based employee
    compensation expense determined under
    the fair value based method for all awards,
    net of tax effects                                       (58)                 (41)              (42)
                                                      -------------------------------------------------
Pro forma net (loss)  income                          $  (22,019)       $         241     $         204
                                                      =================================================
Basic earnings per share:
    Net (loss) income, as reported                    $    (1.68)       $         .02     $         .02
    Net (loss) income, pro forma                      $    (1.68)       $         .02     $         .02
Diluted earnings per share:
   Net (loss) income, as reported                     $    (1.68)       $         .02     $         .02
   Net (loss) income, pro forma                       $    (1.68)       $         .02     $         .01

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes all sales when title passes under its various shipping terms and when collectability is reasonably assured.

In 2002, the Company purchased certain assets of Furniture Focus, a company which sells complete educational furniture packages to schools. For package orders, the Company records revenue upon completion and delivery of the project. The Company reports sales as net of sales returns and allowances.

                             Virco Mfg. Corporation

SHIPPING AND HANDLING FEES

Shipping and handling fees are included as revenue in net sales. Costs related to shipping and handling are included in operating expenses. For the years ended January 31, 2004, 2003 and 2002, shipping and handling costs of approximately $34,443,000, $27,590,000 and $27,491,000, respectively, were included in selling, general and administrative expenses.

FISCAL YEAR END

Fiscal years 2003, 2002 and 2001, refer to the years ended January 31, 2004, 2003 and 2002, respectively.

FUTURE ACCOUNTING REQUIREMENTS

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the estimated useful life of the asset. SFAS No. 143 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 addresses the financial accounting and reporting for certain costs associated with exit or disposal activities, including restructuring actions. SFAS No. 146 excludes from its scope severance benefits that are subject to an on-going benefit arrangement governed by SFAS No. 112, Employer's Accounting for Postemployment Benefits, and asset impairments governed by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 146 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. FIN 45 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

                             Virco Mfg. Corporation

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, ("FIN 46"). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The requirements for FIN 46, including its disclosures, apply immediately. FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity ("VIE") by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. If the entity does not qualify as a VIE, then the consolidation criteria is based on previously established accounting standards. Qualifying VIEs are covered by FIN 46 and are individually evaluated for consolidation based on their variable interests. FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the VIE as well as the probability of each outcome occurring. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns), with an emphasis on negative outcomes. That party, if any, is the primary beneficiary and is required to consolidate the VIE. FIN 46 was adopted by the Company and did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. SFAS No. 149 was adopted by the Company on July 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted by the Company on June 15, 2003, and did not have a material impact on the Company's financial position or results of operations.

In December 2003 the FASB issued SFAS No. 132 (Revised), Employer's Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132 (Revised) retained disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of SFAS No. 132 (Revised) did not have a material impact on the Company's financial position or results of operations.

                             Virco Mfg. Corporation

2. INVENTORIES

The current material cost for inventories exceeded LIFO cost by $4,042,000 and $3,519,000 at January 31, 2004 and 2003, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories increased (decreased) income by $771,000, $(423,000) and $(825,000) in the years ended January 31, 2004, 2003 and 2002, respectively.

Details of inventory amounts, including the material portion of inventory which is valued at LIFO, at January 31, 2004 and 2003, are as follows (in thousands):

                                                    JANUARY 31, 2004
                                  --------------------------------------------------
                                   MATERIAL                    LABOR,
                                  CONTENT AT      LIFO        OVERHEAD
                                    FIFO         RESERVE      AND OTHER      TOTAL
                                  ----------   ----------    ----------   ----------
Finished goods                    $    8,399   $   (1,493)   $    3,565   $   10,470
Work in process                        7,789       (1,033)        4,384       11,141
Raw materials and supplies             8,376       (1,516)            -        6,860
                                  ----------   ----------    ----------   ----------
Total                             $   24,564   $   (4,042)   $    7,949   $   28,471
                                  ==========   ==========    ==========   ==========

                                                    JANUARY 31, 2003
                                  --------------------------------------------------
                                   MATERIAL                    LABOR,
                                  CONTENT AT      LIFO        OVERHEAD
                                    FIFO         RESERVE      AND OTHER     TOTAL
                                  ----------   ----------    ----------   ----------
Finished goods                    $   10,772   $     (981)   $    6,719   $   16,510
Work in process                        9,822       (1,314)        9,725       18,233
Raw materials and supplies             9,520       (1,224)            -        8,296
                                  ----------   ----------    ----------   ----------
Total                             $   30,114   $   (3,519)   $   16,444   $   43,039
                                  ==========   ==========    ==========   ==========

3. DEBT

Outstanding balances (in thousands) for the Company's long-term debt were as follows:

                                                           JANUARY 31
                                                        2004        2003
                                                      --------    --------
Revolving credit line with Wells Fargo Bank (a)       $ 11,629    $ 26,655
Term note with Wells Fargo Bank (a)                     12,500           -
IRB with the City of Torrance (b)                        1,055       2,141

                             Virco Mfg. Corporation

Derivative instrument (a)                                    -         196
Other                                                      149           -
                                                      --------    --------
                                                        25,333      28,992
Less current portion                                     3,138       1,087
                                                      --------    --------
                                                      $ 22,195    $ 27,905
                                                      ========    ========
Outstanding stand-by letters of credit                $      -    $      -

(a) Virco has entered into a revolving credit facility with Wells Fargo Bank, amended and restated January 27, 2004, which provides a term loan of $12,500,000 and a secured revolving line of credit that varies as a percentage of inventory and receivables, up to a maximum of $45,000,000. The term loan is a three-year line amortizing at $521,000 per quarter with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a fluctuating margin of 0.75%, or at LIBOR plus 3.25% at January 31, 2004 (4.375% at January 31, 2004).
         Under the term loan, the Bank is entitled to require the Company to fix the rate on up to $6 million of debt. Effective February 1, 2004, Virco entered into an interest rate swap agreement with Wells Fargo, that effectively fixed the rate of interest on $6 million for a period of three years at a rate of 6.32%. The revolving line has an 18-month maturity with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a margin of 0.50%, or at LIBOR plus 2.75% (3.875 - 4.5% at January 31, 2004). The revolving line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus 2.75%. The revolving line typically provides for advances of 80% on eligible accounts receivable and 20% - 60% on eligible inventory. The advance rates fluctuate depending on the time of the year and the types of assets. The agreement has an unused commitment fee of 0.375%. Approximately $7,900,000 was available for borrowing as of January 31, 2004.

         The revolving credit facility with Wells Fargo Bank is subject to various financial covenants including a liquidity requirement, a leverage requirement, a cash flow coverage requirement and profitability requirements. The agreement also places certain restrictions on capital expenditures, new operating leases, dividends and the repurchase of the Company's common stock. The revolving credit facility is secured by the Company's accounts receivable, inventory, equipment and property. The Company is in compliance with its covenants at January 31, 2004.

         The $11,629,000 due under Wells Fargo Bank's line of credit will be payable on August 1, 2005, if the agreement is not renewed. The Company intends to renew the agreement.

         On February 22, 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank. The initial notional swap amount was $30,000,000 for the period February 22, 2000 through February 28, 2001. The notional swap

                             Virco Mfg. Corporation
         amount decreased to $20,000,000 until its expiration on March 3, 2003. The swap agreement was in consideration for a fixed rate at 7.23% plus a fluctuating margin of 1.50% to 2.50%. The swap agreement expired on March 1, 2003.

(b) 10-year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

Long-term debt repayments are approximately as follows (in thousands):

Year ending January 31
----------------------
        2005                                                              $       3,138
        2006                                                                     13,735
        2007                                                                      8,355
        2008                                                                         22
        2009                                                                         22
     Thereafter                                                                      61
                                                                          -------------
                                                                          $      25,333
                                                                          =============

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 2004 and 2003, as the majority of the long-term debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

4. RETIREMENT PLANS

Virco Mfg. Corporation maintains three defined benefit pension plans, the Virco Employees Retirement Plan, the VIP Retirement Plan, and the Non-Employee Directors Retirement Plan. Three significant events occurred during the fiscal year ended January 31, 2004. First, approximately 40% of Virco's employees severed their employment with Virco during the year. The majority of these employees accepted a voluntary severance package. This severance was treated a Plan curtailment. Second, a significant number of employees that severed their employment elected a lump sum benefit. During 2003 the pension trust disbursed approximately $6.3 million to severed employees. These distributions were accounted for as a Plan settlement. Finally, effective December 31, 2003, Virco froze all future benefit accruals under the Plans. Employees can continue to vest under the benefits earned to date, but no covered participants will earn additional benefits under the Plan freeze. The annual measurement date for the Plans is December 31. As a result of these activities, Virco incurred additional pension expense of approximately $1,250,000 related to the Plan curtailment, additional pension expense of approximately $1,540,000 related to the plan settlement, and additional pension expense of approximately $40,000 related to the Plan freeze. As a result of the Plan freeze, the projected benefit obligation decreased by approximately $7,500,000.

                             Virco Mfg. Corporation

Accounting policy regarding pensions requires management to make complex and subjective estimates and assumptions relating to amounts which are inherently uncertain. Three primary economic assumptions influence the reported values of plan liabilities and pension costs. The Corporation takes the following factors into consideration.

The discount rate represents an estimate of the rate at which retirement plan benefits could effectively be settled. The Corporation obtains data on several reference points when setting the discount rate including current rates of return available on longer term high grade bonds and changes in rates that have occurred over the past year. This assumption is sensitive to movements in market rates that have occurred since the preceding valuation date, and therefore, is likely to change from year to year.

When setting its rate of compensation increase assumption, the Corporation takes into consideration its recent experience with respect to average rates of compensation increase, compensation survey data relative to average compensation increases that other large corporations have awarded, and compensation increases that other large corporations expect to award over the upcoming year. This assumption is somewhat sensitive to inflation and may change from year to year. Effective December 31, 2003, the Corporation froze future benefit accruals for all three defined benefit plans. As such, the compensation increase assumption impacted the pension expense for the fiscal year ended January 31, 2004, but did not impact the Accumulated Benefit Obligation or Projected Benefit Obligation reported effective January 31, 2004.

The assumed rate of return on plan assets represents an estimate of long-term returns available to investors who hold a mixture of stocks, bonds, and cash equivalent securities. When setting its expected return on plan assets assumption, the Corporation considers long-term rates of return on various asset classes (both historical and forecasted, using data collected from various sources generally regarded as authoritative) in the context of expected long-term average asset allocations for its defined benefit pension plan.

Two of the Corporations defined benefit pension plans (the VIP Plan and the Non-Employee Directors Plan) are executive benefit plans that are not funded and are subject to the Corporation's creditors. Because these Plans are not funded, the assumed rate of return has no impact on pension expense or the funded status of the Plans.

The Corporation maintains a trust and funds the pension obligations for the Virco Mfg. Corporation Employees Pension. The Board of Directors appoints a Retirement Plan Committee that establishes policy for investment and funding strategies. Approximately 85% of the trust assets are managed by investment advisors with the balance managed by the Retirement Plan Committee. The Committee has established target asset allocations to its investment advisors, who invest the trust assets in a variety of institutional collective trust funds. The long term asset allocation target provided to the investment advisors is 85% stock and 15% bond, with maximum allocations of 80% large cap stocks, 30% small cap stocks, and 30% international stock. Virco has established a custom benchmark derived from a variety of stock and bond indices that are weighted to approximate the

                             Virco Mfg. Corporation
asset allocation provided to the investment advisors. The investment advisors performance is compared to the custom index as part of the evaluation of the investment advisors performance. The Committee receives monthly reports from the investment advisors and meets periodically with them to discuss investment performance. At December 31, 2003, approximately 10% of the Plans assets were invested in bond or short-term investment funds and the balance in equity funds or investments. The Trust does not hold any Virco Stock. It is the Company's policy to contribute adequate funds to the Trust accounts to cover benefit payments under the VIP and Non-Employee Director Plans and to maintain the funded status of the Virco Mfg. Corporation Employees Pension at a minimum of 90% of the current liability as determined by the Plan actuaries. It is anticipated that the Company will be required to contribute approximately $1 million to the Plans during the fiscal year ending January 31, 2005.

QUALIFIED PENSION PLAN

The Company and its subsidiaries cover all employees under a noncontributory defined benefit retirement plan, the Virco Employees' Retirement Plan (the
Plan). Benefits under the Plan are based on years of service and career average earnings. The Company's general funding policy is to contribute enough to maintain a funded status of at least 90% of the current liability as determined by the Plan actuaries. Minimum pension liability adjustments for the years 2003, 2002 and 2001 were $5,635,000, $3,072,000 and $1,329,000, respectively (net of taxes of $0, $2,005,000 and $850,000, respectively), and are included in comprehensive loss. Assets of the Plan are invested in common trust funds.

The following table sets forth (in thousands) the funded status of the Plan at December 31, 2003 and 2002:

                                                      PENSION BENEFITS
                                                    2003           2002
                                                 ----------     ----------
Change in benefit obligation
   Benefit obligation at beginning of year       $   28,787     $   21,163
   Service cost                                       1,384          1,437
   Interest cost                                      1,706          1,684
   Plan amendments                                      611            503
   Settlement and curtailment                        (5,062)             -
   Actuarial loss                                       526          4,520
   Benefit paid                                      (6,312)          (520)
                                                 ----------     ----------
   Benefit obligation at end of year             $   21,640     $   28,787
                                                 ==========     ==========
Change in plan assets
   Fair value at beginning of year               $   17,074     $    8,808
   Actual return on plan assets                       4,179         (1,696)

                             Virco Mfg. Corporation

   Company contributions                              1,535         10,482
   Benefits paid                                     (6,312)          (520)
                                                 ----------     ----------
   Fair value at end of year                     $   16,476     $   17,074
                                                 ==========     ==========
   Funded status of plan                         $   (5,164)    $  (11,713)
   Unrecognized net transition amount                  (126)          (184)
   Unrecognized prior service cost                    2,842          4,333
   Unrecognized net actuarial loss                    4,370         14,700
                                                 ----------     ----------
   Net amount recognized                         $    1,922     $    7,136
                                                 ==========     ==========
Statements of financial position
   Accrued benefit liability                     $   (5,163)    $   (7,077)
   Intangible asset                                   2,841          4,333
   Accumulated other comprehensive income             4,244          9,880
                                                 ----------     ----------
   Net amount recognized                         $    1,922     $    7,136
                                                 ==========     ==========
Supplementary Data
   Projected benefit obligation                  $   21,640     $   28,787
   Accumulated benefit obligation                    21,640         24,150
   Fair value of plan assets                         16,476         17,074

Weighted average assumptions
   Discount rate                                       6.50%          6.50%
   Expected return on plan assets                      6.50%          6.50%
   Rate of compensation increase                       5.00%          5.00%

The total pension expense for the Plan (in thousands) included the following components:

                                                    2003         2002        2001
                                                   --------    --------    --------
Components of net cost
   Service cost                                    $  1,384    $  1,437    $  1,017
   Interest cost                                      1,864       1,684       1,515
   Expected return on plan assets                    (1,175)       (820)       (821)
   Amortization of transition amount                    (42)        (42)        (42)
   Amortization of prior service cost                   562         601         562
   Recognized net actuarial loss                      1,078       1,039         398
   Settlement and curtailment                         3,077           -           -
                                                   --------    --------    --------
   Benefit cost                                    $  6,748    $  3,899    $  2,629
                                                   ========    ========    ========
Additional Information
   Increase in minimum liability included in
     other comprehensive income                    $  4,244    $  9,880    $  4,802

                             Virco Mfg. Corporation

VIP RETIREMENT PLAN

The Company also provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan benefits are secured by a life insurance program. The cash surrender values of the policies securing the VIP Plan were $2,691,000 and $2,419,000 at January 31, 2004 and 2003, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The Company maintains a Rabbi Trust to hold assets related to the VIP Retirement Plan, the Dual Option Life Insurance Plan, and the Deferred Compensation Plan. Substantially all assets securing these Plans are held in the Rabbi Trust.

The following table sets forth (in thousands) the funded status of the VIP Plan at December 31, 2003 and 2002:

                                                 NONQUALIFIED VIP PENSION
                                                   2003            2002
                                                   ----            ----
Change in benefit obligation
   Benefit obligation at beginning of year       $  7,756        $  4,821
   Service cost                                       801             820
   Interest cost                                      489             431
   Plan amendments                                   (610)           (503)
   Settlement and curtailment                      (3,442)              -
   Actuarial loss                                     524           2,453
   Benefit paid                                      (264)           (266)
                                                 --------        --------
   Benefit obligation at end of year             $  5,254        $  7,756
                                                 ========        ========
Change in plan assets
   Company contributions                         $    264        $    266
   Benefits paid                                     (264)           (266)
                                                 --------        --------
   Fair value at end of year                     $      -        $      -
                                                 ========        ========
   Funded status of plan                         $ (5,254)       $ (7,756)
   Unrecognized prior service cost                 (2,968)         (3,121)
   Unrecognized net actuarial loss                  1,489           4,816
                                                 --------        --------
   Accrued benefit cost                          $ (6,733)       $ (6,061)
                                                 ========        ========

Statements of financial position
   Accrued benefit liability                     $ (6,733)       $ (6,061)
                                                 --------        --------
   Net amount recognized                         $ (6,733)       $ (6,061)
                                                 ========        ========
Supplementary Data

                             Virco Mfg. Corporation

   Projected benefit obligation                  $  5,254     $  7,756
   Accumulated benefit obligation                   5,254        4,407
   Fair value of plan assets                            -            -

Weighted average assumptions
   Discount rate                                     6.50%        6.50%
   Rate of compensation increase                     5.00%        5.00%

The total plan expense for the VIP Retirement Plan included the following components (in thousands):

                                                   2003         2002        2001
                                                 --------     --------    --------
Components of net cost
   Service cost                                  $    801     $    820    $    490
   Interest cost                                      489          431         323
   Amortization of prior service cost                (499)        (417)       (366)
   Recognized net actuarial loss                      409          355         193
   Settlement and curtailment                        (264)           -           -
                                                 --------     --------    --------
   Benefit cost                                  $    936     $  1,189    $    640
                                                 ========     ========    ========

NON-EMPLOYEE DIRECTORS RETIREMENT PLAN

In April 2001, the Board of Directors established a non-qualified plan for non-employee directors of the Company. The Plan provides a lifetime annual retirement benefit equal to the director's annual retainer fee for the fiscal year in which the director terminates his or her position with the Board, subject to the director providing 10 years of service to the Company. At January 31, 2004, the Plan did not hold any assets.

The following table sets forth (in thousands) the funded status of the Non-Employee Directors Retirement Plan at December 31, 2003:

                                                               NON-EMPLOYEE DIRECTOR
                                                                      PENSION
                                                                2003            2002
                                                               ------          ------
Change in benefit obligation
   Benefit obligation at beginning of year                     $  554          $  485
   Service cost                                                    19              29
   Interest cost                                                   23              34
   Actuarial (gain)/loss                                         (230)              6
                                                               ------          ------
   Benefit obligation at end of year                           $  366          $  554
                                                               ======          ======

                             Virco Mfg. Corporation

Change in plan assets
   Fair value of plan assets at inception and end of year      $    -          $    -
                                                               ======          ======
   Funded status of plan                                       $ (366)         $ (554)
   Unrecognized prior service cost                                198             286
   Unrecognized net actuarial (gain)/loss                        (237)            (30)
                                                               ------          ------
   Net amount recognized                                       $ (405)         $ (298)
                                                               ======          ======
Statements of financial position
   Accrued benefit liability                                   $ (405)         $ (554)
   Intangible asset                                                 -             256
                                                               ------          ------
   Net amount recognized                                       $ (405)         $ (298)
                                                               ======          ======

                                                                2003            2002
                                                               ------          ------
Weighted average assumptions
 Discount rate                                                   6.50%           6.50%
 Rate of compensation increase                                   5.00%           5.00%

The total plan expense for the Non-Employee Directors Retirement Plan included the following components (in thousands):

                                                  2003      2002     2001
                                                 ------    ------   ------
Components of net cost
   Service cost                                  $   19    $   29   $   24
   Interest cost                                     23        34       36
   Actuarial gain                                   (23)        -        -
   Amortization of prior year service cost           88        88       88
                                                 ------    ------   ------
   Benefit Cost                                  $  107    $  151   $  148
                                                 ======    ======   ======

401(k) RETIREMENT PLAN

The Company's retirement plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. Through December 31, 2001, the Plan included an employee stock ownership component. The Plan continues to include the Virco Stock Fund as one of the investment options. Shares owned by the Plan are held by the Plan Trustee, Security Trust Company. At January 31, 2004, the Plan held 496,375 shares of Virco Stock. For the fiscal years ended January 31, 2004, 2003 and 2002, there was no employer match and therefore no compensation cost to the Company.

LIFE INSURANCE

The Company provided current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Effective January 2004, the Company terminated the Plan for active employees. Cash surrender values of

                             Virco Mfg. Corporation
these policies, which are included in other assets in the consolidated balance sheets, were $2,633,000 and $3,915,000 at January 31, 2004 and 2003, respectively.

DEFERRED COMPENSATION PLAN

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pretax basis. The total participant deferrals were $1,983,000 and $1,772,000 for the years ended January 31, 2004 and 2003, respectively. The Deferred Compensation Plan is funded with investment funds held in the Rabbi Trust and are included in other assets in the consolidated balance sheets at January 31, 2003. The Deferred Compensation Plan was terminated in December 2003 and all assets were distributed to participants in January 2004.

5. STOCK OPTIONS AND STOCKHOLDERS' RIGHTS

The Company's two stock plans are the 1997 Employee Incentive Plan (the 1997
Plan) and the 1993 Employee Incentive Stock Plan (the 1993 Plan). Under the Plans, the Company may grant an aggregate of approximately 1,432,000 shares (as adjusted for stock splits and stock dividends) to its employees in the form of stock options. Non-employee directors automatically receive a grant for options to purchase 2,000 shares of common stock on the first business day following each annual meeting of the Company's stockholders.

As of January 31, 2004, 403,319 shares remain available for future grant. Options granted under the Plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period. During 2003, certain optionees satisfied the exercise price of their options by exchanging shares already owned rather than paying cash. As a result, 19,991 and 29,632 shares were recorded as treasury stock for the years ended January 31, 2004 and 2003, respectively.

A summary of the Company's stock option activity, and related information for the years ended January 31 are as follows:

                                                2004                     2003                     2002
                                        ---------------------    ---------------------    ---------------------
                                                    WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                     AVERAGE                  AVERAGE                  AVERAGE
                                                    EXERCISE                 EXERCISE                 EXERCISE
                                        OPTIONS       PRICE       OPTIONS      PRICE      OPTIONS       PRICE
                                        --------    ---------    --------    ---------    --------    ---------
Outstanding at beginning
   of year                               481,774    $   10.82     659,475    $    9.09     714,679    $    9.34
     Granted                              10,000         8.40      13,200        13.59      38,720         8.37
     Exercised                           (56,257)        6.22    (149,431)        3.15     (16,498)        2.20
     Forfeited                           (63,136)       12.58     (41,470)       11.68     (77,426)       12.27
                                        --------                 --------                 --------

                             Virco Mfg. Corporation

Outstanding at end of year               372,381        11.15     481,774        10.82     659,475         9.09
                                        ========                 ========                 ========
Exercisable at end of year               337,509        11.30     433,280        10.81     578,076         8.96

Weighted-average fair value of
   options granted during the
   year                                             $    3.53                $    5.54                $    3.45

Information regarding stock options outstanding as of January 31, 2004, is as follows:

                                 OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                        -----------------------------------        --------------------
                                       WEIGHTED
                                        AVERAGE    WEIGHTED                    WEIGHTED
                                       REMAINING    AVERAGE                     AVERAGE
                        NUMBER OF     CONTRACTUAL  EXERCISE        NUMBER OF   EXERCISE
PRICE RANGE               SHARES         LIFE       PRICE           SHARES      PRICE
-----------             ---------     -----------  --------        ---------   --------
$ 2.41-3.81                 8,141            1.40  $   3.05            8,141   $   3.05
  6.36-8.82                96,386            5.26      7.41           71,190       7.10
10.14-16.07               267,854            4.81     12.60          258,178      12.57
                        ---------                                  ---------
                          372,381                                    337,509
                        =========                                  =========

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company's employee common stock options equals the market price of the underlying common stock on the grant date.

STOCKHOLDERS' RIGHTS

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($20.70, as adjusted for stock splits and stock dividends), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (483,153 shares as adjusted by stock splits and stock dividends) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

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

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

                                                   JANUARY 31
                                           2004       2003       2002
                                          ------      ----       ----
Statutory                                   34.0%     34.0%      34.0%
State taxes (net of federal tax)            3.04       1.0        4.1
Change in valuation allowance             (22.73)        -          -
Nondeductible expenses and other            3.25      (1.7)       5.5
                                          ------      ----       ----
                                           17.56%     33.3%      43.6%
                                          ======      ====       ====

Significant components of the provision for income taxes (in thousands) attributed to income before income taxes and cumulative effect of the accounting change are as follows:

                                        JANUARY 31
                               2004        2003        2002
                             --------    --------    --------
Current
   Federal                   $ (4,677)   $   (333)   $  1,562
   State                            -         (81)        350
                             --------    --------    --------
                               (4,677)       (414)      1,912
Deferred
   Federal                     (6,359)        469      (1,449)
   State                       (1,283)         86        (273)
                             --------    --------    --------
                               (7,641)        555      (1,722)
Valuation Allowance             7,641           -           -
                             --------    --------    --------
                                    -         555      (1,722)
                             --------    --------    --------
                             $ (4,677)   $    141    $    190
                             ========    ========    ========

Deferred tax assets and liabilities (in thousands) are comprised of the following:

                                                        JANUARY 31
                                                    2004          2003
                                                 ----------    ----------
Deferred tax assets
   Accrued vacation and sick leave               $      906    $    1,209

                             Virco Mfg. Corporation

   Retirement plans                                   3,986         3,996
   Insurance reserves                                 1,626         1,607
   Inventory                                          1,320           574
   Net operating loss carryforwards                   4,055             -
   Other                                                  -           372
                                                 ----------    ----------
                                                     11,892         7,758

Deferred tax liabilities
   Tax in excess of book depreciation                (3,476)       (4,148)
   Capitalized software development costs              (472)       (1,214)
   Other                                               (243)            -
                                                 ----------    ----------
                                                     (4,191)       (5,362)

Valuation allowance                                  (7,701)            -
                                                 ----------    ----------
Net deferred tax asset                           $        0    $    2,396
                                                 ==========    ==========

The Company recognized an income tax benefit for an amount equal to the estimated available net operating loss carryback and has recognized no benefit related to the net operating loss carryforwards. The Company has net deferred tax assets of $7,701,000 at January 31, 2004, and has established a valuation allowance of $7,701,000. At January 31, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes, expiring at various dates through 2024 if not utilized. Federal net operating losses that can potentially be carried forward total approximately $9.2 million at January 31, 2004. The Company evaluates the adequacy of valuation allowances against net deferred tax assets on a quarterly basis, and in the event that the Company determines that is more likely than not that we would be able to realize the net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be made to income in the period such determination was made.

7. COMMITMENTS

The Company has long-term leases on real property and equipment, which expire at various dates. Certain of the leases contain renewal, purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 2004, are as follows:

Year ending January 31
----------------------
        2005                                                                 $        7,502
        2006                                                                          3,767
        2007                                                                          3,186

                             Virco Mfg. Corporation

   2008                                                                          2,108
   2009                                                                            398
Thereafter                                                                         376
                                                                             ---------
                                                                             $  17,337
                                                                             =========

Rent expense relating to operating leases was as follows (in thousands):

Year ending January 31
----------------------
        2004                                                                 $  9,999
        2003                                                                    9,969
        2002                                                                   11,042

The Company leases machinery and equipment from GECC under a 10-year operating lease arrangement. The Company has the option of buying out the leases three to five years into the lease period.

The Company has no minimum future lease-receipts for leases relating to properties owned or subleased as of January 31, 2004.

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

The Company is subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At January 31, 2004 and 2003, there are no required reserves for such environmental contingencies.

The Company has a self-insured retention for product and general liability losses up to $500,000 per occurrence, workers' compensation liability losses up to $250,000 and automobile liability losses up to $50,000 per occurence. The Company has purchased insurance to cover losses in excess of the retention up to a limit of $30,000,000. The Company has obtained an actuarial estimate of its total expected future losses for liability claims and recorded the net present value of $4,476,000 at January 31, 2004, based upon the Company's estimated payout period of four years using a 6% discount rate.

                             Virco Mfg. Corporation

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

Changes in the Company's warranty liability were as follows (in thousands):

                                                                             JANUARY 31
                                                                        2004           2003
                                                                    ------------    ------------
Balance at January 31, 2003                                         $        900    $        150
   Provision                                                               1,976           2,091
   Costs incurred                                                         (1,125)         (1,341)
                                                                    ------------    ------------
Balance at January 31, 2004                                         $      1,751    $        900
                                                                    ============    ============

10. GAIN ON SALE OF ASSETS AND OTHER INCOME

In\ November 2003, the Company completed the sale of its Gardena, California, manufacturing facility, which was held as rental property. The Company received $5,801,000 in cash and recorded a $5,557,000 pre-tax gain on the disposition during the fiscal year ended January 31, 2004.

11. ACQUISITION OF BUSINESS

In April 2002, the Company entered into an agreement with Dew-El Corporation to purchase Furniture Focus, Inc., an Ohio reseller that offers complete package solutions for the Furniture, Fixtures and Equipment components of bond-funded public school construction projects, primarily in the upper Midwest. In May 2002, the Company paid $2,400,000 in cash for certain assets of the corporation and recorded goodwill of $2,200,000. The goodwill is not expected to be deductible for income tax. In addition, the Company purchased approximately $2,150,000 of

                             Virco Mfg. Corporation
accounts receivable. The financial statements for the fiscal 2002 included nine months of Furniture Focus operations. The additional revenue and operating results as a result of this acquisition did not have a significant effect on the Company's financial position, operations or cash flows.

12. QUARTERLY RESULTS (UNAUDITED)

The Company's quarterly results for the years ended January 31, 2004 and 2003 are summarized as follows (in thousands, except per share data):

                                  APRIL 30       JULY 31     OCTOBER 31    JANUARY 31
                                 ----------    ----------    ----------    ----------
Year ended January 31, 2004
  Net sales                      $   31,180    $   65,861    $   65,802    $   29,009
  Gross profit                       10,411        20,966        18,865    $    4,190
  Net loss                           (4,013)       (8,286)       (7,675)   $   (1,987)

  Per common share (1)
    Net loss
      Basic                           (0.31)        (0.63)        (0.59)        (0.15)
      Assuming dilution               (0.31)        (0.63)        (0.59)        (0.15)

                                  APRIL 30       JULY 31    OCTOBER 31   JANUARY 31
                                 ----------    ----------   ----------   ----------
Year ended January 31, 2003
  Net sales                      $   41,168    $   83,164   $   85,022   $   35,001
  Gross profit                       14,299        30,989       31,217        7,198
  Net (loss) income                  (2,137)        4,260        3,244       (5,085)

  Per common share(1)
    Net (loss) income
      Basic                           (0.16)         0.32         0.24        (0.39)
      Assuming dilution               (0.16)         0.32         0.24        (0.39)

(1) Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and with regard to diluted per common share amounts only, because of the effect of potentially dilutive securities only in the periods in which the effect would have been dilutive.

EXHIBIT 13.1 - SUPPLEMENTAL STOCKHOLDERS' INFORMATION

ANNUAL MEETING

The Annual Meeting of Virco stockholders will be held on Tuesday, June 8, 2004, at 10:00 a.m., at Highway 65, South, Conway, Arkansas 72032. The record date for this meeting is April 26, 2004. The Proxy Statement and Proxy pertaining to this meeting will be mailed on or about May 10, 2004.

SEC FORM 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to:

Corporate Secretary
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

VIRCO COMMON STOCK

The American Stock exchange is the principal market on which Virco Mfg. Corporation (VIR) stock is traded. As of April 7, 2004, there were approximately 329 registered stockholders according to the transfer agent records. There are approximately 1,083 beneficial stockholders.

STOCKHOLDER RECORDS

Records pertaining to stockholdings and dividends are maintained by Mellon Investor Services. Inquiries with respect to these matters, as well as notices of address changes, should be directed to:

Mellon Investor Services, PO Box 3315
South Hackensack, New Jersey 07606
Phone: 1-800-356-2017 & foreign: 201-329-8660
TDD for Hearing Impaired: (800)231-5469
website address: www.melloninvestor.com

If a stock certificate is lost or mutilated, immediately communicate with Mellon Investor Services at the above addresses.

ADDITIONAL SERVICES FOR STOCKHOLDERS

Information about the Company is now available to stockholders at the Company's website (www.virco.com). A brief description of Virco's product line is offered together with illustrations showing a sampling of furniture.

QUARTERLY DIVIDEND AND STOCK MARKET INFORMATION

                Cash Dividends Declared             Common Stock Range
                1-31-2004     1-31-2003        1-31-2004           1-31-2003
                -----------------------    -----------------   -----------------
                                            High        Low      High        Low
                                            ----        ---      ----        ---
1st Quarter      $ 0.02         $ 0.02     $10.08      $8.43    $ 9.54      $8.09
2nd Quarter        0.02           0.02       9.65       6.11     13.70       9.18
3rd Quarter           -           0.02       7.62       5.60     12.18       8.43
4th Quarter           -           0.02       7.55       5.55     10.48       7.98

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

Glen D. Parish
Vice President and General Manager - Conway Division

Wesley D. Roberts
Vice President and Chief Information Officer

D. Randal Smith
Vice President - Marketing

Lori L. Swafford
Vice President - Legal Affairs

Larry O. Wonder
Vice President - Sales

INDEPENDENT AUDITORS

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

LEGAL COUNSEL

Gibson, Dunn & Crutcher
2029 Century Park East
Los Angeles, California 90067

CORPORATE HEADQUARTERS

2027 Harpers Way
Torrance, California 90501
(310) 533-0474

MAJOR FACILITIES

Torrance Division
2027 Harpers Way
Torrance, California 90501

Conway Division
Highway 65, South
Conway, Arkansas 72032

                     VIRCO MFG. CORPORATION AND SUBSIDIARIES
          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
               FOR THE YEARS ENDED JANUARY 31, 2004, 2003 AND 2002
                                 (In Thousands)

                              Col. A                                 Col. B                          Col. C
                                                                                                   Additions
                                                         Balance at Beginning of Period  Charged to Costs and Expenses
                                                         ------------------------------  -----------------------------
Allowance for doubtful accounts for the period ended:

                                          31-Jan-04                  $    225                      $     36
                                          31-Jan-03                  $    200                      $    267
                                          31-Jan-02                  $    200                      $    288

Inventory valuation reserve for the period ended:

                                          31-Jan-04                  $    575                      $    575
                                          31-Jan-03                  $    628                      $      0
                                          31-Jan-02                  $    828                      $      0

Warranty reserve for the period ended:

                                          31-Jan-04                  $    900                      $  1,976
                                          31-Jan-03                  $    150                      $  2,091
                                          31-Jan-02                  $    150                      $    700

Product liability reserve for the period ended:

                                          31-Jan-04                  $  3,080                      $  1,217
                                          31-Jan-03                  $  3,500                      $  1,407
                                          31-Jan-02                  $  3,154                      $  1,245

Deferred tax valuation allowance for the period ended:

                                          31-Jan-04                  $      0                      $  7,701
                                          31-Jan-03                  $      0                      $      0
                                          31-Jan-02                  $      0                      $      0


                              Col. A                                Col. E                   Col. F
                                                         Deductions from Reserves  Balance at Close of Period
                                                         ------------------------  --------------------------
Allowance for doubtful accounts for the period ended:

                                          31-Jan-04                  $     36                $      225
                                          31-Jan-03                  $    242                $      225
                                          31-Jan-02                  $    288                $      200

Inventory valuation reserve for the period ended:

                                          31-Jan-04                  $      0                $    1,150
                                          31-Jan-03                  $     53                $      575
                                          31-Jan-02                  $    200                $      628

Warranty reserve for the period ended:

                                          31-Jan-04                  $  1,125                $    1,751
                                          31-Jan-03                  $  1,341                $      900
                                          31-Jan-02                  $    700                $      150

Product liability reserve for the period ended:

                                          31-Jan-04                  $      0                $    4,297
                                          31-Jan-03                  $  1,827                $    3,080
                                          31-Jan-02                  $    899                $    3,500

Deferred tax valuation allowance for the period ended:

                                          31-Jan-04                  $      0                $    7,701
                                          31-Jan-03                  $      0                $        0
                                          31-Jan-02                  $      0                $        0