Form 10-K, Exhibit 13
period 2005-01-31
VIRCO MFG CORPORATION
filed 2005-04-18
CIK 751365

EXHIBIT 13.1

MANAGEMENT’S STATEMENT

The financial statements of Virco Mfg. Corporation (“Virco” or the “Company”) were prepared by management, which is responsible for the integrity and objectivity of the financial information presented, including amounts that must necessarily be based on judgments and estimates. The statements were prepared in conformity with accounting principles generally accepted in the United States, and in situations where acceptable alternative accounting principles exist, management selected the method that it believed was most appropriate in the circumstances.

The financial statements have been audited by the Company’s independent auditors, Ernst & Young LLP. The independent auditors provide an objective, independent review as to management’s discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain and maintain an understanding of Virco’s accounting and financial controls, and conduct such tests and procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

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

Based on a review and discussions of the Company’s 2004 audited consolidated financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company’s 2004 audited consolidated financial statements be included in the Company’s annual report on Form 10-K. The Board of Directors concurred.

EXECUTIVE OVERVIEW

Management’s strategy is to position Virco as the overall value supplier of moveable furniture and equipment. The markets that Virco serves include the education market (the Company’s primary market), which includes public and private schools (preschool through 12th grade), junior and community colleges, four-year colleges and universities, and trade, technical and vocational schools; convention centers and arenas; the hospitality industry, with respect to their banquet and meeting facilities requirements; government facilities at the federal, state, county and municipal levels; and places of worship. In addition, the Company sells to wholesalers, distributors, retailers and catalog retailers that serve these same markets. These institutions are frequently characterized by extreme seasonality and/or a bid-based purchasing function. The Company’s business model, which is designed to support this strategy, includes the development of several competencies to enable superior service to the markets in which Virco competes. An important element of Virco’s business model is the Company’s emphasis on developing and maintaining key manufacturing, warehousing, distribution, and service capabilities. Finally, management continues to hone Virco’s ability to forecast, finance, manufacture, warehouse, deliver, and install furniture within the relatively narrow delivery window associated with the highly seasonal demand for education sales. In fiscal year 2004, over 50% of the Company’s total sales were delivered in June, July, August and September with an even higher portion of educational sales delivered in that period. Virco’s substantial warehouse space allows the Company to build adequate inventories to service this narrow delivery window for the education market.

The commercial furniture markets are beginning to recover from the worst recorded recession in recent history. As a group, the members of BIFMA (the Business and Institutional Furniture Manufacturer’s Association) recorded a 5% increase in shipments in calendar year 2004. This followed decreases of 3%, 19.1% and 17.4% in 2003, 2002 and 2001, respectively. The impact of the recession on the school market lagged the commercial market and did not hit with full intensity until 2003. During this time Virco incurred sales declines of 21.5%, 5.1%, and 10.4% in 2003, 2002, and 2001 respectively. During 2004, Virco’s shipping volume increased by approximately 4%. Although current year sales results have stabilized, the Company incurred severe increases in certain raw material costs. The cost of steel, which is the Company’s largest raw material, doubled during 2004, and is nearly three times higher than at the beginning of 2002. The cost of plastic, which is a significant material cost, increased dramatically. Finally, the cost of fuel, which impacts inbound freight on materials, certain manufacturing processes, and shipping costs to customer locations, increased substantially. Due to the nature of the Company’s annual contracts with school districts, the Company was not able to pass on the increased material costs. The causes of, and effects on, Virco of the general economic conditions are discussed below under “Results of Operations (2004 vs. 2003)—Industry Overview”.

In response to the recession and the resulting decrease in sales of Virco’s products during 2001, 2002, and 2003, the Company has used a variety of tactics to reduce spending, including its Assemble-to-Ship operating model, which permits the Company to hold reduced inventory levels, wage and hiring freezes, and reductions in its workforce. These cost-saving measures allowed the Company to finish the year with cash flow from operations being slightly positive, despite having incurred a large operating loss for the year.

The Company does not anticipate that demand for furniture in the education markets will change substantially in the coming year. We anticipate an increase in bond funded projects, and relatively flat demand for replacement furniture due to the continued financial pressures placed on school operating budgets. It is our intent to raise prices substantially, in order to recover the increased raw material costs as well as the freight and service costs for those customers that require full service installation and delivery. Actual volume shipped during 2005 will be impacted by the behavior of our competitors in response to the increased material costs and selling prices. We will maintain our core workforce at current levels for the near future, supplemented with temporary labor as considered necessary in order to produce, warehouse, deliver, and install furniture during the coming summer. Because the Company has not closed any manufacturing or distribution facilities, any increase in demand for our product can be met without any required investment in physical infrastructure, resulting in favorable operating leverage.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect the Company’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed herein, in Item 1, and elsewhere in this report on Form 10-K, that could cause actual results to differ materially from historical results or those anticipated. Risks and uncertainties that could cause actual results to vary materially from anticipated results, include without limitation, material availability and cost of materials, especially steel, plastic, fuel and energy; availability and cost of labor, demand for the Company’s products, and competitive conditions affecting selling prices and margins, capital costs and general economic conditions. In this report, words such as “anticipates,” “believes,” “expects,” “will continue,” “estimates,” “projects,” “future,” “intends,” “plans,” “potential,” “budgets,” “may,” “could” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of Virco’s financial condition and results of operations is based upon the Company’s financial statements which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires Virco management to make estimates and judgments that affect the Company’s reported assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates such estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventory including LIFO and obsolescence reserves, self-insured retention for products and general liability insurance, self-insured retention for workers compensation insurance, provision for warranty, liabilities under defined benefit and other compensation programs, and estimates related to deferred tax assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Factors that could cause or contribute to these differences include the factors discussed above under Item 1, Business, and elsewhere in this report on Form 10-K. Virco’s critical accounting policies are as follows:

Revenue Recognition: The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition,” as revised by SAB No. 104. Sales are recorded when title passes and collectability is reasonably assured under its various shipping terms. The Company reports sales as net of sales returns and allowances.

Allowances for Doubtful Accounts: Considerable judgment is required when assessing the ultimate realization of receivables, including assessing the probability of collection, current economic trends, historical bad debts and the current creditworthiness of each customer. The Company maintains allowances for doubtful accounts that may result from the inability of our customers to make required payments. Over the past five years, the Company’s allowance for doubtful accounts has ranged from approximately 0.7% to 1.4% of accounts receivable at year-end. The allowance is evaluated using historic experience combined with a detailed review of past due accounts. The Company does not typically obtain collateral to secure credit risk. The primary reason that Virco’s allowance for doubtful accounts represents such a small percentage of accounts receivable is that a large portion of the accounts receivable are attributable to low-credit-risk governmental entities, giving Virco’s receivables a historically high degree of collectability. Although many states are experiencing budgetary difficulties, it is not anticipated that Virco’s credit risk will be significantly impacted by these events. Over the next year, no significant change is expected in the Company’s sales to government entities as a percentage of total revenues.

Inventory Valuation: Inventory is valued at the lower of cost or market. The Company uses the LIFO (last-in, first-out) method of accounting for the material component of inventory. The Company maintains allowances for estimated obsolete inventory to reflect the difference between the cost of inventory and the estimated market value. Valuation allowances are determined through a physical inspection of the product in connection with a physical inventory, a review of slow-moving product, and consideration of active marketing programs. The market for education furniture is traditionally driven by value, not style, and the Company has not typically incurred significant obsolescence expense. If market conditions are less favorable than those anticipated by management, additional allowances may be required. Due to reductions in sales volume in the past year, the manufacturing facilities are operating at reduced levels of capacity. The Company records the cost of excess capacity as a period expense, not as a component of capitalized inventory valuation.

Self-Insured Retention: For 2003 and 2004, the Company was self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. The Company obtains annual actuarial valuations for the self-insured retentions. Product liability and auto reserves for known and unknown (IBNR) losses are recorded at the net present value of the estimated losses using a 6.0% discount rate. Given the relatively short term over which the IBNR losses are discounted, the sensitivity to the discount rate is not significant. Estimated workers compensation losses are funded during the insurance year and subject to retroactive loss adjustments. The Company’s exposure to self-insured retentions varies depending upon the market conditions in the insurance industry and the availability of cost-effective insurance coverage. It is anticipated that self-insured retentions for 2005 will be comparable to the retention levels for 2004.

Warranty Reserve: The Company provides a product warranty on most products. The standard warranty offered on products sold through January 31, 2005 is five years. Effective February 1, 2005, the standard warranty has been increased to 10 years on products sold after February 1, 2005. It generally warranties that customers can return a defective product during the specified warranty period following purchase in exchange for a replacement product or that the Company can repair the product at no charge to the customer. The Company determines whether replacement or repair is appropriate in each circumstance. The Company uses historic data to estimate appropriate levels of warranty reserves. Because product mix, production methods, and raw material sources change over time, historic data may not always provide precise estimates for future warranty expense. Warranty expense for the last two years has been higher than normal due to a recurring cosmetic complaint relating to a high-volume component.

Defined Benefit Obligations: The Company has three defined benefit plans, the Virco Employees Retirement Plan, the Virco Important Performers (VIP) Plan and the Non-Employee Directors Retirement Plan, which provide retirement benefits to employees and outside directors. Virco discounts the pension obligations under the plans using a 6.5% discount rate, before a 5.0% assumed rate of increases in compensation rates, and estimating a 6.5% return on plan assets. These rate assumptions can vary due to changes in interest rates, the employment market, and expected returns in the stock market. In prior years, the discount rate and the anticipated rate of return on plan assets have decreased by several percentage points, causing pension expense and pension obligations to increase. Although the Company does not anticipate any change in these rates in the coming year, any moderate change should not have a significant effect on the Company’s financial position, results of operations or cash flows. Effective December 31, 2003, the Company froze new benefit accruals under all three plans. The effect of freezing future benefit accruals minimizes the impact of future raises in compensation, but introduces a new assumption related to the plan freeze. It is the Company’s intent to resume a retirement benefit when the profitability and the financial condition of the Company allow, and the actuarial valuations assume the plans will be frozen for two years. If the assumption is modified to a permanent freeze, the Company would be required to immediately recognize any prior service cost / benefit. If the Company had assumed a permanent freeze, pension expense for 2004 and 2003 would decrease by approximately $57,000 and $125,000, respectively. The Company obtains annual actuarial valuations for all three plans.

Deferred Tax Assets and Liabilities: The Company recognizes deferred income taxes under the asset and liability method of accounting for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. Deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this consideration, the Company anticipates that it is more likely than not that the net deferred tax assets will not be realized, and a valuation allowance has been recorded against the net deferred tax assets at January 31, 2005 and January 31, 2004. At January 31, 2005, the Company has net operating loss carried forward for federal and state income tax purposes, expiring at various dates through 2025 if not utilized. Federal net operating losses that can potentially be carried forward total approximately $20,750,000 at January 31, 2005. State net operating losses that can potentially be carried forward total approximately $48,307,000 at January 31, 2005.

RESULTS OF OPERATIONS (2004 VS. 2003)

INDUSTRY OVERVIEW

As discussed above, the commercial furniture markets, including Virco’s core school markets, have suffered from the recent economic recession. The financial difficulties experienced by our core education customers derive primarily from budgetary pressures and shortfalls at state and local government levels. In 2003, the State of California received significant press coverage regarding its $15 billion budget shortfall, but funding issues existed at virtually every state and local level. In 2004 funding levels were more stable, but budgetary pressures to control spending are still prevalent. The last time states faced such difficult fiscal conditions was after the 1990-91 recession, but the states have reacted differently this time. In 1991, the states raised taxes by approximately 5.4% of the previous year’s tax collections. In 2003, states raised taxes by 1.5% of the previous year’s revenues. Reluctance to raise taxes as aggressively or cut spending may extend the current budget condition. Because many states used debt to bridge budget gaps instead of balancing budgets with tax increases or spending reductions, the outlook for 2005 suggests that the market for school furniture will improve, but not substantially in the short term.

Funding for school furniture comes from two primary sources. The first source is from bonds issued to fund new school construction and major renovations of older schools. For 2004, funds relating to new school construction and renovation improved slightly compared to the prior year. The second source is the general operating fund, which is a primary source of replacement furniture. The reduction in sales is primarily attributable to replacement furniture purchased from the general fund. Approximately 80-85% of a school’s budget is spent on salaries and benefits for teachers and administrators. In times of budget shortfalls, schools traditionally attempt to retain teachers and spend less on repairs, maintenance, and replacement furniture.

During the last four years, many furniture manufacturers have responded by shutting down significant portions of their manufacturing capacity and laying off thousands of workers, incurring large restructuring charges in the process. For the first two years of this recession, Virco responded with a different approach designed to preserve the Company’s manufacturing and distribution infrastructure and save the jobs of Virco’s trained workforce. The Company used a variety of tactics to reduce spending. Capital expenditures were reduced to approximately one- quarter of depreciation expense in 2003 and 2002, and one third of depreciation expense in 2001. The Company has embraced the Assemble-to-Ship operating model, which facilitated large reductions in inventory levels in 2003 and 2001, and improved levels of customer service while maintaining reduced levels of inventory in 2004 and 2002. To control and reduce the cost of Virco’s workforce, the Company used traditional measures such as wage freezes and hiring freezes, as well as more creative measures that addressed the unique demands of a highly seasonal business. The more creative measures included programs to encourage workforce flexibility; moreover, in 2002 the Company introduced a sabbatical program for employees during the traditionally slow fourth quarter.

The tactics used by Virco to weather the reductions in sales during 2001 and 2002 were not adequate to address the 21.5% reduction in sales in 2003. In addition to the cost-saving efforts used in the prior two years, Virco implemented a voluntary separation program, which was accepted by 485 employees (25% of the workforce) in the second quarter. In the third quarter, the Company laid off an additional 160 employees. The reduction in headcount combined with other savings were intended to allow the Company to operate profitably at an annual sales volume of approximately $200 million.

The techniques used by Virco to reduce operating expenses have successfully structured the Company to operate profitably at sales volumes of $200 – 220 million, had the Company not incurred volatile increases in the cost of raw materials and transportation costs. During 2004 the Company incurred no layoffs or restructuring charges, and does not anticipate any such changes for 2005. For 2005 the Company intends to raise prices substantially. Prices for all customers will be raised to cover the increased cost of raw materials. Prices will be raised for customers that require higher levels of service, including freight to and installation at the customer location, as well as for customers with lower average order sizes.

FINANCIAL RESULTS AND CASH FLOW

For the year ended January 31, 2005, the Company had a net loss of $13,995,000 on net sales of $199,854,000 compared to a net loss of $21,961,000 on net sales of $191,852,000 in the same period last year. The loss was $1.07 per share for the year ended January 31, 2005, compared to a net loss of $1.68 per share in the prior year. Cash flow from operations was $3,768,000 compared to $(498,000) in the prior year. During 2004, the Company incurred a large operating loss, yet managed to finish the year with cash flow from operations being slightly positive. To accomplish this, the Company reduced accounts receivable and inventory balances despite an increase in sales volume. The Company limited capital expenditures to $2,799,000 compared to depreciation expense of $9,799,000. By year-end, the Company was able to reduce its long-term debt by more than $2.2 million.

SALES

Virco’s sales increased by 4.2% in 2004 to $199,854,000 compared to $191,852,000 in 2003. As discussed above, the furniture industry recovered modestly in 2004 after three consecutive years of decline. The increase in sales was primarily attributable to increased projects. In addition, the commercial furniture markets enjoyed a modest recovery as well. Although the market for school furniture improved in 2004, states and local governments are still suffering budgetary pressures, and the market still remains weak. Due to the significant reduction in the school furniture sales in 2003, competition was pronounced and Virco was unable to increase prices during 2004. When the Company incurred large increases in raw material costs, it was unable to pass along these costs under the annual contracts with school districts. The increase in sales was attributable to volume increases as opposed to price.

For 2005 the Company will significantly raise selling prices to cover the increased cost of raw materials and freight expenses. The Company continued to emphasize the value of Virco’s products, the value of Virco’s distribution and delivery capabilities, and the value of timely deliveries during the peak seasonal delivery period. Although this policy may have an adverse effect on unit volume, the Company intends to restore its gross margins to those attained in earlier years.

COST OF SALES

Cost of sales was 72% of sales for both 2004 and 2003. The cost of sales in total was stable, but the components of the cost varied dramatically in 2004 compared to 2003. During 2004, the cost of raw materials increased dramatically, offset by a comparable reduction in manufacturing overhead spending in 2004 compared to 2003. During the beginning of 2004, Virco had incurred significant disruption in the supply of steel in addition to markedly higher prices. Very significant purchases of steel by China, of both finished product and raw materials to produce steel, have impacted the market for steel. In addition, a fire in one of the largest coal mines in the United States disrupted the supply of domestic steel. During 2004 the cost of steel nearly doubled. In addition to higher steel prices, the Company incurred increases in the prices of raw materials and operating expenses that are impacted by the cost of oil, especially plastics and freight expense. The increase in raw material costs was offset by a reduction in overhead spending. During 2003, in response to a 21.5% decline in sales volume, production volume was reduced to match the decline in sales volume, and further reduced to facilitate a $14 million reduction in inventory. The decreases in production volume, combined with certain inefficiencies associated with the reduction in workforce, caused overhead variances to increase.

In 2005, the Company intends to maintain the improved overhead cost structure attained through the restructuring in 2003 and recover the increased material costs incurred in 2004 by increased selling prices. The Company intends to more tightly integrate the ATS model with our marketing programs, product development programs, and product stocking plan. This anticipated improvement in execution of ATS should allow the Company to offer a wide variety of product while improving on-time delivery performance. Because the Company is beginning the year with slightly less inventory, production levels, which will vary depending upon selling volumes, are anticipated to be comparable to 2004.

The Company anticipates continued upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy, and benefits in the coming year. Steel has stabilized during the first quarter of 2005, but at the higher prices experienced in 2004. For more information, please see the section entitled “Inflation and Future Change in Prices” in the Management’s Discussion and Analysis section contained in Virco’s Annual Report to Shareholders for the year ended January 31, 2005.

SELLING, GENERAL AND ADMINISTRATIVE AND OTHERS

Selling, general and administrative expenses for the year ended January 31, 2005, excluding severance costs, decreased by more than $2 million despite a 4% increase in sales, and were 34.1% as a percentage of sales as compared to 36.8% in 2003. Freight costs increased by approximately $250,000 and decreased slightly as a percentage of sales. Freight and installation costs in 2004 were adversely impacted by increased fuel costs and an increase in small orders requiring freight and installation. During the summer of 2003 the Company reduced its workforce by 485 employees. While the reduction in the workforce successfully lowered the Company’s cost structure, the Company incurred certain inefficiencies in coordinating production, shipment, and installation of customer orders during the third quarter of 2003. The Company did not incur comparable inefficiencies in 2004.

For 2004, the Company initiated programs to streamline product offerings, tightly integrated the inventory stocking program to coordinate with marketing programs, and reorganized freight and installation teams to improve the efficiency of freight and installation costs. The Company expects to continue these programs. For 2005, the Company intends to raise selling prices to cover increased raw material costs as well as increase prices on smaller orders requiring full service. If successful, this should cause freight and installation costs to decline as a percentage of sales in 2005, but there can be no assurance of attaining a reduction due to volatility in fuel and freight rates as well as fluctuations in the portion of business requiring full service.

During 2003, the Company initiated a voluntary separation program in the second quarter followed by a non-voluntary reduction in workforce in the third quarter. In connection with these reductions, the Company incurred $13,920,000 of severance costs. During 2004, the Company incurred no restructuring costs, and was able to support an increased volume in sales by supplementing the existing workforce with part-time or temporary labor. Management intends to maintain Virco’s core workforce at current levels for the near future, supplemented with temporary labor as considered necessary in order to produce, warehouse, deliver, and install furniture during the coming summer.

Interest expense was approximately $36,000 more than the prior year. Both borrowing levels and interest rates were comparable to the prior year. In 2005, the Company anticipates comparable average borrowing levels and an increase in the average interest rate paid.

In 2004 Virco has no gain or loss on the disposition of assets, compared to 2003 when Virco realized a significant gain on the sale of a former manufacturing facility. This facility had been held as rental property since 1994 when the Company relocated to the Torrance, California, manufacturing and distribution operation. The gain on sale for 2003 was $5,497,000.

PROVISION FOR INCOME TAXES

The Company recognizes deferred income taxes under the asset and liability method of accounting for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. Deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this consideration, the Company anticipates that it is more likely than not that the net deferred tax assets will not be realized, and a valuation allowance has been recorded against the net deferred tax assets at January 31, 2005 and January 31, 2004.

At January 31, 2005, the Company has net operating losses carried forward for federal and state income tax purposes, expiring at various dates through 2025 if not utilized. Federal net operating losses that can potentially be carried forward total approximately $20,750,000 at January 31, 2005. State net operating losses that can potentially be carried forward total approximately $48,307,000 at January 31, 2005.

For the fiscal year ended January 31, 2005, the Company incurred $115,000 of income and franchise taxes as required by various states. For the fiscal year ended January 31, 2004, the Company recognized an income tax benefit for an amount equal to the estimated available net operating loss that could be carried back against prior year taxes paid by the Company.

RESULTS OF OPERATIONS (2003 VS. 2002)

FINANCIAL RESULTS AND CASH FLOW

For the year ended January 31, 2004, the Company had a net loss of $21,961,000 on net sales of $191,852,000 compared to a net income of $282,000 on net sales of $244,355,000 for the year ended January 31, 2003. The loss was $1.68 per share for the year ended January 31, 2004, compared to net income of $0.02 per share in the prior year. Cash flow from operations was $(498,000) compared to $12,045,000 in the prior year. During 2003, the Company incurred a large operating loss, yet managed to finish the year with cash flow from operations being slightly negative. To accomplish this, the Company reduced inventory balances by over $14 million. The Company generated cash from investing activities by controlling capital expenditures, curtailing a split dollar life insurance program, and selling a manufacturing plant that was no longer used in operations. By year-end, the Company was able to reduce its long-term debt by more than $3.7 million.

SALES

Virco’s sales decreased by 21.5% in 2003 to $191,852,000, from $244,355,000 in 2002. As previously discussed, the reduction in sales is primarily attributable to severe budget shortfalls incurred by the Company’s primary customers, publicly funded schools. In addition, the commercial furniture markets have not recovered from a severe recession incurred in 2001 and 2002. Although certain states were impacted more severely than others, virtually all state and local governments had been affected. Virco’s sales declined in all but seven of the states in which Virco conducted business in 2003. Throughout 2003, the Company continued to maintain pricing discipline in its primary markets. The reduction in sales dollar volume was attributable to a reduction in unit volume, not price. The Company continued to emphasize the value of Virco’s products, the value of Virco’s distribution and delivery capabilities, and the value of timely deliveries during the peak seasonal delivery period. Although this policy had an adverse effect on unit volume, the Company achieved a slight net increase in selling prices.

COST OF SALES

For fiscal 2003, cost of sales was 72% of sales compared to 66% of sales in the prior year. Raw material costs increased by approximately 2% of sales, primarily due to increased steel prices. The balance of the increase was attributable to reduced levels of production. In response to reduced levels of sales, the Company severely reduced levels of manufacturing output in 2003 in order to control inventory levels. The Company ended 2003 with $14.5 million less inventory than in 2002. Overhead spending was not reduced by a comparable amount, and the factories incurred unfavorable production variances.

Inflation rates had a moderate impact on the Company’s cost of sales. In March 2002, tariffs of up to 30% on imports of selected steel products were imposed pursuant to Section 201 of the Trade Act of 1974. Cold-rolled steel is the single largest raw material used by many in the educational furniture industry, including Virco, and was subject to the maximum 30% tariff. Because Virco had acquired a substantial portion of its steel requirements by the effective date of the tariff, the Company did not incur the higher steel prices until the latter part of 2002. Virco incurred higher steel prices for all of 2003.

SELLING, GENERAL AND ADMINISTRATIVE AND OTHERS

Selling, general and administrative (SG&A) expenses for the year ended January 31, 2004, excluding severance costs, decreased by nearly $9 million, and were 36.8% as a percentage of sales in 2003 as compared to 32.5 % in 2002. During the summer of 2003 the Company reduced its workforce by 485 employees. While the reduction in the workforce successfully lowered the Company’s cost structure, the Company incurred certain inefficiencies in coordinating production, shipment, and installation of customer orders during the third quarter of 2003. Freight costs declined by approximately $2,250,000 due to a reduction in selling volume offset by increased freight rates and an increased percentage of less-than-truckload (LTL) shipments. Other SG&A spending was adversely affected by increased installation costs, offset by other reductions in selling and administrative expenses.

During the second and third quarters of 2003, the Company determined that the reduced level of orders received in the first quarter would likely continue for the rest of the year and possibly through 2005 as well. In the second quarter of 2003 the Company announced a voluntary separation program in addition to other measures that included voluntary part-time work and voluntary sabbaticals. Under the program, employees who voluntarily terminated their employment with the Company were paid six months of severance pay. During the second quarter, 485 employees accepted this offer. Approximately 25% of the workforce severed their employment in June and July. Including employer taxes, the Company incurred approximately $7.8 million in severance costs during the second quarter.

During the third quarter of 2003, the Company elected to further reduce expenses and head count through a non-voluntary reduction in force. In September, the Company laid off an additional 160 employees. These employees were given six months of severance pay in addition to a variety of outplacement service benefits to help them locate new employment. The Company incurred approximately $2.6 million of severance costs in the third quarter related to this reduction in workforce. In addition to the severance costs, the Company incurred additional pension settlement costs of approximately $2 million in the third quarter and recorded another $1.5 million of pension settlement costs during the fourth quarter.

Interest expense for 2003 was approximately $1,300,000 less than in the prior year due to reduced levels of borrowing and lower interest rates.

In 2003, Virco realized a significant gain on the sale of a former manufacturing facility. This facility had been held as rental property since 1994 when the Company relocated the Torrance, California, manufacturing and distribution operation. The gain on sale for the current year was $5,497,000. This compares to a loss on sale of assets of approximately $149,000 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL REQUIREMENTS

Virco addresses liquidity and capital requirements in the context of short-term seasonal requirements and the long-term capital requirements of the business. The Company’s core business of selling furniture to publicly funded educational institutions is extremely seasonal. The seasonal nature of this business permeates most of Virco’s operational, capital, and financing decisions.

The Company’s working capital requirements during and in anticipation of the peak summer season oblige management to make estimates and judgments that affect Virco’s assets, liabilities, revenues and expenses. Management expends a significant amount of time during the year, and especially in the first quarter, developing a stocking plan and estimating the number of employees, the amount of raw materials, and the types of components and products that will be required during the peak season. If management underestimates any of these requirements, Virco’s ability to fill customer orders on a timely basis or to provide adequate customer service may be diminished. If management overestimates any of these requirements, the Company may be required to absorb higher storage, labor and related costs, each of which may affect profitability. On an ongoing basis, management evaluates such estimates, including those related to market demand, labor costs, and inventory levels, and continually strives to improve Virco’s ability to correctly forecast business requirements during the peak season each year.

As part of Virco’s efforts to address seasonality, financial performance and quality without sacrificing service or market share, management has been refining the Company’s ATS operating model. ATS is Virco’s version of mass-customization, which assembles standard, stocked components into customized configurations before shipment. The Company’s ATS program reduces the total amount of inventory and working capital needed to support a given level of sales. It does this by increasing the inventory’s versatility, delaying assembly until the last moment, and reducing the amount of warehouse space needed to store finished goods.

In addition, Virco finances its largest balance of accounts receivable during the peak season. This occurs for two primary reasons. First, accounts receivable balances naturally increase during the peak season as shipments of products increase. Second, many customers during this period are government institutions, which tend to pay accounts receivable more slowly than commercial customers.

As the capital required for the summer season generally exceeds cash available from operations, Virco has historically relied on third-party bank financing to meet seasonal cash flow requirements. Virco has established a long-term relationship with its primary lender, Wells Fargo Bank. On an annual basis, the Company prepares a forecast of seasonal working capital requirements, and renews its revolving line of credit. For fiscal 2005, Virco has entered into a revolving credit facility with Wells Fargo Bank, amended and restated January 21, 2005, which provides a term loan of $20,000,000 and a secured revolving line of credit that varies with levels of inventory and receivables, up to a maximum of $40,000,000. The term loan is a two-year line amortizing at $5,000,000 per year with interest payable monthly at a fluctuating rate equal to the Bank’s prime rate plus a fluctuating margin. The revolving line has a 24-month maturity with interest payable monthly at a fluctuating rate equal to the Bank’s prime rate plus a margin of 1.50%. The revolving line typically provides for advances of 80% on eligible accounts receivable and 20% — 60% on eligible inventory. The revolving credit facility with Wells Fargo Bank is subject to various financial covenants and places certain restrictions on capital expenditures, new operating leases, dividends and the repurchase of the Company’s common stock. Approximately $16,221,000 was available for borrowing as of January 31, 2005.

During 2004 and 2003, the Company incurred large operating losses, yet managed to finish each year with less debt than at the beginning of the year. This was accomplished through the following actions. In 2004, the Company spent $2.8 million on capital expenditures, compared to depreciation expense of $9.8 million. In addition, receivables were reduced by over $1 million and inventories were reduced by nearly $2.5 million. In 2003, the Company reduced inventory balances by over $14 million. This was accomplished by streamlining the product offering for 2004, delaying until February Virco’s seasonal production of stock inventory for summer delivery, and aggressively reducing other inventories. The Company spent $2.3 million on capital expenditures, compared to depreciation expense of $11.6 million, providing more than $9 million of cash. The Company sold a former manufacturing facility, formerly held as rental property, which generated nearly $5,800,000 in cash. Finally, the Company terminated or curtailed certain benefit programs, including split dollar life insurance and deferred compensation plans, which reduced other non-current assets by $2.5 million. Many of these actions are one-time events, and will not be repeated in future years. The only anticipated recurring event is the excess of depreciation over capital expenditures. The Company is budgeting for capital expenditures to be less than depreciation for 2005, and the amount of cash generated is expected to be approximately $4-5 million.

As a result of the increased material costs previously described, the Company violated debt covenants related to the line of credit with Wells Fargo at the end of the third quarter of 2004. The violation of covenants was waived at the end of the quarter, and the Company re-negotiated its line of credit with the bank effective January 21, 2005.

Management believes cash generated from operations and from the previously described sources will be adequate to meet its capital requirements in the next 12 months.

LONG-TERM CAPITAL REQUIREMENTS

In addition to short-term liquidity considerations, the Company continually evaluates long-term capital requirements. In 1997, the Company initiated two large capital projects, which have had significant effects on cash flow for the past five years. In the 1998, 1999, and 2000 fiscal years the Company expended significant amounts of capital on these projects. Upon completion of these projects, the Company dramatically reduced capital spending. As shown in the Company’s consolidated statements of cash flows, during 2001, 2002, 2003, and 2004 capital expenditures ranged from one-quarter to one-third of depreciation expense.

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

Upon the completion of these substantial capital projects, the Company significantly reduced capital spending in 2004, 2003, 2002 and 2001. Management intends to limit future capital spending until growth in sales volume fully utilizes the new plant and distribution capacity. The Company has established a goal of limiting capital spending to less than $5,000,000 for 2005, which is approximately one-half of anticipated depreciation expense.

ASSET IMPAIRMENT

In 2002, Virco acquired certain assets of Furniture Focus. As part of this acquisition, the Company recorded goodwill of $2,200,000. During 2003, the Company rolled out the Furniture Focus package business nationwide. For 2005, Virco has expended significant effort training the sales force in package selling. In addition, Virco stocks selected products of other manufacturers that complement Virco’s product line, enabling Virco to fill nearly the entire FF&E budget line item for a K-12 school from products carried in stock. Virco evaluates the impairment of goodwill at least annually, or when indicators of impairment occur. As of January 31, 2005, there has been no impairment to the goodwill recorded.

In December 2003, Virco acquired certain assets of Corex Products, Inc., a manufacturer of compression molded components, for approximately $1 million. The assets have been transferred to the Company’s Conway, Arkansas, location where they have been integrated with Virco’s existing compression molding operation. In connection with this acquisition, Virco acquired certain patents and other intangible assets. As of January 31, 2005, there has been no impairment to the intangible assets recorded.

Virco made substantial investments in its infrastructure in 1998, 1999, and 2000. The investments included a new factory, new warehouse, and new production and distribution equipment. The factory, warehouse, and equipment acquired are used to produce, store, and ship a variety of product lines, and the use of any one piece of equipment is not dependent on the success or volume of any individual product. New products are designed to use as many common or existing components as practical. As a result, both our ATS inventory components and the machines used to produce them become more versatile. Virco evaluates the potential for impaired assets on a quarterly basis. As of January 31, 2005, there has been no impairment to the long-term assets of the Company.

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

CONTRACTUAL OBLIGATIONS

PAYMENTS DUE BY PERIOD

		Less than 1			More than 5
(In thousands)	Total	year	1-3 years	3-5 years	years

Long-Term Debt Obligations	$23,130	$5,012	$18,027	$24	$67
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	29,237	9,340	12,353	7,512	32
Purchase Obligations	25,316	25,316	—	—	—
Other Long-Term Obligations	—	—	—	—	—

	$77,683	$39,668	$30,380	$7,536	$99

Virco’s largest market is publicly funded school districts. A significant portion of this business is awarded on a bid basis. Many school districts require that a bid bond be posted as part of the bid package. In addition to bid bonds, many districts require a performance bond when the bid is awarded. At January 31, 2005, the Company had bonds outstanding valued at approximately $5,250,000. To the best of management’s knowledge, in over 50 years of selling to schools, Virco has never had a bid or performance bond called.

The Company accrues an estimate of its exposure to warranty claims based upon both product sales data and warranty claims incurred. For 2003 and 2004, warranty claims were higher than normal due to a recurring cosmetic complaint relating to a high-volume component. At the current time, management cannot reasonably determine whether warranty claims for the upcoming fiscal year will be less than, equal to, or greater than warranty claims incurred in 2004. The following is a summary of the Company’s warranty-claim activity during 2004.

Balance at January 31, 2004	Provision	Costs Incurred	Balance at January 31, 2005

$1,751,000	$1,304,000	$1,555,000	$1,500,000

RETIREMENT OBLIGATIONS

The Company provides retirement benefits to employees and non-employee directors under three defined benefit retirement plans; the Virco Employee’s Retirement Plan, the Virco Important Performers (VIP) Retirement Plan, and the Retirement Plan for Non-Employee Directors. The Virco Employee Retirement Plan is a qualified retirement plan that is funded through a trust held at Wells Fargo Bank (Trustee). The other two plans are non-qualified retirement plans. The VIP Plan is secured by life insurance policies held in a rabbi trust and the Plan for Non-Employee Directors is not funded.

In 2002 the Company adopted more conservative assumptions for estimating the return on plan assets held in the Wells Fargo Bank Trust (Trust) and the rate used to discount the Projected Benefit Obligation (PBO). For 2004, 2003 and 2002 the Company used a 6.5% expected return on plan assets, a 5.0% expected rate of increase in compensation, and a 6.5% discount rate. The result of using these more conservative estimates was to increase annual pension expense for the fiscal year ended January 31, 2004, by approximately $1.5 million and to increase the PBO by approximately $6 million. The combined impact of reduced discount rates and poor investment results over the three years ended January 31, 2004 resulted in the plan being under-funded. To correct this condition, the Company made an $8 million contribution to the Trust in September 2002, and a total contribution of approximately $10 million for the fiscal year ended January 31, 2003.

Three significant events occurred during 2003 that affected the retirement plans. First, approximately 40% of Virco’s employees severed their employment with Virco during the year. The majority of these employees accepted a voluntary severance package. This severance was treated as plan curtailment. Second, a significant number of employees that severed their employment elected a lump sum benefit. During 2003 the pension trust disbursed approximately $6.3 million to severed employees. These distributions were accounted for as a plan settlement. Finally, effective December 31, 2003, Virco froze all future benefit accruals under the plans. Employees can continue to vest under the benefits earned to date, but no covered participants will earn additional benefits under the plan freeze. As a result of these activities, Virco incurred additional pension expense of approximately $1,250,000 related to the plan curtailment, additional pension expense of approximately $1,540,000 related to the plan settlement, and additional pension expense of approximately $40,000 related to the plan freeze. As a result of the freeze, the projected benefit obligation decreased by approximately $7,500,000. The plan freeze is not intended to be permanent. It is management’s intention to restore a retirement benefit when the Company’s profitability and cash flow allow.

During 2004, the Company’s results of operations and financial position did not allow for a retire benefit to be restored. Benefit accruals under the plans have remained frozen. Expenses related to the pensions decreased by more than $6 million compared to 2003 and by more than $3 million compared to 2002.

It is the Company’s intent to maintain the funded status of the qualified plan at a minimum of 90% of the current liability as determined by the plan’s actuaries. As discussed above, the Company made a large cash contribution to the plan in 2002. During 2003, the Company contributed approximately $1,550,000 to the qualified plan and paid approximately $265,000 under the non-qualified plans. During 2004 the Company paid approximately $255,000 under the non-qualified plans. It is anticipated that contributions for 2005 will be less than $1 million.

The Company does not anticipate making any significant changes to the pension assumptions in the near future. If the Company were to have used different assumptions in the fiscal year ended January 31, 2005, a 1% reduction in investment return would have increased expense by approximately $155,000, a 1% change in the rate of compensation increase would had no impact, and a 1% reduction in the discount rate would have increased expense by $370,000. A 1% reduction in the discount rate would have increased the PBO by approximately $3.5 million. Refer to Note 4 to the consolidated financial statements for additional information regarding the pension plans and related expenses.

STOCKHOLDERS’ EQUITY

In April 1998, the Board of Directors approved a stock buy-back program giving authorization to buy back up to $5,000,000 of Company stock. The authorization of this stock buy-back program was increased to $7,000,000, $14,000,000, $20,000,000 and $22,000,000 in January 1999, April 1999, December 2001 and December 2002, respectively. As of the end of January 2005 and 2004, the Company had repurchased approximately 1,454,000 and 1,383,000 shares at a cost of approximately $18,788,000 and $18,151,000 respectively. During 2004, the Company retired the shares of treasury stock. The Company did not repurchase any share of stock during 2004. The current line of credit with Wells Fargo Bank does not allow for repurchases of stock. When the results of operations and cash flow allow, the Company will re-evaluate the stock buyback program.

Prior to 2003, Virco had established a track record of paying cash dividends to its stockholders for more than 20 consecutive years. As a result of the recent operating losses, the Company discontinued paying dividends in the second quarter of 2003. The current line of credit with Wells Fargo Bank does not allow for cash dividends. When the results of operations, cash flow, and loan covenants allow, the Company intends to reinstate the cash dividend policy.

Virco issued a 10% stock dividend or 3/2 stock split every year beginning in 1982 through 2002. Although the stock dividend has no cash consequences to the Company, the accounting methodology required for 10% dividends has affected the equity section of the balance sheet. When the Company records a 10% stock dividend, 10% of the market capitalization of the Company on the date of the declaration is reclassified from retained earnings to additional paid-in capital. During the period from 1982 through 2002, the cumulative effect of the stock dividends has been to reclassify over $122 million from retained earnings to additional paid-in capital. The equity section of the balance sheet on January 31, 2005, reflects additional paid-in capital of approximately $108 million and deficit retained earnings of approximately $55 million. Other than the losses incurred in the past two years, the retained deficit is a result of the accounting reclassification, and is not the result of accumulated losses.

ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. In addition to policies and programs designed to comply with environmental laws and regulations, Virco has enacted programs for recycling and resource recovery that have earned repeated commendations, including the 2004 California Waste Reduction Awards Program, designation in 2003 as a Charter Member of the WasteWise Hall of Fame, in 2002 as a WasteWise Partner of the Year, and in 2001 as a WasteWise Program Champion for Large Businesses by the United States Environmental Protection Agency. Despite these significant accomplishments, environmental laws have changed rapidly in recent years, and Virco may be subject to more stringent environmental laws in the future. The Company has expended, and expects to continue to expend, significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment, and remediation of environmental contamination.

In 2004 and 2003, the Company was self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. In prior years the Company has been self-insured for workers compensation, automobile, product, and general liability losses. The Company has purchased insurance to cover losses in excess of the self-insured retention or deductible up to a limit of $30,000,000. For the insurance year beginning April 1, 2005, the Company will be self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. In future years, the Company’s exposure to self-insured retentions will vary depending upon the market conditions in the insurance industry and the availability of cost-effective insurance coverage.

During the past 10 years the Company has aggressively pursued a program to improve product quality, reduce product liability claims and losses, and to more aggressively litigate product liability cases. This program has continued through 2004 and has resulted in reductions in product liability claims and litigated product liability cases. In addition, the Company has active safety programs to improve plant safety and control workers compensation losses. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates had a significant impact on the results of operations for 2004, 2003, and 2002. During these years the Company incurred substantial increases in the cost of raw materials and energy, particularly steel. In 2002, President Bush announced that he would impose, tariffs of up to 30% on imports of selected steel products pursuant to Section 201 of the Trade Act of 1974. During the second half of 2002, the Company incurred higher costs related to steel prices. During 2003, steel prices remained relatively stable, but at the higher levels incurred in the later half of 2002. During the beginning of 2004, Virco incurred significant disruption in the supply of steel in addition to markedly higher prices. Very significant purchases of steel by China, of both finished product and raw materials to produce steel, have impacted the market for steel. In addition, a fire in one of the largest coal mines in the United States disrupted the supply of domestic steel. During 2004 the cost of steel nearly doubled. In addition to higher steel prices, the Company incurred increases in the prices of raw materials and operating expenses that are impacted by the cost of oil, especially plastics and freight expense.

For 2005, the Company anticipates upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy and employee benefits. The price and supply of steel have stabilized compared to 2004, but remain at the higher levels. There is continued pressure on raw material costs that are affected by the price of oil, especially plastics. Transportation costs are also expected to be adversely affected by increased oil prices, in the form of increased operation costs for our fleet, and surcharges on freight paid to third-party carriers. Virco expects to incur continued pressure on employee benefit costs. Virco has aggressively addressed these costs by reducing headcount, freezing pension benefits, passing on a portion of increased medical costs to employees, and hiring temporary workers who are not eligible for benefit programs.

To counter the impact of increased costs, the Company has raised the list prices for Virco’s products. As a significant portion of Virco’s business is obtained through competitive bids, the Company is carefully considering the increased material cost in addition to increased transportation costs as part of the bidding process. Total material costs for 2005, as a percentage of sales, could be higher than in 2004, but it is the Company’s intention to raise selling prices enough so that material costs, as a percentage of sales, return to levels incurred in 2003. However, no assurance can be given that the Company will experience stable, modest or substantial increases in prices in 2005. The Company is working to control and reduce costs by improving production and distribution methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components and raw materials.

The Company uses the LIFO method of accounting for the material component of inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. In 2004, 2003, 2002 and 2001, the Company significantly reduced its expenditures for capital assets, but in the previous three fiscal years (1998, 1999, and 2000) the Company made the significant fixed asset acquisitions described above. The assets acquired result in higher depreciation charges, but due to technological advances should result in operating cost savings and improved product quality. In addition, some depreciation charges were offset by a reduction in lease expense.

The Company is also subject to interest rate risk related to its $23,130,000 of borrowings as of January 31, 2005, and any seasonal borrowings used to finance additional inventory and receivables. Rising interest rates may adversely affect the Company’s results of operations and cash flows related to its variable-rate bank borrowings. Accordingly, a 100 basis point upward fluctuation in the lender’s base rate would have caused the Company to incur additional interest charges of approximately $349,000 for the 12 months ended January 31, 2005. The Company would have benefited from a similar interest savings if the base rate were to have fluctuated downward by a like amount.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any material off-balance sheet arrangements during its 2004 fiscal year, nor did the Company have any material off-balance sheet arrangements outstanding at January 31, 2005

FINANCIAL STRATEGY

Virco’s financial strategy is to continue to strive to increase levels of profitability by targeting specific profitable market segments and customers. The Company has organized its sales force, developed products, and acquired production and distribution facilities for the specific needs of these customers. During the fiscal years 1998, 1999, and 2000, the Company made significant capital expenditures to support future sales growth in these targeted markets. For the next several years, the Company intends to increase sales to these markets, and to service these sales without making further significant investments in facilities or working capital.

ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs” (“Statement No. 151”). Statement No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Statement No. 151 requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt this Statement effective February 1, 2006 and does not expect the adoption to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 (Revised) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS No. 123 (Revised) requires companies to record compensation expense for share-based payments to employees, including grants of employee stock options, at fair value. SFAS No. 123 (Revised) is effective for most public companies at the beginning of the first interim or annual period beginning after June 15, 2005. The Company will adopt this Statement effective February 1, 2006 and does not expect it to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” which states that the FASB believes that the qualified production activities deduction provided by the American Jobs Creation Act of 2004 (“the Act”) should be accounted for as a special deduction in accordance with SFAS No. 109. This FSP was effective upon issuance. FSP 109-1 has not had, nor is it expected to have, a material impact on the Company’s financial position, results of operations or cash flows.

EXHIBIT 13.1 — FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

in thousands except per share data	2004	2003	2002	2001	2000

Summary of Operations
Net sales (4) (5)	$199,854	$191,852	$244,355	$257,462	$287,342

Net (loss) income before cumulative effect of change in accounting principle	$(13,995)	$(21,961)	$282	$246	$4,313
Cumulative effect of change in accounting principle, net of $191 tax benefit (5)					(297)

Net (loss) income	$(13,995)	$(21,961)	$282	$246	$4,016

(Loss) income per share data
(Loss) income before cumulative effect of change in accounting principle (1)
Basic	$(1.07)	$(1.68)	$0.02	$0.02	$0.31
Assuming dilution	(1.07)	(1.68)	0.02	0.02	0.31

Cumulative effect of change in accounting principle (1)
Basic	—	—	—	—	(0.02)
Assuming dilution	—	—	—	—	(0.02)

Net (loss) income (1)
Basic	(1.07)	(1.68)	0.02	0.02	0.29
Assuming dilution	(1.07)	(1.68)	0.02	0.02	0.29

Pro forma amounts assuming the accounting change is applied retroactively
Net (loss) income (5)	$(13,995)	$(21,961)	$282	$246	$4,313

Per share data
Net (loss) income
Basic	(1.07)	(1.68)	0.02	0.02	0.31
Assuming dilution	(1.07)	(1.68)	0.02	0.02	0.31

Dividends declared per share, adjusted for 10% stock dividend
Cash dividends (3)	$—	$0.04	$0.08	$0.07	$0.06

Other Financial Data
Total assets	$114,041	$126,268	$154,796	$161,372	$199,549
Working capital	$15,334	$25,404	$38,748	$34,464	$43,173
Current ratio	1.5/1	2.0/1	2.4/1	2.2/1	1.9/1
Total long-term obligations	$34,090	$37,934	$44,702	$43,154	$59,608
Stockholders’ equity	$49,265	$62,352	$82,774	$90,223	$94,141
Shares outstanding at year-end (3)	13,098	13,096	13,111	13,445	13,652
Stockholders’ equity per share (2)	$3.76	$4.76	$6.31	$6.71	$6.90

(1)	Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and stock split.

(2)	Based on number of shares outstanding at year-end after giving effect for stock dividends and stock split.

(3)	Adjusted for stock dividends and stock split.

(4)	The prior period statements of operations contain certain reclassifications to conform to the presentation required by EITF No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” which the Company adopted during the fourth quarter of the year ended January 31, 2001.

(5)	During the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” Pursuant to Financial Accounting Standards Board Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” effective February 1, 2000, the Company recorded the cumulative effect of the accounting change.

FINANCIAL HIGHLIGHTS

Financial Highlights
in thousands, except per share data	2004	2003	2002	2001	2000

Summary of Operations
Net sales (3, 4)	$199,854	$191,852	$244,355	$257,462	$287,342

Net (loss) income
Net (loss) income before change in accounting methods	$(13,995)	(21,961)	282	246	4,313
Change in accounting methods	—	—	—	—	(297)

	$(13,995)	$(21,961)	$282	$246	$4,016

Net (loss) income per share (1)	$(1.07)	$(1.68)	$0.02	$0.02	$0.29
Stockholder’s equity	49,265	62,352	82,774	90,223	94,141
Stockholder’s equity per share (2)	3.76	4.76	6.31	6.71	6.90

	1999	1998	1997	1996	1995

Summary of Operations
Net sales (3, 4)	$268,079	$275,096	$259,586	$237,551	$225,559

Net (loss) income
Net (loss) income before change in accounting methods	10,166	17,630	13,852	9,326	5,209
Change in accounting methods	—	—	—	—	—

	$10,166	$17,630	$13,852	$9,326	$5,209

Net income per share (1)	$0.72	$1.20	$0.94	$0.64	$0.36
Stockholder’s equity	93,834	88,923	77,077	63,921	55,386
Stockholder’s equity per share (2)	6.82	6.30	5.39	4.48	3.88

(1)	Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and stock split.

(2)	Based on number of shares outstanding at year-end giving effect for stock dividends and stock split.

(3)	The prior period statements of operations contain certain reclassifications to conform to the presentation required by EITF No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” which the Company adopted during the fourth quarter of the year ended January 31, 2001.

(4)	During the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” Pursuant to Financial Accounting Standards Board Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” effective February 1, 2000, the Company recorded the cumulative effect of the accounting change.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management of Virco Mfg. Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or supervised by, the Company’s principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

     The Company’s internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In connection with the preparation of the Company’s annual financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of the Company’s internal control over financial reporting.

     Based on this assessment, management did not identify any material weakness in the Company’s internal control, and management has concluded that the Company’s internal control over financial reporting was effective as of January 31, 2005.

     Ernst & Young LLP, the independent registered public accounting firm that audited the Company’s financial statements, has issued an attestation report on management’s assessment of internal control over financial reporting, a copy of which is included in this Annual Report to Stockholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Virco Mfg. Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Virco Mfg. Corporation maintained effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Virco Mfg. Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Virco Mfg. Corporation maintained effective internal control over financial reporting as of January 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Virco Mfg. Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of January 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended January 31, 2005 of Virco Mfg. Corporation and our report dated March 18, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
March 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Virco Mfg. Corporation

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended January 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Virco Mfg. Corporation’s internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
March 18, 2005

Virco Mfg. Corporation

Consolidated Balance Sheets

	January 31
	2005	2004
	(In thousands,
	except share data)
Assets
Current assets:
Cash	$1,192	$2,059
Trade accounts receivable (less allowance for doubtful accounts of $225 in 2004 and 2003)	15,997	17,333
Income taxes receivable	1,279	1,423
Other receivables	165	138
Inventories:
Finished goods, net	9,676	10,470
Work in process, net	10,373	11,141
Raw materials and supplies, net	5,998	6,860

	26,047	28,471

Prepaid expenses and other current assets	1,340	1,962

Total current assets	46,020	51,386

Property, plant and equipment:
Land and land improvements	3,287	3,287
Buildings and building improvements	49,542	49,548
Machinery and equipment	104,762	103,185
Leasehold improvements	1,307	1,251

	158,898	157,271
Less accumulated depreciation and amortization	102,009	93,913

Net property, plant and equipment	56,889	63,358

Goodwill and other intangible assets	2,337	2,350
Other assets	8,795	9,174

Total assets	$114,041	$126,268

Virco Mfg. Corporation

Consolidated Balance Sheets

	January 31
	2005	2004
	(In thousands,
	except share data)
Liabilities
Current liabilities:
Checks released but not yet cleared bank	$1,759	$2,702
Accounts payable	13,948	9,513
Accrued compensation and employee benefits	5,722	5,636
Current portion of long-term debt	5,012	3,138
Other accrued liabilities	4,245	4,993

Total current liabilities	30,686	25,982

Non-current liabilities:
Accrued self-insurance retention and other	3,221	4,053
Accrued pension expenses	12,751	11,686
Long-term debt, less current portion	18,118	22,195

Total non-current liabilities	34,090	37,934

Commitments and contingencies

Stockholders’ equity:
Preferred stock:
Authorized 3,000,000 shares, $.01 par value; none issued or outstanding	—	—
Common stock:
Authorized 25,000,000 shares, $.01 par value; issued 13,098,364 shares in 2004 and 14,583,331 shares in 2003	131	146
Additional paid-in capital	107,883	127,133
Retained deficit	(55,407)	(41,412)
Less treasury stock at cost (0 shares in 2004 and 1,487,530 shares in 2003)	—	(19,271)
Less accumulated comprehensive loss	(3,342)	(4,244)

Total stockholders’ equity	49,265	62,352

Total liabilities and stockholders’ equity	$114,041	$126,268

See accompanying notes.

Virco Mfg. Corporation

Consolidated Statements of Operations

	Year ended January 31
	2005	2004	2003
	(In thousands, except share data)
Net sales	$199,854	$191,852	$244,355
Costs of goods sold	143,415	137,420	160,652

Gross profit	56,439	54,432	83,703

Selling, general and administrative expenses	68,229	70,593	79,721
Separation costs	—	13,920	—
Interest expense	2,090	2,054	3,410
(Gain) loss on sale of assets, net	—	(5,497)	149

(Loss) income before income taxes	(13,880)	(26,638)	423
Provision for income taxes	115	(4,677)	141

Net (loss) income	$(13,995)	$(21,961)	$282

Cash dividends per share	$—	$0.04	$0.08

Net (loss) income per common share
Basic	$(1.07)	$(1.68)	$0.02
Assuming dilution	(1.07)	(1.68)	0.02

Weighted average shares outstanding:
Basic	13,112	13,106	13,344
Assuming dilution	13,112	13,106	13,458

See accompanying notes.

Virco Mfg. Corporation

Consolidated Statements of Stockholders’ Equity

			Additional	Retained			Accumulated
			Paid-in	Earnings	Comprehensive	Treasury	Comprehensive
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Stock	Loss	Total
	(In thousands, except share data)
Balance at January 31, 2002	12,223,047	$132	$109,638	$(2,006)	$—	$(13,975)	$(3,566)	$90,223
Net income	—	—	—	282	282	—	—	282
Minimum pension liability, net of tax	—	—	—	—	(3,072)	—	(3,072)	(3,072)
Derivative instrument, net of tax	—	—	—	—	544	—	544	544

Comprehensive loss, net of tax	—	—	—	—	(2,246)	—	—	—
Stock issued under option plans	147,004	1	469	—	—	—	—	470
Stock dividend (10%)	1,212,671	12	16,177	(16,189)	—	—	—	—
Cash dividends	—	—	—	(1,014)	—	—	—	(1,014)
Purchase of treasury stock	(472,120)	—	—	—	—	(4,659)	—	(4,659)

Balance at January 31, 2003	13,110,602	145	126,284	(18,927)	—	(18,634)	(6,094)	82,774
Net loss	—	—	—	(21,961)	(21,961)	—	—	(21,961)
Minimum pension liability	—	—	—	—	1,732	—	1,732	1,732
Derivative instrument	—	—	—	—	118	—	118	118

Comprehensive loss	—	—	—	—	(20,111)	—	—	—
Stock issued under option and tax benefits	56,257	1	849	—	—	—	—	850
Cash dividends	—	—	—	(524)	—	—	—	(524)
Purchase of treasury stock	(71,058)	—	—	—	—	(637)	—	(637)

Balance at January 31, 2004	13,095,801	146	127,133	(41,412)	—	(19,271)	(4,244)	62,352
Net loss				(13,995)	(13,995)	—	—	(13,995)
Minimum pension liability	—	—	—	—	902	—	902	902
Derivative instrument	—	—	—	—	—	—	—	—

Comprehensive loss	—	—	—	—	(13,093)	—	—	—
Stock issued under option plans	2,563	—	6	—	—	—	—	6
Cash dividends	—	—	—	—	—	—	—	—
Retirement of treasury stock	—	(15)	(19,256)	—	—	19,271		—

Balance at January 31, 2005	13,098,364	$131	$107,883	$(55,407)	—	$—	$(3,342)	$49,265

See accompanying notes.

Virco Mfg. Corporation

Consolidated Statements of Cash Flows

	Year ended January 31
	2005	2004	2003
	(In thousands)
Operating activities
Net (loss) income	$(13,995)	$(21,961)	$282
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	9,799	11,605	13,659
Provision for doubtful accounts	17	36	267
(Gain) loss on sale of property, plant and equipment	—	(5,497)	149
Deferred income taxes	—	674	555
Changes in assets and liabilities
Trade accounts receivable	1,319	(191)	4,156
Other receivables	(27)	85	(48)
Inventories	2,424	14,568	(4,356)
Income taxes	144	(4,461)	2,256
Prepaid expenses and other current assets	622	(467)	(560)
Accounts payable and accrued liabilities	3,364	5,231	(4,443)
Other	11	(120)	128

Net cash provided by (used in) operating activities	3,678	(498)	12,045

Investing activities
Capital expenditures	(2,799)	(2,236)	(3,532)
Proceeds from sale of property, plant and equipment	9	5,806	93
Net investment in life insurance	442	1,622	(109)
Acquisition of business	—	—	(4,550)

Net cash (used in) provided by investing activities	(2,348)	5,192	(8,098)

Financing activities
Dividends paid	—	(524)	(1,014)
Issuance of long-term debt	1,862	2,051	4,240
Repayment of long-term debt	(4,065)	(5,514)	(3,049)
Proceeds from issuance of common stock	6	153	178
Purchase of treasury stock	—	(440)	(4,367)

Net cash used in financing activities	(2,197)	(4,274)	(4,012)

Net (decrease) increase in cash	(867)	420	(65)
Cash at beginning of year	2,059	1,639	1,704

Cash at end of year	$1,192	$2,059	$1,639

Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
Interest, net of amounts capitalized	$2,090	$2,183	$3,513
Income tax, net	(320)	1,421	(2,495)

Non cash activities
Accrued asset retirement obligations	$540	$—	$—

See accompanying notes.

VIRCO MFG. CORPORATION

Notes to Financial Statements

January 31, 2005

1. Summary of Business and Significant Accounting Policies

Business

Virco Mfg. Corporation (the “Company”), which operates in one business segment, is engaged in the design, production and distribution of quality furniture for the commercial and education markets. Over 50 years of manufacturing has resulted in a wide product assortment. Major products include mobile tables, mobile storage equipment, desks, computer furniture, chairs, activity tables, folding chairs and folding tables. The Company manufactures its products in Torrance, California, and Conway, Arkansas, for sale primarily in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year End

Fiscal years 2004, 2003 and 2002, refer to the years ended January 31, 2005, 2004 and 2003, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the date of purchase.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company’s credit risk. The Company does not typically obtain collateral to secure credit risk. A substantial percentage of the Company’s receivables come from low-risk government entities. No customers exceeded 10% of the Company’s sales for each of the three years in the period ended January 31, 2005. Foreign sales were less than 5% for each of the three years in the period ended January 31, 2005.

No single customer accounted for more than 10% of the Company’s accounts receivable at January 31, 2005 or 2004.

Derivatives

The Company uses derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. All derivatives are recognized as either assets or liabilities in the statement of financial condition and are measured at fair value. At January 31, 2005 and 2004, the Company has no derivative instruments.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method of valuation for the material content of inventories and the first-in, first-out (FIFO) method for labor and overhead.

VIRCO MFG. CORPORATION

Notes to Financial Statements(continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed on the straight-line method for financial reporting purposes based upon the following estimated useful lives:

Land improvements	5 to 25 years
Buildings and building improvements	5 to 40 years
Machinery and equipment	3 to 10 years
Leasehold improvements	shorter of lease or useful life

Interest costs, amounting to $0, $13,000 and $38,000 for the years ended January 31, 2005, 2004 and 2003, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software purchased or developed for its own use. Such costs are amortized over three to seven years from the date the software becomes operational. The net book value of capitalized software, included in machinery and equipment, was $1,766,000 and $3,118,000 at January 31, 2005 and 2004, respectively.

The Company has established asset retirement obligations related to leased manufacturing facilities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. Accrued asset retirement obligations are recorded at net present value and discounted over the life of the lease. Asset retirement obligations, included in other non-current liabilities are $540,000 and $0 at January 31, 2005 and 2004, respectively.

Impairment of Long-Lived Assets

An impairment loss is recognized in the event facts and circumstances indicate the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on the excess of the carrying amount of the impaired asset over the fair value. Generally, fair value represents the Company’s expected future cash flows from the use of an asset or group of assets, discounted at a rate commensurate with the risks involved.

Net (Loss) Income Per Share

Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of common shares outstanding. Diluted net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of common shares outstanding plus the dilution effect of convertible securities. The following table sets forth the computation of basic and diluted (loss) income per share:

	2004	2003	2002

Numerator:
Net (loss) income	$(13,995,000)	$(21,961,000)	$282,000

Denominator:
Denominator for basic (loss) earnings per share:
Weighted-average shares	13,112,000	13,106,000	13,344,000
Dilutive potential common shares	—	—	114,000

Denominator for diluted earnings per share:
Adjusted weighted-average share and assumed conversions	13,112,000	13,106,000	13,458,000

Basic earnings per share:
Net (loss) income	$(1.07)	$(1.68)	$0.02

Diluted earnings per share:
Net (loss) income	$(1.07)	$(1.68)	$0.02

For the period ended January 31, 2005, approximately 225,000 shares of unvested stock awards and incentive stock options were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the period ended January 31, 2004, approximately 20,000 shares of incentive stock options were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the period ended January 31, 2003, per share and weighted-average share amounts have been restated to reflect stock dividends and stock splits previously declared.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life are not amortized but are subject to annual impairment tests. Other intangible assets are amortized over their useful lives. The adoption of SFAS No. 142 did not have a material effect on the Company’s financial position, results of operations or cash flows as prior to April 2002 the Company did not have any recorded goodwill or any indefinite lived or finite lived intangible assets, other than deferred pension assets.

Information regarding the Company’s goodwill and other intangible assets are as follows (in thousands):

	2004			2003
		Accumulated			Accumulated
	Gross Amount	Amortization	Net Amount	Gross Amount	Amortization	Net Amount
Goodwill (not amortized)	$2,200	$—	$2,200	$2,200	$—	$2,200
Intangible assets	150	(13)	137	150	—	150

	$2,350	$(13)	$2,337	$2,350	$—	$2,350

The Company anticipates that amortization expense will be approximately $15,000 per year for the next five years. The Company does not have amortization expense other than related to intangible assets.

Environmental Costs

Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs that extend the useful life of assets are capitalized and amortized over the useful life of the assets. At January 31, 2005 and 2004, the Company has not capitalized any remediation costs and has not recorded any amortization expense in fiscal years 2004, 2003 and 2002.

Advertising Costs

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $2,843,000 in 2004, $2,757,000 in 2003 and $2,921,000 in 2002.

Product Warranty Expense

The Company provides for a product warranty on most of its products. It generally provides that customers can return a defective product during the specified warranty period following purchase in exchange for a replacement product or repair at no cost to the consumer. The

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. The Company recorded reserves of $1,500,000 and $1,751,000 as of January 31, 2005 and 2004, respectively.

Self-Insurance

The Company has a self-insured retention for workers compensation, automobile and general and product liability claims. Actuaries assist the Company in determining its liability for the self-insured component of claims, which have been discounted to their net present value.

Stock-Based Compensation Plans

Incentive Stock Options

The Company uses the “intrinsic value based” method for accounting for stock options as prescribed by Accounting Principles Board No. 25. The Company provides pro forma disclosures as if the fair value method had been applied in accordance with SFAS No. 123 and SFAS No. 148. SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 3.60% to 6.26%; dividend yield of 0.00% to 0.98%; volatility factor of the expected market price of the Company’s common stock of 0.26 to 0.42; and a weighted-average expected life of the option of five years.

The estimated fair value of the options is amortized to expense over the options’ vesting period for pro forma disclosures. The per share “pro forma” for the effects of SFAS No. 123, as amended by SFAS 148, is not indicative of the effects on reported net (loss) income for future years. The Company’s “reported” and “pro forma” information is as follows:

	Year ended January 31,
	2005	2004	2003
		(In thousands)
Net (loss) income, as reported	$(13,995)	$(21,961)	$282
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effects	(54)	(58)	(41)

Pro forma net (loss) income	$(14,049)	$(22,019)	$241

	Year ended January 31,
	2005	2004	2003

Basic earnings per share:
Net (loss) income, as reported	$(1.07)	$(1.68)	$.02
Net (loss) income, pro forma	(1.07)	(1.68)	.02
Diluted earnings per share:
Net (loss) income, as reported	$(1.07)	$(1.68)	$.02
Net (loss) income, pro forma	(1.07)	(1.68)	.02

Use of Estimates and Assumptions

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes all sales when title passes under its various shipping terms and when collectability is reasonably assured. The Company reports sales net of sales returns and allowances.

Shipping and Installation Fees

Revenues related to shipping and installation are included as revenue in net sales. Costs related to shipping and installation are included in operating expenses. For the years ended January 31, 2005, 2004 and 2003, shipping and installation costs of approximately $33,421,000, $34,443,000 and $27,590,000, respectively, were included in selling, general and administrative expenses.

Accounting for Income Taxes

The Company recognizes deferred income taxes under the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”. Deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Impact of Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt this Statement effective February 1, 2006 and does not expect the adoption to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 (Revised) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS No. 123 (Revised) requires companies to record compensation expense for share-based payments to employees, including grants of employee stock options, at fair value. SFAS No. 123 (Revised) is effective for most public companies at the beginning of the first interim or annual period beginning after June 15, 2005. The Company will adopt this Statement effective February 1, 2006 and does not expect it to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” which states that the FASB believes that the qualified production activities deduction provided by the American Jobs Creation Act of 2004 (“the Act”) should be accounted for as a special deduction in accordance with SFAS No. 109. This FSP was effective upon issuance. FSP 109-1 has not had, nor is it expected to have, a material impact on the Company’s financial position, results of operations or cash flows.

2. Inventories

The current material cost for inventories exceeded LIFO cost by $6,201,000 and $4,042,000 at January 31, 2005 and 2004, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories increased (decreased) income by $410,000, $771,000 and $(423,000) in the years ended January 31, 2005, 2004 and 2003, respectively.

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

Details of inventory amounts, including the material portion of inventory which is valued at LIFO, at January 31, 2005 and 2004, are as follows (in thousands):

		January 31, 2005
	Material		Labor,
	Content at	LIFO	Overhead
	FIFO	Reserve	and Other	Total

Finished goods	$6,890	$(1,564)	$4,350	$9,676
Work in process	5,067	(2,315)	7,621	10,373
Raw materials and supplies	8,321	(2,322)	—	5,998

Total	$20,278	$(6,201)	$11,971	$26,047

		January 31, 2004
	Material		Labor,
	Content at	LIFO	Overhead
	FIFO	Reserve	and Other	Total

Finished goods	$8,399	$(1,493)	$3,565	$10,470
Work in process	7,789	(1,033)	4,384	11,141
Raw materials and supplies	8,376	(1,516)	—	6,860

Total	$24,564	$(4,042)	$7,949	$28,471

3. Debt

Outstanding balances (in thousands) for the Company’s long-term debt were as follows:

	January 31,
	2005	2004

Revolving credit line with Wells Fargo Bank(a)	$3,003	$11,629
Term note with Wells Fargo Bank(a)	20,000	12,500
IRB with the City of Torrance(b)	—	1,055
Other	127	149

	23,130	25,333
Less current portion	5,012	3,138

	$18,118	$22,195

Outstanding stand-by letters of credit	$2,540	$—

(a) Virco has entered into a revolving credit facility with Wells Fargo Bank, amended and restated January 21, 2005, which provides a Term Loan of $20,000,000 and a secured revolving line of credit that varies as a percentage of inventory and receivables, up to a maximum of $40,000,000. The term note is a two-year loan amortizing at $5,000,000 per year with interest payable monthly at a fluctuating rate equal to the Bank’s prime rate (5.25% at January 31, 2005) plus a fluctuating margin of (i) 1.50% if the aggregate principal amount of the Term Loan outstanding is greater than $15,000,000; (ii) 1.25% if the aggregate principal amount of the Term Loan outstanding is greater than $10,000,000 but less than $15,000,000; (iii) 1.00% if the aggregate principal amount of the Term Loan outstanding is greater than $5,000,000 but less than $10,000,000; (iv) 0.75% if the aggregate principal amount of the Term Loan outstanding is less than $5,000,000.

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

The revolving line has a 24-month maturity with interest payable monthly at a fluctuating rate equal to the Bank’s prime rate plus a fluctuating margin similar to the term note. The revolving line typically provides for advances of 80% on eligible accounts receivable and 20% — 60% on eligible inventory. The advance rates fluctuate depending on the time of the year and the types of assets. The agreement has an unused commitment fee of 0.375%. Approximately $16,221,000 was available for borrowing as of January 31, 2005.

The revolving credit facility with Wells Fargo Bank is subject to various financial covenants including a liquidity requirement, a leverage requirement, a cash flow coverage requirement and profitability requirements. The agreement also places certain restrictions on capital expenditures, new operating leases, dividends and the repurchase of the Company’s common stock. The revolving credit facility is secured by the Company’s accounts receivable, inventories, equipment and property. The Company is in compliance with its covenants at January 31, 2005. The $3,003,000 due under Wells Fargo Bank’s line of credit will be payable on February 15, 2007, if the agreement is not renewed. The Company intends to renew the agreement.

(b) 10-year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond was payable in monthly installments of $99,000, including interest, through December 2004. At January 31, 2005, this obligation was paid in full.

     Long-term debt repayments are approximately as follows (in thousands):

Year ending January 31,
2006	$5,012
2007	5,012
2008	13,015
2009	12
2010	12
Thereafter	67

$23,130

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 2005 and 2004, as all of the long-term debt bears interest at variable rates based on prevailing market conditions.

4. Retirement Plans

The Company maintains three defined benefit pension plans, the Virco Employees Retirement Plan, the VIP Retirement Plan, and the Non-Employee Directors Retirement Plan. Pension expense and cash contributions for the fiscal year ended January 31, 2005 were substantially less than the prior years as a result of several major events during the prior year. Three significant events occurred during the fiscal year ended January 31, 2004. First, approximately 40% of Virco’s employees severed their employment with Virco during the year. The majority of these employees accepted a voluntary severance package. This severance was treated as a plan curtailment. Second, a significant number of employees that severed their employment elected a lump sum benefit. During 2003, the pension trust disbursed approximately $6.3 million to severed employees. These distributions were accounted for as a plan settlement. Finally, effective December 31, 2003. The Company froze all future benefit accruals under the plans. Employees can continue to vest under the benefits earned to date, but no covered participants will earn additional benefits under the plan freeze. The annual measurement date for the plans is December 31. As a result of these activities, Virco incurred additional pension expense of approximately $1,250,000 related to the plan curtailment, additional pension expense of approximately $1,540,000 related to the plan settlement, and additional pension expense of approximately $40,000 related to the plan freeze. As a result of the plan freeze, the projected benefit obligation decreased by approximately $7,500,000. Accounting policy regarding pensions requires management to make complex and subjective estimates and assumptions relating to amounts which are inherently uncertain. Three primary economic assumptions influence the reported values of plan liabilities and pension costs. The Company takes the following factors into consideration.

The discount rate represents an estimate of the rate at which retirement plan benefits could effectively be settled. The Corporation obtains data on several reference points when setting the discount rate including current rates of return available on longer term high-grade bonds and changes in rates that have occurred over the past year. This assumption is sensitive to movements in market rates that have occurred since the preceding valuation date, and therefore, is likely to change from year to year.

When setting its rate of compensation increase assumption, the Company takes into consideration its recent experience with respect to average rates of compensation increase, compensation survey data relative to average compensation increases that other large corporations have

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

awarded, and compensation increases that other large corporations expect to award over the upcoming year. This assumption is somewhat sensitive to inflation and may change from year to year. Effective December 31, 2003, the Corporation froze future benefit accruals for all three defined benefit plans. As such, the compensation increase assumption impacted the pension expense for the fiscal year ended January 31, 2004, but did not impact the accumulated benefit obligation or projected benefit obligation reported effective January 31, 2004. The compensation increase assumption had no impact on pension expense, accumulated benefit obligation or projected benefit obligation for the period ended January 31, 2005.

The assumed rate of return on plan assets represents an estimate of long-term returns available to investors who hold a mixture of stocks, bonds, and cash equivalent securities. When setting its expected return on plan asset assumptions, the Company considers long-term rates of return on various asset classes (both historical and forecasted, using data collected from various sources generally regarded as authoritative) in the context of expected long-term average asset allocations for its defined benefit pension plan.

Two of the Company’s defined benefit pension plans (the VIP Plan and the Non-Employee Directors Plan) are executive benefit plans that are not funded and are subject to the Company’s creditors. Because these plans are not funded, the assumed rate of return has no impact on pension expense or the funded status of the plans.

The Company maintains a trust and funds the pension obligations for the Virco Mfg. Corporation Employees Pension. The Board of Directors appoints a Retirement Plan Committee that establishes policy for investment and funding strategies. Approximately 85% of the trust assets are managed by investment advisors and held in common trust funds with the balance managed by the Retirement Plan Committee. The Committee has established target asset allocations to its investment advisors, who invest the trust assets in a variety of institutional collective trust funds. The long-term asset allocation target provided to the investment advisors is 85% stock and 15% bond, with maximum allocations of 80% large cap stocks, 30% small cap stocks, and 30% international stock. The Company has established a custom benchmark derived from a variety of stock and bond indices that are weighted to approximate the asset allocation provided to the investment advisors. The investment advisors’ performance is compared to the custom index as part of the evaluation of the investment advisors’ performance. The Committee receives monthly reports from the investment advisors and meets periodically with them to discuss investment performance. At December 31, 2004 and 2003, the amount of the plan assets invested in bond or short-term investment funds were 5% and 10%, respectively, and the balance in equity funds or investments. The Trust does not hold any Company stock. It is the Company’s policy to contribute adequate funds to the Trust accounts to cover benefit payments under the VIP and Non-Employee Director Plans and to maintain the funded status of the Virco Mfg. Corporation Employees Pension at a minimum of 90% of the current liability as determined by the plan actuaries. It is anticipated that the Company will be required to contribute approximately $478,000 to the plans during the fiscal year ending January 31, 2006.

Payments made under the qualified plan are made from the trust fund. Payments made under the VIP Plan and Non-Employee Directors Plan are made by the Company. Estimated payments under the plans are as follows:

Plan Year	Qualified Plan	VIP Plan	Directors Plan	Total
	(in thousands)
2005	$420	$281	$—	$701
2006	543	272	49	864
2007	588	277	46	911
2008	702	266	43	1,011
2009	817	288	40	1,145
Thereafter	6,053	1,937	228	8,218

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

Qualified Pension Plan

The Company and its subsidiaries cover all employees under a non-contributory defined benefit retirement plan, the Virco Employees’ Retirement Plan (the Plan). Benefits under the Plan are based on years of service and career average earnings. The Company’s general funding policy is to contribute enough to maintain a funded status of at least 90% of the current liability as determined by the Plan actuaries. Minimum pension liability adjustments for the years 2004, 2003 and 2002 were $550,000, $3,376,000 and ($3,072,000), respectively (net of taxes of $352,000, $2,259,000 and ($2,005,000), respectively), and are included in comprehensive loss. At January 31, 2005 and 2004, a full valuation allowance has been recorded against the net deferred tax assets. Accumulated comprehensive loss at January 31, 2005, was primarily composed of minimum pension liability adjustments. Assets of the Plan are invested in common trust funds.

The following table sets forth (in thousands) the funded status of the Plan at December 31, 2004 and 2003:

	Pension Benefits
	2004	2003

Change in benefit obligation:
Benefit obligation at beginning of year	$21,640	$28,787
Service cost	230	1,384
Interest cost	1,360	1,706
Plan amendments	490	611
Settlement and curtailment	—	(5,062)
Actuarial (gain) loss	(346)	526
Benefit paid	(1,698)	(6,312)

Benefit obligation at end of year	$21,676	$21,640

Change in plan assets:
Fair value at beginning of year	$16,476	$17,074
Actual return on plan assets	1,414	4,179
Company contributions	—	1,535
Benefits paid	(1,698)	(6,312)

Fair value at end of year	$16,192	$16,476

	Pension Benefits
	2004	2003

Funded status of plan	$(5,484)	$(5,164)
Unrecognized net transition amount	(89)	(126)
Unrecognized prior service cost	3,431	2,842
Unrecognized net actuarial loss	2,903	4,370

Net amount recognized	$761	$1,922

Statements of financial position accrued benefit liability
Accrued benefit liability	$(5,483)	$(5,163)
Intangible asset	2,902	2,841
Accumulated other comprehensive income	3,342	4,244

Net amount recognized	$761	$1,922

Supplementary data
Projected benefit obligation	$21,676	$21,640
Accumulated benefit obligation	21,676	21,640

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

	Pension Benefits
	2004	2003

Weighted average assumptions
Discount rate	6.50%	6.50%
Expected return on plan assets	6.50%	6.50%
Rate of compensation increase	5.00%	5.00%

The total pension for the Plan (in thousands) included the following components:

		December 31,
	2004	2003	2002

Components of net cost:
Service cost	$230	$1,384	$1,437
Interest cost	1,361	1,864	1,684
Expected return on plan assets	(1,011)	(1,175)	(820)
Amortization of transition amount	(37)	(42)	(42)
Amortization of prior service cost	429	562	601
Recognized net actuarial loss	189	1,078	1,039
Settlement and curtailment	—	3,077	–

Benefit cost	$1,161	$6,748	$3,899

Additional information:
(Decrease) Increase in minimum liability included in other comprehensive income	$(902)	$(5,635)	$5,077

VIP Retirement Plan

The Company also provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees’ Retirement Plan. The VIP Plan benefits are secured by a life insurance program. The cash surrender values of the policies securing the VIP Plan were $2,584,000 and $2,691,000 at January 31, 2005 and 2004, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The Company maintains a Rabbi Trust to hold assets related to the VIP Retirement Plan. Substantially all assets securing this Plan are held in the Rabbi Trust.

The following table sets forth (in thousands) the funded status of the VIP Plan at December 31, 2004 and 2003:

	Non-Qualified VIP Pension
	2004	2003

Change in benefit obligation:
Benefit obligation at beginning of year	$5,254	$7,756
Service cost	240	801
Interest cost	334	489
Plan amendments	(490)	(610)
Settlement and curtailment	—	(3,442)
Actuarial loss	510	524
Benefit paid	(256)	(264)

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

	Non-Qualified VIP Pension
	2004	2003

Benefit obligation at end of year	$5,592	$5,254

Change in plan assets:
Company contributions	$256	$264
Benefits paid	(256)	(264)

Fair value at end of year	$—	$—

Funded status of plan	$(5,254)	$(5,254)
Unrecognized prior service cost	(2,959)	(2,968)
Unrecognized net actuarial loss	1,877	1,489

Accrued benefit cost	$(6,674)	$(6,733)

Statements of financial position:
Accrued benefit liability	$(6,674)	$(6,733)

Net amount recognized	$(6,674)	$(6,733)

	Non-Qualified VIP Pension
	2004	2003

Supplementary data:
Projected benefit obligation	$5,592	$5,254
Accumulated benefit obligation	5,592	5,254

Weighted average assumptions:
Discount rate	6.50%	6.50%
Rate of compensation increase	5.00%	5.00%

The total plan expense for the VIP Retirement Plan included the following components (in thousands):

	December 31,
	2004	2003	2002

Components of net cost:
Service cost	$240	$801	$820
Interest cost	334	489	431
Amortization of prior service cost	(499)	(499)	(417)
Recognized net actuarial loss	122	409	355
Settlement and curtailment	—	(264)	—

Benefit cost	$197	$936	$1,189

Non-Employee Directors Retirement Plan

In April 2001, the Board of Directors established a non-qualified plan for non-employee directors of the Company. The plan provides a lifetime annual retirement benefit equal to the director’s annual retainer fee for the fiscal year in which the director terminates his or her position with the Board, subject to the director providing 10 years of service to the Company. At January 31, 2005, the plan did not hold any assets.

The following table sets forth (in thousands) the funded status of the Non-Employee Directors Retirement Plan at December 31, 2004:

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

	Non-Employee
	Director Pension
	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year	$366	$554
Service cost	21	19
Interest cost	24	23
Actuarial (gain)/loss	(20)	(230)

Benefit obligation at end of year	$391	$366

Change in plan assets:
Fair value of plan assets at inception and end of year	$—	$—

Funded status of plan	$(391)	$(366)
Unrecognized prior service cost	111	198
Unrecognized net actuarial (gain)/loss	(232)	(237)

Net amount recognized	$(512)	$(405)

Statements of financial position:
Accrued benefit liability	$(512)	$(405)
Intangible asset	—	—

Net amount recognized	$(512)	$(405)

Weighted average assumptions:
Discount rate	6.50%	6.50%
Rate of compensation increase	5.00%	5.00%

The total plan expense for the Non-Employee Directors Retirement Plan included the following components (in thousands):

	December 31,
	2004	2003	2002
Components of net cost:
Service cost	$21	$19	$29
Interest cost	24	23	34
Actuarial gain	(26)	(23)	—
Amortization of prior year service cost	88	88	88

Benefit cost	$107	$151	$148

401(k) Retirement Plan

The Company’s retirement plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. Through December 31, 2001, the plan included an employee stock ownership component. The plan continues to include the Virco stock as one of the investment options. Shares owned by the plan are held by the Plan Trustee, Security Trust Company. At January 31, 2005 and 2004, the plan held 488,426 shares and 496,375 shares of Virco Stock, respectively. For the fiscal years ended January 31, 2005, 2004 and 2003, there was no employer match and therefore no compensation cost to the Company.

Life Insurance

The Company provided current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Effective January 2004, the Company terminated this plan for active employees. Cash surrender values of these policies, which are included in other assets in the consolidated balance sheets, were $2,792,000 and $2,633,000 at January 31, 2005 and

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

2004, respectively. The Company maintains a Rabbi Trust to hold assets related to the Dual Options Life Insurance Plan. Substantially all assets securing this plan are held in the Rabbi Trust.

Deferred Compensation Plan

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pre-tax basis. The Deferred Compensation Plan was funded with investment funds held in the Rabbi Trust. The Deferred Compensation Plan was terminated in December 2003 and all assets were distributed to participants in January 2004.

5. Stock Options and Stockholders Rights

The Company’s two stock plans are the 1997 Employee Incentive Plan (the 1997 Plan) and the 1993 Employee Incentive Stock Plan (the 1993 Plan). Under the 1993 Plan, the Company may grant an aggregate of 707,384 shares (as adjusted for stock splits and stock dividends) to its employees in the form of stock options. The 1993 Plan expired in 2003 and had 52,760 unexercised options outstanding at January 31, 2005. Under the 1997 Plan, the Company may grant an aggregate of 724,729 shares (as adjusted for stock splits and stock dividends) to its employees in the form of stock options or awards. As of January 31, 2005, the 1997 plan had 315,128 unexercised option outstanding and 120,249 shares remain available for future grant. Options granted under the plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period. During 2003, certain optionees satisfied the exercise price of their options by exchanging shares already owned rather than paying cash. As a result, 0 and 19,991 shares were recorded as treasury stock for the years ended January 31, 2005 and 2004, respectively. Non-employee directors automatically receive a grant for options to purchase 2,000 shares of common stock on the first business day following each annual meeting of the Company’s stockholders.

Incentive Stock Options

A summary of the Company’s stock option activity, and related information for the years ended January 31, are as follows:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Price	Price

Outstanding at beginning of year	372,381	$11.30	481,774	$10.82	659,475	$9.09
Granted	12,000	6.89	10,000	8.40	13,200	13.59
Exercised	(2,563)	2.41	(56,257)	6.22	(149,431)	3.15
Forfeited	(13,930)	8.54	(63,136)	12.58	(41,470)	11.68

Outstanding at end of year	367,888	11.17	372,381	11.15	481,774	10.82

Exercisable at end of year	336,352	11.39	337,509	11.30	433,280	10.81

Weighted-average fair value of options granted during the year		2.86		3.53		5.54

The data included in the above table have been retroactively adjusted, if applicable, for stock dividends.

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

Information regarding stock options outstanding as of January 31, 2005, is as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Price Range	Shares	Life	Price	Shares	Price

$2.91-3.81	5,578	0.86	$3.34	5,578	$3.34
$6.36-8.82	96,286	4.63	7.25	71,350	7.11
$10.14-16.09	266,024	3.85	12.76	259,424	12.74

	367,888			336,352

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company’s employee common stock options equals the market price of the underlying common stock on the grant date.

Restricted Stock Unit Awards

On June 30, 2004, the Company granted a total of 270,000 restricted stock units, with an estimated fair value of $6.92 per unit and exercise price of $0.01 per unit, to eligible employees under the 1997 plan. Participants vest their interest in notional stock units ratably over five years, with such units being 20% vested at each anniversary date. Compensation expense is recognized based on the estimated fair value of restricted stock units and vesting provisions. For fiscal year 2004, compensation expense incurred in connection with this award was $230,000.

Stockholders’ Rights

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company’s common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($20.70, as adjusted for stock splits and stock dividends), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company’s outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (483,153 shares as adjusted by stock splits and stock dividends) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

6. Income Taxes

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

		January 31,
	2005	2004	2003
Statutory	$(4,719)	$(9,057)	$144
State taxes (net of federal tax)	(472)	(906)	0
Change in valuation allowance	4,865	7,641	0
Nondeductible expenses and other	441	(2,355)	(3)

	$115	$(4,677)	$141

Significant components of the provision for income taxes (in thousands) attributed to continuing operations are as follows:

		January 31,
	2005	2004	2003
Current
Federal	$—	$(4,677)	$(333)
State	115	—	(81)

	115	(4,677)	(414)
Deferred
Federal	(4,466)	(6,359)	469
State	(753)	(1,283)	86

	(5,219)	(7,641)	555
Valuation allowance	5,219	7,641	—

	—	—	555

	$115	$(4,677)	$141

Deferred tax assets and liabilities (in thousands) are comprised of the following:

	January 31,
	2005	2004
Deferred tax assets
Accrued vacation and sick leave	$1,045	$906
Retirement plans	3,961	3,986
Insurance reserves	898	1,626
Inventory	663	665
Net operating loss carryforwards	8,697	4,055
Warranty	561	654

	15,825	11,892

Deferred tax liabilities
Tax in excess of book depreciation	(2,927)	(3,476)

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

	January 31,
	2005	2004
Capitalized software development costs	(258)	(472)
Other	(74)	(243)

	(3,259)	(4,191)
Valuation allowance	(12,566)	(7,701)

Net deferred tax asset	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this consideration, the Company anticipates that it is more likely than not that the net deferred tax assets will not be realized, and a valuation allowance was recorded against the net deferred tax assets at January 31, 2005 and January 31, 2004.

At January 31, 2005, the Company had net operating losses that can potentially be carried forward for federal and state income tax purposes, expiring at various dates through 2025 if not utilized. Federal net operating losses that can potentially be carried forward total approximately $20,750,000 at January 31, 2005. At January 31, 2005 state net operating losses that can potentially be carried forward total approximately $48,307,000 at January 31, 2005.

For the fiscal year ended January 31, 2005, the Company incurred $115,000 of income and franchise taxes as required by various states. For the fiscal year ended January 31, 2004, the Company recognized an income tax benefit for an amount equal to the estimated available net operating loss that could be carried back against prior year taxes paid by the Company.

7. Commitments

The Company has long-term leases on real property and equipment, which expire at various dates. Certain of the leases contain renewal, purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 2005, are as follows:

Year ending January 31,
2006	$9,340
2007	7,262
2008	5,091
2009	3,801
2010	3,712
Thereafter	31

$29,237

Rent expense relating to operating leases was as follows (in thousands):

Year ended January 31,
2005	$9,050
2004	9,999
2003	9,969

The Company leases machinery and equipment under a 10-year operating lease arrangement. The Company has the option of buying out the leases three to five years into the lease period.

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

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

The Company is subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At January 31, 2005 and 2004, there were no required reserves for such environmental contingencies.

The Company has a self-insured retention for product and general liability losses up to $500,000 per occurrence, workers’ compensation liability losses up to $250,000 and automobile liability losses up to $50,000 per occurrence. The Company has purchased insurance to cover losses in excess of the retention up to a limit of $30,000,000. The Company has obtained an actuarial estimate of its total expected future losses for liability claims and recorded the net present value of $2,400,000 at January 31, 2005, based upon the Company’s estimated payout period of four years using a 6% discount rate.

Workers’ compensation, automobile, general and product liability claims may be asserted in the future for events not currently known by management. Management does not anticipate that any related settlement, after consideration of the existing reserve for claims incurred and potential insurance recovery, would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company and its subsidiaries are defendants in various legal proceedings resulting from operations in the normal course of business. It is the opinion of management, in consultation with legal counsel, that the ultimate outcome of all such matters will not materially affect the Company’s financial position, results of operations or cash flows.

9. Warranty

The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. The majority of the Company’s products sold through January 31, 2005, carry a five-year warranty. Effective February 1, 2005, the Company extended its standard warranty period to 10 years. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The warranty liability is in accrued liabilities in the accompanying consolidated balance sheet.

Changes in the Company’s warranty liability were as follows (in thousands):

	January 31,
	2005	2004
Beginning balance	$1,751	$900
Provision	1,304	1,976
Costs incurred	(1,555)	(1,125)

Ending balance	$1,500	$1,751

10. Gain on Sale of Assets and Other Income

In November 2003, the Company completed the sale of its Gardena, California, manufacturing facility, which was held as rental property. The Company received $5,801,000 in cash and recorded a $5,557,000 pre-tax gain on the disposition during the fiscal year ended January 31, 2004.

VIRCO MFG. CORPORATION

Notes to Financial Statements (continued)

11. Quarterly Results (Unaudited)

The Company’s quarterly results for the years ended January 31, 2005 and 2004, are summarized as follows (in thousands, except per share data):

	Apr. 30	Jul. 31	Oct. 31	Jan. 31

Year ended January 31, 2005:
Net sales	$30,321	$68,813	$69,502	$31,218
Gross profit	10,317	21,797	20,391	3,934
Net (loss) income	(4,601)	2,031	21	(11,446)

Per common share(1)
Net loss
Basic	(0.35)	0.16	—	(0.87)
Assuming dilution	(0.35)	0.15	—	(0.87)

Year ended January 31, 2004:
Net sales	$31,180	$65,861	$65,802	$29,009
Gross profit	10,411	20,966	18,865	4,190
Net loss	(4,013)	(8,286)	(7,675)	(1,987)

Per common share(1)
Net loss
Basic	(0.31)	(0.63)	(0.59)	(0.15)
Assuming dilution	(0.31)	(0.63)	(0.59)	(0.15)

(1)	Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and with regard to diluted per common share amounts only, because of the effect of potentially dilutive securities only in the periods in which the effect would have been dilutive.

EXHIBIT 13.1 — SUPPLEMENTAL STOCKHOLDERS’ INFORMATION

Annual Meeting

The Annual Meeting of Virco stockholders will be held on Tuesday, June 7, 2005, at 10:00 a.m., at 2027 Harpers Way, Torrance, California 90501. The record date for this meeting is April 22, 2005. The Proxy Statement and Proxy pertaining to this meeting will be mailed on or about May 10, 2005.

SEC Form 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to:

Corporate Secretary
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

Virco Common Stock

The American Stock exchange is the principal market on which Virco Mfg. Corporation (VIR) stock is traded. As of April 4, 2005, there were approximately 338 registered stockholders according to the transfer agent records. There are approximately 923 beneficial stockholders.

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

Additional Services for Stockholders

Information about the Company is now available to stockholders at the Company’s website (www.virco.com). A brief description of Virco’s product line is offered together with illustrations showing a sampling of our furniture.

Quarterly Dividend and Stock Market Information

	Cash Dividends Declared		Common Stock Range
	31-Jan-05	31-Jan-04	31-Jan-05		31-Jan-04

			High	Low	High	Low

1st Quarter	$—	$0.02	$7.95	$7.01	$10.08	$8.43
2nd Quarter	—	0.02	7.75	6.70	9.65	6.11
3rd Quarter	—	—	7.75	7.20	7.62	5.60
4th Quarter	—	—	7.94	7.50	7.55	5.55

The data included in the above table has been retroactively adjusted, if applicable, for the stock split and stock dividends.

Directors, Officers and Facilities

Directors

Robert A. Virtue
President, Chairman of the Board and Chief Executive Officer

Donald S. Friesz
Former Vice President — Sales and Marketing

Evan M. Gruber
Chief Executive Officer, Class Leasing, Inc.

Robert K. Montgomery
Partner, Gibson, Dunn & Crutcher

Albert J. Moyer
Board member of California Amplifier, Inc., Collectors Universe, Inc., LaserCard Corporation and QAD Inc.

Glen D. Parish
Former Vice President and General Manager, Conway Division

Donald A. Patrick
Management Consultant, Diversified Business Resources, Inc.

Douglas A. Virtue
Executive Vice President

Dr. James R. Wilburn
Dean of the School of Public Policy, Pepperdine University

Officers

Robert A. Virtue
President, Chairman of the Board and Chief Executive Officer

Douglas A. Virtue
Executive Vice President

J. Scott Bell
Vice President – General Manager, Conway Division

Andy Choy
Vice President – Planning and Information Technology

Robert E. Dose
Vice President — Finance, Secretary and Treasurer

Angelica Gamble
Vice President – Human Resources

Patricia Quinones
Vice President – Logistics and Marketing Services

D. Randal Smith
Vice President — Marketing

Lori L. Swafford
Vice President — Legal Affairs

Nick Wilson
Vice President – General Manager, Torrance Division

Larry O. Wonder
Vice President – Sales

Bassey Yau
Corporate Controller, Assistant Secretary and Treasurer

Independent Registered Public Accounting Firm

Ernst & Young LLP
725 South Figueroa Street, Suite 500
Los Angeles, California 90017

Legal Counsel

Gibson, Dunn & Crutcher
2029 Century Park East
Los Angeles, California 90067

Corporate Headquarters

2027 Harpers Way
Torrance, California 90501
(310) 533-0474

Major Facilities

Torrance Division
2027 Harpers Way
Torrance, California 90501

Conway Division
Highway 65, South
Conway, Arkansas 72032

VIRCO MFG. CORPORATION AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED JANUARY 31, 2005, 2004 AND 2003
(In Thousands)

	Col. B	Col. C	Col. E	Col. F
	Balance at	Charged to Costs	Deductions from	Balance at Close of
Col. A	Beginning of Period	and Expenses	Reserves	Period
Allowance for doubtful accounts for the period ended:
January 31, 2005	$225	$17	$17	$225
January 31, 2004	$225	$36	$36	$225
January 31, 2003	$200	$267	$242	$225

Inventory valuation reserve for the period ended:
January 31, 2005	$1,150	$250	$0	$1,400
January 31, 2004	$575	$575	$0	$1,150
January 31, 2003	$628	$0	$53	$575

Warranty reserve for the period ended:
January 31, 2005	$1,751	$1,304	$1,555	$1,500
January 31, 2004	$900	$1,976	$1,125	$1,751
January 31, 2003	$150	$2,091	$1,341	$900

Product, workers compensation and automobile liability reserves for the period ended:
January 31, 2005	$4,297	$0	$1,897	$2,400
January 31, 2004	$3,080	$1,217	$0	$4,297
January 31, 2003	$3,500	$1,407	$1,827	$3,080

Deferred tax valuation allowance for the period ended:
January 31, 2005	$7,701	$4,865	$0	$12,566
January 31, 2004	$0	$7,701	$0	$7,701
January 31, 2003	$0	$0	$0	$0